As filed with the Securities and Exchange Commission on January 10, 2011

Registration No. 333-171324

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VeriFone Systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	3578	04-3692546
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2099 Gateway Place, Suite 600

San Jose, California 95110

(408) 232-7800

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Albert Y. Liu

Senior Vice President and General Counsel

VeriFone Systems, Inc.

2099 Gateway Place, Suite 600

San Jose, California 95110

(408) 232-7800

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Scott D. Miller Sarah P. Payne Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, California 94303 (650) 461-5600	Steven D. Pidgeon Richard S. Millard DLA Piper LLP (US) 2525 East Camelback Rd. Suite 1000 Phoenix, Arizona 85016 (480) 606-5100

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as possible after this Registration Statement is declared effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. VeriFone may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION. DATED JANUARY 10, 2011

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

We are writing to you today about the proposed merger of Hypercom Corporation (which we refer to as Hypercom) with a subsidiary of VeriFone Systems, Inc. (which we refer to as VeriFone).

If the merger is completed, Hypercom stockholders will receive 0.23 shares of VeriFone common stock for each share of Hypercom common stock they own.

VeriFone common stock is traded on the New York Stock Exchange under the trading symbol “PAY.” Based on the closing price of VeriFone common stock on December 28, 2010 of $38.56, the record date for holders of Hypercom common stock to vote at the special meeting, the value of the per share consideration to be received by Hypercom stockholders would be $8.87 per share of Hypercom common stock. The implied value of the merger consideration will fluctuate as the market price of the VeriFone common stock fluctuates.

Hypercom is holding a special meeting of stockholders (which we refer to as the special meeting) in order to obtain the approval necessary to complete the merger as more fully described in this proxy statement/prospectus. The merger cannot be completed unless the holders of a majority of the outstanding shares of Hypercom common stock entitled to vote at the special meeting approve and adopt the merger agreement and approve the merger. At the special meeting, Hypercom stockholders will be asked to vote on the merger described in the attached proxy statement/prospectus. Under Delaware law, holders of Hypercom common stock are not entitled to statutory dissenters’ rights.

Only holders of record of Hypercom common stock at the close of business on December 28, 2010 are entitled to attend and vote at the special meeting or any adjournment thereof.

The Hypercom board of directors has (1) reviewed and considered the terms and conditions of the merger agreement, (2) unanimously determined that the merger is fair to, and in the best interests of, Hypercom and its stockholders, considering the fairness opinion of UBS Securities LLC and such other factors as the board of directors has deemed appropriate and (3) unanimously approved the merger agreement, the merger and all of the transactions contemplated by the merger agreement. The Hypercom board of directors unanimously recommends that Hypercom stockholders vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

The merger will not be completed unless the stockholders of Hypercom approve the proposal related to the merger. Your vote is very important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote all proxy cards that you receive as soon as possible to ensure that your shares are represented at the special meeting. You may also submit a proxy for your shares by telephone or on the Internet in accordance with the instructions set forth on the accompanying proxy card.

The attached proxy statement/prospectus provides you with detailed information about VeriFone, Hypercom, the merger agreement and the merger. We encourage you to read the entire proxy statement/prospectus carefully, including the “Risk Factors” section beginning on page 26.

Yours sincerely,
/s/ Norman Stout
Norman Stout Chairman of the Board
Hypercom Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the accompanying proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated                     , 2011, and is first being mailed to Hypercom stockholders on or about                     , 2011.

Sources of Additional Information

This proxy statement/prospectus incorporates important business and financial information about VeriFone and Hypercom from documents that are not included in or delivered with this proxy statement/prospectus. Documents relating to VeriFone incorporated by reference are available from VeriFone without charge, excluding all exhibits unless VeriFone has specifically incorporated by reference an exhibit in this proxy statement/prospectus. Documents relating to Hypercom incorporated by reference are available from Hypercom without charge, excluding all exhibits unless Hypercom has specifically incorporated by reference an exhibit in this proxy statement/prospectus. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone or e-mail from the applicable company at the following addresses and telephone numbers:

VeriFone Systems, Inc. Attention: Investor Relations 2099 Gateway Place, Suite 600 San Jose, California 95110 ir@verifone.com (408) 232-7979	Hypercom Corporation Attention: Investor Relations 8888 East Raintree Drive, Suite 300 Scottsdale, Arizona, 85260 stsujita@hypercom.com (480) 642-5000

If you would like to request documents from VeriFone or Hypercom, please do so by February 16, 2011 in order to ensure that you receive them before the special meeting.

If you have any questions about the special meeting, the merger or this proxy statement/prospectus or need additional copies of this proxy statement/prospectus or the documents incorporated by reference into this proxy statement/prospectus, please send your request in writing or by telephone to Innisfree M&A Incorporated, Hypercom’s information agent and proxy solicitor, at the following address and telephone numbers:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(888) 750-5834 (toll-free)

Banks & Brokers Call Collect:

(212) 750-5833

For a more detailed description of the information incorporated by reference into this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” on page 117.

ABOUT THIS DOCUMENT

This document, which forms part of a registration statement on Form S-4 filed with the SEC by VeriFone (File No. 333-171324), constitutes a prospectus of VeriFone under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the VeriFone common stock to be issued to Hypercom stockholders as required by the merger agreement. This document also constitutes a proxy statement of Hypercom under Section 14(a) of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of Hypercom stockholders, at which Hypercom’s stockholders will be asked to consider and vote upon a proposal to approve and adopt the merger agreement and approve the merger.

VeriFone has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to VeriFone and Hypercom has supplied all such information relating to Hypercom. VeriFone and Hypercom have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

HYPERCOM CORPORATION

8888 EAST RAINTREE DRIVE, SUITE 300

SCOTTSDALE, ARIZONA, 85260

(480) 642-5000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 24, 2011

To all Hypercom stockholders:

Notice is hereby given that a special meeting of stockholders of Hypercom Corporation, a Delaware corporation, will be held at the principal executive offices of Hypercom located at 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260 on Thursday, February 24, 2011 at 9:00 a.m. Arizona time for the following purposes:

1.	To approve and adopt the Agreement and Plan of Merger, dated as of November 17, 2010, by and among Hypercom, VeriFone Systems, Inc., a Delaware corporation, and Honey Acquisition Co., a Delaware corporation and a wholly owned subsidiary of VeriFone, and approve the merger contemplated by the merger agreement;

2.	To approve the adjournment of the special meeting of stockholders of Hypercom, if necessary, for any purpose, including to solicit additional proxies if there are not sufficient votes to approve and adopt the merger agreement and approve the merger at the time of the special meeting of stockholders of Hypercom; and

3.	To conduct any other business that properly comes before the special meeting of stockholders of Hypercom or any adjournment or postponement of such special meeting.

Only stockholders of record on the close of business on December 28, 2010, the record date, are entitled to vote at the special meeting or any postponement or adjournment of the meeting. A list of these stockholders will be available for inspection during business hours during the ten days prior to the meeting, at 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260, and will also be available at the special meeting. You are cordially invited to the meeting.

The presence of a majority of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum at a meeting of stockholders.

By order of the Board of Directors of
Hypercom Corporation

/s/ Norman Stout

Norman Stout
Chairman of the Board

Scottsdale, Arizona

                    , 2011

REGARDLESS OF THE NUMBER OF SHARES OF HYPERCOM COMMON STOCK YOU OWN OR WHETHER YOU PLAN TO ATTEND THE MEETING, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED. THE MERGER CANNOT BE COMPLETED UNLESS THERE IS A QUORUM PRESENT OR REPRESENTED AT THE SPECIAL MEETING AND THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF HYPERCOM COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING APPROVE AND ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER. THEREFORE, WE URGE YOU TO COMPLETE, SIGN, DATE AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED PRE-ADDRESSED, POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE. YOU MAY ALSO VOTE YOUR SHARES BY PHONE OR ON THE INTERNET IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH ON THE ACCOMPANYING PROXY CARD. RETURNING THE PROXY CARD DOES NOT DEPRIVE YOU OF YOUR RIGHT TO ATTEND THE MEETING AND TO VOTE YOUR SHARES IN PERSON. YOUR VOTE IS VERY IMPORTANT.

YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND APPROVAL OF THE MERGER.

PLEASE DO NOT RETURN YOUR HYPERCOM SHARE CERTIFICATES WITH YOUR ENCLOSED PROXY.

i

ii

Questions and Answers about the Merger

The following are some of the questions that you, as a stockholder of Hypercom, may have, and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this proxy statement/prospectus, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this proxy statement/prospectus. We urge you to read this proxy statement/prospectus in its entirety prior to making any decision.

Q:	Why am I receiving this proxy statement/prospectus?

A:	VeriFone and Hypercom have entered into a merger agreement. Upon completion of the merger, Hypercom will become a wholly owned subsidiary of VeriFone. In order to complete the merger, Hypercom stockholders must approve the proposal relating to the merger at the special meeting. The Hypercom proposal to approve and adopt the merger agreement and approve the merger must be approved by holders of a majority of the outstanding shares of Hypercom common stock entitled to vote at the special meeting.

We have included in this proxy statement/prospectus important information about the merger, the merger agreement and the special meeting of Hypercom stockholders. You should read this information carefully and in its entirety. We have also attached a copy of the merger agreement as Annex A. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting. Your vote is very important and we encourage you to vote your proxy as soon as possible.

Q:	What do I need to do now?

A:	Read and consider the information contained in this proxy statement/prospectus carefully, and then please vote your shares by returning your completed proxy as soon as possible so that your shares may be represented at the special meeting. You may also submit a proxy for your shares by telephone or on the Internet, no later than 11:59 p.m., Eastern time, on February 23, 2011 in order for your shares to be voted at the special meeting, unless you attend and vote at the special meeting.

Q:	What will Hypercom stockholders receive in the merger?

A:	If the merger is completed, Hypercom stockholders will receive 0.23 shares of VeriFone common stock for each share of Hypercom common stock they own.

The exchange ratio will not change even if the market prices of Hypercom common stock or VeriFone common stock fluctuate. Therefore, the market value of the VeriFone common stock that Hypercom stockholders will receive if the merger is completed will fluctuate up or down with fluctuations in the market price of VeriFone common stock.

Q:	What is the aggregate consideration to be paid by VeriFone for all of the outstanding shares of Hypercom common stock?

A:	Based on the number of shares of Hypercom common stock outstanding as of the record date, VeriFone will issue in the aggregate an estimated 12,892,878 shares of VeriFone common stock. Assuming the exercise of all Hypercom options and warrants outstanding as of the record date, VeriFone would issue an additional 3,454,101 shares of VeriFone common stock in the merger.

Q:	When do you expect the merger to be completed?

A:	We are working towards completing the merger as quickly as reasonably possible. Several conditions must be satisfied or waived before the merger is completed. We hope to complete the merger promptly after obtaining certain regulatory approvals, and the satisfaction or waiver of the other conditions to the merger. We currently expect the merger to close in the second half of 2011. See the section of this proxy statement/prospectus titled “The Merger Agreement—Conditions to Completion of the Merger” for a summary description of these conditions.

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Hypercom stockholders or if the merger is not completed for any other reason, you will not receive any payment for your shares of Hypercom common stock in connection with the merger. Instead, Hypercom will remain an independent public company and Hypercom common stock will continue to be listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, Hypercom may be required to pay VeriFone a termination fee of $12.2 million, or VeriFone may be required to pay Hypercom a termination fee of $28.4 million or $30.4 million, as described under “The Merger Agreement—Termination Fee Payable by Hypercom” and “—Termination Fee Payable by VeriFone.”

Q:	Are Hypercom stockholders entitled to dissenters’ or appraisal rights?

A:	No. Under the Delaware General Corporation Law, holders of Hypercom common stock are not entitled to statutory dissenters’ or appraisal rights in connection with the merger.

Q:	Will Hypercom stockholders be able to trade any VeriFone common stock that they receive in the merger?

A:	Yes. The VeriFone common stock that Hypercom stockholders will receive will be freely tradable, unless held by an affiliate of VeriFone. VeriFone’s common stock is listed on the New York Stock Exchange under the symbol “PAY.”

Q:	What will happen to unexercised Hypercom stock options, restricted stock and Hypercom warrants?

A:	Under the terms of the merger agreement, prior to the closing of the merger, Hypercom will take actions to fully vest all Hypercom stock options and restricted stock awards that were outstanding as of November 17, 2010. In addition, certain senior officers are entitled to vesting of any equity awards held upon termination of employment without cause or resignation for good cause occurring prior to the merger or within 12 months thereafter. See “Interests of Certain Persons in the Merger—Change of Control Plan.” Following the merger, each outstanding stock option under Hypercom’s stock option plans will be converted into an option to purchase a number of shares of VeriFone common stock equal to the product of (i) the number of shares of Hypercom common stock subject to such option immediately prior to the effective time of the merger and (ii) 0.23, subject to certain adjustments that may be required to comply with U.S. tax law. The exercise price of each option will equal the exercise price prior to the merger, divided by 0.23. Each option will otherwise continue to be governed by the same terms and conditions as applicable under Hypercom’s stock option plan. Holders of restricted stock will receive the same merger consideration as other holders of Hypercom common stock: 0.23 shares of VeriFone common stock for each share of Hypercom common stock, with any unvested stock issued after November 17, 2010 and not subject to acceleration by the terms of the applicable award or under the Hypercom Change of Control Plan continuing to be subject to vesting restrictions.

At the effective time of the merger, each outstanding warrant to purchase shares of Hypercom common stock will be converted into a warrant to acquire a number of shares of VeriFone common stock equal to the number of shares of Hypercom common stock subject to such warrant multiplied by 0.23. The exercise price of each warrant will equal the exercise price prior to the merger, divided by 0.23. Following the effective time of the merger, each Hypercom warrant will continue to be governed by the same terms and conditions as were applicable under such warrant immediately prior to the effective time of the merger.

Q:	Are there any risks related to the proposed transaction or any risks related to owning VeriFone common stock?

A:	Yes. You should carefully review the section entitled “Risk Factors” beginning on page 26.

Q:	Will the rights of Hypercom stockholders change as a result of the merger?

A:	Yes. When the merger is complete, Hypercom stockholders will become VeriFone stockholders and their rights as stockholders will be governed by VeriFone’s certificate of incorporation and bylaws. There are numerous differences between the rights and responsibilities of a stockholder of Hypercom and the rights and responsibilities of a stockholder of VeriFone. Please see “Comparison of Rights of VeriFone Stockholders and Hypercom Stockholders” beginning on page 110 for a discussion of the different rights associated with VeriFone common stock.

Questions and Answers about the Special Meeting

Q:	When and where will the special meeting be held?

A:	The special meeting is scheduled to be held at 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260, at 9:00 a.m., Arizona time, on Thursday, February 24, 2011.

Q:	Who is entitled to vote at the special meeting?

A:	Hypercom has fixed December 28, 2010 as the record date for the special meeting. If you are a Hypercom stockholder at the close of business on the record date, you are entitled to vote on matters that come before the special meeting. However, a Hypercom stockholder may only vote his or her shares if he or she is present in person or is represented by proxy at the special meeting.

Q:	What are the recommendations of the Hypercom board of directors?

A:	The Hypercom board of directors has approved the merger agreement, the merger and the related transactions contemplated by the merger agreement and determined that these transactions are fair to and in the best interests of its stockholders.

The Hypercom board of directors recommends that Hypercom stockholders vote FOR the proposal to approve and adopt the merger agreement and approve the merger and FOR the adjournment of the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the approval and adoption of the merger agreement and approval of the merger. See “The Merger—Hypercom’s Reasons for the Merger; Recommendation of the Hypercom Board of Directors” on page 70.

Q:	How can I vote?

A:	If you are entitled to vote at the special meeting, you can vote in person at the special meeting, or you can vote by proxy before the special meeting. Even if you plan to attend the special meeting, we encourage you to vote your shares by proxy as soon as possible. After carefully reading and considering the information contained in this proxy statement/prospectus, please submit your proxy in accordance with the instructions set forth on the enclosed proxy card. For detailed information, please see “Information about the Special Meeting—How to Vote” beginning on page 55.

The vote required to approve and adopt the merger agreement and approve the merger at the special meeting is a majority of the outstanding shares of Hypercom common stock entitled to vote.

Q:	What happens if a Hypercom stockholder does not indicate how to vote on the proxy card?

A:	If Hypercom stockholders do not include instructions on how to vote their properly signed and dated proxy card, their shares will be voted FOR the approval and adoption of the merger agreement and approval of the merger. They would also be voted FOR the adjournment of the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the approval and adoption of the merger agreement and approval of the merger and in the discretion of the proxy holders, on any other business that may properly come before the special meeting.

Q:	What happens if I do not vote?

A:	Approval of the proposal to be presented at the special meeting requires the affirmative vote of holders of a majority of the outstanding shares of Hypercom common stock entitled to vote at the special meeting. Stockholders who represent a majority of the shares of Hypercom entitled to vote must be present in person or represented by proxy in order to constitute a quorum to conduct business at a meeting of stockholders. Abstentions and broker “non-votes” count as present for establishing a quorum.

If a quorum is present at the special meeting, your failure to return your proxy card or vote in person at the meeting or your abstention from voting will have the same effect as a vote AGAINST the approval and adoption of the merger agreement and approval of the merger.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus has been forwarded to you by your brokerage firm, bank or other nominee, or their agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide your broker, bank or other nominee with instructions on how to vote your “street name” shares, your broker, bank or other nominee will not be permitted to vote them on the proposal to approve and adopt the merger agreement and approve the merger. You should therefore be sure to provide your broker, bank or other nominee with instructions on how to vote your shares.

Q:	Have any Hypercom equityholders agreed to vote for the merger agreement and the merger?

A:	In connection with the merger, VeriFone entered into a support agreement with FP Hypercom Holdco, LLC and Francisco Partners II, L.P., pursuant to which FP Hypercom Holdco, LLC and Francisco Partners II, L.P. agreed to vote any shares of Hypercom common stock held by them in favor of the merger. As of the record date, FP Hypercom Holdco, LLC holds a warrant to purchase 10,544,000 shares of Hypercom common stock (which, if exercised as of the record date, would have represented approximately 15.8% of the outstanding shares of Hypercom common stock) but based on information received from Francisco Partners II, L.P. neither Francisco Partners II, L.P. nor FP Hypercom Holdco, LLC holds any shares of Hypercom common stock. Accordingly, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. will not be entitled to vote at the special meeting. The support agreement is attached as Annex B to this proxy statement/prospectus.

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•

you can send a written notice stating that you would like to revoke your proxy, provided that the notice is received at least 24 hours prior to the time set for the special meeting or is presented at the special meeting to the chairman of the meeting;

•

you can complete and submit a new proxy card dated later than the first proxy card, provided that the new proxy card is received at least 24 hours prior to the time set for the special meeting or is presented at the special meeting to the chairman of the meeting; or

•	you can attend the special meeting, and file a written or make an oral notice of revocation of your proxy with the chairman of the meeting and then vote in person.

Your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow your broker’s directions to change those instructions.

Q:	If a stockholder purchased Hypercom common stock after the record date, may the stockholder vote these shares at the special meeting?

A:	A stockholder is not entitled to vote shares of Hypercom common stock purchased after the record date.

Q:	Should Hypercom stockholders send in their Hypercom share certificates now?

A:	No, please do not send Hypercom share certificates together with the proxy card.

Q:	What should Hypercom stockholders do if they have questions?

A:	If Hypercom stockholders have any questions about the special meeting, the merger or this proxy statement/prospectus, or if they need additional copies of this proxy statement/prospectus or the enclosed proxy card, they should contact Hypercom’s information and proxy solicitation agent, Innisfree M&A Incorporated at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(888) 750-5834 (toll-free)

Banks & Brokers Call Collect:

(212) 750-5833

In addition, if Hypercom stockholders have any questions about the merger or if they need additional copies of this proxy statement/prospectus, they may contact:

Hypercom Corporation

8888 East Raintree Drive, Suite 300

Attention: Investor Relations

Scottsdale, Arizona, 85260

stsujita@hypercom.com

Telephone: (480) 642-5000

If their broker holds their shares, they may also call their broker for additional information.

VeriFone will also provide you with copies of the information relating to VeriFone, without charge, upon written or oral request to:

VeriFone Systems, Inc.

Attention: Investor Relations

2099 Gateway Place, Suite 600

San Jose, California 95110

ir@verifone.com

(408) 232-7979

Summary

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To understand the merger fully, you should read carefully this entire proxy statement/prospectus and the documents we refer to. See “Where You Can Find More Information” on page 117. The merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. We encourage you to read it, as it is the most important legal document that governs the merger. We have included page references in parentheses to direct you to a more complete description contained elsewhere in this proxy statement/prospectus of the topics presented in this summary. In this proxy statement/prospectus, unless stated to the contrary or the context requires otherwise, the terms “we,” “our,” “ours,” and “us” refer to VeriFone and Hypercom.

The Companies

(Page 58)

VeriFone Systems, Inc.

2099 Gateway Place, Suite 600

San Jose, California 95110

(408) 232-7800

VeriFone Systems, Inc. is a global leader in secure electronic payment solutions. VeriFone provides expertise, solutions, and services that add value to the point of sale with merchant-operated, consumer-facing, and self-service payment systems for the financial, retail, hospitality, petroleum, transportation, government, and healthcare vertical markets. Since 1981, VeriFone has designed and marketed system solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks. VeriFone’s net revenues were $1,001.5 million in the year ended October 31, 2010.

Hypercom Corporation

8888 East Raintree Drive, Suite 300

Scottsdale, Arizona 85260

(480) 642-5000

Hypercom Corporation is one of the largest global providers of complete electronic payment and transaction solutions and value-added services at the point of transaction. Hypercom’s customers include domestic and international financial institutions, electronic payment processors, transaction network operators, retailers, system integrators, independent sales organizations and distributors. Hypercom also sells its products to companies in the hospitality, transportation, healthcare, prepaid card and restaurant industries. Hypercom products enable its customers to accept a wide range of payments and other transactions, including credit cards, signature and PIN (Personal Identification Number) based debit cards, contactless identification and near field communications, stored-value cards, and electronic benefits transfer. Hypercom delivers convenience and value to businesses that depend on reliable, secure, high-speed and high-volume electronic transactions.

Honey Acquisition Co.

2099 Gateway Place, Suite 600

San Jose, California 95110

(408) 232-7800

Honey Acquisition Co. is a newly-formed, wholly owned subsidiary of VeriFone. VeriFone formed this subsidiary as a Delaware corporation solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence.

Special Meeting

(Page 54)

The special meeting will be held on Thursday, February 24, 2011, at 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260, commencing at 9:00 a.m., Arizona time.

Stockholders Entitled to Vote at the Special Meeting; Required Vote

(Pages 54 and 55)

The close of business on December 28, 2010 has been set as the record date for the special meeting. Only Hypercom stockholders on the record date are entitled to notice of and to vote at the special meeting. Each share of Hypercom common stock will be entitled to one vote on each matter to be acted upon at the special meeting.

The affirmative vote of holders of a majority of the outstanding shares of Hypercom common stock entitled to vote at the special meeting is required to approve and adopt the merger agreement and approve the merger.

The Merger

(Page 59)

In the merger, Honey Acquisition Co. will be merged with and into Hypercom. Hypercom will be the surviving corporation and will become a wholly owned subsidiary of VeriFone.

Consideration

(Page 59)

If the merger agreement is adopted and the merger is completed, each holder of shares of common stock of Hypercom will receive for each such share 0.23 shares of VeriFone common stock.

Fractional Shares

(Page 59)

Hypercom stockholders will not receive fractional shares of VeriFone common stock. Instead, they will receive the cash value, without interest, of any fractional share of VeriFone common stock that they might otherwise have been entitled to receive.

Treatment of Stock Options, Restricted Stock and Warrants

(Page 90)

Under the terms of the merger agreement, prior to the closing of the merger, Hypercom will take actions to fully vest all Hypercom stock options and restricted stock awards that were outstanding as of November 17, 2010. In addition, certain senior officers are entitled to vesting of any equity awards held upon termination of employment without cause or resignation for good cause occurring prior to the merger or within 12 months thereafter. See “Interests of Certain Persons in the Merger—Change of Control Plan.” Following the merger, each outstanding stock option under Hypercom’s stock option plans will be converted into an option to purchase a number of shares of VeriFone common stock equal to the product of (i) the number of shares of Hypercom common stock subject to such option immediately prior to the effective time of the merger and (ii) 0.23, subject to certain adjustments that may be required to comply with U.S. tax law. The exercise price of each option will equal the exercise price prior to the merger, divided by 0.23. Holders of restricted stock will receive the same merger consideration as other holders of Hypercom common stock: 0.23 shares of VeriFone common stock for each share of Hypercom common stock, with any unvested stock issued after November 17, 2010 and not subject to acceleration by the terms of the applicable award or under the Hypercom Change of Control Plan continuing to be subject to vesting restrictions.

At the effective time of the merger, each outstanding warrant to purchase shares of Hypercom common stock will be converted into a warrant to acquire a number of shares of VeriFone common stock equal to the product of (i) the number of shares of Hypercom common stock subject to such warrant and (ii) 0.23. The exercise price of each warrant will equal the exercise price prior to the merger, divided by 0.23.

The Merger Agreement

(Page 83)

The merger agreement is attached as Annex A to this proxy statement/prospectus. You should read the merger agreement in its entirety. It is the most important legal document governing the merger.

Hypercom’s Reasons for the Merger; Recommendation of the Hypercom Board of Directors

(Page 70)

After careful consideration, the Hypercom board of directors approved the merger agreement. The Hypercom board of directors recommends that Hypercom stockholders vote FOR the approval and adoption of the merger agreement and the approval of the merger.

In reaching its decision to approve the merger agreement and to recommend that Hypercom stockholders vote to approve and adopt the merger agreement and approve the merger, the Hypercom board of directors consulted with Hypercom’s management and Hypercom’s financial and legal advisors and considered a number of strategic, financial and other considerations referred to under “The Merger—Hypercom’s Reasons for the Merger; Recommendation of the Hypercom Board of Directors” beginning on page 70.

Opinion of Hypercom’s Financial Advisor

(Page 72)

UBS Securities LLC delivered its opinion to the Hypercom board of directors that, as of November 16, 2010 and based upon and subject to various assumptions made, matters considered and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of Hypercom’s common stock (other than FP Hypercom Holdco, LLC and its affiliates). UBS Securities LLC provided its opinion for the benefit of Hypercom’s board of directors in connection with, and for the purpose of, its evaluation of the exchange ratio from a financial point of view and did not address any other aspect of the merger. The UBS Securities LLC opinion is not a recommendation as to how any holder of Hypercom common stock should vote or act with respect to the merger. FP Hypercom Holdco, LLC maintains two designees on the board of directors of Hypercom.

The full text of the written opinion of UBS Securities LLC, dated November 16, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS Securities LLC, is attached as Annex C and is incorporated into this proxy statement/prospectus by reference. UBS Securities LLC is entitled to receive a transaction fee from Hypercom payable upon completion of the merger. We encourage you to read the opinion of UBS Securities LLC in its entirety.

Interests of Certain Persons/Share Ownership by Directors and Executive Officers of Hypercom

(Page 80)

When considering the recommendation by Hypercom’s board of directors to vote FOR the proposal to approve and adopt the merger agreement and approve the merger, you should be aware that some officers of Hypercom have interests in the merger that may be different from your interests. No executive officers of Hypercom have executed employment terms sheets or letters with VeriFone.

As of December 28, 2010, the directors and executive officers of Hypercom and their affiliates, as a group, held approximately 1.47% of the outstanding shares of Hypercom common stock, including restricted stock and excluding stock options. The vote of holders of a majority of the outstanding shares of Hypercom common stock entitled to vote at the special meeting is required to approve and adopt the merger agreement and approve the merger.

Ownership of VeriFone Following the Merger

Hypercom stockholders collectively will receive an estimated 12,892,878 shares of VeriFone common stock in the merger based on the number of shares of Hypercom common stock outstanding, excluding shares issuable upon exercise of options and warrants outstanding, on December 28, 2010.

Based on the number of shares of VeriFone and Hypercom common stock, including restricted stock, outstanding as of December 28, 2010 existing Hypercom stockholders will own 12.8% of the shares of VeriFone common stock outstanding immediately after the merger.

Stock Exchange Listings

(Page 79)

If the merger is completed, Hypercom stockholders will be able to trade the shares of VeriFone common stock they receive in the merger on the New York Stock Exchange.

Conditions to Completion of the Merger

(Page 91)

Mutual Conditions. The obligations of VeriFone and Hypercom to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time of the merger, of each of the following conditions, among others:

•	the adoption of the merger agreement by Hypercom’s stockholders;

•

unless VeriFone and Hypercom have agreed after consultation with their respective outside counsel that no filing under the HSR Act is required, the waiting period applicable to the completion of the merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, or HSR Act, having expired or been terminated, and all governmental consents and any other notification, waiting period, or approval requirements under the comparable antitrust or competition laws of other applicable foreign jurisdictions in which either party has operations or from which either party derives revenues (which in either case are not de minimis) and which are legally required to be made or obtained at or prior to the effective time of the merger having been made or obtained without the imposition of any term, condition or consequence, subject to certain exceptions;

•

if one or more asset purchase agreements have been entered into for asset dispositions in connection with regulatory matters, then (i) all of the conditions to the closing under such asset purchase agreements having been satisfied or waived, and (ii) Hypercom and the applicable transferee having effectuated the applicable disposition;

•	the approval for listing on the NYSE of the VeriFone common stock to be issued pursuant to the merger;

•

the absence of any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order that restrains, enjoins or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part;

•

receipt by each of Hypercom and VeriFone of written opinions from their respective counsel to the effect that, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code;

•	the accuracy of the representations and warranties made in the merger agreement by the other party, subject to certain materiality thresholds;

•	performance in all material respects by the other party of the obligations required to be performed by it at or prior to the completion of the merger; and

•	the absence of a material adverse effect (as defined in the merger agreement) with respect to the other party.

Additional VeriFone Conditions. VeriFone’s obligation to complete the merger is also subject to the satisfaction or waiver by VeriFone at or prior to the effective time of the merger of the following condition, among others:

•

no court or governmental entity of competent jurisdiction having instituted any suit, action or proceeding seeking to (i) prohibit, limit, restrain or impair VeriFone’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest of Hypercom or of VeriFone, other than with respect to the disposition of businesses or assets that, in the aggregate, would not exceed the threshold of $124 million of aggregate gross revenues during the 2009 fiscal year as set forth in the merger agreement, or (ii) prohibit or limit VeriFone’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to Hypercom.

Regulatory Approvals and Reasonable Best Efforts

(Page 94)

VeriFone and Hypercom cannot complete the merger unless they receive certain regulatory approvals. Under the merger agreement and subject to the terms and conditions of the merger agreement, VeriFone and Hypercom have each agreed to cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable laws to complete the merger.

VeriFone has agreed that “reasonable best efforts” includes a requirement by VeriFone to agree to sell or otherwise dispose of, and to sell or otherwise dispose of, businesses or assets that, subject to certain exceptions, in the aggregate, produced aggregate gross revenues in an amount not in excess of $124 million for VeriFone or Hypercom during the 2009 fiscal year, if such action should be reasonably necessary for certain closing conditions in the merger agreement to be met.

Termination

(Page 96)

VeriFone and Hypercom can agree to terminate the merger agreement at any time prior to the effective time of the merger, whether before or after the adoption of the merger agreement by Hypercom’s stockholders. In addition, either VeriFone or Hypercom can terminate the merger agreement, if any of the following occurs:

•

the merger is not completed by August 31, 2011 (subject to extension to November 30, 2011 by written notice of VeriFone if, as of that date, all conditions to the merger agreement have been satisfied or waived, other than certain conditions relating to regulatory consents or the absence of certain litigation proceedings);

•

Hypercom’s stockholders do not approve and adopt the merger agreement and approve the merger at the special meeting or at any adjournment or postponement thereof at which a vote upon the merger agreement and merger was taken; or

•	any order permanently restraining, enjoining or otherwise prohibiting completion of the merger becomes final and non-appealable.

In addition, Hypercom may terminate the merger agreement at any time prior to the effective time of the merger, whether before or after the adoption of the merger agreement by Hypercom stockholders, if

•

at any time prior to the time of the adoption of the merger agreement by Hypercom stockholders, (i) Hypercom’s board of directors authorizes Hypercom, subject to complying with the terms of the merger agreement, to enter into an alternative acquisition agreement with respect to a superior proposal not obtained in violation of the merger agreement, and (ii) Hypercom prior to such termination pays to VeriFone the $12.2 million termination fee; or

•

there has been a breach of any representation, warranty, covenant or agreement made by VeriFone in the merger agreement, or any such representation and warranty has become untrue after the date of the merger agreement, in each case such that certain conditions to Hypercom’s obligation to complete the merger agreement would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Hypercom to VeriFone.

In addition, VeriFone may terminate the merger agreement at any time prior to the effective time of the merger, if:

•

Hypercom’s board of directors has withheld, withdrawn or modified its recommendation to Hypercom’s stockholders to approve and adopt the merger agreement or has, following a public announcement of opposition to the merger or the other transactions contemplated by the merger agreement made by a person holding more than five percent of the Hypercom common stock, failed to reconfirm its recommendation to Hypercom’s stockholders to approve and adopt the merger agreement within the period of time beginning upon Hypercom’s receipt of a written request by VeriFone to do so and ending on the date that is ten business days after Hypercom’s receipt of such request (unless VeriFone has already made two such requests and Hypercom has complied with such requests);

•

either (i) Hypercom has failed to convene and hold the meeting of stockholders prior to the later of the date that is 45 days after the date as of which the Securities and Exchange Commission, or SEC, staff has confirmed that it has no additional comments on the proxy statement (subject to adjournment from time to time) or (ii) the minimum number of shares of Hypercom common stock necessary to constitute a quorum for the transaction of business has been represented in person or by proxy at the Hypercom stockholders meeting and Hypercom has failed to take a vote of stockholders on the merger and the merger agreement at such meeting;

•

a tender offer or exchange offer for outstanding shares of Hypercom common stock has been publicly disclosed (other than by VeriFone) and Hypercom’s board of directors recommends that Hypercom’s stockholders tender their shares in such tender or exchange offer or, within ten business days after the commencement of such tender or exchange offer, Hypercom’s board of directors fails to recommend that Hypercom’s stockholders not tender any shares into such tender or exchange offer;

•	Hypercom’s board of directors has recommended to Hypercom’s stockholders any alternative acquisition proposal;

•	Hypercom has entered into an acquisition agreement with respect to an alternative acquisition proposal; or

•

there has been a breach of any representation, warranty, covenant or agreement made by Hypercom in the merger agreement, or any representations and warranties become untrue after the date of the merger agreement, in each case such that certain conditions to closing of VeriFone would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by VeriFone to Hypercom.

Termination Fee

(Page 97)

Hypercom Termination Fee. Hypercom has agreed to pay to VeriFone a termination fee equal to $12.2 million if (i) prior to the Hypercom stockholder vote, the Hypercom board of directors approves a superior proposal and authorizes Hypercom to enter into an alternative acquisition agreement or (ii) VeriFone terminates the merger agreement after:

•	Hypercom’s board of directors has withdrawn, adversely modified or failed to appropriately reconfirm its approval or recommendation of the merger agreement as described above;

•

Hypercom has failed to convene and hold the Hypercom stockholders meeting prior to the later of the date that is 45 days after the date as of which the SEC has confirmed that it has no additional comments on the proxy statement;

•	Hypercom has failed to take a vote of Hypercom stockholders on the merger agreement at a stockholders meeting where a quorum for the transaction of business was present;

•

Hypercom’s board of directors has recommended that stockholders tender their shares into a tender or exchange offer of another person or failed to recommend that Hypercom stockholders not tender any shares into such a tender or exchange offer;

•	Hypercom’s board of directors has recommended to its stockholders any alternative acquisition proposal; or

•	Hypercom has entered into an alternative acquisition agreement with respect to a superior proposal.

In addition, if there has been a bona fide acquisition proposal publicly disclosed, announced, commenced, submitted or made by a third-party, and the merger agreement is then terminated by either VeriFone or Hypercom under the provision allowing for termination following August 31, 2011 or November 30, 2011, as applicable, if the transaction has not yet been consummated, or under the provision allowing for termination if Hypercom’s stockholders fail to approve the merger agreement in a stockholder meeting at which a vote upon the merger agreement was taken, and within 12 months of such termination, Hypercom enters into a definitive agreement with respect to any other acquisition proposal that is ultimately consummated, then Hypercom must pay VeriFone the $12.2 million termination fee.

VeriFone Termination Fee. So long as Hypercom has not breached in any material respect its covenants under the merger agreement (to the extent such covenants relate to antitrust or competition law matters), if the merger agreement is terminated:

•	based on the entry of any order relating to antitrust or competition law, or

•

based on the failure to consummate the merger by the termination date, and at the time of such termination all the conditions to the closing (other than the conditions relating to regulatory consents, the absence of any order restraining completion of the merger in connection with antitrust or competition law or certain related litigation proceedings, the accuracy of VeriFone’s representations and warranties, and VeriFone’s performance of its obligations under the merger agreement) have been satisfied or waived, then VeriFone must pay to Hypercom a fee equal to $28.4 million. However, if VeriFone elects to extend the termination date and such termination occurs after August 31, 2011, then VeriFone must pay to Hypercom a termination fee equal to $30.4 million. This termination fee will not be payable by VeriFone if (1) VeriFone has waived in writing any condition related to antitrust or competition matters and is prepared to consummate the merger notwithstanding the failure of such condition, and (2) the completion of the merger notwithstanding the failure of such condition would not reasonably be expected to subject any officer or director of Hypercom to personal liability.

Additional Covenants

(Page 94)

VeriFone and Hypercom have agreed that through the earlier of the effective time of the merger (if the closing occurs) and the six-month period following termination of the merger agreement (if the closing does not occur), neither will solicit for hire certain specified officers or key employees of the other party, or, except where this restriction is prohibited by law, hire any such employee. However, nothing in the merger agreement prohibits solicitation and hiring by means of a general advertisement not directed at any particular individual or the employees of the other party generally, or responding to and hiring an employee of the other party who initiates contact with the applicable party provided that such contact is not solicited by the applicable party.

In addition, VeriFone and Hypercom have agreed that they will not seek to effect, announce or communicate, any potential reduction or elimination of the other party’s products or services or change in the pricing thereof.

In the case of the first breach, if any, of either of the two covenants described above, the breaching party will have three days in which to cure the breach. If the initial breach is not cured within this three-day period, or if there is any subsequent breach, the breaching party must pay the other party, within three business days of notice of the breach, $1 million. However, these amounts must only be paid in the event of a breach caused by or at the instructions of or with the consent of or prior knowledge of (if the senior officer does not use reasonable efforts to prevent such breach and does not direct or re-direct) the applicable person to refrain from such activity after obtaining such knowledge) one or more senior officers of the breaching party.

In addition, VeriFone has agreed with Hypercom that following the closing of the merger, it would fulfill any Hypercom customer agreements or purchase orders entered into in the ordinary course of business consistent with Hypercom’s current business practices, unless the customer agrees otherwise, as well as provide certain hardware and software support for specified periods as described under “The Merger Agreement—Additional Covenants”.

Litigation Related to the Merger

(Page 79)

In connection with the announced merger, several purported class action lawsuits have been filed in Arizona and Delaware state courts alleging variously, among other things, that the board of directors of Hypercom breached its fiduciary duties in not securing a higher price in the merger and that VeriFone, Hypercom, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. aided and abetted that alleged breach. The actions seek injunctive relief and unspecified damages.

No Dissenters’ or Appraisal Rights

(Page 79)

Under Delaware law, no dissenters’ or appraisal rights are available to Hypercom stockholders.

Material U.S. Federal Income Tax Consequences

(Page 76)

The merger is intended to constitute a reorganization for United States federal income tax purposes. If so treated, the exchange of your shares of Hypercom common stock for shares of VeriFone common stock generally will not cause you to recognize gain or loss for U.S. federal income tax purposes. However, you will recognize income or gain with respect to cash received in lieu of any fractional shares of VeriFone common stock. It is a condition to the merger that VeriFone and Hypercom receive legal opinions as to the United States federal income tax treatment of the merger with respect to our companies and our stockholders. These opinions will not bind the Internal Revenue Service, which could take a different view.

The consequences of the merger to any particular stockholder will depend on that stockholder’s particular facts and circumstances. Accordingly, you are urged to consult your own tax advisor to determine your own tax consequences from the merger. See the section of this proxy statement/prospectus titled “The Merger—Material U.S. Federal Income Tax Consequences” for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. holders.

You should consult your tax advisor about the particular tax consequences of the merger to you.

Risk Factors and Cautionary Statement Concerning Forward-Looking Statements

(Pages 26 and 53)

Both companies have made forward-looking statements in this proxy statement/prospectus and have made forward-looking statements in the documents that are incorporated by reference. Forward-looking statements are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of operations of VeriFone, Hypercom or the combined company. When words such as “expects,” “anticipates,” “intends,” “plans” and similar expressions are used, we are making forward-looking statements.

If you are a Hypercom stockholder, you should note that an investment in VeriFone common stock involves risks and uncertainties. You should consider these risk factors in evaluating how to vote your shares of Hypercom common stock at the special meeting.

Comparison of Rights of Hypercom Stockholders and VeriFone Stockholders

(Page 110)

Hypercom’s charter and bylaws and Delaware corporate law govern the rights of Hypercom stockholders. VeriFone’s charter and bylaws and Delaware corporate law will govern your rights as a stockholder of VeriFone following the merger. Your rights under VeriFone’s charter and bylaws will differ in some respects from your rights under Hypercom’s charter and bylaws.

Support Agreement

(Page 82)

In connection with the merger, VeriFone entered into a support agreement with FP Hypercom Holdco, LLC and Francisco Partners II, L.P., pursuant to which FP Hypercom Holdco, LLC and Francisco Partners II, L.P. agreed to vote any shares of Hypercom common stock held by them in favor of the merger. As of the record date, FP Hypercom Holdco, LLC holds a warrant to purchase 10,544,000 shares of Hypercom common stock (which, if exercised as of the record date, would have represented approximately 15.8% of the outstanding shares of Hypercom common stock) but based on information received from Francisco Partners II, L.P. neither Francisco Partners II, L.P. nor FP Hypercom Holdco, LLC holds any shares of Hypercom common stock. Accordingly, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. will not be entitled to vote at the special meeting. The support agreement is attached as Annex B to this proxy statement/prospectus.

Summary of VeriFone Selected Financial Data

The following selected financial information of VeriFone is provided to aid your analysis of the financial aspects of the merger. When you read this summary historical financial data, it is important that you also read VeriFone’s historical consolidated financial statements and related notes incorporated by reference into this proxy statement/prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in VeriFone’s annual and quarterly reports incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 117.

The consolidated statements of operations data set forth below for the years ended October 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of October 31, 2010 and 2009 are derived from VeriFone’s audited consolidated financial statements that are incorporated by reference in this proxy statement/prospectus. The consolidated statements of operations data for the years ended October 31, 2007 and 2006 and the consolidated balance sheet data as of October 31, 2008, 2007 and 2006 are derived from VeriFone’s audited consolidated financial statements not incorporated by reference in this proxy statement/prospectus.

	Fiscal Year Ended October 31,
	2006	2007(2)(3)	2008(2)(4)	2009(2)(5)	2010(6)(7)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenues	$581,070	$902,892	$921,931	$844,714	$1,001,537
Cost of net revenues	319,525	603,660	628,900	562,585	631,225

Gross profit	261,545	299,232	293,031	282,129	370,312
Operating expenses:
Research and development	47,353	65,430	75,622	65,148	74,227
Sales and marketing	58,607	96,295	91,457	73,544	94,666
General and administrative	42,573	80,704	126,625	76,468	84,371
Impairment of goodwill and intangible assets	—	—	289,119	175,512	—
Amortization of purchased intangible assets	4,703	21,571	26,033	20,423	14,624
In-process research and development	—	6,752	—	—	—

Total operating expenses	153,236	270,752	608,856	411,095	267,888

Operating income (loss)	108,309	28,480	(315,825)	(128,966)	102,424
Interest expense	(13,617)	(41,310)	(42,209)	(26,476)	(28,344)
Interest income	3,372	6,702	5,981	1,517	1,278
Other income (expense), net	(6,394)	(7,882)	(13,181)	5,716	2,887

Income (loss) before income taxes	91,670	(14,010)	(365,234)	(148,209)	78,245
Provision (benefit) for income taxes	32,159	22,915	45,838	9,246	(20,582)

Net income (loss)	$59,511	$(36,925)	$(411,072)	$(157,455)	$98,827

Net income (loss) per common share:
Basic	$0.90	$(0.45)	$(4.88)	$(1.86)	$1.16

Diluted	$0.86	$(0.45)	$(4.88)	$(1.86)	$1.13

Weighted-average shares used in computing net income (loss) per common share:
Basic	66,217	82,194	84,220	84,473	85,203

Diluted	68,894	82,194	84,220	84,473	87,785

	As of October 31,
	2006	2007(1)(2)(3)	2008(2)(4)	2009(2)(5)	2010
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$86,564	$215,001	$157,160	$324,996	$445,137
Total assets	452,945	1,517,207	1,077,641	917,290	1,075,326
Long-term debt and capital leases, including current portion	192,889	477,772	487,200	468,864	473,511

(1)	In November 2006, VeriFone increased its outstanding balance on its Term B Loan to $500.0 million. In June 2007, VeriFone sold $316.2 million of 1.375% Senior Convertible Notes due 2012. As a result of the adoption of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 470-20 (formerly APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)), which VeriFone adopted in the first quarter of fiscal year 2010, VeriFone allocated $236.0 million to the liability component and $80.2 million to the equity component as of the date of issuance. VeriFone repaid $263.8 million of VeriFone’s outstanding Term B Loan with the proceeds from the sale of the 1.375% Senior Convertible Notes.
(2)	Amounts for fiscal years 2009, 2008 and 2007 have been adjusted from the historical consolidated financial data incorporated by reference into this proxy statement/prospectus to reflect the retroactive application of ASC 470-20.
(3)	VeriFone acquired Lipman Electronic Engineering Ltd. on November 1, 2006 and its results of operations are included from the date of acquisition. VeriFone also recognized an in-process research and development expense of $6.8 million in connection with VeriFone’s Lipman acquisition.
(4)	VeriFone’s fiscal year 2008 results of operations include $41.8 million of general and administrative costs related to the restatement of interim financial information for the first three quarters of the fiscal year ended October 31, 2007 which VeriFone completed during fiscal year 2008. VeriFone recorded a $262.5 million impairment of VeriFone’s goodwill in VeriFone’s Europe, Middle East and Africa (“EMEA”) reporting unit and a $26.6 million impairment of developed and core technology intangible assets due to lower revenue expectations in light of current operating performance and future operating expectations. VeriFone also recognized a $62.3 million income tax expense for recording a full valuation allowance against all beginning of the year balances for U.S. deferred tax assets.
(5)	VeriFone recorded $175.5 million of goodwill impairment charges in fiscal year 2009 after VeriFone concluded that the carrying amount of the North America and Asia reporting units exceeded their implied fair values. VeriFone repurchased and extinguished $33.5 million par value of VeriFone’s outstanding 1.375% Convertible Notes for $19.8 million, excluding accrued interest paid. As a result, VeriFone realized a $13.1 million gain on these transactions, net of a $0.6 million write-off of related deferred debt issuance costs. In accordance with the provisions of ASC 470-20, VeriFone recorded a revised gain of approximately $7.5 million. VeriFone reduced VeriFone’s accrual for Brazilian customs penalties by $14.9 million (28.2 million Brazilian reais) as a result of the dismissal of one of the assessments. Of this amount, $9.8 million was reversed against general and administrative expenses and $5.1 million was reversed against interest expense. This reduction was partially offset by the accrual for legal fees related to a contingency legal representation agreement entered into between one of VeriFone’s Brazilian subsidiaries (prior to VeriFone’s acquisition of that subsidiary from Lipman) and Brazilian counsel pursuant to which VeriFone’s Brazilian subsidiary had agreed to pay to Brazilian counsel legal fees in the amount of $2.8 million (5.0 million Brazilian reais) for achieving the successful dismissal of the assessment. These legal fees are included in general and administrative expenses in the third quarter of fiscal year 2009.
(6)	VeriFone reduced its accrual related to claims against its Brazilian subsidiary (which was acquired as part of the Lipman acquisition in 2006) by $7.7 million (13.1 million Brazilian reais) as a result of a filed settlement of disputed payables and expiration of the statute of limitation on certain tax contingencies. Of this amount, $6.6 million was reversed against other income (expense), net, and $1.1 million (which consisted of accrued interest related to the claims) was reversed against interest expense.
(7)	The income tax benefit for the fiscal year ended October 31, 2010 includes a tax benefit of $54.0 million attributable to a worthless stock deduction. VeriFone determined that one of its U.K. subsidiaries was insolvent on a fair market value basis and that it became worthless during the year resulting in a worthless stock deduction of $154.0 million for tax purposes.

Summary of Hypercom Selected Financial Data

The following selected financial information of Hypercom is provided to aid your analysis of the financial aspects of the merger. When you read this summary historical financial data, it is important that you also read Hypercom’s historical consolidated financial statements and related notes incorporated by reference into this proxy statement/prospectus, as well as the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Hypercom’s annual and quarterly reports incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 117.

The table below presents summary selected historical consolidated financial data of Hypercom. These financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The selected consolidated balance sheet data as of September 30, 2010 and the selected consolidated statement of operations data for the nine months ended September 30, 2010 and 2009 have been derived from unaudited financial statements incorporated by reference in this proxy statement/prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which Hypercom considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2010.

The consolidated statements of operations data set forth below for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 are derived from Hypercom’s audited consolidated financial statements that are incorporated by reference in this proxy statement/prospectus. The consolidated statements of operations data for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005 are derived from Hypercom’s audited consolidated financial statements not incorporated by reference in this proxy statement/prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	2005(1)(2)	2006(3)(4)	2007(5)	2008(6)	2009(7)	2009(7)	2010
						(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$245,223	$248,565	$289,527	$434,242	$406,903	$289,530	$327,778
Costs of revenue	172,091	159,540	214,848	310,433	278,469	197,857	220,801

Gross profit	73,132	89,025	74,679	123,809	128,434	91,673	106,977
Operating expenses:
Research and development	27,555	27,706	28,753	45,901	44,486	32,139	33,902
Selling, general and administrative	72,649	60,105	59,964	81,144	74,681	54,820	57,068
Amortization of purchased intangible assets	—	—	502	5,678	6,147	4,509	4,092
Impairment of goodwill	—	—	—	67,798	—	—	—
In-process research and development	—	1,000	—	—	—	—	—
Gain on sale of real property	—	(2,953)	(3,796)	—	—	—	(1,515)

Total operating expenses	100,204	85,858	85,423	200,521	125,314	91,468	93,547
Operating income (loss)	(27,072)	3,167	(10,744)	(76,712)	3,120	205	13,430
Interest income	2,679	4,758	3,954	1,466	296	190	287
Interest expense	(787)	(1,072)	(122)	(6,822)	(10,990)	(7,619)	(8,962)
Foreign currency income (loss)	(1,297)	(699)	(1,685)	(1,821)	411	(198)	(704)

	Years Ended December 31,					Nine Months Ended September 30,
	2005(1)(2)	2006(3)(4)	2007(5)	2008(6)	2009(7)	2009(7)	2010
						(unaudited)
	(in thousands, except per share data)
Other income (expense)	(240)	(71)	(25)	191	390	356	78

Income (loss) before income taxes and discontinued operations	(26,717)	6,083	(8,622)	(83,698)	(6,773)	(7,066)	4,129
Benefit (provision) for income taxes	(3,526)	(1,346)	(478)	(1,211)	829	(24)	(462)

Income (loss) before discontinued operations	(30,243)	4,737	(9,100)	(84,909)	(5,944)	(7,090)	3,667

Income (loss) from discontinued operations	(3,123)	2,233	1,623	(494)	(924)	(402)	(73)

Net income (loss)	$(33,366)	$6,970	$(7,477)	$(85,403)	$(6,868)	$(7,492)	$3,594

Net income (loss) per common share:
Basic	$(0.64)	$0.13	$(0.14)	$(1.60)	$(0.13)	$(0.14)	$0.07

Diluted	$(0.64)	$0.13	$(0.14)	$(1.60)	$(0.13)	$(0.14)	$0.07

Weighted-average shares used in computing net income (loss) per common share:
Basic	52,395	53,248	52,927	53,321	53,526	53,498	53,845

Diluted	52,395	53,966	52,927	53,321	53,526	53,498	54,919

	As of December 31,					As of September 30, 2010
	2005	2006	2007	2008	2009	(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$35,940	$34,190	$76,925	$35,582	$55,041	$38,521
Total assets	238,914	236,716	250,244	306,300	306,888	309,019
Short and long-term debt, net of discount	8,377	—	—	48,769	56,076	61,691

(1)	In the fourth quarter of 2005, Hypercom sold its U.K. lease portfolio (the “U.K. Lease Business”) as this leasing business did not align with its core business. As of December 31, 2005, the U.K. Lease Business’ operating results have been classified as discontinued operations in the statements of operations for all periods presented. Hypercom recognized a $6.6 million loss on the write-down of the U.K. Lease Business to its estimated fair value based on purchase offers received from potential buyers.
(2)	In 2005, Hypercom performed a comprehensive review of its financial performance; market strategy; products; product development and life cycle management; and employee, customer and vendor relationships. The objective of the business review was to create a plan to improve profitability and customer relations, transition more rapidly to 32-bit technology products, rationalize operations and reorganize Hypercom’s corporate structure. As a result of this business review, Hypercom recorded charges of $16.3 million to costs of revenue and $2.7 million to operating expenses during 2005.
(3)	In December 2006, Hypercom acquired TPI Software, LLC and incurred a $1.0 million charge for the acquired in-process research and development.
(4)	In September 2006, Hypercom completed the sale of its real property in Hong Kong for $5.2 million. Hypercom recorded a gain of approximately $3.0 million on the sale in the third quarter of 2006.
(5)

In June 2007, Hypercom completed the sale of its former headquarters facilities, located in Phoenix, Arizona, for a sale price of $16.3 million. Hypercom recorded a gain of $3.8 million on the sale in the second quarter of 2007. During the second quarter of 2007, Hypercom initiated a reconfiguration of its global sales and marketing organizations and incurred charges of $2.9 million during the year. During the second quarter of 2007, Hypercom increased inventory reserves by $6.1 million primarily related to non-PCI (payment card industry) compliant products and components.

(6)	Hypercom acquired Thales e-Transactions on April, 1, 2008 and its results of operations are included from the date of acquisition. Hypercom determined that certain of the assets acquired in the Thales e-Transactions transaction were impaired and in December 2008 Hypercom recognized asset impairment charges totaling $67.8 million for 2008, primarily related to the write-off of goodwill and intangible assets.
(7)	For the nine months ended September 30, 2009 and for the year ended December 31, 2009, Hypercom recorded a net loss of $7.5 million ($0.14) per share and a net loss $6.9 million ($0.13) per share, respectively. The net loss was principally due to its results during the first quarter in which Hypercom reported a net loss of $9.9 million. The first quarter was negatively impacted by the global economic downturn and the corresponding decrease in available credit to both businesses and consumers.

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial information is based on the historical financial statements of VeriFone and Hypercom after giving effect to the proposed merger between VeriFone and Hypercom and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information included elsewhere in this proxy statement/prospectus, including general assumptions as to the scope of Hypercom businesses that may be included in asset dispositions to address potential competitive concerns as described in further detail in the footnotes to the unaudited pro forma condensed combined financial information.

VeriFone’s fiscal year ends on October 31 while Hypercom’s fiscal year ends on December 31. The selected unaudited pro forma condensed combined balance sheet data as of October 31, 2010 is based on the historical balance sheet of VeriFone as of October 31, 2010 and of Hypercom as of September 30, 2010 and has been prepared to reflect the merger as if it had occurred on October 31, 2010. The selected unaudited pro forma condensed combined statement of operations data for the fiscal year ended October 31, 2010 combines the results of operations of VeriFone for the fiscal year ended October 31, 2010 and of Hypercom for the twelve months ended September 30, 2010, as though the merger had occurred on November 1, 2009, the first day of VeriFone’s 2010 fiscal year.

The unaudited pro forma condensed combined financial information assumes that, at closing, (i) each outstanding share of Hypercom common stock will be converted into 0.23 shares of VeriFone common stock, (ii) each restricted stock award (“RSA”) share will be vested and converted into 0.23 shares of VeriFone common stock, (iii) each outstanding Hypercom warrant will be converted into a warrant to acquire a number of shares of VeriFone common stock equal to the product of (x) the number of shares of Hypercom common stock subject to such warrant and (y) the exchange ratio of 0.23, at an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per share of Hypercom common stock for such warrant immediately prior to the effective time of the merger divided by 0.23, and (iv) each Hypercom stock option will be converted into an option to purchase a number of shares of VeriFone common stock equal to the product of (i) the number of shares of Hypercom common stock subject to such option immediately prior to the effective time of the merger and (ii) 0.23, at an exercise price equal to the exercise price for such option prior to the merger divided by 0.23.

The selected unaudited pro forma condensed combined financial data is based on estimates and assumptions that are preliminary, presented for illustrative purposes only and is not necessarily indicative of what the combined financial position or the results of operations would actually have been if the merger had occurred on those dates. Since VeriFone and Hypercom were not under common control or management for any period presented, the selected unaudited pro forma condensed combined financial data may not be comparable to, or indicative of, future performance. See “Risk Factors” and “Unaudited Pro Forma Condensed Combined Financial Information.”

Year Ended October 31, 2010
(in thousands, except per share data)
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data:
Net revenues	$1,385,172
Cost of net revenues	902,023

Gross profit	483,149
Total operating expenses	394,134

Operating income	89,015
Interest expense, net	(27,197)
Other income, net	2,904

Income before income taxes and discontinued operations	64,722
Benefit from income taxes	23,583

Net income from continuing operations	$88,305

Net income from continuing operations per common share:
Basic	$0.90
Diluted	$0.88

As of October 31, 2010
(in thousands)
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	$413,142
Total assets	1,769,156
Long-term debt and capital leases, including current portion	473,511
Total stockholders’ equity	678,586

Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical per share data of VeriFone and Hypercom and combined per share data on an unaudited pro forma basis after giving effect to the merger using the acquisition method of accounting assuming that all Hypercom stockholders will receive the consideration of 0.23 shares of VeriFone common stock for each share of common stock of Hypercom outstanding. The following data should be read in conjunction with the separate historical consolidated financial statements of VeriFone and the historical consolidated financial statements of Hypercom incorporated by reference into this proxy statement/prospectus. The unaudited pro forma combined per share data do not necessarily indicate the operating results that would have been achieved had the merger been completed as of the beginning of the earliest period presented and should not be taken as representative of future operations. Since becoming a public company, neither VeriFone nor Hypercom has declared or paid any cash dividends on its common stock.

VeriFone		Hypercom
Net income from continuing operations per share (basic):		Net income (loss) from continuing operations per share (basic):
Year ended October 31, 2010	$1.16	Year ended December 31, 2009	$(0.11)
		Nine months ended September 30, 2010	$0.07
Net income from continuing operations per share (diluted):		Net income (loss) from continuing operations per share (diluted):
Year ended October 31, 2010	$1.13	Year ended December 31, 2009	$(0.11)
		Nine months ended September 30, 2010	$0.07
Book value per share(1):		Book value per share(1):
October 31, 2010	$2.37	December 31, 2009	$1.66
		September 30, 2010	$1.64

	VeriFone Pro Forma Combined Data(2)	Hypercom Equivalent Pro Forma Combined Data(3)
Net income from continuing operations per share (basic):
Year ended October 31, 2010	$0.90	$0.21
Net income from continuing operations per share (diluted):
Year ended October 31, 2010	$0.88	$0.20
Book value per share:
October 31, 2010	$6.82	$1.57

(1)	Historical book value per share is computed by dividing stockholders’ equity by the number of shares of VeriFone common stock or Hypercom common stock outstanding at the end of each period.
(2)	Because of the different fiscal period ends, financial information for VeriFone as of or for the year ended October 31, 2010 has been combined with financial information relating to Hypercom as of or for the twelve months ended September 30, 2010. Pro forma book value per share is computed by dividing pro forma stockholders’ equity by the pro forma number of shares of VeriFone common stock outstanding at the end of each period.
(3)	The Hypercom equivalent pro forma combined per share amounts are calculated by multiplying VeriFone pro forma per share amounts by the exchange ratio in the merger agreement of 0.23 shares of VeriFone common stock for each share of Hypercom common stock.

Comparative Per Share Market Price Data

Hypercom common stock has traded on the New York Stock Exchange under the symbol “HYC” since November 14, 1997, the date of its initial public offering. VeriFone common stock has traded on the New York Stock Exchange under the symbol “PAY” since April 29, 2005, the date of its initial public offering.

The following tables show, for the periods indicated, the high and low sale prices per share, adjusted for stock splits and the like, of Hypercom common stock and VeriFone common stock as reported on the New York Stock Exchange.

VeriFone’s fiscal year ends on October 31 and Hypercom’s fiscal year ends on December 31.

	VeriFone Common Stock
	New York Stock Exchange
Fiscal Quarters	High	Low
2009:
First Quarter	$12.23	$2.31
Second Quarter	$8.36	$3.65
Third Quarter	$9.28	$5.92
Fourth Quarter	$16.15	$8.75
2010:
First Quarter	$19.42	$12.70
Second Quarter	$23.75	$16.63
Third Quarter	$22.92	$15.62
Fourth Quarter	$34.06	$20.97
2011:
First Quarter (through January 7, 2011)	$42.54	$31.39

	Hypercom Common Stock
	New York Stock Exchange
Fiscal Quarters	High	Low
2009:
First Quarter	$1.77	$0.81
Second Quarter	$1.75	$0.94
Third Quarter	$3.40	$1.32
Fourth Quarter	$3.53	$2.77
2010:
First Quarter	$4.07	$3.12
Second Quarter	$5.19	$3.75
Third Quarter	$6.51	$3.05
Fourth Quarter	$9.00	$5.84
2011:
First Quarter (through January 7, 2011)	$9.32	$8.43

The following table shows the closing sale prices per share of VeriFone common stock and Hypercom common stock as reported on the New York Stock Exchange on:

•

September 30, 2010, the trading day of the New York Stock Exchange next preceding the announcement of VeriFone’s proposal to Hypercom’s board of directors to acquire all of the outstanding shares of Hypercom Corporation;

•	November 16, 2010, the trading day of the New York Stock Exchange next preceding public announcement that VeriFone and Hypercom had entered into the merger agreement; and

•	, 2011, the last full trading day for which closing prices were available prior to printing this proxy statement/prospectus.

	VeriFone		Hypercom
	Common Stock New York Stock Exchange		Common Stock New York Stock Exchange
	High	Low	High	Low
September 30, 2010	$31.39	$28.50	$6.51	$6.11
November 16, 2010	32.53	31.39	6.32	6.08
, 2011

The above table only shows historical comparisons. These comparisons may not provide meaningful information in determining whether to approve the merger agreement and the merger. VeriFone and Hypercom urge you to obtain current market quotations for VeriFone common stock and Hypercom common stock and to review carefully the information contained in this proxy statement/prospectus or incorporated by reference into this proxy statement/prospectus in considering whether to approve the merger agreement and the merger. You should also review carefully the other information contained in or incorporated by reference into this proxy statement/prospectus.

As of December 28, 2010, there were approximately 112 holders of record of Hypercom common stock.

Dividend Data

Since becoming a public company, VeriFone has not declared or paid any cash dividends on its common stock. Since becoming a public company, Hypercom has not declared or paid any cash dividends on its common stock. VeriFone and Hypercom currently intend to retain any future earnings to fund the growth and development of their businesses and do not anticipate paying any cash dividends in the foreseeable future although their boards of directors may do so subject to applicable legal requirements and contractual restrictions, if any.

Risk Factors

By voting in favor of the proposal to approve and adopt the merger agreement and approve the merger, Hypercom stockholders will be choosing to invest in VeriFone common stock. An investment in VeriFone common stock involves a high degree of risk. In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote in favor of the proposal to approve and adopt the merger agreement and approve the merger. This summary of risks is not exhaustive. New risks may emerge from time to time and it is not possible to predict all risk factors, nor can Hypercom or VeriFone assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements. For further discussion of risk factors relating to the business of VeriFone and Hypercom, please see the Risk Factors in VeriFone’s and Hypercom’s current filings with the SEC. See “Where You Can Find More Information” beginning on page 117.

Risks Related to the Merger

Because the exchange ratio is fixed and the market price of VeriFone common stock may fluctuate, you cannot be sure of the value of the merger consideration you will receive.

Upon completion of the merger, each share of common stock of Hypercom will be exchanged for 0.23 of a share of VeriFone common stock. The merger consideration will not change even if the market price of either or both the Hypercom common stock and VeriFone common stock fluctuates. Neither Hypercom nor VeriFone may withdraw from the merger, and Hypercom may not resolicit the vote of its stockholders, solely because of changes in the market price of Hypercom shares of common stock or VeriFone common stock or because of changes in the operating and financial performance of either company that do not amount to a material adverse effect, as defined in the merger agreement. The specific dollar value of VeriFone common stock you will receive upon completion of the merger will depend on the market value of VeriFone common stock at the time of completion of the merger, which may be different from the closing price of VeriFone common stock on the last full trading day preceding public announcement of the merger agreement, the last full trading day prior to the date of this proxy statement/prospectus or the date of the special meeting. The merger is not expected to be completed immediately following the special meeting, and will not be completed until certain regulatory approvals have been obtained and other conditions have been satisfied or waived. You should obtain current market quotations for shares of VeriFone common stock and for shares of Hypercom common stock. VeriFone cannot assure you that the value of the VeriFone common stock that you will receive in the merger will not decline prior to or after the merger.

VeriFone’s stock price has been volatile in the past. VeriFone expects that the price of its common stock may continue to fluctuate substantially in the future and you could lose the value of your investment in VeriFone common stock.

VeriFone’s stock price has fluctuated substantially since its initial public offering in 2005 including due to the announcement of its restatement in December 2007 and during the recent turmoil in the worldwide financial markets. The market price of VeriFone common stock may fluctuate significantly and you could lose the value of your investment in VeriFone common stock. In addition to fluctuations related to VeriFone-specific factors, broad market and industry factors may adversely affect the market price of VeriFone common stock, regardless of VeriFone’s actual operating performance. Factors that could cause fluctuations in VeriFone’s stock price may include, among other things:

•	actual or anticipated variations in quarterly operating results;

•	changes in financial estimates by VeriFone or by any securities analysts who might cover its stock, or VeriFone’s failure to meet the estimates made by securities analysts;

•	uncertainty about current global economic conditions;

•	changes in the market valuations of other companies operating in VeriFone’s industry;

•	announcements by VeriFone or its competitors of significant acquisitions, strategic partnerships or divestitures;

•	additions or departures of key personnel;

•	sales or purchases of VeriFone common stock, including sales or purchases of its common stock by its directors and officers or by its principal stockholders; and

•	any issuance of VeriFone common stock in connection with any conversion of its 1.375% Senior Convertible Notes due 2012.

Additionally, other future sales of substantial amounts of VeriFone common stock in the public market, or the availability of such shares for sale, including shares issued upon the exercise of outstanding options, could adversely affect the market price of VeriFone common stock. The stock market in general, and the market prices of stocks of other technology companies in particular, experience price volatility, which may adversely affect the market price of VeriFone’s common stock for reasons unrelated to VeriFone’s business or operating results.

The merger agreement restricts Hypercom’s ability to pursue alternatives to the merger.

The merger agreement contains “no shop” provisions that, subject to limited exceptions, restrict Hypercom’s ability to initiate, solicit, knowingly facilitate, encourage or commit to competing third-party proposals to acquire all or a significant part of Hypercom. Further, there are only limited exceptions to Hypercom’s agreement that the Hypercom board of directors will not withhold, withdraw, qualify or modify in a manner adverse to VeriFone its recommendation of the merger agreement, and VeriFone generally has a right to match any competing acquisition proposals that may be made. Although the Hypercom board of directors is permitted to take actions in response to a superior proposal if it determines that doing so is necessary to comply with its fiduciary duties, doing so in specified situations could entitle VeriFone to terminate the merger agreement and to be paid a termination fee of $12.2 million. Also, if the merger agreement is terminated because the merger is not consummated by August 31, 2011 (or if extended by VeriFone, November 30, 2011) or is not approved at the special meeting and prior to such termination there was publicly announced an acquisition proposal and Hypercom enters into a definitive agreement with respect to any acquisition proposal within 12 months following the termination, then Hypercom would be required to pay VeriFone a termination fee of $12.2 million.

These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Hypercom from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than that proposed to be paid in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Hypercom than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable to Hypercom in certain circumstances.

Regulatory agencies must approve the merger and could impose conditions on, delay or refuse to approve the merger.

VeriFone and Hypercom are subject to the securities and antitrust laws of the United States and the antitrust laws of any other jurisdiction in which the merger is subject to review. VeriFone and Hypercom may be unable to obtain in the anticipated timeframe, or at all, the regulatory approvals required to complete the merger. Governmental entities with which filings are made may seek regulatory concessions, including compliance with material restrictions or conditions, including the divestiture of portions of VeriFone’s or Hypercom’s business, as conditions for granting approval of the merger. These actions may have a material adverse effect on VeriFone or

Hypercom or a material adverse effect on the combined business. Under the merger agreement, VeriFone and Hypercom have both agreed to use reasonable best efforts to complete the merger, including to gain clearance from antitrust and competition authorities and to obtain other required regulatory approvals. Under the merger agreement, VeriFone’s reasonable best efforts includes a requirement by VeriFone to dispose of businesses or assets that produced up to $124 million in revenues for VeriFone, Hypercom and their respective subsidiaries during the 2009 fiscal year if such disposition is reasonably necessary to gain clearance from antitrust and competition authorities. VeriFone and Hypercom anticipate that Hypercom’s U.S. business will be divested in connection with the merger. These actions or any other actions that may be required to obtain regulatory approval for the transaction may have a material adverse effect on VeriFone or Hypercom or a material adverse effect on the combined businesses.

Any delay in completing the merger may reduce or eliminate the benefits expected.

In addition to the required regulatory approvals, the merger is subject to a number of other conditions beyond either company’s control that may prevent, delay or otherwise materially adversely affect its completion. Neither VeriFone nor Hypercom can predict whether and when these other conditions will be satisfied. Further, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause the combined company not to realize some or all of the synergies that are expected to be achieved if the merger is successfully completed within its expected timeframe.

Although VeriFone and Hypercom expect that the merger will result in benefits to the combined company, those benefits may not occur because of integration and other challenges.

VeriFone and Hypercom have operated and, until the merger is completed, will continue to operate, independently. Achieving the expected benefits of the merger will depend in part on the integration of VeriFone’s and Hypercom’s technology, operations and personnel in a timely and efficient manner. VeriFone and Hypercom cannot assure you, however, that the integration will be completed as quickly as expected or that the merger will achieve the expected benefits. The challenges involved in this integration include:

•	incorporating Hypercom’s technology and products into VeriFone’s next generation of products;

•	integrating Hypercom’s products into VeriFone’s business because VeriFone does not currently sell Hypercom products and VeriFone’s sales personnel have no experience selling Hypercom’s products;

•	coordinating research and development activities to enhance introduction of new products, services and technologies;

•

inability to migrate both companies to a common enterprise resource planning information system to integrate all operations, sales and administrative activities for the combined company in a timely and cost effective way;

•	integrating Hypercom’s international operations with those of VeriFone;

•	coordinating the efforts of the Hypercom sales organization with VeriFone’s sales organization;

•	demonstrating to Hypercom customers that the merger will not result in adverse changes in client service standards or product support;

•	integrating Hypercom’s information technology systems and resources with those of VeriFone;

•	integrating the supply chain of both companies while ensuring that products continue to be manufactured and delivered on a timely basis and with superior quality to customers;

•	persuading the employees in various jurisdictions that the business cultures of VeriFone and Hypercom are compatible, maintaining employee morale and retaining key employees;

•	any unforeseen expenses or delays associated with the transaction; and

•	timely release of products to market.

The integration of VeriFone and Hypercom will be international in scope, complex, time-consuming and expensive, and may disrupt VeriFone’s and Hypercom’s businesses or result in the loss of customers or key employees or the diversion of the attention of management. Some of Hypercom’s suppliers, distributors, customers and licensors are VeriFone’s competitors or work with VeriFone’s competitors and may terminate their business relationships with Hypercom as a result of the merger. In addition, the integration process may strain the combined company’s financial and managerial controls and reporting systems and procedures. This may result in the diversion of management and financial resources from the combined company’s core business objectives. There can be no assurance that VeriFone and Hypercom will successfully integrate their businesses or that the combined company will realize any of the anticipated benefits of the merger.

If VeriFone is unable to integrate Hypercom personnel successfully or retain key Hypercom or VeriFone personnel after the merger is completed, the combined company business may suffer.

VeriFone’s ability to obtain and successfully execute its business depends upon the personal reputation, judgment, business generation capabilities and project execution skills of VeriFone’s and Hypercom’s senior professionals. Any management disruption or difficulties in integrating VeriFone’s and Hypercom’s professionals could result in a loss of clients and customers or revenues from clients and customers and could significantly affect the combined company’s business and results of operations.

The success of the merger will depend in part on VeriFone’s ability to retain the talents and dedication of the professionals currently employed by VeriFone and Hypercom. It is possible that these employees might decide not to remain with VeriFone or Hypercom while VeriFone and Hypercom work to complete the merger or with the combined company after the merger is completed. If key employees terminate their employment, or insufficient numbers of employees are retained to maintain effective operations, the combined company’s business activities might be adversely affected, management’s attention might be diverted from successfully integrating Hypercom’s operations to hiring suitable replacements, and the combined company’s business might suffer. In addition, VeriFone and Hypercom might not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms.

The combination of VeriFone and Hypercom may result in a loss of common customers.

VeriFone and Hypercom operate in a highly competitive market, and the future performance will be affected by the combined company’s ability to retain the customers of both VeriFone and Hypercom before the merger. VeriFone and Hypercom currently sell to several of the same large customers to which each company provides products and services. The combined company’s ability to maintain the current level of sales by VeriFone and Hypercom to these common customers may be limited by the desire of these customers to minimize their dependence on a single supplier. If, following the merger, common customers seek alternative suppliers for at least a portion of the products and services currently provided by both VeriFone and Hypercom, the business of the combined company may be materially and adversely impacted.

Third parties may terminate or alter existing contracts or relationships with Hypercom or VeriFone.

Hypercom has contracts with some of its suppliers, distributors, customers, licensors and other business partners. Some of these contracts require Hypercom to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, Hypercom may suffer a loss of potential future revenue and may lose rights that are material to Hypercom’s business and the business of the combined company. In addition, third parties with whom Hypercom or VeriFone currently have relationships may terminate or otherwise reduce the scope of their relationship with Hypercom or VeriFone in anticipation of the merger.

General uncertainty related to the merger could harm the combined company.

VeriFone’s or Hypercom’s customers may, in response to the announcement of the proposed merger, delay or defer purchasing decisions. If VeriFone’s or Hypercom’s customers delay or defer purchasing decisions, the combined company’s revenues following the merger could materially decline or any increases in revenue could be lower than expected. Similarly, VeriFone and Hypercom employees may experience or perceive uncertainty about their future roles with the combined company following the merger. This may harm VeriFone’s and Hypercom’s ability to attract and retain key management, marketing, sales and technical personnel. Also, speculation regarding the likelihood of the completion of the merger could increase the volatility of VeriFone’s and Hypercom’s share prices prior to the closing.

The pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. For example, the pro forma financial statements have been derived from the historical financial statements of VeriFone and Hypercom and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. Moreover, the pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the transaction. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the pro forma financial statements. As a result, the actual financial condition and results of operations of the combined company following the transaction may not be consistent with, or evident from, these pro forma financial statements.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the transaction. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 100.

VeriFone and Hypercom expect to incur significant costs associated with the merger.

VeriFone estimates that it will incur significant direct transaction costs associated with the merger. In addition, Hypercom estimates that it will incur significant direct transaction costs, which will be recognized as expenses as incurred. VeriFone and Hypercom believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There can be no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger and the integration of the two companies. Although VeriFone expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow VeriFone to offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Certain officers of Hypercom have a personal interest that could have affected their decision to support the merger.

The personal interest of officers of Hypercom in the merger and their participation in arrangements that are different from, or are in addition to, those of Hypercom stockholders generally could have affected those officers’ decision to support the merger. These interests include the following:

•

the conversion of options to acquire Hypercom common stock into options to acquire VeriFone common stock and the acceleration of all options and restricted stock awards that were outstanding as of November 17, 2010; and

•

in certain instances, retention payments payable at closing and severance benefits if the individual’s employment is terminated by VeriFone without cause or by the individual for good reason. See “The Merger—Interests of Certain Persons in the Merger.”

As a result of these interests, these officers may be more likely to support the merger than they might be if they did not have these interests.

A delay in closing the planned merger could have an adverse effect on Hypercom’s revenues in the near term.

To the extent a prolonged delay in completing the planned merger creates uncertainty among users of Hypercom’s products, there could be an adverse effect on Hypercom’s results of operations, and quarterly revenues could be substantially below the expectations of market analysts which could cause a reduction in the stock price of Hypercom common stock, which effects are likely to be exacerbated the longer the time period between the signing and any termination of the merger agreement.

If the merger is not completed, Hypercom’s future business and operations could be harmed.

If the merger is not completed, Hypercom may be subject to the following material risks, among others:

•

if the merger is terminated and Hypercom’s board of directors determines to seek another merger or business combination, Hypercom may not be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger;

•	Hypercom may be required to pay VeriFone a termination fee of $12.2 million;

•

under the merger agreement, Hypercom is subject to certain restrictions on the conduct of its business which may affect its ability to execute certain of its business strategies or pursue opportunities that may arise during the pendency of the merger;

•	Hypercom’s costs related to the merger, such as legal fees, accounting fees and expenses of its financial advisor must be paid by Hypercom even if the merger is not completed;

•	Hypercom may be required to record as expenses in its statement of operations items related to the proposed merger that would otherwise be reflected on its balance sheets;

•	Hypercom would not realize the benefits it expects by being part of the combined company;

•

the diversion of management attention from Hypercom’s day-to-day business and the unavoidable disruption to its employees and its relationships with users and partners as a result of efforts and uncertainties relating to Hypercom’s anticipated merger with VeriFone may detract from Hypercom’s ability to grow revenues and minimize costs, which, in turn may lead to a loss of market position that Hypercom could be unable to regain if the merger does not occur;

•

Hypercom may not be able to continue its present level of operations, may need to scale back its business and may not be able to take advantage of future opportunities or effectively respond to competitive pressures, any of which could have a material adverse effect on its business and results of operations; and

•	the price of Hypercom shares of common stock may decline to the extent that the current market price of Hypercom shares of common stock reflects an assumption that the merger will be completed.

The rights of Hypercom stockholders will change when they become stockholders of VeriFone upon completion of the merger.

When the merger is complete, Hypercom stockholders will become VeriFone stockholders and their rights as stockholders will be governed by VeriFone’s certificate of incorporation and bylaws. There are numerous differences between the rights and responsibilities of a stockholder of Hypercom and the rights and responsibilities of a stockholder of VeriFone. Please see “Comparison of Rights of VeriFone Stockholders and Hypercom Stockholders” beginning on page 110 for a discussion of the different rights associated with VeriFone common stock.

Stockholders may sell substantial amounts of Hypercom common stock on the public market, which is likely to depress the price of Hypercom common stock.

Any substantial sales of Hypercom common stock on the public market by current stockholders may cause the market price of Hypercom common stock to decline.

If Hypercom’s current stockholders sell Hypercom common stock in the public market prior to the merger, it is likely that arbitrageurs will acquire those shares. These arbitrageurs will likely sell all those shares on the public market immediately following any announcement, or anticipated announcement, that the merger with VeriFone failed, or will likely fail, to close for regulatory or other reasons, which, in turn will likely cause the market price of Hypercom common stock to decline.

In addition to the other negative effects on Hypercom, those sales of Hypercom common stock might make it more difficult for Hypercom to sell equity or equity-related securities in the future if the merger with VeriFone is not completed.

Hypercom stockholders will have a significantly reduced ownership and voting interest after the merger and will exercise less influence over management.

Immediately after the completion of the merger, it is expected that former Hypercom stockholders, who collectively own 100% of Hypercom, will own approximately 12.8% of VeriFone, based on the number of shares of Hypercom and VeriFone common stock, including restricted stock, outstanding as of December 28, 2010. Consequently, Hypercom stockholders will have less influence over the management and policies of VeriFone than they currently have over the management and policies of Hypercom.

Risks Related to the Combined Company after the Merger

The risks and uncertainties described below are not the only ones facing the combined company following the merger. Additional risks and uncertainties not presently known to VeriFone or Hypercom or that VeriFone and Hypercom currently deem immaterial also may impair the business operations of the combined company. If any of the following risks or such other risks actually occurs, the business of the combined company could be harmed. When we use the term the “combined company” in this section or in the section entitled “Risks Related to the Industry” of this proxy statement/prospectus, we mean the combination of VeriFone and Hypercom after giving effect to the completion of the merger.

Both VeriFone and Hypercom have experienced rapid growth in their operations, and if VeriFone cannot adequately manage the combined company’s growth, its results of operations will suffer.

Both VeriFone and Hypercom have experienced rapid growth in their operations in certain periods, both internally and from acquisitions. VeriFone cannot be sure that the combined company will make adequate allowances for the costs and risks associated with its expansion, or that its systems, procedures, and managerial controls will be adequate to support the rapid expansion in its operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures, or controls to accommodate the requirements of its business and operations and to effectively integrate acquired operations may adversely affect its ability to meet customer requirements, manage its product inventory, and record and report financial and management information on a timely and accurate basis. If the combined company is unable to successfully manage expansion, its results of operations will be adversely affected.

VeriFone’s internal processes and control over financial reporting were, until recently, deemed inadequate.

As described under Item 9A. Controls and Procedures in VeriFone’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010, as of the fiscal year ended October 31, 2010, VeriFone has remedied the material weakness in control activities related to income taxes. This material weakness and other material weaknesses in VeriFone’s internal control over financial reporting contributed to its need to restate previously reported interim financial information for each of the first three quarters of its fiscal year ended October 31, 2007, and to the delays in the filing of its Annual Report on Form 10-K for fiscal year 2007. VeriFone also was unable to file its quarterly reports on Form 10-Q for its fiscal quarters ended January 31, 2008 and April 30, 2008 on a timely basis. VeriFone has implemented a number of additional and enhanced processes and controls to improve its internal control over financial reporting.

Although VeriFone has implemented improved controls that have remedied these material weaknesses, these controls may not be sufficient to detect or prevent errors in financial reporting in future periods. VeriFone has devoted additional resources to its financial control and reporting requirements, including hiring additional qualified employees in these areas. VeriFone may hire additional employees and may also engage additional consultants in these areas. Competition for qualified financial control and accounting professionals in the geographic areas in which VeriFone operates is keen and there can be no assurance that VeriFone will be able to hire and retain these individuals.

A majority of VeriFone’s net revenues is generated outside of the United States and VeriFone intends to continue to expand its operations internationally including through acquisitions and strategic partnerships, such as the Hypercom acquisition. The combined company’s results of operations could suffer if it is unable to manage its international expansion and operations effectively.

During the fiscal years ended October 31, 2010 and 2009, approximately 60.0% and 63.6%, respectively, of VeriFone’s net revenues were generated outside of the United States. During the fiscal years ended December 31, 2009 and 2008, approximately 69.6% and 78.7%, respectively, of Hypercom’s net revenues were generated outside of the United States. VeriFone expects its percentage of net revenues generated outside of the United States. to increase over time. In particular VeriFone expects that its recently announced strategic partnership with Gemalto and planned acquisition of Hypercom will significantly increase its business in Africa, Europe and Asia. Part of VeriFone’s strategy is to expand its penetration in existing foreign markets and to enter new foreign markets and in particular to enter new emerging markets where VeriFone expects to see growth in electronic payments. VeriFone’s ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements. Expansion of the combined company’s international business will require significant management attention and financial resources. The combined company’s international net revenues will depend on its success in the following areas:

•	securing commercial relationships to help establish or increase its presence in new and existing international markets;

•	hiring and training personnel capable of marketing, installing and integrating its solutions, supporting customers, and effectively managing operations in foreign countries;

•

localizing its solutions to meet local requirements and to target the specific needs and preferences of foreign customers, which may differ from its traditional customer base in the markets VeriFone and Hypercom currently serve;

•	building the combined company’s brand name and awareness of its services among foreign customers in new and existing international markets; and

•	implementing new systems, procedures, and controls to monitor its operations in new international markets.

In addition, the combined company is subject to risks and costs associated with operating in foreign countries, including:

•	multiple, changing, and often inconsistent enforcement of laws and regulations;

•	satisfying local regulatory or industry-imposed requirements, including security or other certification requirements;

•	competition from existing market participants, including strong local competitors, that may have a longer history in and greater familiarity with the international markets it enters;

•	tariffs and trade barriers;

•	laws and business practices that may favor local competitors;

•	restrictions on the repatriation of funds, foreign currency exchange restrictions, and currency exchange rate fluctuations;

•	extended payment terms and the ability to collect accounts receivable;

•	different and/or more stringent labor laws and practices such as the use of workers’ councils and labor unions;

•	different and more stringent data protection, privacy and other laws;

•	economic and political instability in certain foreign countries;

•	imposition of limitations on conversion of foreign currencies into U.S. dollars or remittance of dividends and other payments by foreign subsidiaries;

•	changes in a specific country’s or region’s political or economic conditions; and

•	greater difficulty in safeguarding intellectual property in areas such as China, Russia, and Latin America.

Many of these factors typically become more prevalent during periods of economic stress; therefore, the persistence or occurrence of weakened global economic conditions in one or more regions where the combined company does business may exacerbate certain of these risks. For example, the combined company will be subject to foreign currency risk and economic and political instability which can lead to significant and unpredictable volatility in currency rates, including significant currency devaluations, which may negatively impact its revenues, gross margins, results of operations and financial position. Although VeriFone engages in some hedging of its foreign currency exposures, it does not hedge all such exposures and its hedging arrangements may not always be effective. In addition, compliance with foreign and U.S. laws and regulations that are applicable to the combined company’s international operations is complex and may increase the combined company’s cost of doing business in international jurisdictions. The combined company’s international operations could expose it to fines and penalties if it fails to comply with these regulations. These laws and regulations include import and export requirements, exchange control regulations, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Although VeriFone has implemented policies and procedures designed to ensure compliance with these laws, there can be no assurance that its employees, contractors, and agents will not take actions in violation of its policies, particularly as the combined company expands its operations through organic growth and acquisitions. For example, two of VeriFone’s Brazilian subsidiaries that were acquired as a part of the acquisition of Lipman Electronic Engineering Ltd., or Lipman, have been notified of a number of assessments regarding Brazilian customs penalties that relate to alleged infractions in the importation of goods as well as certain tax assessments and penalties. Hypercom also has certain pending tax assessments and labor matters in Brazil. Defending such assessments can be costly and divert management time. Any such violations could subject the combined company to civil or criminal penalties, including the imposition of substantial fines and interest or prohibitions on its ability to offer its products and services to one or more countries, and could also materially damage its reputation, brand, international expansion efforts and business, and negatively impact its operating results. In addition, if the combined company fails to address the challenges and risks associated with its international expansion and acquisition strategy, it may encounter difficulties implementing its strategy, which could impede its growth or harm its operating results.

Macroeconomic conditions and economic volatility could materially adversely affect the combined company’s business and results of operations.

The combined company’s operations and performance will depend significantly on worldwide economic conditions. The significant slowdown and volatility in the U.S. and international economy and financial markets which began in the latter half of 2008 resulted in reduced demand for VeriFone’s products, which in turn adversely impacted its revenues, business, financial condition and results of operations. In particular, the slowdown and volatility in the global markets resulted in softer demand in the financial and retail sectors, pricing pressures and more conservative purchasing decisions by customers, including a tendency toward lower-priced products and lower volume of purchases. In some countries where VeriFone does business, the weakened economy resulted in economic instability which had negative impacts, among them a decrease in purchasing power due to currency devaluations.

While a number of markets have shown signs of improvement, certain markets such as parts of southern Europe continue to experience weakened or uncertain economic conditions and some customers, suppliers and partners may continue to be negatively impacted by the global slowdown. VeriFone cannot predict whether such improvements or growth will continue and any future decline or volatility in global conditions could negatively impact its business, operating results and financial condition. Continued volatility in market conditions makes it difficult to forecast earnings, and if the combined company fails to meet its financial guidance or the expectations of investment analysts or investors in any period, the market price of VeriFone’s common stock could decline.

Both VeriFone and Hypercom depend on a limited number of customers, including distributors and resellers, for a large percentage of their sales. If the combined company does not effectively manage its relationships with them, its net revenues and operating results will suffer.

A significant percentage of VeriFone’s and Hypercom’s net revenues are attributable to a limited number of customers, including distributors and independent sales organizations, or ISOs. For the fiscal year ended October 31, 2010, VeriFone’s ten largest customers accounted for approximately 27% of its net revenues. Although no individual customer accounted for more than 10% of net revenues in the fiscal year ended October 31, 2010, three customers accounted for approximately 15% of VeriFone’s net revenues in that period. For the fiscal year ended December 31, 2009, Hypercom’s largest customer accounted for 5.2% of its net revenues, and its five largest customers accounted for 19.0% of its net revenues. If any of the combined company’s large customers significantly reduces or delays purchases from the combined company or if the combined company is required to sell products to any large customers at reduced prices or on other less favorable terms, the combined company’s revenues and income could be materially adversely affected.

VeriFone and Hypercom sell a significant portion of their solutions through third-party resellers such as independent distributors, ISOs, value-added resellers and payment processors. The combined company will depend on their active marketing and sales efforts. These resellers also provide after-sales support and related services to end user customers. When the combined company introduces new applications and solutions, these resellers will provide critical support for developing and supporting the custom software applications to run on its various electronic payment systems and, internationally, in obtaining requisite certifications in the markets in which they are active. Accordingly, the pace at which the combined company is able to introduce new solutions in markets in which these resellers are active depends on the resources such resellers dedicate to these tasks. Moreover, VeriFone’s and Hypercom’s arrangements with these resellers typically do not prevent them from selling products of other companies, including those of competitors, and they may elect to market competitors’ products and services in preference to the combined company’s system solutions. If one or more of the combined company’s major resellers terminates or otherwise adversely changes its relationship with the combined company, the combined company may be unsuccessful in replacing such relationship. The loss of a major reseller could impair the combined company’s ability to sell its solutions and result in lower revenues and income. It could also be time-consuming and expensive to replicate, either directly or through other resellers, the certifications and the custom applications owned by these resellers.

In addition, orders from distributors and resellers depend on their sales volumes and inventory management decisions. In response to the global economic downturn a number of distributors and resellers experienced weakened demand and slower sales, which in turn resulted in declines in order volume and deferrals of orders for VeriFone’s and Hypercom’s products. Declines or deferral of orders could materially adversely affect the combined company’s revenues, operating results and cash flows.

The combined company’s solutions may have defects or experience field failures that could delay sales, harm the combined company’s brand, increase costs and result in product recalls and additional warranty expenses.

The portfolio of products offered by the combined company will include complex solutions that are susceptible to undetected hardware and software errors or failures. Solutions may experience failures when first introduced, as new versions are released, or at any time during their lifecycle. Field failure may result from usage with third-party issued payment cards, for example, if such usage generates excess electrostatic discharge. Defects may also arise from third-party components that the combined company incorporates into its products, such as hardware modules, chipsets or battery cells. Any product recalls as a result of errors or failures could result in the loss of or delays in market acceptance of the combined company’s solutions, adversely affect the combined company’s business and reputation and increase its product costs, any of which could negatively impact its margins, profitability and results of operations. Any significant returns or warranty claims for any of the combined company’s products could result in significant additional costs to the combined company and could adversely affect its results of operations. Customers may also run third-party software applications on the combined company’s electronic payment systems. Errors in third-party applications could adversely affect the performance of the combined company’s solutions.

The existence of defects and delays in correcting them could result in negative consequences, including the following:

•	harm to the combined company’s brand;

•	delays in shipping system solutions;

•	loss of market acceptance for the combined company’s system solutions;

•	additional warranty expenses;

•	diversion of resources from product development; and

•	loss of credibility with distributors, customers and partners.

Identifying and correcting defects can be time-consuming, costly and in some circumstances extremely difficult. Software errors may take several months to correct, and hardware defects may take even longer to correct.

Security will be vital to the combined company’s customers and end users and therefore breaches in the security of the combined company’s solutions could adversely affect the combined company’s reputation and results of operations.

Protection against fraud will be of key importance to the purchasers and end users of the combined company’s solutions. The combined company will incorporate security features, such as encryption software and secure hardware, into its solutions to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. The combined company’s solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications, or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using the combined company’s solutions. The combined company will also provide its customers with repair, encryption key loading and helpdesk services, and may experience security breaches or fraudulent activities related to unauthorized access to sensitive customer information. If the security of the combined company’s solutions is compromised, the combined company’s reputation and marketplace acceptance of its solutions will be adversely affected, which would cause its business to suffer, and would subject it to damages claims.

VeriFone intends to pursue additional acquisitions and strategic investments, which will involve numerous risks. VeriFone may not be able to address these risks without substantial expense, delay or other operational or financial problems for the combined company.

VeriFone expects to seek to acquire or make investments in related businesses, technologies, or products in the future. Acquisitions or investments, including the acquisition of Hypercom, involve various risks, such as:

•	the difficulty of integrating the technologies, operations, and personnel of the acquired business, technology or product;

•

the potential disruption of VeriFone’s ongoing business, including the diversion of management attention to issues related to integration and administration, particularly given the number, size and varying scope of VeriFone’s recent acquisitions;

•

in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	the possible inability to obtain the desired financial and strategic benefits from the acquisition or investment;

•	the loss of all or part of VeriFone’s investment;

•	loss of customers;

•

the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

•	the risk that increasing complexity inherent in operating a larger business may impact the effectiveness of VeriFone’s internal controls and adversely affect its financial reporting processes;

•	assumption of unanticipated liabilities and the incurrence of unforeseen expenditures;

•	the loss of key employees of an acquired business; and

•	the possibility of VeriFone entering markets in which it has limited prior experience.

Future acquisitions and investments could also result in substantial cash expenditures, potentially dilutive issuances of VeriFone’s equity securities and incurrence of additional debt, contingent liabilities and amortization expenses related to other intangible assets, which could adversely affect its business, operating results, and financial condition. Moreover, VeriFone may not realize the anticipated benefits of any or all of its acquisitions, or may not realize them in the timeframe expected. VeriFone will depend on the retention and performance of existing management and employees of acquired businesses for the day-to-day management and future operating results of these businesses.

Both VeriFone and Hypercom are parties to a number of lawsuits and the combined company may be named in additional litigation. Such litigation is likely to require significant management time and attention and expenses and may result in unfavorable outcomes that could have a material adverse effect on the combined company’s business, financial condition and results of operations.

VeriFone and Hypercom are currently parties in several litigation proceedings. For example, in connection with the restatement of VeriFone’s historical interim financial statements for fiscal year 2007, a number of securities class action complaints were filed against VeriFone and certain of its officers, and purported derivative actions have also been filed against certain of its current and former directors and officers.

The amount of time and resources required to resolve these lawsuits is unpredictable, and defending the combined company is likely to divert management’s attention from the day-to-day operations of its business, which could adversely affect the combined company’s business, financial condition, and results of operations. In addition, an unfavorable outcome in such litigation or a decision by the combined company to settle such lawsuits to avoid the distraction and expense of continued litigation (even if the combined company deems the claims to be without merit) could have a material adverse effect on the combined company’s business, financial condition, and results of operations.

The combined company’s insurance may not be sufficient to cover the costs of defending these actions or paying any damages in the event of an unfavorable outcome. In addition, VeriFone may be obligated to indemnify (and advance legal expenses to) both current and former officers, employees and directors in connection with the securities class action and derivative action matters. VeriFone currently holds insurance policies for the benefit of its directors and officers, although its insurance coverage may not be sufficient in some or all of these matters. Furthermore, the combined company’s insurance carriers may seek to deny coverage in some or all of these matters, in which case the combined company may have to fund the indemnification amounts owed to such directors and officers itself.

VeriFone is subject to the risk of additional litigation and regulatory proceedings or actions in connection with the restatement of its financial statements. VeriFone has responded to inquiries and provided information and documents related to the restatement to the SEC, the U.S. Department of Justice, the New York Stock Exchange, and the Chicago Board Options Exchange. VeriFone was the subject of a Wells Notice from the SEC stating that the staff of the SEC’s Division of Enforcement (the “Staff”) intends to recommend that the SEC bring a civil injunctive action against it, alleging violations of the federal securities laws arising from the restatement. Although VeriFone settled this matter with the SEC in November 2009, additional regulatory inquiries may also be commenced by other U.S. federal, state or foreign regulatory agencies. In addition, VeriFone may in the future be subject to additional litigation or other proceedings or actions arising in relation to the restatement of its historical interim financial statements. Litigation and any potential regulatory proceeding or action may be time-consuming, expensive and distracting from the conduct of the combined company’s business. The adverse resolution of any specific lawsuit or any potential regulatory proceeding or action could have a material adverse effect on the combined company’s business, financial condition, and results of operations.

These litigation proceedings could result in substantial additional costs and expenses and adversely affect the combined company’s cash flows, and may adversely affect its business, financial condition, and results of operations. VeriFone has already incurred substantial expenses for legal, accounting, tax and other professional services in connection with the investigation by the audit committee of VeriFone’s board of directors, VeriFone’s internal review of its historical financial statements, the preparation of the restated financial statements, inquiries from government agencies, the related litigation, the amendments to its credit agreement as a result of its failure to timely file its Exchange Act reports with the SEC and other current litigation matters. VeriFone expects to continue to incur significant expenses in connection with these matters. Many members of VeriFone’s senior management team and its board of directors have been and will be required to devote a significant amount of time to the litigation related to the restatement. In addition, certain of these individuals are named defendants in the litigation related to the restatement. If the combined company’s senior management is unable to devote sufficient time in the future to developing and pursuing its strategic business initiatives and running ongoing business operations, there may be a material adverse effect on the combined company’s business, financial condition and results of operations.

In connection with the announced merger, several purported class action lawsuits have been filed in Arizona and Delaware state courts alleging variously, among other things, that the board of directors of Hypercom breached its fiduciary duties in not securing a higher price in the merger and that VeriFone, Hypercom, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. aided and abetted that alleged breach. The actions seek injunctive relief and unspecified damages.

VeriFone’s North American and international operations are not equally profitable, which may promote volatility in the combined company’s earnings and adversely impact future growth in its earnings.

VeriFone’s International sales of System Solutions have tended to carry lower average selling prices and therefore have lower gross margins than its sales in North America. As a result, if the combined company successfully executes plans to expand its international sales, any improvement in the combined company’s results of operations will likely not be as favorable as an expansion of similar magnitude in the United States and Canada. In addition, the combined company will be unable to predict for any future period its proportion of revenues that will result from International sales versus sales in North America. Variations in this proportion from period to period may lead to volatility in its results of operations which, in turn, may depress the trading price of VeriFone’s common stock.

Both VeriFone and Hypercom have experienced some fiscal quarters in which a significant percentage of the business for the quarter is executed towards the end of the fiscal quarter. This could negatively impact the combined company’s business and results of operations.

Revenues recognized in VeriFone’s and Hypercom’s fiscal quarters can be back-end loaded, meaning that during a particular fiscal quarter, the timing of orders could be such that a substantial portion of sales orders are received, product is shipped, and revenue is recognized towards the end of the fiscal quarter. The occurrence of such back-end loading could adversely affect the combined company’s business and results of operations due to a number of factors, including the following:

•

the manufacturing processes at third-party contract manufacturers could become concentrated in a shorter time period. This concentration of manufacturing could increase manufacturing costs, such as costs associated with the expediting of orders, and negatively impact gross margins. The risk of higher levels of obsolete or excess inventory write-offs would also increase if the combined company were to hold higher inventory levels to counteract this effect;

•

the higher concentration of orders may make it difficult to accurately forecast component requirements and, as a result, the combined company could experience a shortage of the components needed for production, possibly delaying shipments and causing lost orders;

•

if the combined company is unable to fill orders at the end of a quarter, shipments may be delayed. This could cause the combined company to fail to meet its revenue and operating profit expectations for a particular quarter and could increase the fluctuation of quarterly results if shipments are delayed from one fiscal quarter to the next or orders are cancelled by customers; and

•	in order to fulfill orders at the end of a quarter, the combined company may be forced to deliver its products using air freight which results in increased distribution costs.

The combined company will be exposed to credit risk with some of its customers and to credit exposures and currency controls in certain markets, which could result in material losses.

A significant portion of the combined company’s sales is expected to be on an open credit basis, with typical payment terms of up to 60 days in the United States and, because of local customs or conditions, longer in some international markets. In the past, there have been bankruptcies among VeriFone’s and Hypercom’s customer base. Although credit losses have not been material to date, future losses, if incurred, could harm the combined company’s business and have a materially adverse effect on its operating results and financial condition. Also, certain customers who are invoiced in U.S. dollars, such as those based in Venezuela, have experienced and may continue to experience difficulties in obtaining U.S. dollar currency due to local currency controls, and therefore may not be able to remit timely payment to the combined company. Additionally, to the degree that the recent turmoil in the credit markets continues to make it more difficult for some customers to obtain financing or access U.S. dollar currency, the combined company’s customers’ ability to pay could be adversely impacted, which in turn could have a material adverse impact on the combined company’s business, cash flows, operating results and financial condition.

Fluctuations in currency exchange rates may adversely affect the combined company’s results of operations.

A substantial portion of the combined company’s business is expected to consist of sales made to customers outside the United States. A portion of the net revenues the combined company receives from such sales will be denominated in currencies other than the U.S. dollar. Additionally, portions of the combined company’s cost of net revenues and its other operating expenses will be incurred by international operations and denominated in local currencies. Fluctuations in the value of these net revenues, costs and expenses as measured in U.S. dollars have historically affected VeriFone’s and Hypercom’s results of operations, and adverse currency exchange rate fluctuations may have a material impact in the future. Further, changes in exchange rates that strengthen the U.S. dollar could increase the price of the combined company’s products in the local currencies of the foreign markets it serves. This would result in making the combined company’s products relatively more expensive than products that are denominated in local currencies, leading to a reduction in sales and profitability in those foreign markets. In addition, the combined company’s balance sheet will include monetary assets and liabilities denominated in currencies other than the U.S. dollar, such as cash, intercompany balances, trade receivables and payables, and fluctuations in the exchange rates for these currencies could adversely affect the combined company’s results of operations. VeriFone has entered into foreign exchange forward contracts intended to hedge its balance sheet exposure to adverse fluctuations in exchange rates. VeriFone has also effectively priced its System Solutions in U.S. dollars in certain countries. Nevertheless, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of non-U.S. denominated assets and liabilities. Additionally, VeriFone’s efforts to effectively price products in U.S. dollars may have disadvantages, as they may affect demand for the combined company’s products if the local currency strengthens relative to the U.S. dollar. The combined company could also be adversely affected when the U.S. dollar strengthens relative to the local currency between the time of a sale and the time the combined company receives payment, which would be collected in the devalued local currency. Accordingly, if there is an adverse movement in one or more exchange rates, the combined company might suffer significant losses and its results of operations may otherwise be adversely affected. Uncertainty in the global market conditions has resulted in and may continue to cause significant volatility in foreign currency exchange rates which could increase these risks. As the combined company’s international operations expand, its exposure to these risks also increases. Additionally, hedging programs will expose the combined company to risks that could adversely affect its operating results, including the following:

•	the combined company may be unable to hedge currency risk for some transactions because of a high level of uncertainty or the inability to reasonably estimate its foreign exchange exposures; and

•

the combined company may be unable to acquire foreign exchange hedging instruments in some of the geographic areas where it does business, or, where these derivatives are available, the combined company may choose not to hedge because of the high cost of the derivatives.

The combined company will depend upon third parties to manufacture its systems and to supply the components necessary to manufacture its products.

VeriFone and Hypercom utilize a limited number of third parties to manufacture their hardware products pursuant to specifications and rely upon these contract manufacturers to produce and deliver products to their customers on a timely basis and at an acceptable cost. In the case of VeriFone, a majority of these third-party manufacturing activities are concentrated in China. Disruptions to the business or operations of these contract manufacturers, or to their ability to produce the products the combined company requires in accordance with its and its customers’ requirements, and particularly disruptions to the manufacturing operations in China, could significantly affect the combined company’s ability to fulfill customer demand on a timely basis which could materially harm the combined company’s revenues and results of operations. During the fiscal quarter ended January 31, 2010, VeriFone shifted additional manufacturing activity to its contract manufacturer’s facility in Israel, which will increase the combined company’s dependency on its third-party contract manufacturers and could exacerbate these risks.

Components such as application specific integrated circuits, or ASICs, microprocessors, wireless modules, modems and printer mechanisms that are necessary to manufacture and assemble the combined company’s systems will be sourced either directly by the combined company or on its behalf by its contract manufacturers from a variety of component suppliers selected by it. Certain of the components will be specifically customized for use in the combined company’s products and are expected to be obtained from sole source suppliers on a purchase order basis. In recent periods, VeriFone and Hypercom each have experienced a tightening in availability of certain semiconductor commodities that are necessary for the manufacture of their products. If the combined company’s suppliers are unable or unwilling to deliver the quantities that the combined company requires, the combined company would be faced with a shortage of critical components. VeriFone and Hypercom also experience from time to time an increase in the lead time for delivery of some of their key components. The combined company may not be able to find alternative sources in a timely manner if suppliers of its key components become unwilling or unable to provide it with adequate supplies of these key components when the combined company needs them or if they increase their prices. If the combined company is unable to obtain sufficient key required components, or to develop alternative sources if and as required in the future, or to replace its component and factory tooling for its products in a timely manner if they are damaged or destroyed, the combined company could experience delays or reductions in product shipments. This could harm the combined company’s relationships with its customers and cause its revenues to decline. Even if the combined company is able to secure alternative sources or replace its tooling in a timely manner, its costs could increase. Any of these events could adversely affect the combined company’s results of operations.

The government tax benefits that VeriFone’s subsidiaries have previously received or currently receive require them to meet several conditions and may be terminated or reduced in the future, which could require the combined company to pay increased taxes or refund tax benefits received in the past.

Israel

VeriFone’s principal subsidiary in Israel (formerly Lipman) previously received tax benefits under Israeli law for capital investments that are designated as “Approved Enterprises.” VeriFone received such tax benefits of approximately $0.4 million in 2009. Due to VeriFone’s restructuring and contract manufacturing arrangements entered into in fiscal 2010, VeriFone no longer meets the requirements necessary to maintain the tax benefit status in Israel. Effective as of November 1, 2009, VeriFone has been taxed at the full statutory rate in Israel and no future tax benefit has been recorded. VeriFone’s principal subsidiary in Israel has undistributed earnings of approximately $181 million, the vast majority of which are attributable to Lipman’s historic Approved Enterprise programs. As such, these earnings were not subject to Israeli statutory corporate tax at the time they were generated. Distribution or use of these funds outside Israel will subject VeriFone to payment of corporate and withholding taxes. For example, to the extent that these earnings are distributed to the United States in the future, VeriFone’s Israeli subsidiary will be required to pay corporate tax at the rate ordinarily applicable to such earnings, currently between 12.5% and 36.25%, which includes the withholding tax between the United States and Israel. VeriFone has accrued approximately $50 million for taxes associated with potential future distributions of VeriFone’s Israeli subsidiary’s approximately $181 million in earnings.

Singapore

VeriFone’s principal subsidiary in Singapore has received tax benefits under the Singapore Pioneer Tax Holiday provision. VeriFone received tax benefits of approximately $8.3 million in 2010 and $4.1 million in 2009. To maintain its eligibility for these benefits, VeriFone must meet certain agreed conditions, including maintaining agreed levels of Singapore employees and incurring and documenting total local business spend levels as agreed with the Singapore Economic Development Board. VeriFone recently renegotiated the terms and conditions of the Tax Holiday, including revision of certain of these conditions. Although VeriFone expects to be able to meet the terms and conditions to maintain its Tax Holiday, if VeriFone is not able to achieve or maintain the required conditions, VeriFone may lose its eligibility for such benefits which could result in its income in Singapore being taxed at the statutory rate of 17% instead of the agreed Pioneer Tax Holiday rate of 0%. A loss of all or part of these tax benefits would adversely affect the combined company’s results of operations and cash flows.

Changes in VeriFone’s effective tax rate could adversely affect results of operations.

VeriFone’s effective tax rate could be adversely affected by a number of factors, including shifts in the mix of pretax profits and losses by tax jurisdiction, VeriFone’s ability to use tax credits, changes in tax laws or related interpretations in the jurisdictions in which VeriFone operates, and tax assessments and related interest and penalties resulting from income tax audits. VeriFone is subject to ongoing tax audits in various jurisdictions. Although VeriFone regularly assesses the likely outcomes of such audits in order to determine the appropriateness of its tax provision, there can be no assurance that VeriFone will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on VeriFone’s net income or financial condition. VeriFone has not provided for U.S. federal and state income taxes or foreign withholding taxes that may result from future remittances of undistributed earnings of foreign subsidiaries. Recently, there have been proposals to reform U.S. tax rules including proposals which may result in a reduction or elimination of the deferral of U.S. income tax on VeriFone’s foreign earnings, in which case VeriFone’s effective tax rate could be adversely affected. Any of these changes could have an adverse effect on the combined company’s results of operations.

The combined company’s quarterly operating results may fluctuate significantly as a result of factors outside of its control, which could cause the market price of VeriFone’s common stock to decline.

VeriFone expects the combined company’s revenues and operating results to vary from quarter to quarter. As a consequence, its operating results in any single quarter may not meet the expectations of securities analysts and investors, which could cause the price of VeriFone’s common stock to decline. Factors that may affect the combined company’s operating results include:

•	the type, timing and size of orders and shipments;

•	demand for and acceptance of the combined company’s new product offerings;

•	customers’ willingness to maintain inventories and/or increased overall channel inventories held by customers in a particular quarter;

•	delays in the implementation and delivery of its products and services, which may impact the timing of the combined company’s recognition of revenues;

•	variations in product mix and cost during any period;

•	development of new relationships, penetration of new markets and maintenance and enhancement of existing relationships with customers and strategic partners;

•	component supply, manufacturing, or distribution difficulties;

•	deferral of customer contracts in anticipation of product or service enhancements;

•	timing of commencement, implementation, or completion of major implementation projects;

•	timing of governmental, statutory and industry association requirements;

•	the relative geographic mix of net revenues;

•	fluctuations in currency exchange rates;

•	the fixed nature of many of the combined company’s expenses; and

•	industry and economic conditions, including competitive pressures and inventory obsolescence.

In particular, differences in relative growth rates between the combined company’s businesses in North America and internationally may have a significant effect on its operating results, particularly its reported gross profit percentage, in any individual quarter, with international sales carrying lower margins.

In addition, the combined company may experience periodic variations in sales to its key vertical and international markets. These periodic variations would occur throughout the year and may lead to fluctuations in the combined company’s quarterly operating results depending on the impact of any given market during that quarter and could lead to volatility in VeriFone’s stock price.

The combined company may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write-downs and adversely affect the combined company’s financial condition.

The combined company expects to focus its efforts on providing customers with solutions that have high levels of functionality, which will require the combined company to develop and incorporate cutting edge and evolving technologies. This approach tends to increase the risk of obsolescence for products and components the combined company holds in inventory and may compound the difficulties posed by other factors that affect the combined company’s inventory levels, including the following:

•	the need to maintain significant inventory of components that are in limited supply;

•	buying components in bulk for the best pricing;

•	responding to the unpredictable demand for products;

•	cancellation of customer orders;

•	responding to customer requests for quick delivery schedules; and

•	timing of end-of-life decisions regarding products.

The accumulation of excess or obsolete inventory has in the past resulted in, and may in future periods result in, price reductions and inventory write-downs and scrap, which could adversely affect the combined company’s business, results of operations and financial condition. For example, for the fiscal year ended October 31, 2009, VeriFone incurred costs for obsolete inventory, scrap, and purchase commitments for excess components at contract manufacturers of $23.0 million due to changing demand VeriFone experienced in fiscal year 2009 as a result of the severe deterioration in the macroeconomic environment.

If the combined company does not accurately forecast customer demand and effectively manage its product mix and inventory levels, the combined company may lose sales from having too few or the wrong mix of products or incur costs associated with excess inventory.

If the combined company improperly forecasts demand for its products it could end up with too many products and be unable to sell the excess inventory in a timely manner, if at all, or, alternatively it could end up with too few products and not be able to satisfy demand. This problem is exacerbated because the combined company’s attempt to closely match inventory levels with product demand will leave limited margin for error, and VeriFone and Hypercom generally receive a significant volume of customer orders towards the end of each fiscal quarter which will leave the combined company little room to adjust inventory mix to match demand. Also, during the transition from an existing product to a new replacement product, the combined company must accurately predict the demand for the existing and the new product. The combined company’s inability to properly manage its inventory levels could cause it to incur increased expenses associated with writing off excessive or obsolete inventory, or lose sales, or have to ship products by air freight to meet immediate demand incurring incremental freight costs above sea freight costs, a preferred method, and suffering a corresponding decline in gross margins. If the combined company does not accurately predict demand, it could also incur increased expenses associated with binding commitments to certain third-party contract manufacturers which would negatively impact the combined company’s gross margins and operating results. During times of economic uncertainty, such as that of the current global economic environment, it becomes more difficult to accurately forecast demand and manage the combined company’s inventory levels. Deteriorating market conditions have in the past and can in future periods cause the combined company to incur additional costs associated with excess and obsolete inventory, scrap and excess inventory held by the combined company’s contract manufacturers.

The combined company may be subject to additional impairment charges due to potential declines in the fair value of its assets.

As a result of VeriFone’s acquisitions, particularly that of Lipman in November 2006, VeriFone has recorded significant goodwill and intangible assets on its balance sheet, and following the acquisition of Hypercom, VeriFone expects that these amounts will increase. VeriFone tests goodwill and intangible assets for impairment on a periodic basis as required, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The events or changes that could require VeriFone to test its goodwill and intangible assets for impairment include a reduction in VeriFone’s stock price and market capitalization and changes in VeriFone’s estimated future cash flows, as well as changes in rates of growth in VeriFone’s industry or in any of its reporting units. In the fourth fiscal quarter of 2008, VeriFone recorded an impairment charge of $289.1 million for goodwill and developed technology intangible assets due to lower revenue expectations in light of current operating performance and future operating expectations. During the first fiscal quarter of 2009, VeriFone concluded that the carrying amount of the North America and Asia reporting units exceeded their implied fair values and recorded an estimated impairment charge of $178.2 million. VeriFone finalized the goodwill evaluation process and recorded a $2.7 million reduction of impairment charge during the second quarter of fiscal year 2009. The final goodwill impairment charge was $175.5 million as of April 30, 2009. VeriFone has not recorded any further impairment charges since the fiscal quarter ended April 30, 2009.

VeriFone will continue to evaluate the carrying value of its remaining goodwill and intangible assets and if it determines in the future that there is a potential further impairment in any of its reporting units, it may be required to record additional charges to earnings which could materially adversely affect the combined company’s financial results and could also materially adversely affect its business. The process of evaluating the potential impairment of goodwill and intangible assets is subjective and requires significant judgment at many points during the analysis and includes estimates of future cash flows attributable to a reporting unit or asset over its estimated remaining useful life. Any changes in VeriFone’s estimates, such as its estimates of the future cash flows attributable to a reporting unit or asset, or a longer or more significant decline in its market capitalization or the macroeconomic environment, could require the combined company to record additional impairment charges which could materially adversely affect its financial results.

The combined company’s proprietary technology will be difficult to protect and unauthorized use of its proprietary technology by third parties may impair its ability to compete effectively.

The combined company may not be able to protect its proprietary technology, which could enable competitors to develop services that compete with its own. The combined company will rely on patent, copyright, trademark and trade secret laws, as well as confidentiality, licensing and other contractual arrangements, to establish and protect the proprietary aspects of its solutions. Institution of legal proceedings to enforce its intellectual property rights could be costly and divert the efforts and attention of its management and technical personnel from other business operations. In addition, there can be no assurance that such proceedings would be determined in its favor. The combined company is not expected to have patent protection for certain important aspects of its solutions. The laws of some countries in which the combined company will sell its solutions and services may not protect software and intellectual property rights to the same extent as the laws in the United States. If the combined company is unable to prevent misappropriation of its technology, competitors may be able to use and adapt its technology. The combined company’s failure to protect its technology could diminish its competitive advantage and cause it to lose customers to competitors.

The combined company’s business may suffer if it is sued for infringing the intellectual property rights of third parties, or if it is unable to obtain rights to third-party intellectual property on which it depends.

Third parties have in the past asserted and may in the future assert claims that VeriFone’s and Hypercom’s system solutions infringe their proprietary rights. Such infringement claims, even if meritless, may cause the combined company to incur significant costs in defending those claims. The combined company may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. Similarly, the combined company will depend on its ability to license intellectual property from third parties. These third parties may become unwilling to license to the combined company on acceptable terms intellectual property that is necessary to its business. The combined company may be unable to acquire licenses for other technology on reasonable commercial terms or at all. As a result, the combined company may find that it is unable to continue to offer the solutions and services upon which its business depends.

Both VeriFone and Hypercom have received, and have currently pending, third-party infringement claims and may receive additional notices of claims of infringement in the future. Infringement claims may cause the combined company to incur significant costs in defending such claims or to settle claims to avoid costly or protracted litigation, even if the combined company deems the claims to be without merit. For example, in March 2008, Cardsoft, Inc. and Cardsoft (Assignment for the Benefit of Creditors), LLC commenced an infringement action against both VeriFone and Hypercom, as well as other companies, for which a trial is set for November 2011. Infringement claims are expensive and time-consuming to defend, regardless of the merits or ultimate outcome. Similar claims may result in additional protracted and costly litigation. There can be no assurance that the combined company will prevail in any such actions or that any license required under any such patent or other intellectual property would be made available on commercially acceptable terms, if at all.

The combined company will face litigation and tax assessment risks that could force it to incur substantial defense costs and could result in damages awards against it that would negatively impact its business.

As described in VeriFone’s and Hypercom’s quarterly and annual reports filed with the SEC, there are a number of pending litigation and tax assessment matters faced by the companies, each of which may be time-consuming to resolve, expensive to defend, and disruptive to normal business operations. The outcome of litigation and tax assessments is inherently difficult to predict. An unfavorable resolution of any specific lawsuit or tax assessment could have a material adverse effect on the combined company’s business, results of operations and financial condition.

VeriFone has significant operations in Israel and therefore the combined company’s results of operations may be adversely affected by political or economic instability or military operations in or around Israel.

VeriFone has offices and personnel in Israel. In addition, a number of VeriFone’s products are manufactured by VeriFone’s contract manufacturer in facilities located in Israel and many of VeriFone’s suppliers are located in Israel. Therefore, political, economic, and military conditions in Israel directly affect the combined company’s operations. The future of peace efforts between Israel and its Arab neighbors remains uncertain. Any armed conflicts or further political instability in the region is likely to negatively affect business conditions and materially harm the combined company’s results of operations. Furthermore, several countries continue to restrict or ban business with Israel and Israeli companies. These restrictive laws and policies may seriously limit the combined company’s ability to make sales in those countries.

In addition, many employees in Israel are obligated to perform at least 30 days and up to 40 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. VeriFone’s operations in Israel could be disrupted by the absence for a significant period of one or more key employees or a significant number of other employees due to military service. Any disruption in VeriFone’s operations in Israel could materially adversely affect the combined company’s business.

In early 2010, VeriFone completed the transfer of the manufacture of its NURIT products from an in-house facility to a contract manufacturer with operations in Israel, which manufactures products and warehouses components and finished goods inventories. Disruption of the manufacturing process of VeriFone’s contract manufacturer or damage to its facility, whether as a result of fire, natural disaster, act of war, terrorist attack, or otherwise, could materially affect the combined company’s ability to deliver products on a timely basis and could materially adversely affect the combined company’s results of operations.

The combined company may not be able to attract, integrate, manage and retain qualified personnel.

The combined company’s success will depend to a significant degree upon the continued contributions of its key senior management, engineering, sales and marketing, and manufacturing personnel, many of whom would be difficult to replace. In addition, the combined company’s success will also depend on its ability to attract, integrate, manage, and retain highly skilled employees throughout its business. Competition for some of these personnel is intense, and in the past, VeriFone has had difficulty hiring employees in its desired timeframe, particularly qualified finance and accounting professionals. The combined company may be unsuccessful in attracting and retaining personnel. The loss of the services of any of the combined company’s key personnel, the inability to attract or retain qualified personnel in the future, or delays in hiring required personnel, particularly engineers and sales personnel, could make it difficult for the combined company to manage its business and meet key objectives, such as timely product introductions.

During the last several fiscal years, both VeriFone and Hypercom have implemented work force reduction plans reducing the number of employees and contractors in certain areas due to redundancies and shifting business needs. These reductions have also required both companies to reassign certain employee duties. Workforce reductions and job reassignments could negatively affect employee morale, and make it difficult to motivate and retain the combined company’s remaining employees and contractors, which would affect the combined company’s ability to deliver its products in a timely fashion and otherwise negatively affect its business.

Shipments of electronic payment systems may be delayed by factors outside of the combined company’s control, which could harm its reputation and its relationships with its customers.

The shipment of payment systems will require the combined company or its manufacturers, distributors, or other agents to obtain customs or other government certifications and approvals, and, on occasion, to submit to physical inspection of systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of the combined company’s solutions to its direct or indirect customers. Because the combined company will depend upon third-party carriers for the timely delivery of its products, the combined company may face delays in delivery due to reasons outside its control. Delays and unreliable delivery by the combined company may harm its reputation in the industry and its relationships with its customers.

Force majeure events, such as terrorist attacks, other acts of violence or war and political instability may adversely affect the combined company.

Terrorist attacks, war and international political instability may disrupt the combined company’s ability to generate revenues. Such events may negatively affect the combined company’s ability to maintain sales revenues and to develop new business relationships. Because it is expected that a substantial and growing part of the combined company’s revenues will be derived from sales and services to customers outside of the United States and VeriFone and Hypercom have their electronic payment systems manufactured outside the United States, terrorist attacks, war and international political instability anywhere may decrease international demand for the combined company’s products and inhibit customer development opportunities abroad, disrupt the combined company’s supply chain and impair its ability to deliver its electronic payment systems, which could materially adversely affect the combined company’s net revenues or results of operations. Any of these events may also disrupt global financial markets and precipitate a decline in the price of VeriFone’s common stock.

Natural or man-made disasters, business interruptions and health epidemics could delay the combined company’s ability to receive or ship its products, or otherwise disrupt its business.

The combined company’s worldwide operations could be subject to earthquakes, power shortages, telecommunications failures, water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions, health epidemics and other natural or man-made disasters or business interruptions. The occurrence of any of these business disruptions could seriously harm the combined company’s revenue and financial condition and increase its costs and expenses. If the combined company’s manufacturers’ or warehousing facilities are damaged or destroyed, the combined company would be unable to distribute its products on a timely basis, which could harm its business. VeriFone’s corporate headquarters, and a portion of its research and development activities, are located in California, and other critical business operations and some of its suppliers are located in California and Asia, near major earthquake faults. Certain key servers and information systems are located in Florida, which has in the past experienced major hurricanes and similar extreme weather. Although VeriFone’s office facilities have not been impacted by the flooding, power outages or other effects of such storm systems, any disruption of VeriFone’s Florida operations could materially affect the combined company’s operations and harm its business. Moreover, if the combined company’s computer information systems or communication systems, or those of its vendors or customers, are subject to hacker attacks or other disruptions, the combined company’s business could suffer. VeriFone has not established a comprehensive disaster recovery plan. The combined company’s back-up operations may be inadequate and its business interruption insurance may not be enough to compensate it for any losses that may occur. A significant business interruption could result in losses or damages and harm the combined company’s business since much of VeriFone’s order fulfillment process is automated and the order information is stored on VeriFone’s servers. If its computer systems and servers go down even for a short period at the end of a fiscal quarter, VeriFone’s ability to recognize revenue would be delayed until it is again able to process and ship its orders, which could harm the combined company’s revenues for that quarter and cause VeriFone’s stock price to decline significantly.

VeriFone and Hypercom are exposed to potential risks associated with environmental laws and regulations.

VeriFone and Hypercom are subject to other legal and regulatory requirements, including a European Union directive that places restrictions on the use of hazardous substances (RoHS) in electronic equipment, a European Union directive on Waste Electrical and Electronic Equipment (WEEE), and the environmental regulations promulgated by China’s Ministry of Information Industry (China RoHS). RoHS sets a framework for producers’ obligations in relation to manufacturing (including the amounts of named hazardous substances contained in products sold) and WEEE sets a framework for treatment, labeling, recovery, and recycling of electronic products in the European Union, which may require the combined company to alter the manufacturing of the physical devices that include its solutions and/or require active steps to promote recycling of materials and components. In addition, similar legislation could be enacted in other jurisdictions, including in the United States. Many states in the United States have enacted state-level programs and requirements for recycling of certain electronic goods. In addition, climate change legislation in the United States is a significant topic of discussion and may generate federal or other regulatory responses in the near future. If the combined company does not comply with environmental law and regulations, it may suffer a loss of revenue, be unable to sell in certain markets or countries, be subject to penalties and enforced fees, and/or suffer a competitive disadvantage. Furthermore, the costs to comply with RoHS, WEEE and China RoHS, or with current and future environmental and worker health and safety laws, may have a material adverse effect on the combined company’s business, results of operations and financial condition.

Risks Related to the Combined Company’s Industry

The combined company’s markets are highly competitive and subject to price erosion.

The markets for the combined company’s system solutions and services will be highly competitive, and VeriFone and Hypercom have been subject to price pressures. Competition from manufacturers, distributors, or providers of products similar to or competitive with the combined company’s system solutions or services could result in price reductions, reduced margins, and a loss of market share or could render its solutions obsolete. For example, First Data Corporation, a leading provider of payments processing services, and VeriFone’s largest customer, has developed and continues to develop a series of proprietary electronic payment systems for the U.S. market.

The combined company expects to continue to experience significant and increasing levels of competition in the future. The combined company will compete with suppliers of cash registers that provide built-in electronic payment capabilities and producers of software that facilitates electronic payment over the internet, as well as other manufacturers or distributors of electronic payment systems. The combined company will also compete with smaller companies that have been able to develop strong local or regional customer bases. In certain foreign countries, some competitors are more established, benefit from greater name recognition and have greater resources within those countries than the combined company will. Further, in certain international markets, such as Brazil, the combined company may face competition from refurbished units which could result in reduced demand and pricing pressures.

The combined company must adhere to industry and government regulations and standards and therefore sales will suffer if the combined company cannot comply with them.

The combined company’s system solutions must meet industry standards imposed by payment systems standards setting organizations such as EMVCo LLC, credit card associations such as Visa, MasterCard, and other credit card associations and standard-setting organizations such as PCI SSC, Intermec and the UK Cards Association. New standards are continually being adopted or proposed as a result of worldwide anti-fraud initiatives, the increasing need for system compatibility and technology developments such as wireless and wireline IP communication. The combined company’s solutions will also have to comply with government regulations, including those imposed by telecommunications authorities and independent standards groups worldwide, regarding emissions, radiation, and connections with telecommunications and radio networks. VeriFone cannot be sure that the combined company will be able to design its solutions to comply with future standards or regulations on a timely basis, if at all. Compliance with these standards could increase the cost of developing or producing the combined company’s solutions. New products designed to meet any new standards need to be introduced to the market and ordinarily need to be certified by the credit card associations and the combined company’s customers before being purchased. The certification process is costly and time-consuming and increases the amount of time it will take to sell the combined company’s products. Moreover, certain uses of the combined company’s products may subject it to additional regulations and licensing requirements. For example, use of VeriFone’s products in taxis requires additional licensing and may subject VeriFone to certain taxi business regulations.

The combined company’s business, revenues and financial condition could be adversely affected if it cannot comply with new or existing industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of the combined company’s products. Selling products that are non-compliant may result in fines against the combined company or its customers, which the combined company may be liable to pay. In addition, even if the combined company’s products are designed to be compliant, compliance with certain security standards is determined based on the merchant’s or service provider’s network environment in which the combined company’s systems are installed and, therefore, is dependent upon a number of additional factors, such as proper installation of the components of the environment including the combined company’s systems, compliance of software and system components provided by other vendors, implementation of compliant security processes and business practices and adherence to such processes and practices. The combined company’s business and financial condition could be adversely affected if the combined company does not comply with new or existing industry standards, or obtain or retain necessary regulatory approval or certifications in a timely fashion, or if compliance results in increasing the cost of the combined company’s products.

If the combined company does not continually enhance its existing solutions and develop and market new solutions and enhancements, its net revenues and income will be adversely affected.

The market for electronic payment systems is characterized by:

•	rapid technological change;

•	frequent product introductions and enhancements;

•	evolving industry and government performance and security standards; and

•	changes in customer and end-user preferences or requirements.

Because of these factors, the combined company must continually enhance its solutions and develop and market new solutions. These efforts will require significant investment in research and development as well as increased costs of manufacturing and distributing the combined company’s system solutions, and the combined company may not necessarily be able to increase or maintain prices to account for these costs.

VeriFone cannot be sure that the combined company will successfully complete the development and introduction of new solutions or enhancements or that its new solutions will be accepted in the marketplace. The combined company may also fail to develop and deploy new solutions and enhancements on a timely basis. In either case, the combined company may lose market share to its competitors, and its net revenues and results of operations could suffer.

Risks Related to VeriFone’s Capital Structure

VeriFone, Inc.’s secured credit facility contains restrictive and financial covenants and, if VeriFone, Inc. is unable to comply with these covenants, it will be in default. A default could result in the acceleration of VeriFone’s outstanding indebtedness, which would have an adverse effect on the combined company’s business and stock price.

On October 31, 2006, VeriFone Systems, Inc.’s principal subsidiary, VeriFone, Inc., entered into a secured credit agreement consisting of a Term B Loan facility of $500.0 million and a revolving credit facility permitting borrowings of up to $40.0 million (the “Credit Facility”). The proceeds from the Term B loan were used to repay all outstanding amounts relating to an existing senior secured credit agreement, pay certain transaction costs, and partially fund the cash consideration in connection with the acquisition of Lipman Electronic Engineering Ltd. on November 1, 2006. Through October 31, 2010, VeriFone, Inc. had repaid an aggregate of $278.7 million, leaving a Term B Loan balance of $221.3 million at October 31, 2010.

The Credit Facility contains customary covenants that require VeriFone, Inc.’s subsidiaries to maintain certain specified financial ratios and restrict their ability to make certain distributions with respect to their capital stock, prepay other debt, encumber their assets, incur additional indebtedness, make capital expenditures above specified levels, engage in certain business combinations, or undertake various other corporate activities. Therefore, as a practical matter, these covenants restrict VeriFone’s ability to engage in or benefit from such activities. In addition, VeriFone, Inc. has, in order to secure repayment of its Credit Facility, pledged substantially all of its assets and properties. This pledge may reduce VeriFone’s operating flexibility because it restricts VeriFone’s ability to dispose of these assets or engage in other transactions that may be beneficial to VeriFone.

If VeriFone, Inc. is unable to comply with the covenants in the Credit Facility, it will be in default, which could result in the acceleration of VeriFone’s outstanding indebtedness. In addition, if VeriFone, Inc.’s leverage exceeds a certain level set out in its Credit Facility, a portion of its excess cash flows must be used to pay down its outstanding debt. If acceleration occurs, VeriFone may not be able to repay its debt and it may not be able to borrow sufficient additional funds to refinance its debt. The U.S. credit markets have contracted significantly and as a result, VeriFone, Inc. may not be able to obtain additional financing on acceptable terms, or at all. If VeriFone, Inc. were to default in performance under the Credit Facility, it may pursue an amendment or waiver of the Credit Facility with its existing lenders, but there can be no assurance that the lenders would grant such an amendment or waiver and, in light of current credit market conditions, any such amendment or waiver requested is likely to be on terms, including additional fees, as well as increased interest rates and other more stringent terms and conditions, that would be materially disadvantageous to VeriFone, Inc. For example, as a result of the delay in VeriFone’s financial reports for the 2007 fiscal year and the first two fiscal quarters of 2008, VeriFone, Inc. was required to obtain amendments to the Credit Facility that resulted in an increase in the interest rate payable on its term loan and revolving commitments, as well as increases in the commitment fee for unused revolving commitments and letter of credit fees. VeriFone, Inc. also paid the consenting lenders amendment fees in connection with the amendments. VeriFone expects that in light of recent market conditions any lender’s fees or other terms and conditions for a covenant waiver or amendment would be substantially more costly to VeriFone, Inc. today than the cost it incurred for credit agreement amendments in 2008.

The conditions of the U.S. and international capital markets may adversely affect VeriFone, Inc.’s ability to draw on the Credit Facility as well as have an adverse effect on other financial transactions.

Lehman Commercial Paper, Inc. (“Lehman CP”) was a lender under the Credit Facility with a commitment of $15 million out of the $40 million facility. As a result of Lehman CP’s filing of a voluntary Chapter 11 bankruptcy petition in October 2008, VeriFone, Inc. reduced the revolving credit facility by Lehman CP’s commitment.

In addition, the filing by Lehman Brothers of a voluntary Chapter 11 bankruptcy petition in September 2008 constituted an “event of default” under the note hedge transaction with Lehman Derivatives (which has also filed a voluntary Chapter 11 bankruptcy petition) and the related guaranty by Lehman Brothers, giving VeriFone the immediate right to terminate the note hedge transaction and entitling it to claim reimbursement for the loss incurred in terminating and closing out the transaction. To date, VeriFone has not recovered any amounts or reimbursement related to the note hedge transactions with Lehman Derivatives and there can be no assurance VeriFone will ever receive any amounts, reimbursement or recovery related to the obligations of Lehman Derivatives and Lehman Brothers with respect to this note hedge transaction. Lehman Derivatives and Lehman Brothers’ ability to perform their obligations under the note hedge transactions is unclear. Because VeriFone has not replaced this hedge transaction, VeriFone is subject to potential dilution on the portion of its convertible notes that is intended to be covered by the hedge transaction with Lehman Derivatives upon conversion if, on the date of conversion, the per share market price of VeriFone’s common stock exceeds the conversion price of approximately $44.02 per share. Further, if VeriFone decided to replace the hedge it could incur significant costs to do so.

If other financial institutions that have extended credit commitments to VeriFone or have entered into hedge, insurance or similar transactions with VeriFone are adversely affected by the conditions of the U.S. and international capital markets, they may become unable to fund borrowings under their credit commitments to VeriFone or otherwise fulfill their obligations under the relevant transactions, which could have a material and adverse impact on the combined company’s financial condition and its ability to borrow additional funds, if needed, for working capital, capital expenditures, acquisitions and other corporate purposes.

VeriFone, Inc.’s indebtedness and debt service obligations under the Credit Facility may adversely affect the combined company’s cash flow, cash position, and stock price.

Principal payments on VeriFone, Inc.’s Term B Loan are due in quarterly installments of $1.25 million over the term of the loan with the remaining principal balance due October 31, 2013. VeriFone, Inc. intends to fulfill its debt service obligations under the Credit Facility from existing cash, investments and operations. A substantial portion of VeriFone, Inc’s cash balances and cash generated from operations are held by its foreign subsidiaries. If VeriFone, Inc. decides to distribute or use such cash and cash equivalents outside those foreign jurisdictions, including a distribution to the United States, it may be subject to additional taxes or costs. In the future, if VeriFone, Inc. is unable to generate or raise additional cash sufficient to meet its debt service obligations and needs to use more of its existing cash than planned or to liquidate investments in order to fund these obligations, VeriFone may have to delay or curtail the development and/or the sales and marketing of new payment systems. The Term B Loan bears interest at 2.75% over the applicable LIBOR rate. As a result of the recent global recession and downturn in financial markets, LIBOR has declined significantly, which has resulted in a lower effective interest rate on the Term B Loan. LIBOR fluctuates based on economic and market factors that are beyond VeriFone’s control. Any significant increase in LIBOR would result in a significant increase in interest expense on the Term B Loan, which could negatively impact the combined company’s net income and cash flows.

VeriFone, Inc.’s indebtedness could have significant additional negative consequences, including, without limitation:

•

requiring the dedication of a significant portion of the combined company’s expected cash flow to service the indebtedness, thereby reducing the amount of expected cash flow available for other purposes, including capital expenditures;

•	increasing the combined company’s vulnerability to general adverse economic conditions;

•	limiting the combined company’s ability to obtain additional financing; and

•	placing the combined company at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

Additionally, if the combined company is required to refinance or raise additional cash to settle its existing indebtedness on or prior to its maturity, its ability to successfully achieve such objective will be dependent on a number of factors, including but not limited to its business outlook, projected financial performance, general availability of corporate credit and market demand for its securities offerings. VeriFone believes that in the event additional funding is required, the combined company will be able to access the capital markets on terms and in amounts adequate to meet its objectives. However, given the possibility of changes in market conditions or other occurrences, VeriFone cannot assure that such funding will be available on terms favorable to the combined company or at all.

Some provisions of VeriFone’s certificate of incorporation and bylaws may delay or prevent transactions that many stockholders may favor.

Some provisions of VeriFone’s certificate of incorporation and bylaws may have the effect of delaying, discouraging or preventing a merger or acquisition that VeriFone’s stockholders may consider favorable, including transactions in which stockholders might receive a premium for their shares. These provisions include:

•	authorization of the issuance of “blank check” preferred stock without the need for action by stockholders;

•	the amendment of its organizational documents only by the affirmative vote of the holders of two-thirds of the shares of its capital stock entitled to vote;

•	provision that any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of the directors then in office;

•	inability of stockholders to call special meetings of stockholders, although stockholders are permitted to act by written consent; and

•	advance notice requirements for board nominations and proposing matters to be acted on by stockholders at stockholder meetings.

Cautionary Statement Concerning Forward-Looking Statements

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or the future financial performance of VeriFone, Hypercom or the combined company. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” the negative of such terms, or comparable terminology.

Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks discussed under the caption entitled “Risk Factors” on page 26 and the other cautionary statements made in this proxy statement/prospectus. These factors may cause VeriFone’s, Hypercom’s and the combined company’s actual results to differ materially from any forward-looking statement.

Although VeriFone and Hypercom believe that the expectations reflected in the forward-looking statements are reasonable, VeriFone and Hypercom cannot guarantee future results, events, levels of activity, performance, or achievements. Moreover, none of VeriFone, Hypercom or any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.

These statements relate to future events or the future financial performance of VeriFone, Hypercom or the combined company, and involve known and unknown risks, uncertainties, and other factors that may cause actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under the caption entitled “Risk Factors” on page 26, and elsewhere in this proxy statement/prospectus. VeriFone and Hypercom are under no duty to update any of the forward-looking statements after the date of this proxy statement/prospectus to conform such statements to actual results or to changes in expectations.

Information about the Special Meeting

General; Date; Time and Place

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by Hypercom’s board of directors for use at the special meeting. The meeting will be held at 9:00, a.m. Arizona time on Thursday, February 24, 2011, at 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260, unless it is postponed or adjourned.

Purpose of the Special Meeting

At the special meeting, Hypercom stockholders of record will be asked to approve and adopt the merger agreement and approve the merger.

Holders of record of Hypercom common stock also will consider any other business that may properly come before the special meeting of stockholders or any adjournment or postponement of the special meeting of stockholders. Hypercom currently does not contemplate that any other matters will be considered at the special meeting.

Record Date; Voting Power

The proxy statement/prospectus and the accompanying proxy card are being mailed beginning on or about                     , 2011, to holders of record of Hypercom’s common stock at the close of business on December 28, 2010. Each share of Hypercom common stock entitles the registered holder thereof to one vote. As of December 28, 2010, there were 56,055,993 shares of Hypercom common stock outstanding, including restricted stock. As of December 28, 2010, approximately 1.47% of the outstanding shares of Hypercom common stock, including restricted stock and excluding stock options, were held by directors and executive officers of Hypercom and their respective affiliates.

You are entitled to vote if you are a holder of record of Hypercom common stock as of the close of business on December 28, 2010. Your shares may be voted at the meeting only if you are present or represented by a valid proxy.

Recommendation of the Board of Directors of Hypercom Concerning the Merger

After careful consideration, the board of directors of Hypercom determined that the merger is fair to and in the best interests of Hypercom and its stockholders and approved the merger agreement, the merger and all of the transactions contemplated by the merger agreement. Accordingly, the board of directors of Hypercom recommends that you vote FOR the proposal to approve and adopt the merger agreement and approve the merger. For a discussion of the merger and the merger agreement, see “The Merger” beginning on page 59 and “The Merger Agreement” beginning on page 83.

Method of Voting; Record Date; Stock Entitled to Vote; Quorum

Hypercom stockholders are being asked to vote both shares held directly in their name as stockholders of record and any shares they hold in “street name” as beneficial owners. Shares held in street name are shares held in a stock brokerage account or shares held by a bank or other nominee.

The method of voting differs for shares held as a record holder and shares held in street name. Record holders will receive proxy cards. Holders of shares in street name will receive voting instruction cards in order to instruct their brokers or nominees how to vote.

Proxy cards and voting instruction cards are being solicited on behalf of the board of directors of Hypercom from Hypercom stockholders in favor of the proposal to approve and adopt the merger agreement and approve the merger. In addition, Hypercom has retained Innisfree M&A Incorporated of 501 Madison Avenue, 20th Floor, New York, New York 10022, to assist in the solicitation of proxies for a fee of approximately $30,000, including disbursements based on out-of-pocket expenses, telecommunicators, directory assistance and related telephone expenses.

Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, stockholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held. Stockholders of record whose shares are registered in more than one name will receive more than one proxy card. Hypercom stockholders should complete, sign, date and return each proxy card and voting instruction card they receive.

Only stockholders of record of Hypercom at the close of business on December 28, 2010, the record date for the special meeting of stockholders, are entitled to receive notice of, and have the right to vote at, the special meeting of stockholders. Stockholders of record of Hypercom on the record date are entitled to one vote per share of Hypercom common stock on the proposal to approve and adopt the merger agreement and approve the merger.

In accordance with Hypercom’s corporate bylaws, stockholders who represent a majority of the shares of Hypercom entitled to vote must be present in person or represented by proxy in order to constitute a quorum to conduct business at a meeting of stockholders.

Abstentions and broker “non-votes” count as present for establishing a quorum. A broker “non-vote” occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by Hypercom in its treasury do not count toward establishing a quorum.

Adjournment and Postponement

Hypercom stockholders may be asked to vote upon a proposal to adjourn or postpone the special meeting.

Required Vote

Adoption of the merger agreement and approval of the merger will require the affirmative vote of the holders of a majority of the outstanding shares of Hypercom common stock entitled to vote at the special meeting. A proxy card of a record stockholder that is signed and returned that does not indicate a vote “for” or “against” a proposal will be counted as a vote FOR that proposal.

A broker or nominee who holds shares for customers, who are the beneficial owners of those shares, are prohibited from giving a proxy to vote those customers’ shares with respect to the proposals to be voted on at the special meeting of stockholders without instructions from the customer. Shares held by a broker or nominee that are not voted because the customer has not provided instructions to the broker or nominee will have the same effect as a vote “against” the approval and adoption of the merger agreement and approval of the merger.

Share Ownership of Hypercom Directors and Executive Officers

As of December 28, 2010, directors and executive officers of Hypercom and their affiliates held and were entitled to vote 1.47% of Hypercom common stock, including restricted stock and excluding stock options, outstanding on that date.

How to Vote

Submitting Proxies or Voting Instructions

Hypercom stockholders of record may vote their shares by attending the special meeting of stockholders and voting their shares in person at the special meeting of stockholders or by completing their proxy cards and signing, dating and mailing them in the enclosed self-addressed envelopes. If a proxy card is signed by a stockholder of record of Hypercom and returned without voting instructions, the shares represented by the proxy will be voted FOR the proposal to approve and adopt the merger agreement and approve the merger and FOR the adjournment of the special meeting, if necessary, for any purpose, including to solicit additional proxies in favor of the approval and adoption of the merger agreement and approval of the merger and in the discretion of the proxy holders, on any other business that may properly come before the special meeting of stockholders or any adjournment or postponement of the special meeting. Hypercom stockholders may also vote their shares by telephone or on the Internet, no later than 11:59 p.m., Eastern time, on February 23, 2011 in order for their shares to be voted at the special meeting, unless they attend and vote at the special meeting.

Hypercom stockholders whose shares are held in the name of a broker or nominee must either direct the record holder of their shares as to how to vote their shares of Hypercom common stock or obtain a proxy from the record holder to vote at the special meeting of stockholders. Beneficial holders of Hypercom common stock should check the voting instruction cards used by their brokers or nominees to see if they may vote by using the telephone or the Internet.

Revoking Proxies or Voting Instructions

Hypercom stockholders of record may revoke their proxies at any time prior to the time their proxies are voted at the special meeting of stockholders. Proxies may be revoked by written notice to the corporate secretary of Hypercom, by a later-dated proxy signed and returned by mail, or by attending the special meeting of stockholders and voting in person.

Hypercom stockholders whose shares are held in the name of a broker or nominee may change their votes by submitting new voting instructions to their brokers or nominees. Those Hypercom stockholders may not vote their shares in person at the special meeting of stockholders unless they obtain a signed proxy from the record holder giving them the right to vote those shares.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Hypercom may solicit proxies for the special meeting from Hypercom stockholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Also, Hypercom has retained Innisfree M&A Incorporated of 501 Madison Avenue, 20th Floor, New York, New York 10022, to assist in the solicitation of proxies for a fee of approximately $30,000, including disbursements based on out-of-pocket expenses, telecommunicators, directory assistance and related telephone expenses.

Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Hypercom common stock held of record by those persons, and Hypercom will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

Please do not send in any Hypercom share certificates with your proxy cards or voting instruction cards.

To Attend the Special Meeting

Only Hypercom stockholders, including joint holders, who hold shares of record as of the close of business on December 28, 2010 and other persons holding valid proxies for the special meeting of stockholders are entitled to attend the special meeting of stockholders. All stockholders and their proxies should be prepared to present photo identification. In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the meeting. Hypercom stockholders who are not record holders but hold shares through a broker or nominee (i.e., in “street name”) should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement or similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the special meeting of stockholders.

Contact for Questions and Assistance in Voting

Any Hypercom stockholder who has a question about the merger or how to vote or revoke a proxy should contact:

Hypercom Corporation

8888 East Raintree Drive, Suite 300

Attention: Investor Relations

Scottsdale, Arizona, 85260

stsujita@hypercom.com

Telephone: (480) 642-5000

Any Hypercom stockholder who needs additional copies of this proxy statement/prospectus or voting materials should contact Investor Relations as described above.

Any Hypercom stockholder who has a question about the merger or how to vote or revoke a proxy or who needs additional copies of this proxy statement/prospectus or voting should contact Hypercom’s information agent and proxy solicitor for the merger, at the following address and telephone numbers:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(888) 750-5834 (toll-free)

Banks & Brokers Call Collect:

(212) 750-5833

Other Matters

Hypercom is not aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting or any adjournment or postponement of the special meeting, the persons named as proxy holders will each have discretion to act on those matters, or to adjourn or postpone the special meeting.

The Companies

VeriFone

VeriFone is a global leader in secure electronic payment solutions. VeriFone provides expertise, solutions, and services that add value to the point of sale with merchant-operated, consumer-facing, and self-service payment systems for the financial, retail, hospitality, petroleum, transportation, government, and healthcare vertical markets. Since 1981, VeriFone has designed and marketed system solutions that facilitate the long-term shift toward electronic payment transactions and away from cash and checks. VeriFone’s net revenues were $1,001.5 million in the year ended October 31, 2010. VeriFone’s principal executive offices are located at 2099 Gateway Place, Suite 600, San Jose, California 95110, and its telephone number is (408) 232-7800.

Additional information concerning VeriFone is included in VeriFone’s reports filed under the Exchange Act that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 117.

Hypercom

Hypercom Corporation is one of the largest global providers of complete electronic payment and transaction solutions and value-added services at the point of transaction. Hypercom’s customers include domestic and international financial institutions, electronic payment processors, transaction network operators, retailers, system integrators, independent sales organizations and distributors. Hypercom also sells its products to companies in the hospitality, transportation, healthcare, prepaid card and restaurant industries. Hypercom products enable its customers to accept a wide range of payments and other transactions, including credit cards, signature and PIN (Personal Identification Number) based debit cards, contactless identification and near field communications, stored-value cards, and electronic benefits transfer. Hypercom delivers convenience and value to businesses that depend on reliable, secure, high-speed and high-volume electronic transactions. Hypercom’s principal executive offices are located at 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260 and its telephone number is (480) 642-5000.

Additional information concerning Hypercom is included in Hypercom’s reports filed under the Exchange Act that are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 117.

The Merger

General

If the merger agreement is adopted by the holders of a majority of all the issued and outstanding shares of Hypercom common stock at the special meeting, and the other conditions to closing are satisfied or waived, Honey Acquisition Co., a direct, wholly owned subsidiary of VeriFone, will be merged with and into Hypercom. Hypercom will be the surviving corporation and will become a direct, wholly owned subsidiary of VeriFone.

Merger Consideration

At the effective time and as a result of the merger, Hypercom stockholders will receive, for each share of common stock, par value $0.001 per share, of Hypercom issued and outstanding immediately prior to the effective time of the merger 0.23 shares of VeriFone common stock.

Based on the number of shares outstanding as of the record date, VeriFone currently estimates that the total number of shares of VeriFone common stock to be issued at the closing of the merger will be 12,892,878 shares. Assuming the exercise of all Hypercom options and warrants outstanding as of the record date, VeriFone would issue an additional 3,454,101 shares of VeriFone common stock in the merger.

Hypercom stockholders will not receive fractional shares of VeriFone common stock. Instead, they will receive the cash value, without interest, of any fractional share of VeriFone common stock that they might otherwise have been entitled to receive, determined by the per share closing price of VeriFone common stock as reported on the New York Stock Exchange composite transactions reporting system on the last trading day prior to the closing date of the merger.

Schedule of Important Dates

The following schedule shows important dates and events in connection with the special meeting.

Dates	Events
December 28, 2010	Record date for special meeting
February 24, 2011	Special meeting

The merger is expected to close in the second half of 2011. We cannot predict the exact timing because the merger remains subject to governmental and regulatory approvals and other conditions.

Background of the Merger

VeriFone and Hypercom regularly consider a variety of strategic transactions as part of their ongoing evaluation of their respective businesses. VeriFone and Hypercom have been familiar with each other’s businesses for several years and from time to time have discussed potential strategic alliances. Over the years, these contacts have been initiated by both parties.

During the second quarter of 2009, Hypercom’s board of directors became concerned with Hypercom’s cash balance and global economic and market conditions and their potential impact on Hypercom’s operations. The board requested an evaluation of Hypercom’s strategic alternatives and, based on this evaluation, elected to solicit interest from three companies that participate in the same or a similar sector, including VeriFone, to discuss whether a combination or other strategic alliance might be appropriate.

On June 10, 2009, VeriFone sent Hypercom a letter setting forth proposed terms for combining the two companies. The proposal contemplated that Hypercom stockholders would receive a 40% premium to the average closing price of Hypercom’s stock price for each of the 30 consecutive trading days ending five trading days prior to the signing of a definitive transaction agreement, which at the time corresponded to a value of $1.73 per share. The letter indicated that VeriFone was open to allowing the Hypercom stockholders to elect to receive the merger consideration in the form of stock, cash or a combination of both.

On June 12, 2009, Messrs. Daniel Diethelm, Johann Dreyer, Ian Marsh and Phillip Riese, the independent directors of the Hypercom board, held a meeting to evaluate VeriFone’s proposal and compare it to the expected stockholder value that Hypercom could deliver as a stand-alone company, or as a company in combination with other participants in the market. The independent directors’ discussions focused on Hypercom’s improving financial and operational results since initial cash concerns were raised and the resulting expectations for Hypercom’s performance as a stand-alone company, the potential availability and value of combinations with other partners, and the potential value of the proposal by VeriFone. The independent directors instructed Hypercom’s management to advise VeriFone that it would respond to its indication of interest in due course following further evaluation.

The full board of directors of Hypercom held a meeting on June 18, 2009. Also present at the meeting were UBS, which was engaged as Hypercom’s financial advisor as of June 15, 2009, and Hypercom’s legal advisor, DLA. The board discussed the proposal received from VeriFone, as well as one written and one oral non-binding proposal submitted by the two other industry participants, UBS’s preliminary analysis of such proposals, and (with the assistance of counsel) their fiduciary responsibilities in light of the proposals. Taking into account UBS’s preliminary analysis and a financial update by management, the board determined that VeriFone’s proposal and the other proposals were inadequate and directed UBS to conduct further analysis, including regarding the synergies that could be achieved in a combination.

During this period, Hypercom and VeriFone negotiated the terms of a confidentiality agreement and, on June 25, 2009, executed an agreement which provided for the exchange of confidential information and the use of such information only for the purpose of evaluating a negotiated transaction. The confidentiality agreement also included limits on each party’s ability to solicit certain key employees of the other party, and a standstill provision which prohibited VeriFone, without the consent of Hypercom’s board of directors, from acquiring common stock of Hypercom; effecting a tender or exchange offer, merger or other business combination; or soliciting proxies or consents to vote any securities of Hypercom. The standstill and employee solicitation provisions expired June 25, 2010 and the remaining terms generally remain in effect until June 25, 2011 (with the merger agreement providing for a further extension of those remaining terms until June 25, 2012). Hypercom also entered into confidentiality agreements with the other two parties around this time period.

On June 30, 2009, the Hypercom board of directors held another meeting to review Hypercom’s business plan for 2009 through 2011 and further discuss VeriFone’s June 10, 2009 proposal with DLA and UBS, which had completed its analysis of synergies that could be achieved in a combination. Given the prospects for value creation through the successful execution of Hypercom’s business plan, the board requested that UBS solicit significantly improved proposals from VeriFone and the other companies that had submitted proposals, for review at the board’s next scheduled meeting on July 29, 2009.

No revised proposals were received prior to July 29, 2009. At its July 29, 2009 meeting, the Hypercom board of directors received and extensively discussed a presentation by UBS regarding the proposal received from VeriFone on June 10, 2009. The board also discussed how to proceed in discussions with VeriFone and unanimously determined that VeriFone’s proposal so significantly undervalued Hypercom that Hypercom would not deliver a written response. Hypercom orally confirmed to VeriFone, and UBS orally confirmed to J.P. Morgan Securities LLC (“J.P. Morgan”), that the June 10, 2009 proposal was inadequate.

On August 2, 2009, August 7, 2009 and August 13, 2009, representatives of J.P. Morgan, financial advisor to VeriFone, and representatives of UBS, financial advisor to Hypercom, conducted discussions regarding VeriFone’s June 10, 2009 proposal.

On August 17, 2009, VeriFone sent Hypercom a revised proposal reflecting a price of $3.00 per share in a stock-for-stock transaction, with up to 50% of the purchase price paid in cash at the stockholders’ election. VeriFone offered to divest Hypercom’s U.S. operations if necessary for antitrust approvals. VeriFone also requested a 40-day exclusivity period. The other companies did not submit revised proposals.

Following receipt of the August 17, 2009 letter and without Hypercom accepting any of the terms set forth in the August 17, 2009 letter, Hypercom and VeriFone undertook limited due diligence, primarily with respect to regulatory and antitrust matters and pending litigation. At various times throughout August and September 2009, representatives of J.P. Morgan and UBS held discussions in which UBS conveyed Hypercom’s concern regarding the adequacy of the price set forth in VeriFone’s August 17 letter. During this period, on August 25 and August 31, 2009, the Hypercom board of directors held meetings at which it discussed VeriFone’s August 17, 2009 proposal and UBS’s analysis of the proposal, valuation considerations and perspectives, and a pro forma analysis of the proposed combined company.

On September 23, 2009, VeriFone sent Hypercom a revised indication of interest pursuant to which it proposed to acquire the outstanding shares of Hypercom stock based on an all-stock transaction with an exchange ratio of 0.24 shares of VeriFone common stock per share of Hypercom common stock, which at that date corresponded to a value of $3.76 per share of Hypercom common stock, representing a 39% premium to the 30-day average trading price of Hypercom common stock.

On September 30, 2009, representatives of J.P. Morgan and UBS discussed VeriFone’s September 23, 2009 proposal.

At meetings held on October 6 and October 20, 2009, the Hypercom board of directors met with its financial and legal advisors to review the September 23, 2009 proposal from VeriFone. DLA discussed the board’s fiduciary duties. Representatives of UBS reviewed the terms of the offer and financial analyses relating to the offer, which included a detailed review of VeriFone’s historical and expected future performance. The board also discussed the possibility of accepting VeriFone’s stock as currency, and the need to conduct diligence on VeriFone’s future financial prospects. Following extensive discussion, the board directed Messrs. Diethelm and Tartavull to work with UBS to prepare a draft response to the September 23, 2009 proposal, which would include a proposal having both cash and stock components.

On October 21, 2009, Hypercom sent its response rejecting VeriFone’s September 23, 2009 proposal and indicating that it would be willing to discuss an all-stock merger at an exchange ratio of 0.30, with the right of stockholders to elect to receive part of the consideration in cash, which at that date corresponded to a value of $4.57 per share of Hypercom common stock, representing a 50% premium to the 30-day average trading price of Hypercom common stock.

On October 28, 2009, VeriFone sent Hypercom a further revised indication of interest pursuant to which it proposed a revised exchange ratio of 0.28 shares of VeriFone common stock per share of Hypercom common stock, provided that Francisco Partners II, L.P. reduce by 25%, or 2,636,000 shares, the shares subject to its warrant. In addition, VeriFone reserved the right to offer a portion of the consideration in cash to the extent necessary in order that VeriFone would not be required to seek stockholder approval of the transaction. At the time, the proposal corresponded to a value of $3.91 per share of Hypercom common stock, representing a 27% premium to the 30-day average trading price of Hypercom common stock.

The Hypercom board of directors held meetings on October 28 and November 5, 2009 at which it discussed the revised proposal from VeriFone. Representatives of UBS presented an analysis of the revised proposal. The board considered the key economic terms of VeriFone’s proposal, Hypercom’s improving business and prospects, including an updated financial forecast, recent relative movements in the prices of Hypercom’s stock and VeriFone’s stock, VeriFone’s proposal to address antitrust concerns, VeriFone’s proposal for a combination of stock and cash consideration, certain ongoing regulatory and litigation proceedings to which VeriFone was a party, and alternatives to the proposed transaction, including continuing as a stand-alone entity. The board did not consider other strategic buyers, as the two industry participants that had submitted proposals in June 2009, other than VeriFone, had declined to submit improved proposals. Following such discussions, the Hypercom board of directors concluded that VeriFone’s revised proposal was unacceptable, Hypercom’s October 21 counterproposal should be withdrawn, and that for the foreseeable future Hypercom should pursue its business strategy and discontinue discussions about a potential business combination with VeriFone. These conclusions were conveyed to VeriFone in a letter dated November 6, 2009.

On November 20, 2009, the Hypercom board of directors held a meeting at which it discussed a proposed acquisition of POS assets of another industry participant, the risks and challenges of the proposed transaction, due diligence matters, the potential acquisition price, and projected financial results. The board authorized management to submit a non-binding term sheet with respect to the transaction. There were several calls between Hypercom and the potential seller in February 2010, followed by meetings on March 19 and 20, 2010. The term sheet was rejected by the seller and a counterproposal was made by the seller at a significantly greater price than offered by Hypercom. On April 10, 2010, the parties determined not to pursue the transaction.

In May 2010, VeriFone re-initiated discussions with Hypercom and, from May 6 to May 12, 2010, Philippe Tartavull, Chief Executive Officer and President of Hypercom, and Douglas Bergeron, Chief Executive Officer of VeriFone, exchanged emails and had telephone communications in which the possibility of a business combination was discussed.

On May 13, 2010, Mr. Bergeron called Keith Geeslin, a member of the board of directors of Hypercom, to discuss a potential business combination between the two companies. VeriFone requested a meeting with the Hypercom board to continue discussions.

Following a meeting of the Hypercom board on May 17, 2010, in response to VeriFone’s overture, Mr. Tartavull submitted a letter to Mr. Bergeron which noted that since the prior discussions ended in November 2009, Hypercom’s operations and financial results had continued to improve and that, while Hypercom was not soliciting acquisition offers, it believed that a potential business combination between the two companies could provide value to Hypercom’s stockholders, provided that VeriFone presented a credible proposal commensurate with Hypercom’s improved results. Mr. Tartavull’s letter indicated that the Hypercom board would evaluate any credible proposal from VeriFone, consistent with its board’s fiduciary duties.

On June 14, 2010, Mr. Bergeron met with Messrs. Tartavull, Diethelm and Norman Stout to discuss a potential business combination between VeriFone and Hypercom.

On June 23, 2010, VeriFone sent Hypercom a proposal to acquire Hypercom in a merger with consideration fixed at $6.00 per share in cash, with up to 50% of the purchase price paid in stock at Hypercom’s stockholders’ election, subject to restrictions to eliminate the contingency of the approval of VeriFone’s stockholders. The other provisions were substantially similar to proposals made in 2009.

On June 30, 2010, the Hypercom board of directors held a meeting at which it discussed VeriFone’s revised proposal and recent meetings and telephone conversations between Hypercom directors and Mr. Bergeron. The board also discussed a presentation of UBS’s preliminary analysis of the revised proposal. Following such discussion, the board authorized management to meet with VeriFone’s management to discuss a potential business combination.

On July 1, 2010, Hypercom submitted a letter to VeriFone accepting VeriFone’s offer to hold a meeting of senior executives of the companies to further discuss the potential merits of a business combination. Hypercom noted that it was disappointed with VeriFone’s latest revised offer, however, and conveyed the board’s belief that the value of Hypercom should be captured in a fixed exchange ratio, rather than a per share price. Hypercom suggested an exchange ratio of 0.32 to 0.34 (representing a value of from $6.64 to $7.05 per share of Hypercom common stock based on VeriFone’s closing stock price on June 25, 2010), either all in VeriFone common stock or the maximum amount of VeriFone common stock that could be issued without VeriFone stockholder approval, with the remainder in cash. Hypercom also suggested an extension of the standstill provision in the confidentiality agreement (which expired on June 25, 2010) through November 9, 2010. The request for an extended standstill was rejected by VeriFone on July 15, 2010.

On July 22, 2010, Mr. Bergeron, Robert Dykes, Senior Vice President and Chief Financial Officer of VeriFone, and Albert Liu, Senior Vice President and General Counsel of VeriFone, met with Mr. Tartavull, Thomas Sabol, Chief Financial Officer of Hypercom, and Douglas Reich, Senior Vice President and General

Counsel of Hypercom, in Los Angeles to discuss further the merits of a business combination. Hypercom presented its forecast for calendar 2010 through 2012, and VeriFone presented its forecast for fiscal 2010 and 2011.

On July 28, 2010, the Hypercom board of directors held a meeting at which the board discussed communications with VeriFone officers since the June 30 board meeting. The board discussed the history of the exchanges with VeriFone over the previous year and noted that they had not resulted in an acceptable offer.

On August 3, 2010, Hypercom sent VeriFone a letter reiterating its previously suggested exchange ratio of 0.32 to 0.34 and its preference for an all-stock merger and indicating the desire of Hypercom’s board of directors to bring negotiations to a prompt and successful conclusion or, alternatively, if a deal could not be reached, to disengage so the parties could focus on their respective businesses. In addition, Mr. Tartavull expressed concern over leaks to Hypercom employees and business partners of the ongoing discussions and the potential adverse impact on Hypercom’s business.

On August 26, 2010, Mr. Bergeron met with Mr. Tartavull to further discuss the parameters of a potential business combination.

On August 26, 2010, VeriFone sent Hypercom a letter in which it proposed an all stock merger at a fixed exchange ratio equal to 0.19 of a VeriFone share per Hypercom share, representing a 43% premium to the trading price of Hypercom common stock at the time. The letter included a preliminary financial analysis of the combined companies. VeriFone also informed Hypercom that if the parties were not able to agree on terms, VeriFone intended to present an all-cash offer directly to Hypercom’s stockholders “in the next couple of weeks.”

From August 30, 2010 to September 3, 2010, Messrs. Geeslin, Tartavull and Sabol held meetings and telephone conversations with Messrs. Bergeron and Dykes, and representatives of J.P. Morgan discussed VeriFone’s August 26, 2010 proposal with representatives of UBS.

On September 1, 2010, the Hypercom board held a meeting at which it discussed the August 26, 2010 proposal from VeriFone. UBS and management discussed the financial analysis provided by VeriFone, management provided updated financial information, and UBS presented its financial analysis of the offer. The board also discussed the possible adoption of a stockholder rights plan and the legal standards regarding its response to VeriFone’s proposal and adoption of a rights plan. Further, the board discussed the terms and conditions upon which it would consider engaging in diligence and further negotiations with VeriFone regarding a potential combination.

On September 7, 2010, Messrs. Bergeron, Dykes and Liu and Douglas Reed, Vice President and Treasurer of VeriFone, and representatives of J.P. Morgan met with Messrs. Tartavull, Sabol, Reich, Geeslin and Diethelm and representatives of UBS in San Francisco to have further discussions regarding a potential combination. At the meeting, Hypercom representatives expressed the view that the August 26, 2010 proposal was inadequate.

On September 10, 2010, Mr. Bergeron initiated a call with Mr. Geeslin to discuss VeriFone’s August 26, 2010 proposal. Also on September 10, 2010, Hypercom submitted a letter to VeriFone reaffirming Hypercom’s view that the revised proposal failed to provide reasonable value to Hypercom’s stockholders. On the same day, VeriFone sent a response letter to Hypercom discussing VeriFone’s justifications for its August 26, 2010 proposal.

On September 11, 2010, representatives of J.P. Morgan and UBS discussed VeriFone’s August 26, 2010 proposal and Hypercom’s September 10, 2010 response letter. On that same date, Mr. Geeslin received a call from Mr. Bergeron to discuss VeriFone’s August 26 proposal.

Also on September 11, 2010, Mr. Dykes talked telephonically with Mr. Sabol regarding VeriFone’s August 26, 2010 proposal.

On September 12, 2010, the board of Hypercom held a meeting to discuss the status of discussions among the various participants, including the discussions Mr. Geeslin and Mr. Sabol had with Mr. Bergeron and Mr. Dykes, and those among representatives of UBS and J.P. Morgan. Messrs. Tartavull and Diethelm reported on recent contacts by Hypercom stockholders (confirming no confidential information was provided). The board requested that Messrs. Stout and Riese contact certain directors of VeriFone to discuss the August 26 proposal and Hypercom’s position with respect to it.

On September 14, 2010, Messrs. Dykes and Liu had a further call with Messrs. Sabol and Reich regarding the August 26, 2010 proposal, during which VeriFone again indicated its intention to go public with an all-cash offer to Hypercom’s stockholders.

On September 17, 2010, Mr. Stout called Charles Rinehart, Chairman of the Board of VeriFone, to discuss VeriFone’s proposal, the involvement of the respective boards of directors with respect to a potential transaction between the two companies, the merits of a potential combination from a business standpoint, and the positive and negative factors regarding a friendly rather than a hostile transaction, and to establish another line of communication between the two companies.

Also on September 17, 2010, the Hypercom board of directors held a meeting, at which representatives of UBS, DLA and Hypercom’s public relations advisors were present, and at which the directors discussed the communications with VeriFone since the last meeting. The board further discussed VeriFone’s August 26, 2010 proposal in light of Hypercom’s expected third quarter 2010 results, updated financial forecast, and continued improved performance and the recent relative movement in the prices of Hypercom’s and VeriFone’s stock. The board unanimously concluded that the economic terms of the August 26, 2010 proposal were opportunistic and unacceptable under the circumstances. Following the meeting, with the authorization of the board, Mr. Riese called Alex (Pete) Hart, a member of VeriFone’s board of directors, to discuss VeriFone’s proposal and open an additional line of communication between the boards.

On September 20, 2010, VeriFone sent Hypercom a letter proposing to acquire all of the outstanding Hypercom shares for $5.70 per share, either in cash or shares of VeriFone common stock. VeriFone informed Hypercom that if the proposal was not accepted by September 22, 2010, VeriFone’s board of directors would approve an all-cash tender offer directly to Hypercom’s stockholders on September 27, 2010.

On September 22, 2010, Mr. Dykes had a telephone call with Mr. Tartavull regarding VeriFone’s latest proposal.

Also on September 22, 2010, the Hypercom board of directors held a meeting at which it discussed recent communications between Hypercom and VeriFone regarding VeriFone’s September 20, 2010 offer and intent to make a public offer if the Hypercom board did not accept its terms. Management provided an overview of these discussions as well as a financial update. The board discussed the provisions of the confidentiality agreement and its fiduciary duties with Hypercom’s legal advisors. UBS presented a financial analysis of the latest VeriFone proposal. Following such discussions and presentation, the board determined that the proposal failed to provide adequate consideration to Hypercom’s stockholders and was unacceptable.

On September 23, 2010, Hypercom sent VeriFone a letter rejecting VeriFone’s September 20, 2010 offer as inadequate. Hypercom stated that it would be willing to consider a bona fide offer representing an exchange ratio of 0.24.

Also on September 23, 2010, Hypercom filed a complaint under seal against VeriFone in the Court of Chancery of the State of Delaware along with a motion for a temporary restraining order and motion for a preliminary injunction, seeking to enjoin VeriFone from making public disclosures regarding its proposed offer in light of the parties’ confidentiality agreement.

On September 24, 2010, the Delaware Chancery Court held a teleconference with counsel for the parties during which the Court scheduled a hearing for October 14, 2010. VeriFone voluntarily agreed to refrain from making public disclosures until the hearing; however, the Court left open the possibility that VeriFone could make an application to determine whether it could publicly announce a new offer to the Hypercom board of directors without violating the restrictions in the confidentiality agreement.

On September 24, 2010, VeriFone sent Hypercom a letter proposing a “best and final offer” of an exchange ratio of 0.21, in stock or the equivalent value in cash, which based on the closing price as of September 23, 2010 corresponded to a value of $5.82 per share of Hypercom common stock, a 52% premium over Hypercom’s closing share price on September 23, 2010 and a 69% premium over Hypercom’s average closing share price for the past 30 trading days prior to the proposal. VeriFone informed Hypercom that if the offer were not accepted, VeriFone would move the Delaware Chancery Court to make public a different proposal on September 27, 2010, which proposal would be an all-cash offer at a materially reduced per share price to appropriately reflect the additional costs associated with a hostile bid.

On September 26, 2010, Mr. Tartavull polled each Hypercom director, and then confirmed with VeriFone that the views set forth in Hypercom’s September 23, 2010 letter remained unchanged. Hypercom followed up with a letter to VeriFone rejecting its revised offer as inadequate. In addition, Hypercom affirmed its belief that a friendly transaction was in the best interests of all stakeholders.

On September 27, 2010, VeriFone sent a letter to the Hypercom board of directors proposing an all-cash offer to Hypercom of $5.25, and also indicated that because VeriFone had not received a positive response to its September 24 proposal, it intended to make public the new offer letter.

On September 28, 2010, the Delaware Chancery Court granted VeriFone’s request to make the September 27, 2010 letter public. Also on September 28, 2010, Mr. Dykes and Mr. Tartavull discussed telephonically VeriFone’s most recent proposal.

On September 28, 2010, the Hypercom board approved the appointment of Thomas Ludwig as a Class I Director, to serve until the 2012 annual meeting of Hypercom’s stockholders. The appointment was made pursuant the contractual right of Francisco Partners II, L.P. to maintain two designees on Hypercom’s board of directors. Mr. Ludwig was added to the class of directors up for election in 2012.

On September 29, 2010, the Hypercom board held a meeting at which it discussed VeriFone’s recent proposals. In addition, the board revisited the adoption of a stockholders rights plan, in conjunction with reports of legal counsel and UBS. Following such discussion, the board approved a stockholder rights plan in response to VeriFone’s public offer.

On September 29, 2010, VeriFone publicized its September 27, 2010 letter to Hypercom.

On September 30, 2010, Hypercom issued a press release announcing that its board had received and unanimously rejected VeriFone’s non-binding proposal to acquire Hypercom for $5.25 per share in an all-cash deal, because the proposal significantly undervalued Hypercom and its future prospects and was not in the best interests of stockholders. Hypercom also announced that it expected to significantly exceed Wall Street securities analysts’ consensus estimate of $112 million in net revenues for the third quarter of 2010, that the board had adopted the stockholder rights plan, and that Mr. Ludwig, a representative of Francisco Partners II, L.P., had been appointed as a director.

On October 1, 2010, a purported holder of common stock of Hypercom filed a putative class action and derivative lawsuit in the Delaware Court of Chancery alleging, among other things, that the Hypercom directors had breached their fiduciary duties in failing to fairly consider the offer from VeriFone.

On October 2, 2010, representatives from J.P. Morgan contacted representatives from UBS to determine whether in light of the recent announcements by both parties, there might be an opportunity to reach a mutually agreeable transaction.

On October 4, 2010, in light of the recently filed stockholder lawsuit as well as other statements and inquiries following VeriFone’s public announcement of its September 27 letter to the Hypercom board, representatives from Morris, Nichols, Arsht, & Tunnell LLP, Delaware counsel for Hypercom, contacted representatives from Richards, Layton & Finger, Delaware counsel for VeriFone, indicating that Hypercom was willing to agree that public disclosures could be made for purposes of VeriFone’s publicly announced offer and possible public tender offer under the parties’ confidentiality agreement without either party admitting or denying that such restrictions would have been applicable to any proposal made by VeriFone. Thereafter, pursuant to a waiver agreement dated October 7, 2010, the parties agreed to waive certain confidentiality and use restrictions contained in the confidentiality agreement, to the extent, if at all, they would apply, for purposes of any proposal by VeriFone to purchase common stock of Hypercom. On October 7, 2010, Hypercom filed a voluntary notice of dismissal dismissing its Delaware lawsuit against VeriFone.

Between October 8, 2010 and October 18, 2010, representatives of J.P. Morgan and UBS conducted further discussions regarding a potential transaction.

On October 12, 2010, the Hypercom board held a meeting at which it discussed an updated report regarding Hypercom’s expected third quarter results and fourth quarter forecast. The board also discussed a presentation by UBS of its recent communications with J.P. Morgan regarding a possible revised proposal from VeriFone.

On October 14, 2010, the Compensation Committee of Hypercom’s board of directors adopted a Change of Control Plan to incentivize employees to remain with Hypercom despite the publicly announced desire of VeriFone to acquire Hypercom, the willingness of VeriFone to sell off Hypercom’s U.S. operations if needed to address potential competitive concerns, and concerns that in light of the ongoing events, key employees may be solicited by competitors.

On October 18, 2010, Mr. Bergeron called Mr. Diethelm to express his disappointment with the inability of the two companies to come to a friendly agreement in a timely manner. Mr. Bergeron informed Mr. Diethelm that VeriFone was prepared to move forward with a tender offer at $6.00 if the parties could not come to agreement quickly. Mr. Bergeron communicated the same message to Mr. Tartavull. On October 18, 2010 and October 19, 2010, Mr. Bergeron and Mr. Tartavull corresponded regarding the work that would need to be done to complete an agreement, including due diligence and discussions regarding required antitrust approvals.

Representatives of J.P. Morgan and UBS continued to have conversations from October 19 through October 22, 2010. On October 22, 2010, Mr. Dykes and Mr. Sabol discussed diligence matters. Also on October 22, 2010, representatives of Sullivan & Cromwell LLP, counsel to VeriFone, sent a draft merger agreement to a representative of DLA, counsel to Hypercom.

Between October 23, 2010 and October 29, 2010, representatives of J.P. Morgan and UBS held further discussions to determine whether the parties could reach agreement on the economic terms of a transaction. Representatives of UBS discussed whether a transaction based on an exchange ratio of 0.24 with a cash component would be acceptable to VeriFone. VeriFone offered an exchange ratio of .207 plus a cash component equal to 0.033 per share of VeriFone stock, but VeriFone later withdrew this proposal.

On October 27, 2010, the Hypercom board of directors held a meeting at which it discussed an update of Hypercom’s expected third quarter results and fourth quarter forecast. The board also discussed a presentation by UBS regarding its recent communications with J.P. Morgan and possible strategies for negotiating improved economic terms of the proposed transaction with VeriFone. Mr. Tartavull reported on a contact by a large private equity firm and Mr. Riese reported on a contact by the purported representative of another industry participant, regarding their potential interest in a transaction with Hypercom. The board authorized Mr. Tartavull to conduct discussions with these parties. The board also discussed the draft merger agreement received from Sullivan & Cromwell LLP.

Between October 29, 2010 and November 1, 2010, representatives of VeriFone, Hypercom, Sullivan & Cromwell LLP and DLA exchanged drafts of the merger agreement, began negotiation of the terms of the merger agreement, and conducted financial, legal and business due diligence on Hypercom and VeriFone.

On October 30, 2010, representatives of Hypercom and UBS met with representatives of VeriFone and J.P. Morgan at VeriFone’s offices in San Jose to conduct financial diligence on Hypercom and VeriFone.

On October 30 and October 31, 2010, Mr. Stout had discussions with Mr. Bergeron regarding VeriFone’s proposal, the valuation of Hypercom, the merits of a potential combination from a business standpoint, and the positive and negative factors regarding a friendly rather than a hostile transaction and the timing of a potential transaction.

On November 1, 2010, Messrs. Bergeron, Dykes, Liu, Tartavull and Stout conducted a telephone conversation regarding the potential economic terms of the transaction. Hypercom and VeriFone discussed a range of valuation between $7.00 and $7.50 per Hypercom share in stock or stock and cash. Representatives of Hypercom expressed a desire for deal certainty in regard to antitrust issues. VeriFone proposed an antitrust termination fee of 3%, and also agreed to undertake certain divestitures in the event required to obtain regulatory approvals. On November 4, 2010, Messrs. Bergeron, Dykes and Liu had further discussions with Messrs. Tartavull, Sabol, Stout and Reich in which Hypercom proposed an antitrust termination fee equal to $50 million.

Between November 1, 2010 and November 11, 2010, representatives of VeriFone, Hypercom, Sullivan & Cromwell LLP and DLA exchanged additional drafts of the merger agreement and held telephone calls to negotiate the terms of the merger agreement. Key issues included the ability of Hypercom to accept a superior proposal upon payment of a termination fee, the size of which was the subject of ongoing discussion, with VeriFone requesting 4% and Hypercom proposing 3%; antitrust matters, including Hypercom’s request of a significant termination fee if the parties were unable to close due to regulatory barriers, as well as its request that VeriFone be required to dispose of certain business operations (of either party) in order to obtain regulatory approvals; provisions regarding certain communications by the parties between signing and closing; and provisions relating to VeriFone’s required post-closing support of Hypercom products and services. The parties also conducted additional financial, legal and business due diligence on one another.

On November 3, 2010, the Hypercom board of directors held a telephonic meeting during which it discussed an updated report regarding Hypercom’s fourth quarter forecast. The board also discussed the terms and conditions of the draft merger agreement with VeriFone, including the proposed consideration, provisions dealing with anticipated antitrust matters, and the parties’ operation of their respective businesses pending closing. Mr. Tartavull updated the board on his discussions with the representative of another industry participant.

On November 7, 2010, the Hypercom board of directors held a telephonic meeting during which it discussed the terms and conditions of the draft merger agreement with VeriFone, including proposed provisions dealing with the resolution of anticipated antitrust issues and the allocation of the attendant risks.

On November 10, 2010, the Hypercom board of directors held a telephonic meeting during which it discussed a report by UBS regarding its recent communications with J.P. Morgan about the proposed terms of the proposed merger transaction with VeriFone. The board also discussed the antitrust issues involved in a potential merger with VeriFone, as well as methods to allocate the antitrust risk between the parties. The board also discussed the consideration proposed to be received by Hypercom stockholders in the merger transaction.

On November 11, 2010, representatives of VeriFone, Hypercom, Sullivan & Cromwell LLP and DLA had further discussions regarding the size of the VeriFone antitrust-related reverse termination fee. During those discussions, VeriFone agreed to a 7% termination fee, which would increase to 7.5% if VeriFone exercised its right to extend the drop-dead date in the merger agreement from August 31, 2011 to November 30, 2011, and the obligation of VeriFone to dispose of certain operations if necessary to secure regulatory approvals. Between November 11, 2010 and November 14, 2010, representatives of VeriFone, Hypercom, Sullivan & Cromwell LLP and DLA continued to negotiate the terms of the merger agreement and conduct financial, legal and business due diligence.

During the first two weeks of November 2010, Hypercom met separately with representatives of the potential strategic partner and large private equity firm that had approached Messrs. Tartavull and Riese in October 2010. Neither of these discussions led to a proposal for a transaction. Except for these inquiries, from VeriFone’s publication on September 29, 2010 of its offer of $5.25 in cash, until the execution of the merger agreement on November 17, 2010, no other potential buyer, including industry participants that had previously expressed interest in 2009, contacted Hypercom or UBS regarding a potential bid.

On November 13, 2010, Messrs. Bergeron, Dykes and Liu had further discussions with Messrs. Tartavull, Sabol, Stout and Reich regarding the consideration for the transaction. Mr. Tartavull indicated that Hypercom would be willing to accept an exchange ratio equal to 0.24, and Mr. Bergeron responded that VeriFone would not agree to such a ratio. On November 14, 2010, Messrs. Bergeron, Dykes and Liu had further discussions with Messrs. Tartavull, Sabol, Stout and Reich, with Mr. Bergeron proposing that the parties discuss an exchange ratio between 0.225 and 0.23, with a portion of the consideration to be paid in cash.

On November 15, 2010, Messrs. Bergeron, Dykes and Liu had further discussions with Messrs. Tartavull, Stout, Sabol and Reich regarding the terms of a potential transaction, including the purchase price. Representatives of VeriFone, Hypercom, Sullivan & Cromwell LLP and DLA continued to negotiate the terms of the merger agreement and undertake financial, legal and business due diligence.

On November 15, 2010, the Hypercom board of directors held a special telephonic meeting to discuss the status of the negotiations with VeriFone and the open issues in the draft merger agreement. DLA provided an updated summary of the merger agreement, and discussed open issues and the board’s fiduciary duties, UBS presented analysis of the relative merits of the proposed economic terms of the merger, and the board received reports from its public relations and proxy advisors. The board discussed in extensive detail the factors weighing in favor of and against the proposed merger. No specific resolutions were passed with respect to the merger at that time.

Also on such date, the Compensation Committee of the Hypercom board met to discuss Hypercom’s Change of Control Plan and other severance/change in control arrangements, and determined to make modifications to the Change of Control Plan designed to assure its effectiveness in the VeriFone transaction and to incentivize key employees to stay with Hypercom during any transition period or beyond.

On November 16, 2010, Messrs. Bergeron and Tartavull had further discussions regarding a proposed purchase price and exchange ratio for purposes of the merger agreement. After further discussions, including whether a portion of the merger consideration would be paid in cash as proposed by Mr. Bergeron, Messrs. Bergeron and Tartavull agreed on an exchange ratio of 0.23, payable in all stock, which represented a valuation of $7.32 per Hypercom share based on VeriFone’s November 16, 2010 closing price of $31.84 per share. Also on November 16, 2010, Messrs. Bergeron, Tartavull and Stout further discussed the size of Hypercom’s termination fee. In a discussion the same day between Messrs. Dykes and Tartavull, VeriFone ultimately agreed to a termination fee of 3%, which, in the view of Hypercom’s board, was consistent with fees payable in comparable transactions and not likely to preclude another party from making a competing superior proposal. On November 16, 2010, representatives of VeriFone, Hypercom, Sullivan & Cromwell LLP and DLA continued to negotiate the terms of the merger agreement, as well as conclude each party’s financial, legal and business due diligence.

On November 16, 2010, the VeriFone board of directors met to formally consider the transaction, at which meeting members of VeriFone’s management and its legal and financial advisors made various presentations about, and the VeriFone board of directors discussed, the potential merger. Representatives from Sullivan &

Cromwell LLP reviewed the board’s fiduciary duties in connection with the consideration of the proposed transaction and presented summaries of the terms of the merger agreement. J.P. Morgan reviewed the financial terms of the proposed merger and delivered advice relating to financial matters involving the transaction. Following deliberation, the board of directors of VeriFone unanimously approved the merger agreement.

On November 16, 2010, the Hypercom board of directors held a meeting to formally consider the merger with VeriFone and the terms and conditions of the merger agreement. Management presented an overview of the transaction and expressed its support for it. Representatives from DLA reviewed the board’s fiduciary duties in connection with the proposed transaction, updated the status of open issues, and, with Ian Marsh, the Chair of the Compensation Committee, discussed revisions to Hypercom’s severance/Change of Control Plan to ensure effectiveness in connection with the proposed transaction. Representatives from UBS made a presentation and delivered its oral opinion that, as of November 16, 2010 and based upon and subject to various assumptions made, matters considered and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of Hypercom’s common stock (other than FP Hypercom Holdco, LLC and its affiliates, as to which no opinion was rendered). The board of directors asked clarifying questions of representatives of DLA and UBS and the representatives responded to such questions. The board of directors considered the terms and conditions of the merger agreement, the merger and the other transactions contemplated by the merger agreement. After discussing the terms of the proposed transactions, including the personal interests of certain of Hypercom’s officers and directors in the proposed transactions, the directors in attendance unanimously approved the merger agreement (with Mr. Tartavull abstaining from compensation matters), the merger and the other transactions contemplated by the merger agreement and recommended that these matters be submitted to Hypercom’s stockholders for approval at the special meeting. Johan Dreyer, who was unable to attend the meeting, later ratified all actions taken and resolutions adopted.

On November 17, 2010, representatives of VeriFone and Hypercom executed the merger agreement on the same terms as presented to each party’s board of directors, and the relevant parties executed the support agreement contemplated by the merger agreement. VeriFone and Hypercom issued a joint press release announcing that they had entered into the merger agreement.

VeriFone’s Reasons for the Merger

VeriFone believes that there are several potential benefits of the merger that will contribute to the success of the combined company, including:

•	enhancing VeriFone’s ability to expand its business in continental Europe, an area where it historically has had lower market penetration as compared to many other parts of the world;

•	enabling VeriFone to utilize its distribution channels, international presence, customer base, and brand recognition to accelerate Hypercom’s market penetration and growth;

•	the potential to realize operating synergies from overlapping sales regions and efficiencies in administrative and engineering costs;

•

the potential to enhance the combined companies’ extensive research and development efforts and expertise in payment systems to offer more innovative products and services to customers and distributors;

•	the potential to deliver better quality and more widely available services to customers and distributors as a result of expanded reach; and

•	the potential to realize supply chain efficiencies as a result of increases in joint product volumes.

Hypercom’s Reasons for the Merger; Recommendation of the Hypercom Board of Directors

Hypercom’s Reasons for the Merger

In the course of reaching its decision to approve the merger and the merger agreement and the transactions contemplated thereby, the Hypercom board of directors consulted Hypercom’s legal and financial advisors and considered a number of factors that it believed supports its decision, including the following:

•

the opinion of UBS that the exchange ratio provided for in the merger was, as of the date of the opinion and based upon and subject to factors and assumptions set forth herein, fair from a financial point of view to Hypercom’s common stockholders (other than FP Hypercom Holdco, LLC and its affiliates);

•

the premium to Hypercom’s average closing prices of 105.0%, 87.5% and 75.5%, respectively, for the 30, 60 and 90 trading days prior to VeriFone’s first public offer of $5.25 made on September 29, 2010;

•	the 39% premium that the merger consideration payable to the Hypercom common stockholders represents over VeriFone’s first public offer of $5.25;

•

the fact that the merger consideration will be paid in stock, giving common stockholders an opportunity to participate in any future earnings or growth of the combined company and future appreciation in the value of the VeriFone shares following the merger;

•

the benefits to the combined company that could result from the merger, including an enhanced competitive and financial position, increased diversity in its product line, additional scale in specific geographic areas, and potential cost and other synergies;

•

the likelihood that the merger will be consummated, in light of VeriFone’s commitment to sell or otherwise dispose of businesses or assets that, subject to certain exceptions, in the aggregate, produced aggregate gross revenues in an amount not in excess of $124 million for VeriFone or Hypercom during the 2009 fiscal year, if such action would be reasonably necessary for the closing conditions in the merger agreement to be met;

•	the terms and conditions of the merger agreement, including:

•	the scope of the representations, warranties and covenants being made by VeriFone;

•	the conditions to the consummation of the merger, including the requirement that the merger agreement be approved by Hypercom’s stockholders;

•

the ability of the Hypercom board of directors, if the failure to do so would be inconsistent with its fiduciary duty, to provide information to and engage in negotiations with another party in connection with an unsolicited, bona fide written proposal that the Hypercom board determines in good faith and after consultation with outside legal counsel is reasonably likely to lead to a superior proposal and, subject to paying a $12.2 million termination fee to VeriFone, accept a superior proposal;

•

the Board’s belief that the termination fee payable to VeriFone is consistent with fees payable in comparable transactions and would not be likely to preclude another party from making a competing proposal;

•	the fact that the merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes;

•

the fact that the merger agreement provides for specific enforcement, and that Hypercom may pursue damages reflecting the economic benefits of the transaction to its stockholders if VeriFone fails to close in breach of the merger agreement;

•

the fact that VeriFone will be obligated to pay Hypercom a termination fee of $28.4 million (or $30.4 million if VeriFone elects to extend the termination date to November 30, 2011 and such termination occurs after August 31, 2011), if, subject to certain exceptions, the merger agreement is terminated based on (i) the entry of any order relating to antitrust or competition law, or (ii) the failure to consummate the merger by the termination date, and at the time of such termination all the closing conditions (other than regulatory conditions and the accuracy of VeriFone’s representations and warranties, and VeriFone’s performance of its obligations under the merger agreement) have been satisfied or waived; and

•

the fact that the merger agreement provides that VeriFone must (i) through closing or for six months following termination of the merger agreement, not solicit certain of Hypercom’s employees, (ii) through closing or termination of the merger agreement, not announce any discontinuance of any product line of Hypercom (or pricing changes), and (iii) after closing, continue to support Hypercom’s hardware and software for fixed periods, with the breach of (i) and (ii) giving to Hypercom the right to $1 million in liquidated damages per occurrence, in addition to other remedies Hypercom may have under the merger agreement; and

•

the business, financial, market and execution risks associated with remaining independent and the challenges of successfully executing Hypercom’s current business strategies, with the resulting uncertainty as to the future value of Hypercom’s common stock.

The Hypercom board of directors also considered a number of potentially countervailing factors in its deliberations concerning the merger, including the following:

•

the fact that, because the merger consideration is a fixed exchange ratio of shares of VeriFone common stock to Hypercom common stock, Hypercom’s common stockholders could be adversely affected by a decrease in the trading price of VeriFone common stock during the pendency of the merger (that is, there is no price-based termination right or other similar protection);

•

the risk that the potential benefits and synergies sought in the merger will not be realized or will not be realized within the expected time period, and other risks generally associated with the integration by VeriFone of Hypercom;

•

the possibility that the merger might not be completed as a result of, among other matters, the failure of Hypercom’s stockholders to adopt the merger agreement or failure to secure regulatory approvals or consents, and the effect the termination of the transaction may have on the trading price of Hypercom’s common stock, its business, operating results and prospects, which effect is likely to be exacerbated the longer the time period between the signing and any termination of the merger agreement;

•

the possible effects of the pendency (or termination) of the merger agreement on Hypercom’s business, operating results, prospects, employees, customers, distributors and suppliers, which effects are likely to be exacerbated the longer the time period between the signing and any termination of the merger agreement;

•

that, under the terms of the merger agreement, Hypercom cannot solicit other acquisition proposals and must pay VeriFone a termination fee of $12.2 million in cash if the merger agreement is terminated under certain circumstances, including if the Hypercom board exercises its right to terminate the merger agreement and enter into a superior transaction, which may deter others from proposing an alternative transaction that may be more advantageous to Hypercom’s stockholders;

•

the fact that upon the closing of the merger, stockholders will be required to surrender their shares involuntarily in exchange for a price determined by the Hypercom board and approved by a majority of the stockholders;

•

the fact that if VeriFone fails to complete the merger as a result of a breach of the merger agreement, it may be expensive and difficult to pursue rights and remedies, the success of any action would be uncertain, and, depending upon the reason for not closing, Hypercom’s remedies may be limited to the termination fee payable by VeriFone, which is likely to be inadequate to compensate Hypercom for the damage caused;

•	the fact that Hypercom is subject to various remedies should it fail to complete the merger or breach the merger agreement; and

•

that the restrictions imposed by the merger agreement on the conduct of Hypercom’s business prior to completion of the merger, requiring Hypercom to conduct its business only in the ordinary course and imposing additional specific restrictions, may delay, limit or prevent Hypercom from undertaking business opportunities that may arise during that period.

Recommendation of Hypercom’s Board of Directors

The Hypercom board of directors concluded that, on balance, the potential benefits to Hypercom and its stockholders of the transactions contemplated by the merger agreement outweighed the potential disadvantages and risks associated with those transactions. The foregoing discussion of the information and factors considered by the Hypercom board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluations, the Hypercom board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination. Instead, the Hypercom board conducted an overall analysis of the factors described above, including summaries of discussions of Hypercom’s management with Hypercom’s legal, financial, accounting, tax, and other advisors and made its determination based on the totality of the information provided. In considering the factors described above, individual directors may have given different weights to different factors. Hypercom’s board of directors believes that the merger is advisable, and is fair and in the best interests of Hypercom and its stockholders and unanimously recommends that Hypercom’s stockholders vote FOR the proposal to approve and adopt the merger agreement and approve the merger.

Opinion of Hypercom’s Financial Advisor

On November 16, 2010, at a meeting of Hypercom’s board of directors held to evaluate the proposed merger, UBS delivered to Hypercom’s board of directors an oral opinion, which opinion was confirmed by delivery of a written opinion, dated November 16, 2010 to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the exchange ratio provided for in the merger was fair, from a financial point of view, to holders of Hypercom common stock (other than FP Hypercom Holdco LLC and its affiliates, as to which UBS expressed no opinion). The opinion addressed the exchange ratio on a per share basis, without taking into consideration any individual holder’s percentage ownership of Hypercom common stock.

The following summary of UBS’s opinion is qualified in its entirety by reference to the full text of UBS’s opinion. The full text of UBS’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Annex C and is incorporated into this proxy statement/prospectus by reference. Holders of Hypercom common stock are encouraged to read UBS’s opinion carefully in its entirety. UBS’s opinion was provided for the benefit of Hypercom’s board of directors in connection with, and for the purpose of, its evaluation of the exchange ratio provided for in the merger and did not address any other aspect of the merger. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Hypercom or Hypercom’s underlying business decision to effect the merger. The opinion does not constitute a recommendation to any stockholder as to how to vote or act with respect to the merger.

In arriving at its opinion, UBS, among other things:

•	reviewed certain publicly available business and financial information relating to Hypercom and VeriFone;

•

reviewed certain internal financial information and other data relating to Hypercom’s business and financial prospects that were not publicly available, including financial forecasts and estimates prepared by Hypercom’s management that Hypercom’s board of directors directed UBS to utilize for purposes of its analysis;

•

reviewed certain internal financial information and other data relating to VeriFone’s business and financial prospects that were not publicly available, including financial forecasts and estimates prepared by VeriFone’s management, as modified by Hypercom’s management, that Hypercom’s board of directors directed UBS to utilize for purposes of its analysis;

•	reviewed certain estimates of synergies prepared by Hypercom’s management that were not publicly available that Hypercom’s board of directors directed UBS to utilize for purposes of its analysis;

•	conducted discussions with members of the senior managements of Hypercom and VeriFone concerning the business and financial prospects of Hypercom and VeriFone;

•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

•	reviewed current and historical market prices of Hypercom common stock and VeriFone common stock;

•	reviewed a draft, dated November 13, 2010, of the merger agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

In connection with its review, with the consent of Hypercom’s board of directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of Hypercom’s board of directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Hypercom or VeriFone, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, UBS assumed, at the direction of Hypercom’s board of directors, that such forecasts, estimates and synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Hypercom’s management as to the future financial performance of Hypercom, VeriFone and such synergies. In addition, UBS assumed, with the approval of Hypercom’s board of directors, that such financial forecasts and estimates, including synergies, would be achieved at the times and in the amounts projected. UBS also assumed, with the consent of Hypercom’s board of directors, that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. UBS’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

In addition, at the direction of Hypercom’s board of directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the exchange ratio to the extent expressly specified in UBS’s opinion, of the merger agreement or the form of the merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio. UBS expressed no opinion as to what the value of VeriFone common stock would be when issued pursuant to the merger or the price at which VeriFone common stock or Hypercom common stock would trade at any time. In rendering its opinion, UBS assumed, with the consent of Hypercom’s board of directors, that (i) the final executed form of the merger agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the merger agreement would comply with all material terms of the merger agreement and (iii) the merger would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition of the merger agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any material adverse effect on Hypercom, VeriFone or the merger. Except as described above, Hypercom imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’s opinion was approved by an authorized committee of UBS.

In connection with rendering its opinion to Hypercom’s board of directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis, no company used as a comparison was identical to Hypercom. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading values of the companies concerned.

UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’s analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

The estimates of the future performance of Hypercom and VeriFone provided by Hypercom and VeriFone in or underlying UBS’s analyses are not necessarily indicative of actual future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of Hypercom and VeriFone. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold or acquired.

The exchange ratio was determined through negotiation between Hypercom and VeriFone and the decision by Hypercom to enter into the merger was solely that of Hypercom’s board of directors. UBS’s opinion and financial analyses were only one of many factors considered by Hypercom’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of Hypercom’s board of directors or management with respect to the merger or the exchange ratio.

The following is a brief summary of the material financial analyses performed by UBS and reviewed with Hypercom’s board of directors on November 16, 2010, in connection with its opinion relating to the proposed merger. The financial analyses summarized below include information presented in tabular format. In order for UBS’s financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’s financial analyses. For purposes of the financial analyses described below, the term “implied per share value of the merger consideration” refers to the $7.32 implied per share value of the merger consideration based on the merger exchange ratio of 0.23 and the closing price of VeriFone common stock on November 16, 2010 of $31.84.

Selected Public Companies Analysis

UBS compared selected financial and stock market data of Hypercom with corresponding data of the following two publicly traded point-of-sale terminal companies:

•	Ingenico

•	VeriFone Systems, Inc.

UBS reviewed, among other things, the enterprise values of the selected companies, calculated as diluted equity market value based on closing share prices on November 16, 2010, plus face value of total debt and book value of minority interests, less cash and cash equivalents, as multiples of estimated revenue and estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for calendar years 2010 and 2011. UBS also reviewed closing share prices of the selected companies on November 16, 2010 as a multiple of calendar years 2010 and 2011 estimated earnings per share. UBS then compared these multiples derived for the selected companies with corresponding multiples implied for Hypercom based on the closing price of Hypercom common stock on the New York Stock Exchange on September 29, 2010, the last trading day prior to the initial publicly disclosed VeriFone proposal, and on November 16, 2010, and based on the implied per share value of the merger consideration. Estimated financial data for Hypercom were based on estimates provided by the Institutional Brokerage Estimate System (“IBES”) and referred to as “Street” in the table below, and on estimates provided by the management of Hypercom and referred to as “Management” in the table below. Estimated financial data for the selected public companies were based on publicly available information and estimates provided by IBES and, in the case of VeriFone, additionally based on estimates provided by the management of VeriFone as modified by Hypercom’s management.

This analysis indicated the following implied revenue, EBITDA and price to earnings multiples for the selected point-of-sale terminal companies as compared to the corresponding implied multiples for Hypercom based on the closing share prices of Hypercom common stock on September 29, 2010 and November 16, 2010, and based on the implied per share value of the merger consideration:

Enterprise Value /
	Revenue		EBITDA		P/E
	2010E	2011E	2010E	2011E	2010E	2011E
Point-of-Sale Terminal Companies
Ingenico (Street)	1.5x	1.4x	9.4x	8.4x	17.6x	15.5x
VeriFone (Street)	3.0x	2.7x	15.8x	14.1x	24.0x	19.3x
VeriFone (Management)	2.9x	2.4x	16.5x	11.5x	22.0x	14.9x
Hypercom (Street)
As of 9/29/10	0.6x	0.5x	6.0x	4.9x	10.2x	8.2x
As of 11/16/2010	0.8x	0.8x	9.0x	7.2x	14.7x	11.8x
At $7.32 Offer	1.0x	0.9x	11.0x	8.8x	17.6x	14.1x
Hypercom (Management)
As of 9/29/10	0.6x	0.5x	5.9x	4.4x	9.2x	6.3x
As of 11/16/2010	0.8x	0.8x	8.8x	6.6x	13.3x	9.2x
At $7.32 Offer	1.0x	0.9x	10.8x	8.1x	15.9x	11.0x

Hypercom Stand-alone Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of Hypercom stand-alone using financial forecasts and estimates relating to Hypercom prepared by Hypercom’s management. UBS calculated a range of implied present values (as of December 31, 2010) of the stand-alone unlevered, after-tax free cash flows that Hypercom was forecasted to generate from January 1, 2011 through calendar year 2015 using discount rates ranging from 14% to 16%. Implied terminal values were derived by applying to Hypercom’s calendar year 2015 estimated EBITDA a range of EBITDA terminal value multiples of 6x to 8x. Present values of cash flows and terminal values were calculated using discount rates ranging from 14% to 16%. The discounted cash flow analysis resulted in a range of implied present values of equity of approximately $8.70 to $11.00 per share of Hypercom common stock.

VeriFone Stand-alone Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of VeriFone stand-alone using financial forecasts and estimates relating to VeriFone prepared by VeriFone’s management, as modified by Hypercom’s management. UBS calculated a range of implied present values (as of January 31, 2011) of the stand-alone unlevered, after-tax free cash flows that VeriFone was forecasted to generate from February 1, 2011 through fiscal year 2015 and of terminal values for VeriFone based on VeriFone’s fiscal year 2015 estimated EBITDA. Implied terminal values were derived by applying to VeriFone’s fiscal year 2015 estimated EBITDA a range of EBITDA terminal value multiples of 13x to 15x. Present values of cash flows and terminal values were calculated using discount rates ranging from 12.5% to 14.5%. The discounted cash flow analysis resulted in a range of implied present values of approximately $48.25 to $58.50 per share of VeriFone common stock.

Pro Forma Discounted Cash Flow Analysis

UBS performed a discounted cash flow analysis of VeriFone pro forma for the merger with Hypercom, using financial forecasts and estimates relating to VeriFone prepared by VeriFone’s management, as adjusted by Hypercom’s management, and financial forecasts and estimates relating to Hypercom and estimated synergies prepared by Hypercom’s management. UBS calculated a range of implied present values (as of January 31, 2011) of the stand-alone unlevered, after-tax free cash flows that VeriFone pro forma for the merger with Hypercom was forecasted to generate from February 1, 2011 through fiscal year 2015 and of terminal values for VeriFone pro forma for the merger with Hypercom based on the fiscal year 2015 estimated EBITDA for VeriFone pro forma for the merger with Hypercom. Implied terminal values were derived by applying to fiscal year 2015 estimated EBITDA for VeriFone pro forma for the merger with Hypercom a range of EBITDA terminal value multiples of 11.75x to 13.75x. Present values of cash flows and terminal values were calculated using discount rates ranging from 12.5% to 14.5%. The pro forma discounted cash flow analysis resulted in a range of implied present values of approximately $50.50 to $61.75 per share of common stock of VeriFone pro forma for the merger with Hypercom and, based on the exchange ratio provided in the merger, a range of implied present values of equity of approximately $11.60 to $14.20 per share of Hypercom common stock, as compared to the range of implied present values of equity of approximately $8.70 to $11.00 per share of Hypercom common stock on a stand-alone basis.

Miscellaneous

Under the terms of UBS’s engagement, Hypercom agreed to pay UBS for its financial advisory services in connection with the merger an aggregate fee currently estimated to be approximately $6,500,000, a portion of which was payable in connection with UBS’s opinion and a significant portion of which is contingent upon consummation of the merger. In addition, Hypercom agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement. In the past, UBS and its affiliates have provided investment banking services to Hypercom unrelated to the proposed merger, for which UBS and its affiliates have received compensation, including having acted as financial advisor to Hypercom in 2007 and 2008 in its acquisition of the e-Transaction business line of Thales SA. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Hypercom and VeriFone, and, accordingly, may at any time hold a long or short position in such securities. Hypercom selected UBS as its financial advisor in connection with the merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and because of UBS’s familiarity with Hypercom. UBS is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

Material U.S. Federal Income Tax Consequences

In the opinion of Sullivan & Cromwell LLP and in the opinion of DLA Piper LLP (US), the following section describes the anticipated material United States federal income tax consequences of the merger generally applicable to Hypercom stockholders. These opinions and the following discussion is based on the Internal Revenue Code of 1986, as amended, which is referred to as the Code, Treasury regulations, administrative rulings and court decisions in effect as of the date of this proxy statement/ prospectus, all of which are subject to change at any time, possibly with retroactive effect.

For purposes of this discussion, the term “U.S. holder” means:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

If a partnership holds Hypercom common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partners and the activities of the partnership. If a U.S. holder is a partner in a partnership holding Hypercom common stock, such holder should consult its tax advisor.

This discussion only addresses United States federal income tax consequences of the merger to U.S. holders of Hypercom common stock that hold their Hypercom common stock as a capital asset within the meaning of Section 1221 of the Code. Further, this summary does not address all aspects of United States federal income taxation that may be relevant to a U.S. holder of Hypercom common stock in light of such holder’s particular circumstances or that may be applicable to holders subject to special treatment under United States federal income tax law (including, for example, non-United States persons, financial institutions, dealers in securities, insurance companies, tax-exempt entities, holders who acquired Hypercom common stock pursuant to the exercise of stock options or otherwise as compensation or through exercise of warrants, holders subject to the alternative minimum tax provisions of the Code and holders who hold Hypercom common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, no information is provided herein with respect to the tax consequences of the merger under applicable state, local or foreign laws.

HOLDERS OF HYPERCOM COMMON STOCK ARE URGED TO CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF UNITED STATES FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

The Merger. The merger has been structured to qualify as a reorganization under Section 368(a) of the Code for United States federal income tax purposes. It is a condition to the closing of the merger that each of VeriFone and Hypercom receive opinions from its respective counsel that the merger will constitute a reorganization within the meaning of Section 368 of the Code. These opinions will be based on assumptions, representations, warranties and covenants, including those contained in the merger agreement and in tax representation letters to be provided by VeriFone and Hypercom. Although the merger agreement allows each of VeriFone and Hypercom to waive its tax opinion closing condition, neither VeriFone nor Hypercom currently anticipates it will waive this closing condition. If either VeriFone or Hypercom waives this condition, Hypercom will inform you of the decision to waive this condition and will ask you to vote on the merger taking such waiver into consideration.

Assuming that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, the material United States federal income tax consequences of the merger to U.S. holders of Hypercom common stock are as follows:

•

a U.S. holder will not recognize any gain or loss upon receipt of VeriFone common stock solely in exchange for Hypercom common stock in the merger, except with respect to cash received in lieu of a fractional share of VeriFone common stock (as discussed below);

•

a U.S. holder’s aggregate tax basis in the VeriFone common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will be equal to the U.S. holder’s aggregate tax basis in the Hypercom common stock surrendered; and

•

a U.S. holder’s holding period of the VeriFone common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the U.S. holder’s holding period of the Hypercom common stock surrendered.

Cash in Lieu of Fractional Shares. A U.S. holder of Hypercom common stock who receives cash in lieu of a fractional VeriFone common share in the merger generally will be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the U.S. holder’s aggregate tax basis in the Hypercom common stock surrendered which is allocable to the fractional share. This gain or loss generally will be long-term capital gain or loss if the holding period for the Hypercom common stock is more than one year at the effective time of the merger. The deductibility of capital losses is subject to limitations.

Ruling. No ruling has been or will be sought from the Internal Revenue Service as to the United States federal income tax consequences of the merger, and the opinions of counsel described above are not binding upon the Internal Revenue Service or any court. Accordingly, there can be no assurances that the Internal Revenue Service will not disagree with or challenge any of the conclusions described herein.

Backup Withholding and Information Reporting. Payments of cash made to a U.S. holder of Hypercom common stock in lieu of fractional shares of VeriFone common stock may be subject to information reporting and “backup withholding,” unless the U.S. holder of Hypercom common stock: (i) provides a correct taxpayer identification number and any other required information to the exchange agent; or (ii) is a corporation or comes within certain exempt categories and otherwise complies with applicable requirements of the backup withholding rules.

All non-corporate U.S. holders of Hypercom common stock should complete and sign the Substitute Form W-9 that will be included as part of the letter of transmittal to be delivered following completion of the merger. Backup withholding does not constitute an additional tax, but is merely an advance payment of tax, which may be refunded to the extent it results in an overpayment of tax if the required information is supplied to the Internal Revenue Service.

Accounting Treatment of the Merger

In accordance with U.S. generally accepted accounting principles, VeriFone will account for the merger using the acquisition method of accounting.

Regulatory Matters

U.S. Antitrust Approvals

The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules and regulations thereunder, provide that certain merger transactions may not be consummated until required information and materials have been furnished to the U.S. Department of Justice (“DOJ”) and/or the Federal Trade Commission (“FTC”), and certain waiting periods have expired or been terminated.

The conditions to the merger agreement include the expiration or termination of the waiting period under the HSR Act, unless VeriFone and Hypercom have agreed after consultation with their respective outside counsel that no filing under the HSR Act is required, including as a result of divestitures by Hypercom prior to the closing of the merger. VeriFone and Hypercom anticipate that Hypercom’s U.S. business will be divested in connection with the merger.

At any time before or after the merger, the DOJ or FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the merger or seeking changes or restrictions in the operations of any of the assets or businesses of VeriFone, Hypercom or their affiliates. Private parties and state attorneys general may also bring an action under federal or state antitrust laws under certain circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

Non-U.S. Antitrust Approvals

VeriFone and Hypercom own property or conduct business in various foreign countries and jurisdictions. In connection with the merger, the laws and regulations of certain of those foreign countries and jurisdictions likely will require the filing of information with, or the obtaining of the approval of, governmental authorities in such countries and jurisdictions. The regulatory authorities in such countries and jurisdictions might attempt to impose additional conditions on VeriFone’s or Hypercom’s operations conducted in such countries and jurisdictions as a result of the merger.

As of January 10, 2011, the parties have submitted an international merger filing in Portugal and anticipate submitting an international merger filing in Spain and are continuing to evaluate the applicability of other jurisdictions. The competition regimes of Portugal and Spain include processes analogous to those applicable in the United States, requiring an initial filing with the applicable authorities of information about the merger, Hypercom, Honey Acquisition Co. and VeriFone, mandatory review/waiting periods and prohibitions on proceeding without the affirmative approval from the appropriate authority or the lapsing of the applicable mandatory waiting period.

VeriFone and Hypercom also have filed a notification with respect to the merger to the Brazilian competition authorities, which include the Secretariat for Economic Monitoring of the Ministry of Finance (SEAE), the Secretariat of Economic Law of the Ministry of Justice (SDE) and the Administrative Council of Economic Defense (CADE), under the applicable Brazilian antitrust merger control law. The review of the merger by the Brazilian competition authorities usually does not prevent the parties from completing the merger. In complex merger cases the Brazilian antitrust authorities may prevent the parties from closing a transaction before CADE’s approval, by way of an injunction or an APRO (Agreement designed to Preserve the Reversibility of the Transaction).

Federal Securities Laws Consequences

Shares of VeriFone common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of VeriFone common stock issued to any Hypercom stockholder who may be deemed to be an “affiliate” of VeriFone after the completion of the merger. This proxy statement/prospectus does not cover resales of VeriFone common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

New York Stock Exchange Listing

The shares of VeriFone common stock to be issued in the merger will be listed for trading on the New York Stock Exchange. If the merger is complete, Hypercom common stock will no longer be registered under the Exchange Act or listed for trading on the New York Stock Exchange.

Litigation Related to the Merger

In connection with the announced merger, several purported class action lawsuits have been filed in Arizona and Delaware state courts alleging variously, among other things, that the board of directors of Hypercom breached its fiduciary duties in not securing a higher price in the merger and that VeriFone, Hypercom, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. aided and abetted that alleged breach. The actions seek injunctive relief and unspecified damages.

No Dissenters’ or Appraisal Rights

No dissenters’ or appraisal rights are available to Hypercom stockholders in connection with the merger.

Executives; Executive Compensation; Stock Ownership of Directors, Executive Officers and Five Percent Stockholders

Information concerning current directors and officers of VeriFone, executive compensation and ownership of VeriFone common stock by VeriFone’s management and principal stockholders is set forth in VeriFone’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010, filed with the SEC on December 21, 2010, and is incorporated herein by reference. See “Where You Can Find More Information” on page 117.

Information concerning current directors and executive officers of Hypercom, aggregate executive compensation, certain relationships and related transactions and ownership of Hypercom common stock by Hypercom’s management and principal is set forth in Hypercom’s Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 2009, filed with the SEC on March 12, 2010 and December 1, 2010, respectively, and the proxy statement for Hypercom’s 2010 annual meeting of stockholders filed with the SEC on April 26, 2010, and is incorporated herein by reference. See “Where You Can Find More Information” on page 117.

Interests of Certain Persons in the Merger

In considering the recommendations of Hypercom’s board of directors with respect to the merger, Hypercom stockholders should be aware that certain officers of Hypercom have agreements or arrangements that provide them interests in the merger that may be different from, or in addition to, the interests of the other stockholders of Hypercom. Hypercom’s board of directors was aware of these agreements during its deliberations of the merits of the merger and in determining to recommend to Hypercom stockholders that they vote for the proposal to approve and adopt the merger agreement and approve the merger and the agreements.

Common Stock

As of December 28, 2010, the executive officers and directors of Hypercom and their respective affiliates held an aggregate of approximately 1.47% of outstanding Hypercom common stock, including restricted stock and excluding stock options, which will be treated in the merger in the same manner as shares of Hypercom common stock held by other stockholders of Hypercom.

Hypercom Stock Options, Restricted Stock and Hypercom Warrants

As of December 28, 2010, the total number of shares of Hypercom common stock issuable upon the exercise of stock options held by the executive officers and directors of Hypercom as a group (12 persons) was 2,633,922. These options have exercise prices ranging from $0.96 to $13.38 per share and a weighted average exercise price of $4.46 per share. These options and all other Hypercom stock options outstanding at the time of the merger will be assumed by VeriFone and solely exercisable for VeriFone common stock following the merger. Prior to the completion of the merger, all Hypercom stock options and restricted stock that were outstanding on November 17, 2010, the date that the merger agreement was entered into, will be fully vested. Holders of restricted stock will receive the same merger consideration as other holders of Hypercom common stock: 0.23 shares of VeriFone common stock for each share of Hypercom common stock, with any unvested stock issued after November 17, 2010 and not subject to acceleration by the terms of the applicable award or under the Hypercom Change of Control Plan continuing to be subject to vesting restrictions.

As of December 28, 2010, there is an outstanding warrant to purchase 10,544,000 shares of Hypercom common stock held by FP Hypercom Holdco, LLC, whose affiliate, Francisco Partners II, L.P., has the right to nominate two candidates for election to Hypercom’s board of directors if certain conditions are met. Francisco Partners II, L.P. has used its right to appoint two directors, Keith Geeslin and Thomas Ludwig.

Change of Control Plan

Under the Hypercom Change of Control Plan, as amended November 15, 2010 by the compensation committee of Hypercom’s board of directors and ratified by the board, approximately 92 employees are entitled to severance benefits if they are terminated following a change of control (as defined). The Change of Control Plan was initially implemented to incentivize key employees to remain with Hypercom despite the publicly announced desire of VeriFone to acquire Hypercom, the willingness of Verifone to sell off Hypercom’s U.S. operations if needed to address potential competitive concerns and concerns that in light of the ongoing events, key employees may be solicited by competitors. The Change of Control Plan was amended on November 15, 2010 to assure its effectiveness in the merger transaction and to incentivize key employees to remain with Hypercom through any transition period or beyond.

The Change of Control Plan also covers certain senior officers and generally codifies benefits that they had in pre-existing arrangements. With respect to Philippe Tartavull, Thomas Sabol, Scott Tsujita, Douglas Reich and Shawn Rathje, the Change of Control Plan provides for payment of a retention bonus to each of these individuals upon the closing of the merger or their earlier termination of employment without cause or resignation for good reason. Further, each individual will be entitled to company-paid continuing healthcare coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (COBRA) for a specified period and accelerated vesting of any equity awards held upon any such termination occurring prior to the merger or within 12 months thereafter. The estimated cash value of benefits available to such named executive officers under the amended Change of Control Plan are summarized in the table below.

Name(1)	Title	Retention Bonus		COBRA Premiums	Relocation Expenses		Equity Awards(4)	Total
Philippe Tartavull	Chief Executive Officer and President	$675,000	(2)	$32,400	$75,000	(3)	$4,274,550	$5,056,950
Thomas Sabol	Chief Financial Officer	$450,000		$32,400	—		$1,871,650	$2,354,050
Scott Tsujita	Senior Vice President, Finance, Treasury and Investor Relations	$192,077		$7,200	—		$208,200	$407,477
Douglas Reich	Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary	$223,000		$18,000	—		$375,400	$616,400
Shawn Rathje	Chief Accounting Officer and Corporate Controller	$182,000		$21,600	—		$421,100	$624,700

(1)	Henry Gaillard resigned on December 13, 2010 and is not entitled to benefits under the Change of Control Plan. See Hypercom’s Form 8-K filed on December 16, 2010 for more information.
(2)	Upon completion of the merger Mr. Tartavull will be entitled to a cash retention bonus equal to his base salary for the greater of 18 months or the period remaining until December 30, 2012, the termination date of his employment agreement with Hypercom. Because the amount set forth in the table above represents 18 months of Mr. Tartavull’s base salary, this amount will increase if the merger is completed before June 30, 2011. The pre-existing change of control arrangements for Messrs. Sabol and Rathje were set to expire by their terms in April 2011 and February 2011, respectively, but such terms have been replaced and superseded by the Change of Control Plan.
(3)	In addition to the benefits provided by the Change of Control Plan, Mr. Tartavull will be entitled under his employment agreement with Hypercom to reimbursement of reasonable moving expenses to relocate his primary residence during a period of six months following his termination of employment without cause or resignation for good reason within 12 months following the merger.
(4)

The amounts listed in this column represent the intrinsic value of all outstanding equity awards for each executive officer, including vested and unvested awards or portions thereof, as of the date of signing of the merger agreement and as if the closing of the merger had occurred as of such date (based on the closing market price of $31.84 for VeriFone common stock on November 16, 2010). The board of directors of

Hypercom has approved accelerated vesting in full of all Hypercom equity awards outstanding on November 17, 2010, including those held by the executive officers, effective ten days prior to the expected closing date of the merger (without regard to whether a qualifying termination has occurred).

Employee Benefits

Please refer to “The Merger Agreement—Employee Benefits” on page 90 for a discussion of the employee benefits to be provided to Hypercom employees, including any executive officers, who remain at the combined company following the merger.

Support Agreement

In connection with the merger, VeriFone has entered into a support agreement with FP Hypercom Holdco, LLC and Francisco Partners II, L.P. pursuant to which, among other things, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. agreed to vote any shares of Hypercom common stock owned by them (including any shares of Hypercom common stock that may be issued to FP Hypercom Holdco, LLC upon exercise of the Hypercom warrant held by it) in favor of the merger and against competing acquisition proposals, in each case subject to and on the conditions set forth in the support agreement. As of the record date, FP Hypercom Holdco, LLC holds a warrant to purchase 10,544,000 shares of Hypercom common stock (which, if exercised as of the record date, would have represented approximately 15.8% of the outstanding shares of Hypercom common stock) but based on information received from Francisco Partners II, L.P. neither Francisco Partners II, L.P. nor FP Hypercom Holdco, LLC holds any shares of Hypercom common stock. Accordingly, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. will not be entitled to vote at the special meeting. For a discussion of this support agreement, see “Other Material Agreements Relating to the Merger—Support Agreement” on page 99.

Indemnification and Insurance

Pursuant to the merger agreement, VeriFone has agreed that, after the effective time of the merger, it will provide certain indemnification and liability insurance benefits to present and former directors and officers of Hypercom. See “The Merger Agreement—Indemnification and Insurance” on page 98.

The Merger Agreement

This section of the proxy statement/prospectus describes the material provisions of the merger agreement. Because the description of the merger agreement contained in this proxy statement/prospectus is a summary, it does not contain all of the information that may be important to you. You should carefully read the entire copy of the merger agreement attached as Annex A to this proxy statement/prospectus, which is hereby incorporated into this proxy statement/prospectus by reference, before you decide how to vote.

The representations, warranties and covenants contained in the merger agreement and described in this proxy statement/prospectus:

•	were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments;

•

may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures, for the purposes of allocating risk between parties to the merger agreement instead of establishing these matters as facts; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors.

Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. The representations and warranties contained in the merger agreement do not survive the effective time of the merger. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by VeriFone and Hypercom.

Structure of the Merger

The merger agreement provides for the merger of Honey Acquisition Co., a newly formed and direct, wholly owned subsidiary of VeriFone, into Hypercom. After the merger, Hypercom will become a direct, wholly owned subsidiary of VeriFone.

Completion and Effectiveness of the Merger

We will complete the merger as promptly as practicable, but in no event later than the third business day after the last of the conditions to completion are satisfied or waived, or at such other time or date as the parties to the merger agreement may mutually agree.

The merger will become effective at the time when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware.

Conversion of Hypercom Common Stock in the Merger

Each share of Hypercom common stock issued and outstanding at the effective time of the merger, other than shares owned by VeriFone, Honey Acquisition Co. or any other direct or indirect subsidiary of VeriFone or shares that are owned by Hypercom or its direct or indirect subsidiaries that in each case are not held on behalf of third parties, will convert into the right to receive 0.23 shares of common stock, par value $0.01 per share, of VeriFone.

VeriFone will not issue any fractional shares. Instead, Hypercom stockholders will receive a cash payment in accordance with the terms of the merger agreement, as described below in “—Fractional Shares.”

Exchange Procedures

You should not send stock certificates with your proxy card and should not surrender stock certificates prior to the adoption of the merger agreement and approval of the merger by Hypercom stockholders and the receipt of a transmittal form.

Fractional Shares

Each Hypercom stockholder who would otherwise have been entitled to receive a fraction of a share of VeriFone common stock will receive cash, without interest and rounded to the nearest whole cent, an amount determined by multiplying such fraction by the per share closing price of VeriFone common stock on the New York Stock Exchange on the last trading day immediately prior to the closing date.

Dividends and Distributions

All shares of VeriFone common stock to be issued pursuant to the merger shall be deemed issued and outstanding as of the effective time of the merger. Whenever a dividend or other distribution is declared by VeriFone in respect of VeriFone common stock, and the record date for the dividend or distribution is on or after the date of the effective time of the merger, the declaration will include those dividends or other distributions in respect of all VeriFone common stock issued or issuable pursuant to the merger agreement. No dividends or other distributions with respect to VeriFone common stock will be paid unless a Hypercom share certificate is surrendered.

Transfer of Ownership and Lost Stock Certificates

If a Hypercom share certificate has been lost, stolen or destroyed, the Hypercom stockholder may need to deliver an affidavit or bond prior to receiving a VeriFone stock certificate.

Hypercom’s Representations and Warranties

Hypercom made a number of representations and warranties to VeriFone in the merger agreement. These representations and warranties include representations as to:

•	corporate organization, good standing and qualification to do business of Hypercom and its subsidiaries;

•	the governing documents of Hypercom and its subsidiaries;

•	Hypercom’s capital structure;

•	authorization of the merger agreement by Hypercom;

•	enforceability of the merger agreement;

•	the fairness opinion received by Hypercom from UBS;

•	governmental consents, filings and regulatory approvals necessary to complete the merger;

•	the merger not conflicting with the organizational documents or material contracts of Hypercom or its subsidiaries or applicable laws;

•	contracts that limit the type of business in which Hypercom or its subsidiaries may engage or the manner or locations in which any of them may so engage in any business;

•	Hypercom’s filings with the SEC, including financial statements, and the accuracy of the information contained therein;

•	absence of certain changes, events or material adverse effects involving Hypercom or its subsidiaries since the most recent audited balance sheet;

•	litigation and liabilities involving Hypercom or its subsidiaries;

•	employee benefit plans of Hypercom and its subsidiaries;

•	compliance with laws and regulatory matters by Hypercom and its subsidiaries;

•	the inapplicability of takeover statutes and any anti-takeover provisions in Hypercom’s certificate of incorporation or bylaws;

•	environmental matters relating to Hypercom and its subsidiaries;

•	taxes and tax matters relating to Hypercom and its subsidiaries;

•	Hypercom’s and its subsidiaries’ labor relations;

•	intellectual property matters involving Hypercom and its subsidiaries;

•	transactions between Hypercom and its subsidiaries, on the one hand, and Hypercom’s affiliates, on the other hand;

•	Hypercom’s and its subsidiaries’ insurance;

•	Hypercom’s material contracts and governmental contracts;

•	Hypercom’s good and marketable title to property;

•	lease agreements of Hypercom and its subsidiaries;

•	Hypercom’s warranties and product liability;

•	product certifications given or granted;

•	Hypercom’s inventories;

•	possession of and compliance with all licenses necessary to conduct Hypercom’s business;

•	absence of any violation to the U.S. Foreign Corrupt Practice Act of 1977;

•	absence of any sanctions by the Office of Foreign Assets Control;

•	brokers and finders;

•	neither Hypercom nor its subsidiaries is an investment company as defined in the Investment Company Act of 1940;

•	the inapplicability of Hypercom’s rights agreement; and

•	reorganization treatment of the merger.

VeriFone’s and Honey Acquisition Co.’s Representations and Warranties

VeriFone and Honey Acquisition Co. made a number of representations and warranties to Hypercom in the merger agreement. These representations and warranties include representations as to:

•	corporate organization, good standing and qualification to do business of VeriFone, Honey Acquisition Co. and VeriFone’s subsidiaries;

•	the certificate of incorporation and bylaws of VeriFone and its subsidiaries;

•	capitalization of Honey Acquisition Co.;

•	VeriFone’s capital structure;

•	authorization of the merger agreement by VeriFone;

•	enforceability of the merger agreement;

•	VeriFone common stock to be issued pursuant to the merger;

•	governmental consents, filings and regulatory approvals necessary to complete the merger;

•	the merger not conflicting with the organizational documents or material contracts of VeriFone or its significant subsidiaries or applicable laws;

•	VeriFone’s filings with the SEC, including financial statements, and the accuracy of the information contained therein;

•	absence of certain changes, events or material adverse effects involving VeriFone or its subsidiaries since the most recent audited balance sheet;

•	litigation and liabilities involving VeriFone or its subsidiaries;

•	brokers and finders;

•	none of VeriFone, Honey Acquisition Co., or any of their affiliates being an interested stockholder of Hypercom for purposes of Section 203 of the Delaware General Corporation Law;

•	compliance with laws and regulatory matters by VeriFone and VeriFone’s significant subsidiaries; and

•	reorganization treatment of the merger.

The representations and warranties contained in the merger agreement are complicated and not easily summarized. You are urged to read carefully Sections 5.1 and 5.2 of the merger agreement entitled “Representations and Warranties of the Company” and “Representations and Warranties of Parent and Merger Sub.” The representations and warranties of Hypercom and VeriFone are qualified by disclosure schedules and as to “materiality” and “material adverse effect.”

Hypercom’s Conduct of Business Before Completion of the Merger

Pursuant to the terms of the merger agreement, Hypercom has agreed that until the effective time of the merger, or unless VeriFone approves in writing, Hypercom and its subsidiaries’ business will be conducted in the ordinary and usual course and Hypercom and its subsidiaries will use reasonable best efforts to:

•	preserve their business organizations intact; and

•

maintain existing relations and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its subsidiaries’ present employees and agents.

In addition, Hypercom has also agreed that until the effective time of the merger, subject to specified exceptions, unless VeriFone approves in writing, it will not, and none of its subsidiaries will:

•	amend its certificate of incorporation, bylaws or other applicable governing instruments;

•	split, combine, subdivide or reclassify its outstanding shares of capital stock;

•	declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock;

•	repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

•

merge or consolidate itself or any of its subsidiaries with any other person or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

•

spend in excess of $6,500,000 individually or $10,000,000 in the aggregate to acquire any business, subject to certain conditions, including that any such acquisition not prevent, delay or impair Hypercom’s ability to consummate the transaction;

•

incur any indebtedness, except for (A) drawings under and refinancings or replacements of Hypercom’s or any of its subsidiaries’ current credit agreements in an amount not to exceed $25,000,000 in the aggregate at any one time outstanding, (B) other indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices not to exceed $10,000,000 in the aggregate, or (C) interest rate or currency swaps on customary commercial terms consistent with past practice and in compliance with its risk management policies in effect on the date of the merger agreement and not to exceed $5,000,000 of notional debt in the aggregate;

•

make or commit to any capital expenditures other than in the ordinary course of business and in any event not in excess of the aggregate amount reflected in Hypercom’s capital expenditure budget for the year in which such capital expenditures are made;

•

transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of Hypercom’s assets, product lines or businesses or of its subsidiaries, except for dispositions of assets with a fair market value not in excess of $10,000,000 in the aggregate, other than pursuant to contracts in effect as of the date of the merger agreement;

•

issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of any shares of, or securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire shares of, its capital stock or of any its subsidiaries, subject to certain exceptions, including the issuance of shares pursuant to existing options, warrants and awards;

•	make any change with respect to accounting policies or procedures, except as required by changes in GAAP or by law;

•	except as required by law:

•

make any material tax election or take any position on any tax return filed on or after the date of the merger agreement or adopt any method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar tax returns in prior periods;

•	settle or resolve any material tax controversy, claim or assessment;

•	enter into any material closing agreement;

•	waive or extend any statute of limitations with respect to taxes; or

•	surrender any right to claim a refund for taxes; waive or extend any statute of limitations with respect to taxes or surrender any right to claim a refund for taxes;

•	make any loans, advances or capital contributions to or investments in any person in excess of $1,000,000 individually or $2,000,000 in the aggregate;

•

enter into any non-competition contract or any other contract that (i) purports to limit in any material respect either the type of business in which Hypercom or its subsidiaries (or, after the effective time of the merger, VeriFone or its affiliates) may engage or the manner or locations in which any of them may so engage in any business or (ii) could require the disposition of any material assets or line of business of Hypercom or its subsidiaries or, after the effective time of the merger, VeriFone or its affiliates;

•

grant or provide any severance or termination payments or benefits, increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of its directors, officers or employees, except in the ordinary course of business consistent with past practices;

•	establish, adopt, amend or terminate any of its benefit plans or amend the terms of any outstanding equity-based awards;

•

subject to certain exceptions, take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any of its benefit plans, to the extent not already provided in those benefit plans;

•

change any actuarial or other assumptions used to calculate funding obligations with respect to any benefit plan or change the manner in which contributions to those plans are made or the basis on which contributions are determined, except as may be required by GAAP;

•	forgive any loans to any of its or of any of its subsidiaries’ directors, officers or employees;

•

amend, modify or terminate any material contract or cancel, modify or waive any debts or claims held by it or waive any rights other than in the ordinary course of business having a value in excess of $1,000,000;

•	settle any litigation if the settlements would exceed $1,000,000 in the aggregate; and

•	take any action that is reasonably likely to result in any of the conditions to its obligations to consummate the merger not to be satisfied.

In addition, VeriFone has also agreed that, until the effective time of the merger, it will not and will not permit its subsidiaries to take any action that is reasonably likely to result in any of the conditions to its obligations to consummate the merger not to be satisfied.

No Solicitation of Acquisition Proposals by Hypercom

The merger agreement provides that neither Hypercom nor any of its subsidiaries nor any of the officers and directors of Hypercom or its subsidiaries will, and that Hypercom will instruct and cause its and its subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives not to, directly or indirectly:

•	initiate, solicit, or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any person relating to, any acquisition proposal; or

•	otherwise knowingly facilitate any effort or attempt to make an acquisition proposal.

Under the merger agreement, an “acquisition proposal” is:

•

any proposal or offer with respect to a merger, joint venture, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving Hypercom; or

•

any acquisition by any person resulting in (or any proposal or offer to acquire in any manner which if consummated would result in) any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions 15% or more of the total voting power or of any class of equity securities of Hypercom or any of its subsidiaries, or 15% or more of the consolidated total assets of Hypercom and its subsidiaries taken as a whole, in each case other than the merger with VeriFone.

The merger agreement does not prevent Hypercom from doing the following prior to, but not after, the receipt of the vote of a majority of the holders of the outstanding shares of Hypercom common stock entitled to vote at the special meeting:

•

providing information in response to a request by a person who has made an unsolicited bona fide written acquisition proposal if the board of directors receives from the person requesting such information an executed confidentiality agreement on terms not less restrictive to such person than those contained in the confidentiality agreement between Hypercom and VeriFone;

•	engaging or participating in any discussions or negotiations with any person who has made an unsolicited bona fide written acquisition proposal; or

•	approving, recommending, or otherwise declaring advisable such an acquisition proposal to Hypercom stockholders;

if and only to the extent that, in each case, Hypercom’s board of directors determines in good faith after consultation with outside legal counsel and financial advisors that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, and Hypercom’s board of directors has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such acquisition proposal constitutes a superior proposal (or in the case of the first two bullet points above, is reasonably likely to result in a superior proposal). In addition, during the two-business-day period prior to taking any action described in the third bullet point above, Hypercom must negotiate in good faith with VeriFone, if requested by VeriFone, any revisions to the terms of the merger agreement.

Under the merger agreement, a “superior proposal” is an unsolicited bona fide written acquisition proposal involving 80% or more of the assets (on a consolidated basis) or the total voting power of the equity securities of Hypercom that Hypercom’s board of directors has determined in its good faith judgment is reasonably capable of being consummated in accordance with its terms, and that, taking into account all legal, financial and regulatory aspects of the proposal and the person making the proposal, if consummated, would result in a transaction more favorable to Hypercom’s stockholders than the transaction contemplated by the merger agreement.

In addition, Hypercom has agreed, pursuant to the merger agreement, that it will promptly disclose to VeriFone any non-public information provided to any third-party pursuant to a request by a third-party who has made an unsolicited bona fide written acquisition proposal and executed a confidentiality agreement on terms not less restrictive than those contained in the confidentiality agreement between Hypercom and VeriFone.

Changes in Hypercom’s Board of Directors’ Recommendation

Under the merger agreement, Hypercom has also agreed that subject to certain exceptions, the board of directors of Hypercom may not:

•

withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to VeriFone, its recommendation to Hypercom stockholders with respect to the merger; or

•	cause or permit Hypercom to enter into any alternative acquisition agreement relating to any acquisition proposal.

The Hypercom board of directors may make an adverse recommendation change or recommend a superior proposal if the board of directors determines in good faith, after consultation with its outside counsel and financial advisors, that failure to take such action would be inconsistent with the directors’ fiduciary obligations under applicable law, either in connection with:

•	a superior proposal; or

•

as a result of a fact, event, circumstance, development or a change in circumstances or facts that was not known (or if known, the magnitude and material consequences of which were not known) by the board of directors as of the date of the merger agreement.

Hypercom must provide VeriFone with two-business-days notice prior to taking any such action, and during the two-business-day period, it must negotiate in good faith with VeriFone revisions to the merger agreement, if requested by VeriFone. Following the two-business-day period, Hypercom may take action with respect to a superior proposal only if the proposal continues to be a superior proposal in light of any revisions to the merger agreement proposed by VeriFone.

Solicitation of Votes

The merger agreement provides that Hypercom will take, in accordance with applicable law and its certificate of incorporation and bylaws, all action necessary to convene a meeting of holders of Hypercom common stock as promptly as practicable after the registration statement of which this proxy statement/

prospectus forms a part is declared effective to consider and vote upon the adoption of the merger agreement and approval of the merger and to cause such vote to be taken. Except on the determination of the occurrence of a superior proposal and during such time as there remains a superior proposal or as Hypercom’s board of directors may determine in good faith, after consultation with its outside legal counsel, in order to comply with its fiduciary duties under applicable law, Hypercom’s board of directors will recommend such adoption and approval and will take all lawful action to solicit such adoption. Hypercom’s obligation to call, give notice of, convene and hold the stockholders meeting will not be limited to or otherwise affected by the commencement, disclosure, announcement or submission of any acquisition proposal to Hypercom.

Effect on Hypercom Stock Options and Hypercom Restricted Stock Awards

Prior to the effective time of the merger, Hypercom will take actions to fully vest all Hypercom stock options and restricted stock awards that were outstanding on November 17, 2010, the date that VeriFone and Hypercom entered into the merger agreement. In addition, certain senior officers are entitled to vesting of any equity awards held upon termination of employment without cause or resignation for good cause occurring prior to the merger or within 12 months thereafter. See “Interests of Certain Persons in the Merger—Change of Control Plan.” At the effective time of the merger, each outstanding option to purchase Hypercom common stock, whether vested or unvested, will be converted into an option to acquire a number of shares of VeriFone common stock equal to the product of (x) the number of shares of Hypercom common stock subject to an option and (y) the exchange ratio of 0.23, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Hypercom common stock of such outstanding option immediately prior to the effective time divided by (B) 0.23. Holders of restricted stock will receive the same merger consideration as other holders of Hypercom common stock: 0.23 shares of VeriFone common stock for each share of Hypercom common stock, with any unvested stock issued after November 17, 2010 and not subject to acceleration by the terms of the applicable award or under the Hypercom Change of Control Plan continuing to be subject to vesting restrictions.

As soon as reasonably practicable (but not more than five days) after the effective time of the merger, VeriFone will file a registration statement on Form S-8 and use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Hypercom stock plans or other benefit plans remain in effect and such registration continues to be required.

Effect on Hypercom Warrants

At the effective time of the merger, each outstanding warrant to purchase shares of Hypercom common stock will be converted into a warrant to acquire a number of shares of VeriFone common stock equal to the product of (x) the number of shares of Hypercom common stock subject to such warrant and (y) the exchange ratio of 0.23, at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Hypercom common stock for such warrant immediately prior to the effective time divided by (B) 0.23. Following the effective time of the merger, each Hypercom warrant will continue to be governed by the same terms and conditions as were applicable under such warrant immediately prior to the effective time of the merger.

Employee Benefits

For a period ending not earlier than 12 months following the closing of the merger, employees of Hypercom and its subsidiaries who continue their employment after the effective time of the merger will be provided with employee benefits under either:

•	the employee benefit programs applicable to similarly situated employees of VeriFone; or

•	the employee benefit programs applicable to affected employees immediately prior to the effective time, as determined in the sole discretion of VeriFone.

VeriFone will, and will cause Hypercom to, honor and pay from and after the effective time any bonus payment obligations of Hypercom and each subsidiary of Hypercom properly accrued on Hypercom’s financial statements in accordance with GAAP for Hypercom’s fiscal year (or any portion thereof) ending with or before the effective time under bonus plans of Hypercom and its subsidiaries in accordance with their terms as in effect immediately prior to the effective time. With respect to any benefit plan, program or arrangement, VeriFone will recognize the service of employees of Hypercom and its subsidiaries (and any of their predecessors) prior to the effective time of the merger for purposes of eligibility, vesting, level of benefits and benefit accruals, except with respect to any defined benefit pension plan and to the extent such recognition would result in a duplication of benefits.

With respect to any welfare plan in which employees of Hypercom and its subsidiaries and their covered dependents are eligible to participate after the effective time, VeriFone will, and will cause Hypercom to use reasonable best efforts to, waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and covered dependents to the extent such conditions were satisfied, inapplicable or waived under the welfare plans of Hypercom and its subsidiaries prior to the effective time, and (ii) provide each such employee and covered dependent with credit for any co-payments, deductibles and maximum out-of pocket requirements paid or incurred prior to the effective time in satisfying any analogous deductible or maximum out-of-pocket requirements to the extent applicable under any such plan.

VeriFone will also cause Hypercom to honor all of its obligations under its compensation and benefit plans, and compensation and severance arrangements and agreements, in accordance with their terms as in effect immediately prior to the effective time; VeriFone and Hypercom may, however, amend or terminate any particular compensation and benefit plan to the extent permitted by its terms or applicable laws. VeriFone will cause Hypercom to provide affected employees whose employment terminates during the 12-month period following the effective time of the merger with severance benefits at levels no less than and pursuant to the terms of either Hypercom’s severance policy as in effect on the date of the merger agreement or under VeriFone’s severance policy, as determined in the sole discretion of VeriFone. VeriFone will not be obligated to provide these benefits to individuals who are parties to individual agreements providing severance or termination benefits or entitled to severance or termination benefits under Hypercom’s Change of Control Plan.

Conditions to Completion of the Merger

Mutual Conditions. The obligations of VeriFone and Hypercom to complete the merger are subject to the satisfaction or waiver, at or prior to the effective time of the merger, of each of the following conditions, among others:

•	the adoption of the merger agreement by Hypercom’s stockholders;

•

unless VeriFone and Hypercom have agreed after consultation with their respective outside counsel that no filing under the HSR Act is required, the expiration or the termination of the waiting period applicable to the completion of the merger under the HSR Act and all governmental consents and any other notification, waiting period, or approval requirements under the comparable antitrust or competition laws of other applicable foreign jurisdictions in which either party has operations or from which either party derives revenues (which in either case are not de minimis) and which are legally required to be made or obtained at or prior to the effective time of the merger must have been made or obtained without the imposition of any term, condition or consequence the acceptance of which would be reasonably likely to have a material adverse effect on Hypercom or VeriFone or the requirement to divest, hold separate or license assets or businesses (other than divestitures of businesses or assets that produced aggregate gross revenues in an amount not in excess of $124 million (or a higher amount, if agreed to by VeriFone) during the 2009 fiscal year);

•	the approval for listing on the NYSE of the VeriFone common stock issuable to Hypercom stockholders;

•

no court or governmental entity of competent jurisdiction having enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order that is in effect and restrains, enjoins or otherwise prohibits completion of the merger or the other transactions contemplated by the merger agreement;

•

the registration statement of which this proxy statement/prospectus is a part having become effective under the Securities Act, no stop order suspending the effectiveness of the registration statement having been issued, and no proceeding for that purpose having been initiated or threatened, by the SEC;

•	VeriFone having received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated in the merger agreement;

•

if one or more asset purchase agreements have been entered into for asset dispositions in connection with regulatory matters, then (i) all of the conditions to the closing under such asset purchase agreements having been satisfied or waived, and (ii) Hypercom and the applicable transferee having effectuated the applicable disposition and unless VeriFone otherwise consents (such consent not to be unreasonably withheld), without deviation from the terms set forth in each such asset purchase agreement;

•

each of Hypercom and VeriFone having received a written opinion from its respective counsel to the effect that the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code for U.S. federal income tax purposes;

•

the representations and warranties of the other party set forth in the merger agreement (i) which are qualified by a material adverse effect qualification, must be true and correct in all respects as so qualified and (ii) which are not so qualified, must be true and correct, in each case at and as of the closing date as if made on the closing date, except that this condition will be deemed to have been satisfied even if the representations or warranties are not so true and correct unless the failure of the representations or warranties to be so true and correct, individually or in the aggregate, has had, or is reasonably likely to have, a material adverse effect on the other party;

•	the other party having performed in all material respects all obligations required to be performed by it under the merger agreement at or prior to the closing date; and

•

there not having occurred any event, occurrence, discovery or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a material adverse effect on the other party.

Additional VeriFone Conditions. VeriFone’s obligation to complete the merger is also subject to the satisfaction or waiver by VeriFone at or prior to the effective time of the merger of the following conditions, among others:

•

the representations and warranties of Hypercom relating to the fully-diluted capitalization of Hypercom must be true and correct on the date of the merger agreement and at the effective time as though made on and as of the effective time, other than:

•	changes in capitalization due to any permitted capitalization change; and

•	other deviations in Hypercom’s actual fully-diluted capitalization by an amount that does not exceed one percent of such fully-diluted capitalization;

•	no court or governmental entity of competent jurisdiction having instituted any suit, action or proceeding seeking to:

•

prohibit completion of the merger or prohibit, limit, restrain or impair VeriFone’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of Hypercom or of VeriFone, other than with respect to the disposition of businesses or assets that, in the aggregate, exceed the threshold of $124 million of aggregate gross revenues during the 2009 fiscal year as set forth in the merger agreement; or

•	prohibit or limit VeriFone’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to Hypercom;

•	the receipt of “payoff” letters under Hypercom’s credit facilities; and

•	the resignation of each director of Hypercom effective as of the closing.

Determination of Material Adverse Effect

Under the terms of the merger agreement, a “VeriFone material adverse effect” is defined to mean a material adverse effect on the financial condition, assets, liabilities, business or results of operations of VeriFone and its subsidiaries taken as a whole, or a material adverse effect on the ability of VeriFone or Honey Acquisition Co. to consummate the transactions contemplated by the merger agreement, except that the following are excluded from the definition of VeriFone material adverse effect and from the determination of whether such a VeriFone material adverse effect has occurred:

•

changes in general political, economic or market (including currency) conditions, or in the industry in which VeriFone and its subsidiaries operate, except to the extent such changes or conditions disproportionately affect in any material respect VeriFone and its subsidiaries, taken as a whole, as compared to other persons engaged in similar businesses;

•

acts of terrorism or war (whether or not declared) or natural disasters occurring after the date of the merger agreement, except to the extent such changes or conditions disproportionately affect in any material respect VeriFone and its subsidiaries, taken as a whole, as compared to other persons engaged in similar businesses;

•

the merger agreement, the merger and other transactions contemplated thereby, or the announcement or performance thereof, including any negative impact on or disruption in relationships with customers, suppliers, distributors, employees or similar relationships;

•

the taking of any action required by the merger agreement or expressly approved or permitted in writing by Hypercom or reasonably required to obtain the approval of any governmental entity or the failure to take any action prohibited by the merger agreement;

•	changes in the price or trading volume of VeriFone’s stock (provided that the occurrence which caused or contributed to such change in market price or trading volume shall not be excluded);

•	any failure by VeriFone to meet public or internal revenue, earnings or other projections, in and of itself; and

•	changes in law or any applicable accounting regulations or principles or the interpretations thereof.

Under the terms of the merger agreement, a “Hypercom material adverse effect” is defined to mean a material adverse effect on the financial condition, assets, liabilities, business or results of operations of Hypercom and its subsidiaries taken as a whole, or a material adverse effect on the ability of Hypercom to consummate the transactions contemplated by the merger agreement, except that the following are excluded from the definition of Hypercom material adverse effect and from the determination of whether such a Hypercom material adverse effect has occurred:

•

changes in general political, economic or market (including currency) conditions, or in the industry in which Hypercom and its subsidiaries operate, except to the extent such changes or conditions disproportionately affect in any material respect Hypercom and its subsidiaries, taken as a whole, as compared to other persons engaged in similar businesses;

•

acts of terrorism or war (whether or not declared) or natural disasters occurring after the date of the merger agreement, except to the extent such changes or conditions disproportionately affect in any material respect Hypercom and its subsidiaries, taken as a whole, as compared to other persons engaged in similar businesses;

•

the merger agreement, the merger and other transactions contemplated thereby, or the announcement or performance thereof, including any negative impact on or disruption in relationships with customers, suppliers, distributors, employees or similar relationships;

•	changes in the price or trading volume of Hypercom’s stock (provided that the occurrence which caused or contributed to such change in market price or trading volume shall not be excluded);

•	any failure by Hypercom to meet public or internal revenue, earnings or other projections, in and of itself;

•	changes in law or any applicable accounting regulations or principles or the interpretations thereof;

•

the taking of any action required by the merger agreement or expressly approved or permitted in writing by VeriFone or reasonably required to obtain the approval of any governmental entity or the failure to take any action prohibited by the merger agreement; and

•

any legal proceedings commenced or threatened by any of the current or former stockholders of Hypercom (on their own behalf or on behalf of Hypercom) against Hypercom that assert allegations of a breach of fiduciary duty or violations of securities laws relating to the merger agreement or the transactions contemplated by the merger agreement.

The conditions to each of the parties’ obligations to consummate the merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable law.

Reasonable Best Efforts Covenant

Under the merger agreement and subject to the terms and conditions of the merger agreement, VeriFone and Hypercom have each agreed to cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under the merger agreement and applicable laws to complete the merger.

VeriFone has agreed that “reasonable best efforts” includes a requirement by VeriFone to agree to sell or otherwise dispose of, and to sell or otherwise dispose of, businesses or assets that, subject to certain exceptions, in the aggregate, produced aggregate gross revenues in an amount not in excess of $124 million for VeriFone or Hypercom during the 2009 fiscal year, if such action should be reasonably necessary to cause the closing conditions to be met in the merger agreement. Except with respect to this covenant, the merger agreement provides that VeriFone will not be required to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the effective time of the merger, any assets, licenses, operations, rights, product lines, businesses or interest therein of VeriFone or Hypercom (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Hypercom of any of its assets, licenses, operations, rights, product lines, businesses or interest therein, loss of ability to set off for tax purposes in the future any and all losses accumulated by Hypercom or to any agreement by Hypercom to take any of the foregoing actions) or to agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of VeriFone’s ability to own or operate, of any such assets, licenses, product lines, businesses or interests therein or VeriFone’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of Hypercom.

In addition, so long as VeriFone requests, and subject to certain limitations, Hypercom has agreed to use reasonable best efforts as promptly as practicable to effectuate the disposition of portions of its business identified by VeriFone as reasonably necessary to satisfy the conditions to closing in the merger agreement.

Additional Covenants

Non-Solicitation of Employees. VeriFone and Hypercom have agreed that through the earlier of the effective time of the merger (if the closing occurs) and the six-month period following termination of the merger agreement (if the closing does not occur), neither will solicit for hire certain specified officers or key employees of the other party, or, except where this restriction is prohibited by law, hire any such employee. However, nothing in the merger agreement prohibits solicitation and hiring by means of a general advertisement not directed at any particular individual or the employees of the other party generally, or responding to and hiring an employee of the other party who initiates contact with the applicable party, provided that such contact is not solicited by the applicable party.

Certain Communications. In addition, VeriFone and Hypercom have agreed that they will not seek to effect, announce or communicate any potential reduction or elimination of the other party’s products or services or change in the pricing thereof.

Damages. In the case of the first breach, if any, of either of the two covenants described above, the breaching party will have three days in which to cure the breach. If the initial breach is not cured within this three-day period, or if there is any subsequent breach, the breaching party must pay the other party, within three business days of notice of the breach, $1 million. However, these amounts must only be paid in the event of a breach caused by or at the instructions of or with the consent of or prior knowledge of (if the senior officer does not use reasonable efforts to prevent such breach and does not direct or re-direct the applicable person to refrain from such activity after obtaining such knowledge) one or more senior officers of the breaching party.

Customer Commitments. In addition, if the closing occurs, VeriFone has agreed with Hypercom to do the following (and not to announce, communicate or take any action to the contrary during the period through the closing):

•	fulfill any Hypercom customer agreements or purchase orders entered into in the ordinary course of business consistent with Hypercom’s current business practices, unless the customer agrees otherwise;

•

to the extent requested by the applicable customer, provide warranty service on Hypercom products required by contracts entered into in the ordinary course of business consistent with Hypercom’s current business practices, as well as repair and maintenance for the longer of three years from closing or as required by law, at service levels consistent with Hypercom’s current business practices; and

•

to the extent requested by the applicable customer, continue to support software applications, including the provision of bug fixes and updates, for the longer of 12 months from closing or as required by law, at service levels consistent with Hypercom’s current business practices.

Rights Agreement. Prior to the effective time of the merger, the Hypercom board of directors will take any action necessary to prevent the merger and the merger agreement from causing the rights granted under Hypercom’s stockholder rights agreement from becoming exercisable.

Reorganization. VeriFone and Hypercom have agreed to use commercially reasonable efforts to cause the merger to be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and to not knowingly take any action, or fail to take any action, that would prevent, or reasonably be expected to prevent, the merger from qualifying as a reorganization under Section 368(a).

Waiver and Amendment of the Merger Agreement

Subject to the provisions of applicable law, at any time prior to the effective time of the merger, the parties to the merger agreement may modify or amend the merger agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. After adoption of the merger agreement by Hypercom stockholders, the parties may not amend or waive any provision of the merger agreement if such amendment or waiver would require further approval of Hypercom stockholders under Delaware law, unless such approval has first been obtained.

Any provision of the merger agreement may be waived prior to the effective time of the merger if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after adoption of the merger agreement by Hypercom’s stockholders, by mutual written consent of Hypercom and VeriFone.

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after approval by stockholders of Hypercom by action of either VeriFone or Hypercom if:

•

the merger has not occurred by August 31, 2011, provided that if all other conditions have been satisfied or waived except for the expiration or termination of the waiting period under the HSR Act or the obtaining of required governmental consents or certain other conditions relating to regulatory matters, then VeriFone may, upon written notice to Hypercom, extend the termination date to November 30, 2011;

•

the adoption of the merger agreement by Hypercom’s stockholders required by the merger agreement has not been obtained at a special meeting, or at any adjournment or postponement thereof, at which a vote upon the merger agreement was taken; or

•	any order permanently restraining, enjoining or otherwise prohibiting completion of the merger becomes final and non-appealable.

However, the right to terminate in the above circumstances of VeriFone or Hypercom will not be available to any party that breached in any material respect its obligations under the merger agreement in any manner that shall have been a principal cause of or resulted in the occurrence of the failure of the merger to be consummated on or before the termination date.

The merger agreement may be terminated by VeriFone or Hypercom at any time prior to the effective time of the merger, whether before or after approval by Hypercom’s stockholders, if there has been a breach of any representation, warranty, covenant or agreement made by the other party in the merger agreement, or any such representation and warranty becomes untrue after the date of the merger agreement, so that certain conditions to closing of the terminating party would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given.

The merger agreement may be terminated at any time prior to the approval of the merger agreement by Hypercom’s stockholders if Hypercom’s board of directors authorizes Hypercom, subject to compliance with the terms of the merger agreement, to enter into an alternative acquisition agreement with respect to a superior proposal that has been obtained without violation of Hypercom’s covenant not to solicit or negotiate other acquisition proposals, provided that Hypercom first pays to VeriFone the $12.2 million termination fee.

The merger agreement may be terminated at any time prior to the effective time of the merger, by action of the board of directors of VeriFone, if:

•

at any time prior to the adoption of the merger agreement by Hypercom’s stockholders, the board of directors of Hypercom has withdrawn, adversely modified, or has, following a public announcement of opposition to the merger or the other transactions contemplated by the merger agreement made by a person holding more than five percent of the Hypercom common stock, failed to reconfirm within ten business days from the receipt of a written request from VeriFone to do so, its approval or recommendation of the merger agreement (unless VeriFone has previously made two such requests and Hypercom has complied with those requests);

•

either (i) Hypercom failed to convene and hold the Hypercom stockholders meeting prior to the later of the date that is 45 days after the date as of which the SEC has confirmed that it has no additional comments on the proxy statement (subject to adjournment from time to time as permitted under the merger agreement), or (ii) the minimum number of shares of Hypercom common stock necessary to constitute a quorum for the transaction of business has been represented in person or by proxy at the Hypercom stockholders meeting and Hypercom failed to take a vote of the stockholders on the merger and the merger agreement at such meeting;

•

a tender offer or exchange offer for outstanding Hypercom common stock has been publicly disclosed, other than by Hypercom or one of its affiliates, and the board of directors of Hypercom recommends that the stockholders of Hypercom tender their shares in such tender or exchange offer, or within ten business days after the commencement of such tender or exchange offer, Hypercom’s board of directors fails to recommend that the stockholders of Hypercom not tender any shares into such tender or exchange offer;

•	the board of directors of Hypercom recommends to the stockholders of Hypercom an acquisition proposal other than the proposed merger with VeriFone; or

•

Hypercom enters into a letter of intent, agreement in principle, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar contract relating to an acquisition proposal other than the proposed merger with VeriFone.

Termination Fee Payable by Hypercom

Hypercom has agreed to pay to VeriFone a termination fee equal to $12.2 million if (i) prior to the Hypercom stockholder vote, the Hypercom board of directors approves a superior proposal and authorizes Hypercom to enter into an alternative acquisition agreement or (ii) VeriFone terminates the merger agreement after:

•	Hypercom’s board of directors has withdrawn, adversely modified or failed to appropriately reconfirm its approval or recommendation of the merger agreement;

•

Hypercom has failed to convene and hold the Hypercom stockholders meeting prior to the later of the date that is 45 days after the date as of which the SEC has confirmed that it has no additional comments on the proxy statement;

•

Hypercom’s board of directors has either recommended that stockholders tender their shares into a tender or exchange offer of another person or failed to recommend that Hypercom stockholders not tender any shares into such a tender or exchange offer;

•	Hypercom’s board of directors has recommended to its stockholders another acquisition proposal;

•	Hypercom has failed to take a vote of Hypercom stockholders on the merger agreement at a stockholders meeting where a quorum for the transaction of business was present; or

•	Hypercom has entered into an alternative acquisition agreement with respect to a superior proposal.

In addition, if prior to termination there has been a bona fide acquisition proposal publicly disclosed, announced, commenced, submitted or made by a third-party, and the merger agreement is then terminated by either VeriFone or Hypercom under the provision allowing for termination following August 31, 2011 (or November 30, 2011, if extended) if the transaction has not yet been consummated, or under the provision allowing for termination if Hypercom’s stockholders fail to approve the merger agreement in a stockholder meeting at which a vote upon the merger agreement was taken, and within 12 months of such termination, Hypercom shall enter into a definitive agreement with respect to any other acquisition proposal that is ultimately consummated, then Hypercom shall pay VeriFone the termination fee.

Termination Fee Payable by VeriFone

So long as Hypercom has not breached in any material respect its obligations under the covenants of the merger agreement (to the extent such obligations or covenants relate to antitrust or competition law matters), if the merger agreement is terminated:

•	based on the entry of any order relating to antitrust or competition law, or

•

based on the failure to consummate the merger by the termination date, and at the time of such termination all the conditions to the closing (other than the conditions relating to regulatory consents, the absence of any order restraining completion of the merger in connection with antitrust or competition law, the accuracy of VeriFone’s representations and warranties, and VeriFone’s performance of its obligations under the merger agreement) have been satisfied or waived, then VeriFone must pay to Hypercom a fee equal to $28.4 million. However, if VeriFone elects to extend the termination date and such termination occurs after August 31, 2011, then VeriFone must pay to Hypercom a termination fee equal to $30.4 million. This termination fee will not be payable by VeriFone if:

•	VeriFone has waived in writing any condition related to antitrust or competition matters and is prepared to consummate the merger notwithstanding the failure of such condition; and

•	the completion of the merger notwithstanding the failure of such condition would not reasonably be expected to subject any officer or director of Hypercom to personal liability.

Indemnification and Insurance

VeriFone has agreed that from and after the effective time of the merger, it will indemnify and hold harmless each present and former director and officer of Hypercom, when acting in such capacity, determined as of the effective time of the merger, against any costs or expenses, including reasonable attorneys’ fees, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the effective time of the merger.

However, any person to whom expenses are advanced must provide an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

VeriFone has agreed to maintain in effect Hypercom’s current officers’ and directors’ insurance for six years after the effective time of the merger, subject to certain limitations.

Third-Party Beneficiaries

The merger agreement generally is not intended to confer upon any person other than VeriFone, Honey Acquisition Co. and Hypercom benefits or remedies, other than the rights to indemnification and insurance described above.

Other Material Agreements Relating to the Merger

Support Agreement

Contemporaneously with the execution and delivery of the merger agreement, VeriFone has entered into a support agreement with FP Hypercom Holdco, LLC and Francisco Partners II, L.P., pursuant to which FP Hypercom Holdco, LLC agreed, to the extent that FP Hypercom Holdco, LLC exercises its warrant, to deliver, promptly upon VeriFone’s request, an irrevocable proxy to VeriFone to vote any shares of Hypercom common stock owned by it:

•	in favor of adoption of the merger agreement and approval of the merger and the transactions contemplated by the merger agreement;

•	against any action or agreement that would compete with, materially impede or interfere with the merger or inhibit its timely completion.

As of the record date, FP Hypercom Holdco, LLC holds a warrant to purchase 10,544,000 shares of Hypercom common stock (which, if exercised as of the record date, would have represented approximately 15.8% of the outstanding shares of Hypercom common stock) but based on information received from Francisco Partners II, L.P. neither Francisco Partners II, L.P. nor FP Hypercom Holdco, LLC holds any shares of Hypercom common stock.

In addition, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. agreed that any shares of Hypercom common stock would be subject to the support agreement and that prior to stockholder approval of the merger, they would not transfer any Hypercom shares of common stock held by them unless the transferee becomes subject to the support agreement.

Pursuant to the support agreement, Francisco Partners II, L.P. agreed to deliver to VeriFone at the closing of the merger a letter stating that upon the satisfaction of certain conditions, all of Hypercom’s obligations under the credit agreement between Hypercom and Francisco Partners II, L.P. will be released and satisfied in full.

Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information is based on the historical financial statements of VeriFone and Hypercom after giving effect to the proposed merger between VeriFone and Hypercom and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information. The pro forma condensed combined financial information also reflects the divestiture of Hypercom’s U.S. business, which is expected to be disposed of in connection with the merger.

VeriFone’s fiscal year ends on October 31 while Hypercom’s fiscal year ends on December 31. The unaudited pro forma condensed combined balance sheet data as of October 31, 2010 is based on the historical balance sheet of VeriFone as of October 31, 2010 and of Hypercom as of September 30, 2010 and has been prepared to reflect the merger as if it had occurred on October 31, 2010. The unaudited pro forma condensed combined statement of operations data for the year ended October 31, 2010 combines the results of operations of VeriFone for the year ended October 31, 2010 and of Hypercom for the twelve months ended September 30, 2010, as though the merger had occurred on November 1, 2009, the first day of VeriFone’s 2010 fiscal year.

The unaudited pro forma condensed combined financial information assumes that, at closing, (i) each outstanding share of Hypercom common stock will be converted into 0.23 shares of VeriFone common stock, (ii) each restricted stock award (“RSA”) will be vested and converted into 0.23 shares of VeriFone common stock, (iii) each outstanding Hypercom warrant will be converted into a warrant to acquire a number of shares of VeriFone common stock equal to the product of (x) the number of shares of Hypercom common stock subject to such warrant and (y) the exchange ratio of 0.23, at an exercise price per share (rounded up to the nearest whole cent) equal to the exercise price per share of Hypercom common stock for such warrant immediately prior to the effective time of the merger divided by 0.23, and (iv) each Hypercom stock option will be converted into an option to purchase a number of shares of VeriFone common stock equal to the product of (x) the number of shares of Hypercom common stock subject to such option immediately prior to the effective time of the merger and (y) 0.23, at an exercise price equal to the exercise price for such option prior to the merger divided by 0.23.

The estimated number of shares of VeriFone common stock to be issued in the proposed merger is approximately 13 million shares based on the number of outstanding shares of Hypercom common stock as of September 30, 2010, assuming that none of the 5,049,457 Hypercom stock options and 10,544,000 Hypercom warrants outstanding as of September 30, 2010 will be exercised prior to closing. Any stock option or warrant exercised prior to closing will increase the number of VeriFone stock issued by the product of 0.23 times the number of shares issued as a result of option and warrant exercises prior to the closing.

The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on preliminary estimates and currently available information. These assumptions and estimates, which cannot be finalized until the consummation of the merger, will be revised as additional information becomes available, upon completion of the merger and finalization of the valuation of Hypercom’s assets and liabilities.

Certain reclassification adjustments to the pro forma financial information were made to the Hypercom pro forma financial information to conform to VeriFone’s financial statement presentation.

The unaudited pro forma condensed combined financial information should be read in conjunction with (i) VeriFone’s historical consolidated financial statements and related notes contained in VeriFone’s Annual Report on Form 10-K for the year ended October 31, 2010 and (ii) Hypercom’s historical consolidated financial statements and related notes contained in Hypercom’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2009, and Hypercom’s unaudited consolidated financial statements contained in Hypercom’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2010, June 30, 2010 and September 30, 2010, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 117.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS OF OCTOBER 31, 2010

(DOLLARS IN THOUSANDS)

	VeriFone	Hypercom	Adjustments			Pro forma Combined
			Purchase Price Allocation(1)		Divestiture of US Operations(2)
Assets
Current assets:
Cash and cash equivalents	$445,137	$38,521	$(70,516	)(G)	$—	$413,142
Accounts receivable, net of allowances	132,988	103,208	—		—	236,196
Current portion of net investment in sales-type leases	—	4,292	—		—	4,292
Inventories	111,901	34,203	8,447	(D)	(3,528)	151,023
Deferred tax assets, net	10,953	1,230	—		—	12,183
Prepaid expenses and other current assets	60,112	11,522	—		—	71,634
Assets held for sale	—	5,821	—		4,074	9,895

Total current assets	761,091	198,797	(62,069)		546	898,365
Property, plant, and equipment, net	46,007	23,434	—		(546)	68,895
Net investment in sales-type leases	—	6,530	—		—	6,530
Purchased intangible assets, net	50,121	44,520	195,480	(C)	—	290,121
Goodwill	169,322	26,638	251,400	(B)	—	447,360
Deferred tax assets, net	9,933	—	—		—	9,933
Debt issuance costs, net	5,069	—	—		—	5,069
Other assets	33,783	9,100	—		—	42,883

Total assets	$1,075,326	$309,019	$384,811		$—	$1,769,156

Liabilities and Equity
Current liabilities:
Accounts payable	$64,016	$51,865	$—		$—	$115,881
Income taxes payable	651	4,957	—		—	5,608
Accrued compensation	27,316	14,135	—		(1,156)	40,295
Accrued warranty	10,898	5,411	—		—	16,309
Deferred revenue, net	55,264	15,518	(4,218	)(E)	(1,709)	64,855
Deferred tax liabilities	400	23	—		—	423
Other current liabilities	95,981	34,811	—		—	130,792
Liabilities held for sale	—	1,419	—		6,086	7,505
Current portion of long-term debt	5,280	—	—		—	5,280

Total current liabilities	259,806	128,139	(4,218)		3,221	386,948
Accrued warranty	1,849	—	—		—	1,849
Deferred revenue, net	22,344	—	—		—	22,344
Long-term debt, less current portion	468,231	61,691	(61,691	)(F)(G)	—	468,231
Deferred tax liabilities	62,081	11,900	68,800	(H)	—	142,781
Other long-term liabilities	53,552	16,648	—		(3,221)	66,979

Total liabilities	867,863	218,378	2,891		—	1,089,132
Commitments and contingencies
Redeemable noncontrolling interest	866	—	—		—	866
Stockholders’ equity:
Preferred Stock	—	—	—		—	—
Common Stock	868	59	(59	)(A)	—	868
Additional paid-in-capital	763,212	277,144	195,417	(A)	—	1,235,773
Accumulated deficit	(551,460)	(142,519)	142,519	(A)	—	(551,460)
Treasury Stock	—	(22,911)	22,911	(A)	—	—
Accumulated other comprehensive loss	(6,595)	(21,132)	21,132	(A)	—	(6,595)

Total stockholders’ equity	206,025	90,641	381,920		—	678,586
Noncontrolling interests	572	—	—		—	572

Total equity	206,597	90,641	381,920		—	679,158

Total liabilities and equity	$1,075,326	$309,019	$384,811		$—	$1,769,156

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED OCTOBER 31, 2010

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	VeriFone	Hypercom	Adjustments			Pro forma Combined
			Divestiture of US Operations(2)	Combined Adjustments(3)
Net revenues:
System Solutions	$828,949	$344,537	$(53,996)	—		$1,119,490
Services	172,588	100,614	(7,520)	—		265,682

Total net revenues	1,001,537	445,151	(61,516)	—		1,385,172
Cost of net revenues:
System Solutions	530,821	227,144	(35,322)	8,087	(I)	730,730
Services	100,404	74,269	(3,380)	—		171,293

Total cost of net revenues	631,225	301,413	(38,702)	8,087		902,023

Gross profit	370,312	143,738	(22,814)	(8,087)		483,149
Operating expenses:
Research and development	74,227	46,249	(6,247)	—		114,229
Selling, general and administrative	179,037	76,929	(11,670)	—		244,296
Amortization of purchased intangible assets	14,624	5,730	—	16,770	(I)	37,124
Gain on sale of real property	—	(1,515)	—	—		(1,515)

Total operating expenses	267,888	127,393	(17,917)	16,770		394,134

Operating income	102,424	16,345	(4,897)	(24,857)		89,015
Interest expense	(28,344)	(12,333)	—	11,809	(J)	(28,868)
Interest income	1,278	393	—	—		1,671
Other income, net	2,887	17	—	—		2,904

Income before income taxes	78,245	4,422	(4,897)	(13,048)		64,722
Benefit from income taxes	20,582	391	—	2,610	(M)	23,583

Net income from continued operations	$98,827	$4,813	$(4,897)	$(10,438)		$88,305

Net income from continued operations per share:
Basic	$1.16	$0.09	—	—		$0.90
Diluted	$1.13	$0.09	—	—		$0.88
Weighted average number of shares used in computing net income per share:
Basic	85,203	53,787	—	(41,075	)(N)	97,915
Diluted	87,785	54,768	—	(42,056	)(N)	100,497

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Basis of Presentation

On November 17, 2010, VeriFone and Hypercom entered into a definitive merger agreement that will result in Hypercom becoming a wholly owned subsidiary of VeriFone. The transaction is subject to a number of conditions. See the section of this proxy statement/prospectus titled “The Merger Agreement—Conditions to Completion of the Merger” for a summary description of these conditions.

The unaudited pro forma condensed combined financial information reflects the effects of VeriFone acquiring Hypercom for an aggregate preliminary estimated consideration of $543 million as calculated below (in millions):

Value of common stock to be issued by VeriFone for Hypercom common stock	$405
Estimated fair value of Hypercom’s debt that needs to be repaid at closing	71
Value of warrants to be issued by VeriFone for Hypercom warrants	45
Value of stock options to be issued by VeriFone for Hypercom stock options	22

Total	$543

The preliminary estimated consideration was calculated with the following significant assumptions:

1)	Hypercom will have 55,270,132 shares of common stock outstanding at the closing of the merger consistent with the number of Hypercom shares outstanding as of September 30, 2010.

2)	The fair value of VeriFone common stock at closing will be $31.84, which was VeriFone’s closing common stock price on November 16, 2010, the day before VeriFone and Hypercom announced the merger transaction on November 17, 2010.

3)	The merger agreement between VeriFone and Hypercom did not require the repayment of Hypercom’s debt balance at closing, however, the debt agreement classifies the merger as a default event and requires the immediate repayment of the debt. Therefore, VeriFone has included the repayment of debt in the purchase price and has assumed that the principal debt balance outstanding at closing is the same as the balance outstanding as of September 30, 2010.

4)	Hypercom will have 1,206,022 RSAs outstanding at the closing of the merger consistent with the number of Hypercom RSAs outstanding as of September 30, 2010.

5)	Hypercom has change in control clauses in its stock option plans that allow for the full acceleration of vesting of all Hypercom employee stock awards at closing.

6)	Hypercom will have 10,544,000 warrants with an exercise price of $5 outstanding at the closing of the merger consistent with the number of Hypercom warrants outstanding as of September 30, 2010. The warrants will be converted to 2,425,120 VeriFone warrants with an exercise price of $21.74 and will expire on April 1, 2013. VeriFone used the Black Scholes valuation model to calculate the fair value of these warrants. The fair value of each warrant was estimated at $18.66. The major assumptions VeriFone used were as follows:

-	expected term of 2.37 years;

-	volatility of 84.77%, which was based on VeriFone’s historic stock volatility over the past 2.37 years;

-	strike price of $21.74; and

-	market price of $31.84.

7)	Hypercom will have 5,049,457 stock options outstanding at the closing of the merger consistent with the number of Hypercom’s stock options outstanding as of September 30, 2010. VeriFone used the weighted average exercise price of $4.53 and a weighted average term of 7.37 years for all the outstanding stock options consistent with the weighted average exercise price and weighted average term of Hypercom’s stock options that were outstanding as of September 30, 2010. The Hypercom stock options will be converted into 1,161,375 VeriFone stock options with an average strike price of $19.70 and an average term of 7.37 years. VeriFone used the Black Scholes valuation model to calculate the fair value of the options. The fair value of each option was estimated at $19.42. The major assumptions VeriFone used were as follows:

-	expected term of 2.37 years;

-	volatility of 84.77% which was based on VeriFone’s historic stock volatility over the past 2.37 years

-	strike price of $19.70; and

-	market price of $31.84.

8)	VeriFone has assumed that there was no incremental fair value to Hypercom option holders on the exchange given the current terms and all the options will be fully vested at the time of the close of the transaction due to Hypercom’s initiated change in control clauses. As a result, the full amount of the fair value of the options will be assigned to the purchase consideration.

The final purchase consideration at closing is expected to change due to expected changes in the market price of VeriFone’s common stock. In addition, the exact number of employee stock awards outstanding will change due to exercises and cancellations as a result of Hypercom staff turnover which may occur before the transaction is closed.

The merger will be accounted for as a business combination using the acquisition method of accounting and, accordingly, will result in the recognition of assets acquired and liabilities assumed at fair value. The preliminary allocation of the purchase price used in the unaudited pro forma condensed combined financial information is based on preliminary estimates and currently available information. These assumptions and estimates, some of which cannot be finalized until the consummation of the merger, will be revised as additional information becomes available, upon consummation of the merger and finalization of the valuation of Hypercom’s assets and liabilities. The final determination of the allocation of the purchase price will be based on the actual intangible assets, net tangible assets and in-process research and development of Hypercom existing as of the closing date of the merger.

The unaudited pro forma condensed combined financial information included herein does not give effect to any potential cost reductions or other operating efficiencies that could result from the merger, including but not limited to, those associated with potential (i) reductions of corporate overhead, (ii) eliminations of duplicate functions and (iii) increased operational efficiencies through the adoption of best practices and capabilities from each company. The unaudited pro forma condensed combined financial information is not intended to represent what VeriFone’s financial position or results of operations would actually have been if the merger had occurred on those dates. Since VeriFone and Hypercom were not under common control or management for any period presented, the unaudited pro forma condensed combined financial results may not be comparable to, or indicative of, future performance. The unaudited pro forma condensed combined financial information does not include any adjustments for liabilities resulting from integration planning. Management of VeriFone is in the process of assessing the costs associated with integration.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

(1) Basis of Preliminary Purchase Price Allocation

The following preliminary allocation of the Hypercom purchase price is based on VeriFone’s preliminary estimates of the fair value of the tangible and intangible assets and liabilities of Hypercom as of September 30, 2010. The final determination of the allocation of the purchase price will be based on the fair value of such assets and liabilities as of the actual consummation date of the acquisition and will be completed after the acquisition is consummated. Such final determination of the purchase price allocation may be different than the preliminary used in these pro forma condensed combined financial statements.

The estimated purchase price of Hypercom (as calculated in the manner described above) is allocated to the assets to be acquired and liabilities to be assumed based on the following preliminary basis (in thousands):

Net assets of Hypercom as of September 30, 2010	$90,641
Add: Debt to be repaid at closing	70,516

Adjusted net assets of Hypercom at closing	161,157
Acquisition method adjustments:
Less: existing intangible assets, net	(44,520)
Add: estimated developed technology intangible asset	60,000
Add: estimated customer relationships intangible asset	150,000
Add: estimated trademarks and trade names intangible asset	30,000
Less: existing goodwill	(26,638)
Add: estimated goodwill	278,038
Add: mark up inventory to estimated fair value	8,447
Add: reduce deferred revenue to estimated fair value	4,218
Less: estimated deferred tax liability assigned to acquired intangibles	(68,800)
Less: discounts on warrants netted with long-term debt	(8,825)

Total estimated purchase price	$543,077

Other considerations in the preliminary allocations of the estimated purchase price of Hypercom include the following:

1)	Our preliminary valuation used to allocate the purchase price uses a third-party market participant view and assumes there are no synergies unique to VeriFone. If there were any synergies unique to VeriFone, then a higher portion of the purchase consideration would be allocated to goodwill;

2)	The preliminary valuation relies on publicly available information and general statistics from prior acquisitions within our industry;

3)	Accounts receivable book value approximates fair value;

4)	The effective interest rate of the net investment in sales-type leases was assumed to approximate current market interest rate and therefore no fair value adjustments were required;

5)	Operating leases for facilities on average are assumed to be at market prices;

6)	The property, plant and equipment’s current carrying value approximates the fair value of the assets;

7)	The location of the intangibles determine the tax rate used to determine the deferred tax liabilities, VeriFone assumed that the developed technology and trademarks and trade name will be located in the United States and the customer relationships intangibles will be in locations where Hypercom generates their revenues; and

8)	Carrying value of debt is assumed to approximate fair value.

(2) Divestiture of US Operations—Anticipated Asset Dispositions to Address Potential Competitive Concerns

To address potential competitive concerns, VeriFone and Hypercom have agreed to sell or otherwise dispose of, businesses or assets that, subject to certain exceptions, in the aggregate produced aggregate gross revenues in an amount not to exceed $124 million for VeriFone or Hypercom during the 2009 fiscal year.

VeriFone has made general assumptions as to the scope of Hypercom’s businesses that will be included in the sale; however, the actual assets to be sold will depend on negotiations with any buyer and regulatory authorities and may be materially different.

The divestiture of US operations is reflected in the unaudited pro forma condensed balance sheet as an adjustment that classifies those assets and liabilities that VeriFone and Hypercom intend to divest as “Assets held for sale” and “Liabilities held for sale”. No pro forma adjustments have been made to reflect any anticipated gain or loss from the disposition of these assets, as the method of disposition and sales proceeds are not known, but any such effect could be material with respect to earnings in any given period. However, it is not expected that the dispositions will materially affect the combined company’s financial position or negatively affect the combined company’s liquidity.

The unaudited pro forma condensed combined statements of income for the fiscal year ended October 31, 2010 include adjustments to eliminate Hypercom’s operating results attributable to the divestiture of US operations. Additionally, no pro forma adjustments have been made to reflect any earnings benefits from the reinvestment of any proceeds which might be recovered, or the reduction of debt which may arise as a consequence of the asset dispositions.

(3) Pro Forma Combined Adjustments

The following pro forma combined adjustments have been reflected in the unaudited pro forma condensed combined financial information. These adjustments give effect to pro forma events that are (i) directly attributable to the merger, (ii) factually supportable and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined company.

All adjustments are based on current assumptions and are subject to change upon completion of the final purchase price allocation at the merger closing date.

VeriFone and Hypercom’s consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and the accounting policies of VeriFone and Hypercom are substantially comparable. Thus, no accounting policy conformance adjustments have been made to the unaudited pro forma condensed combined financial information.

Balance Sheet Adjustments

(A) To reflect the fair value of the common shares, stock options, restricted stock awards and warrants issued to Hypercom stockholders, employees and warrant holders by VeriFone as consideration to acquire Hypercom of $473 million and the elimination of Hypercom’s stockholders’ equity balances.

(B) To reflect the establishment of goodwill of $278 million, estimated as a result of the preliminary purchase price allocation described in Note (1). This adjustment also includes the elimination of the carrying value of Hypercom’s existing goodwill that has been adjusted to fair value in the purchase price allocation process.

(C) To reflect the preliminary estimates of fair value of the identifiable intangible assets of Hypercom which were estimated based on preliminary fair value review and benchmarked against recent comparable acquisitions of related industries. These allocations may materially change once a final appraisal is performed. The estimated useful life of the developed technology, customer relationships and trademarks and trade names were assumed to be 6 years, 8 years and 8 years, respectively. This adjustment also includes the elimination of the carrying value of Hypercom’s existing intangible assets that has been adjusted to fair value in the purchase price allocation process.

Increase (Decrease) (in thousands)
Establish developed technology asset	$60,000
Establish customer relationships asset	150,000
Establish trademarks and trade names asset	30,000
Elimination of intangible assets from prior Hypercom acquisitions	(44,520)

Net pro forma combined adjustment	$195,480

(D) To increase inventory to estimated fair value. The estimated fair value is calculated using the estimated selling price less a reasonable margin.

(E) To reflect a decrease in deferred revenue as required by acquisition accounting. The estimated fair value represents the cost to provide services under contractual obligations plus a reasonable margin.

(F) To eliminate the remaining value of $8.8 million assigned to the 10.5 million warrants that were issued by Hypercom in connection with issuing debt. The fair value of the warrants was recorded as debt issuance costs and resulted in an unamortized discount to the debt. In purchase accounting, the debt discount has been eliminated and the debt is recorded at its estimated fair value. For purposes of the condensed combined pro forma financial information it has been assumed that the carrying value of the Hypercom debt approximates fair value.

(G) To reflect the extinguishment of Hypercom’s $70.5 million outstanding debt. The merger agreement does not require the repayment of debt. However, Hypercom’s credit agreement defines a change of control event as an event of default which requires immediate repayment of the debt; therefore VeriFone has assumed the repayment of the debt in full at closing.

(H) Adjustment to reflect the expected deferred tax liability for the intangible assets. VeriFone has assumed the developed technology and trademarks and trade name will use its U.S. tax rate of 38% and for the customer relationship intangible asset a foreign tax rate of 31%.

Income Statement Adjustments

(I) To reflect amortization expense associated with the developed technology, customer relationships and trademarks and trade names in Note (C) above assuming an estimated life of 6 years, 8 years and 8 years, respectively. These expenses are offset by the elimination of the amortization expense associated with Hypercom’s acquisitions.

Fiscal Year Ended October 31, 2010
(in thousands)
Amortization of developed technology	$10,000
Amortization of customer relationships	18,750
Amortization of trademarks and trade names	3,750
Hypercom acquisitions	(7,643)

$24,857

Amortized to cost of net revenues—System Solutions	$8,087

Amortized to operating expenses	$16,770

(J) To eliminate the amortization of the deferred warrant costs to interest expense associated with the warrants described in Note (F) above and interest expense associated with the loan as described in Note (G). The effect was $4.9 million and $6.9 million, respectively, for the fiscal year ended October 31, 2010.

(K) In relation to the inventory and deferred revenue fair value adjustments described above in Note (D) and Note (E), the items represent one-time adjustments directly attributed to the merger that will not have recurring significant ongoing impact in excess of one year. Therefore, the impact on gross margins due to the write-up of inventory and the reduction in revenues due to the fair value adjustment made to deferred revenue are not reflected in the unaudited pro forma condensed combined statement of operations.

(L) Treatment of stock-based compensation expense: Although all of the employee awards of Hypercom will be fully vested, VeriFone did not adjust for the stock-based compensation expense recorded by Hypercom because VeriFone will grant new options to Hypercom’s employees in the ordinary course of business.

(M) To reflect the tax effects of adjustments using an estimated effective income tax rate of 20% for the fiscal year ended October 31, 2010.

(N) To reflect (i) the elimination of Hypercom’s basic and diluted shares outstanding, net of (ii) the assumed issuance of VeriFone common stock as a result of the transaction calculated by multiplying 55,270,132 of Hypercom common stock outstanding as of September 30, 2010 by the 0.23 exchange ratio and (iii) no dilution from the new VeriFone stock options issued in exchange for Hypercom stock options. For each option that is exercised from September 30, 2010, the average number of shares used in the calculation of basic and diluted earnings per share will increase by 0.23 multiplied by the number of shares subject to that option.

(O) The unaudited pro forma condensed combined financial information has not been adjusted for merger costs expected to be incurred by VeriFone as these costs are directly attributed to the merger and will not have a continuing impact in excess of one year. These merger costs are not readily predictable but are anticipated to be significant.

Description of VeriFone Capital Stock

The following description of material terms of the capital stock of VeriFone does not purport to be complete and is qualified in its entirety by reference to the amended and restated certificate of incorporation and bylaws of VeriFone, which documents are incorporated by reference as exhibits to the registration statement of which this proxy statement/prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law.

The authorized capital stock of VeriFone consists of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 28, 2010, there were 87,551,977 shares of common stock, including restricted stock, outstanding and no shares of preferred stock outstanding.

Common Stock

VeriFone is authorized to issue one class of common stock. Stockholders are entitled to one vote for each share of common stock held of record on all matters on which stockholders are entitled or permitted to vote. The holders of VeriFone common stock do not have cumulative voting rights in the election of directors. As a result, holders of a majority of the shares of the common stock voting for the election of directors can elect all the directors standing for election. Holders of VeriFone common stock will be entitled to receive dividends, if any, out of legally available funds when and if declared from time to time by the board of directors. In the event of VeriFone’s liquidation, dissolution or winding-up, the holders of VeriFone common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the rights of any then-outstanding preferred stock. VeriFone common stock has no preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to VeriFone common stock. The rights, preferences and privileges of holders of VeriFone common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that VeriFone may designate and issue in the future. All outstanding shares of VeriFone common stock are fully paid and nonassessable and the shares of common stock offered hereby will be fully paid and nonassessable.

Preferred Stock

The board of directors of VeriFone may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of VeriFone common stockholders. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying or preventing a change in control, and may cause the market price of VeriFone common stock to decline or impair the voting and other rights of the holders of VeriFone common stock. VeriFone has no current plans to issue any shares of preferred stock.

No Stockholder Rights Plan

VeriFone currently does not have a stockholder rights plan.

Transfer Agent and Registrar

The transfer agent and registrar for VeriFone common stock is Computershare Limited.

Comparison of Rights of VeriFone Stockholders and Hypercom Stockholders

VeriFone and Hypercom are incorporated under the laws of the State of Delaware. If the merger is completed, Hypercom stockholders will exchange their respective shares of Hypercom common stock for VeriFone common stock, which trades on the New York Stock Exchange. The following is a summary comparison of material differences between the rights of a VeriFone stockholder and a Hypercom stockholder arising from the differences between the governing documents of the respective companies.

The following summary does not purport to be a complete statement of the rights of holders of VeriFone common stock or Hypercom common stock under the applicable provisions of Delaware law and VeriFone’s or Hypercom’s certificate of incorporation and bylaws or a complete description of the specific provisions referred to herein. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the laws of Delaware and the United States, VeriFone’s certificate of incorporation and bylaws and Hypercom’s certificate of incorporation and bylaws.

Copies of such governing corporate instruments of VeriFone and Hypercom are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information.”

Summary of Material Differences Between the Rights of VeriFone Stockholders and the Rights of Hypercom Stockholders

	VeriFone Stockholder Rights	Hypercom Stockholder Rights
Number of Directors	The bylaws of VeriFone provide that the number of directors of VeriFone will be determined from time to time by the directors then serving in office.	The bylaws of Hypercom provide that the number of directors of Hypercom cannot be less than one or more than nine, with the exact number of directors to be determined from time to time by the directors then serving in office.

Term and Classes of Directors	VeriFone’s board of directors is not classified into more than one class. Each director serves until the next annual meeting and until his or her successor is elected and qualified.	Hypercom’s board of directors is classified into two classes, as nearly equal in number as possible, with each class holding office for two years.

Removal of Directors	The DGCL provides that a director or directors may be removed, with or without cause, by the holders of a majority in voting power of the shares then entitled to vote on the election of directors.	Any director, or the entire board of directors, may be removed, with cause, by the holders of a majority of the outstanding voting stock. No director may be removed without cause.

Vacancies on the Board	The bylaws of VeriFone provide that vacancies on the board of directors created by an increase in the number of directors will be	The bylaws of Hypercom provide that any vacancy or newly created directorship may be filled by a majority of the

	VeriFone Stockholder Rights	Hypercom Stockholder Rights
	filled by a majority vote of the directors then remaining in office, and a successor elected to fill the vacancy will serve until the next annual election of the class in which that director served.	directors then in office, although less than a quorum, or by a sole remaining director.

Stockholder Meetings

The bylaws of VeriFone provide that an annual meeting of the stockholders for the election of directors and for the transaction of such other business will be held at such date, time and place as may be designated by the board of directors from time to time.

The certificate of incorporation and bylaws of VeriFone provide that special meetings of the stockholders may be called at any time, either by the board of directors or by the chairman of the board or the president. This request must specify the place, date, hour and purpose of the meeting.

The bylaws of Hypercom provide that the annual meeting of stockholders shall be held on such date and at such time as shall be designated from time to time by the board of directors and stated in the notice of meeting.

Hypercom’s bylaws provide that special stockholder meetings may be called only by the board of directors pursuant to a resolution approved by a majority of the total number of directors then constituting the entire board, without regard to any vacancies on the board, or by the chairman or a vice-chairman.

Business Combinations; Interested Stockholder Transactions; Anti-Takeover Effects

The DGCL contains a business combination statute (DGCL § 203) that prohibits some transactions once an acquiror has gained a significant holding in the corporation. The DGCL generally prohibits business combinations, including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder (defined as including the beneficial owner of 15 percent or more of a corporation’s voting shares), within three years after the person or entity becomes an interested stockholder, unless:

•   the board of directors has approved, before the acquisition date, either the business combination or the

Because Hypercom has not elected to opt out of DGCL § 203, this provision governs business combinations with interested stockholders.

	VeriFone Stockholder Rights	Hypercom Stockholder Rights

transaction that resulted in the person becoming an interested stockholder;

•   upon completion of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85 percent of the corporation’s voting shares, excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer; or

•   after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized by the vote of at least 66 2/3 percent of the outstanding voting shares not owned by the interested stockholder at an annual or special meeting of stockholders and not by written consent.

The amended and restated certificate of incorporation has elected not to be governed by this statute.

Stockholder Rights Plan	VeriFone currently does not have a stockholder rights plan.	Hypercom entered into a stockholder rights plan on September 29, 2010 and amended the plan on November 17, 2010 in connection with the merger agreement. Pursuant to Hypercom’s stockholder rights plan, holders of Hypercom common stock received a dividend of one preferred share purchase right per outstanding

	VeriFone Stockholder Rights	Hypercom Stockholder Rights
share of Hypercom common stock. Each share purchase right entitles the registered holder to purchase from Hypercom one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, of Hypercom at a price of $25.02 per one one-thousandth of a share of preferred stock, subject to adjustment. The preferred share purchase rights have certain anti-takeover effects and under certain circumstances could cause substantial dilution to a person or group who attempts to acquire Hypercom on terms not approved by its board of directors. The preferred share purchase rights should not interfere with any merger or other business combination approved by Hypercom’s board of directors.

Amendment of Certificate of Incorporation and Bylaws

VeriFone’s certificate of incorporation provides that the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock of the corporation entitled to vote at an election of directors shall be required to amend, alter, change or repeal any provision contained in the certificate of incorporation.

VeriFone’s bylaws provide that they may be amended or repealed or new bylaws adopted only in accordance with VeriFone’s certificate of incorporation. The certificate of incorporation provides that the board of directors is authorized to make, alter, amend, change or repeal the bylaws, or the bylaws may be amended by the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock entitled to vote at an election of directors.

Hypercom’s certificate of incorporation provides that the certificate of incorporation may be amended in accordance with the DGCL. The DGCL provides that the right to amend, alter, change or repeal the certificate of incorporation requires an affirmative vote of a majority of the voting power of the outstanding shares entitled to vote and a majority of the voting power of the outstanding shares of each class entitled to vote as a class on the amendment.

Hypercom’s bylaws provide that they may be adopted, amended or repealed by the board of directors, or the bylaws may be amended or repealed by the affirmative vote of the holders of at least two-thirds of the shares of voting stock then entitled to vote.

	VeriFone Stockholder Rights	Hypercom Stockholder Rights
Nominations to the Board of Directors

VeriFone’s bylaws contain provisions requiring a stockholder to give advance written notice to VeriFone of a director nomination. The written notice, which must include information specified in the bylaws, must be received, in the case of an annual meeting, not less than 90 days prior to the date of the anniversary of the previous year’s annual meeting; provided, however, that in the event the annual meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the later of the close of business 90 days prior to such annual meeting or the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made.

In the case of a special meeting called for the purpose of electing directors, a stockholder’s notice must be received not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

Hypercom’s bylaws contain provisions requiring a stockholder to give advance written notice to Hypercom of a director nomination. The written notice, which must include information specified in the bylaws, must be received, in the case of an annual meeting, by the Secretary not earlier than 120 and not later than 90 days prior to the anniversary date of the immediately preceding annual meeting, or, in the case of a special meeting, within seven days after notice of the meeting is mailed to stockholders.

Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the corporation to present a nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the corporation.

Stockholder Proposals	VeriFone’s bylaws contain provisions requiring a stockholder to give advance written notice to VeriFone of a proposal in order to have it considered at the stockholder meeting. The written notice, which must include information specified in the bylaws, must be received not less than 90 days prior to the date of the anniversary of the previous year’s annual meeting; provided, however, that in the event the

Hypercom’s bylaws contain provisions requiring a stockholder to give advance written notice to Hypercom of a proposal in order to have it considered at the stockholder meeting. The written notice, which must include information specified in the bylaws, must be received by the Secretary not earlier than 120 and not later than 90 days prior to the anniversary date of the

VeriFone Stockholder Rights	Hypercom Stockholder Rights
annual meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the later of the close of business 90 days prior to such annual meeting or the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made.

immediately preceding annual meeting, provided, however, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the corporation to present proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the corporation.

Validity of Common Stock

The validity of the shares of VeriFone common stock offered hereby will be passed upon for VeriFone by Sullivan & Cromwell LLP, Palo Alto, California. Hypercom has been represented by DLA Piper LLP (US).

Experts

The consolidated financial statements of VeriFone Systems, Inc., appearing in VeriFone Systems, Inc.’s Annual Report (Form 10-K) for the year ended October 31, 2010, and the effectiveness of VeriFone Systems, Inc.’s internal control over financial reporting as of October 31, 2010 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and VeriFone Systems, Inc. management’s assessment of the effectiveness of internal control over financial reporting as of October 31, 2010 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Hypercom Corporation, appearing in Hypercom Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2009, and the effectiveness of Hypercom Corporation’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Hypercom Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Future Stockholder Proposals and Director Nominations

Hypercom intends to hold a 2011 annual meeting of stockholders only if the merger agreement is terminated. Any Hypercom stockholder satisfying the SEC requirements and wishing to submit a proposal to be included in Hypercom’s proxy statement for Hypercom’s 2011 Annual Meeting of Stockholders (in the event this meeting is held) should submit the proposal in writing to Hypercom’s Corporate Secretary, 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260. Generally, under SEC rules such notice would have to be received by December 31, 2010 in order to be considered for inclusion in the proxy statement.

Proposals to be presented at Hypercom’s 2011 Annual Meeting of Stockholders (in the event this meeting is held) that are not intended for inclusion in the proxy statement must be submitted in accordance with applicable advance notice provisions of Hypercom’s bylaws. Generally, Hypercom’s bylaws provide that a stockholder may sponsor a proposal to be considered at the annual meeting if written notice of such proposal is timely received by Hypercom’s Corporate Secretary. Generally, a notice is timely given if received by Hypercom’s Corporate Secretary not less than 90 days or more than 120 days before the anniversary date of Hypercom’s immediately preceding annual meeting. If Hypercom’s 2011 Annual Meeting of Stockholders (in the event this meeting is held) is called for a date within 30 days of June 10, 2011, a notice is timely given if received by Hypercom’s Corporate Secretary not later than March 12, 2011. If Hypercom’s 2011 Annual Meeting of Stockholders (in the event this meeting is held) is not called for a date that is within 30 days before or after June 10, 2011, pursuant to Hypercom’s bylaws, a notice is timely given if received by Hypercom’s Corporate Secretary not later than the close of business on the tenth day following the day on which such notice of the date of Hypercom’s 2011 Annual Meeting of Stockholders was mailed or such public disclosure of the date of Hypercom’s 2011 Annual Meeting of Stockholders was made, whichever first occurs. If Hypercom does not receive notice of a proposal within the time frame specified by Hypercom’s applicable advance notice provisions of its bylaws, such proposal will not be presented at Hypercom’s 2011 Annual Meeting of Stockholders (in the event this meeting is held).

Subject to advance notice provisions contained in Hypercom’s bylaws, a stockholder of record may propose the nomination of someone for election as a director by timely written notice to Hypercom’s Corporate Secretary.

Generally, a notice is timely given if received by Hypercom’s Corporate Secretary not less than 90 or more than 120 days before the anniversary date of Hypercom’s immediately preceding annual meeting. For Hypercom’s 2011 Annual Meeting of Stockholders (in the event this meeting is held), a notice is timely given if received by Hypercom’s Corporate Secretary not later than March 12, 2011. A nomination or other proposal may be disregarded if it does not comply with the above procedures and any additional requirements set forth in Hypercom’s bylaws. Please note these requirements relate only to the matters a Hypercom stockholder wishes to bring before fellow Hypercom stockholders at an annual meeting and are separate from the SEC’s requirements to have a Hypercom stockholder’s proposal included in Hypercom’s proxy statement, as discussed above.

Delivery of Documents to Stockholders Sharing an Address

Only one copy of this proxy statement/prospectus is being delivered to multiple stockholders of Hypercom unless Hypercom has previously received contrary instructions from one or more stockholders. If you are the beneficial owner, but not the record holder, of shares of Hypercom stock, your broker, bank or other nominee may only deliver one copy of this proxy statement/prospectus to multiple stockholders who share an address unless that nominee has received contrary instructions from one or more of the stockholders. This practice is commonly known as “householding.” Hypercom will deliver promptly, upon written or oral request, a separate copy of this proxy statement/prospectus to a Hypercom stockholder at a shared address to which a single copy of the documents was delivered. A Hypercom stockholder who wishes to receive a separate copy of this proxy statement/prospectus should submit this request by writing to Hypercom’s Corporate Secretary, 8888 East Raintree Drive, Suite 300, Scottsdale, Arizona 85260, by submitting an e-mail to the Corporate Secretary at corporatesecretary@hypercom.com or by phone at (480) 642-5000. Beneficial owners sharing an address who are receiving multiple copies of this proxy statement/prospectus and who wish to receive a single copy of such materials in the future will need to contact their broker, bank or other nominee to request that only a single copy of such document be mailed to all stockholders at the shared address in the future.

Where You Can Find More Information

VeriFone files annual, quarterly and current reports, proxy statements and other information with the SEC. Hypercom files annual and current reports and other information with the SEC. You may read and copy materials that VeriFone and Hypercom have filed with the SEC at the following SEC public reference room:

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

VeriFone’s and Hypercom’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, VeriFone’s SEC filings are also available for free to the public on VeriFone’s website, www.verifone.com, and Hypercom’s filings with the SEC are also available for free to the public on Hypercom’s website, www.hypercom.com. Information contained on VeriFone’s website and Hypercom’s website is not incorporated by reference into this proxy statement/prospectus, and you should not consider information contained on those websites as part of this proxy statement/prospectus.

VeriFone incorporates by reference into this proxy statement/prospectus the documents listed below, and any filings VeriFone makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus until the date of the special meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus and is considered part of this prospectus from the date VeriFone files that document. In addition, all filings filed by VeriFone pursuant to Sections 13(a), 13(c), 14 or

15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this proxy statement/prospectus and are considered part of this prospectus from the date that VeriFone files that document. The information incorporated by reference is an important part of this proxy statement/prospectus. Any statement in a document incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this proxy statement/prospectus modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

VeriFone SEC Filings

Commission file number 1-32465	Period
Annual Report on Form 10-K	Year Ended October 31, 2010 (filed on December 21, 2010)

Current Report on Form 8-K	Filed on November 19, 2010

The description of VeriFone common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.

VeriFone has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to VeriFone and its affiliates.

You can obtain a copy of any document incorporated by reference into this proxy statement/prospectus except for the exhibits to those documents from VeriFone. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from VeriFone without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this proxy statement/prospectus. You may obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from VeriFone at the following address and telephone number:

VeriFone Systems, Inc.

2099 Gateway Place, Suite 600

San Jose, California 95110

Attention: Investor Relations

ir@verifone.com

Telephone: (408) 232-7979

If you would like to request documents, please do so by February 16, 2011 to receive them before the special meeting. If you request any of these documents from VeriFone, VeriFone will mail them to you by first-class mail, or similar means.

Hypercom incorporates by reference into this proxy statement/prospectus the documents listed below, and any filings Hypercom makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus until the date of the special meeting shall be deemed to be incorporated by reference into this proxy statement/prospectus and is considered part of this prospectus from the date Hypercom files that document. In addition, all filings filed by Hypercom pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this proxy statement/prospectus and are considered part of this prospectus from the date that Hypercom files that document. The information incorporated by reference is an important part of this proxy statement/prospectus. Any statement in a document incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent a statement contained in this or any other subsequently filed document that is incorporated by reference into this proxy statement/prospectus modifies or supersedes such statement. Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

Hypercom SEC Filings

Commission file number 0-50544	Period
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2010 (filed on May 10, 2010); Quarter ended June 30, 2010 (filed on August 9, 2010); Quarter ended September 30, 2010 (filed on November 8, 2010)

Annual Report on Form 10-K and Form 10-K/A	Year Ended December 31, 2009 (filed on March 12, 2010 and December 1, 2010)

Current Reports on Form 8-K	Filed on January 5, 2010, June 11, 2010, September 30, 2010, October 8, 2010, November 19, 2010, December 16, 2010 and January 5, 2011

Hypercom has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Hypercom and its affiliates.

You can obtain a copy of any document incorporated by reference into this proxy statement/prospectus except for the exhibits to those documents from Hypercom. You may also obtain these documents from the SEC or through the SEC’s website described above. Documents incorporated by reference are available from Hypercom without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this proxy statement/prospectus. You may obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Hypercom at the following address and telephone number:

Hypercom Corporation

Attention: Investor Relations

8888 East Raintree Drive, Suite 300

Scottsdale, Arizona, 85260

stsujita@hypercom.com

(480) 642-5000

If you would like to request documents, please do so by February 16, 2011 to receive them before the special meeting. If you request any of these documents from Hypercom, Hypercom will mail them to you by first-class mail, or similar means.

You also may obtain documents incorporated by reference into this proxy statement/prospectus by requesting them in writing or by telephone from Innisfree M&A Incorporated, Hypercom’s information agent and proxy solicitor for the Hypercom special meeting and merger, at the following address and telephone numbers:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

(888) 750-5834 (toll-free)

Banks & Brokers Call Collect:

(212) 750-5833

ANNEX A

AGREEMENT AND PLAN OF MERGER

Among

HYPERCOM CORPORATION,

VERIFONE SYSTEMS, INC.

and

HONEY ACQUISITION CO.

Dated as of November 17, 2010

A-i

A-ii

A-iii

Page
9.14 Assignment	A-53
9.15 Enforcement	A-53

Attachments:

Annex A    Definitions

Exhibit A    Form of Support Agreement

A-iv

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of November 17, 2010 among Hypercom Corporation, a Delaware corporation (the “Company”), VeriFone Systems, Inc., a Delaware corporation (“Parent”), and Honey Acquisition Co., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”).

RECITALS

WHEREAS, the respective Boards of Directors of each of the Company, Parent and Merger Sub have approved the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;

WHEREAS, the Boards of Directors of each of the Company and Merger Sub have resolved to submit this Agreement to their respective stockholders for adoption;

WHEREAS, Parent, Merger Sub and the Company intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes and intend, by executing this Agreement, to adopt a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, FP Hypercom Holdco, LLC and Francisco Partners II, L.P. have entered into a Support Agreement in the form attached hereto as Exhibit A (the “Support Agreement”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER; CLOSING; EFFECTIVE TIME

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article III hereof. The Merger shall have the effects specified in the Delaware General Corporation Law, as amended (the “DGCL”).

1.2 Closing. Unless otherwise mutually agreed in writing between Parent and the Company, the closing for the Merger (the “Closing”) shall take place, subject to the terms and conditions of this Agreement, at the offices of Sullivan & Cromwell LLP, 1870 Embarcadero Road, Palo Alto, California 94303, at a time and date to be designated by the parties (the “Closing Date”) which shall be no later than the third business day after the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other time, date and location as the parties hereto shall mutually agree. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 p.m. (Pacific Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in The City of New York.

1.3 Effective Time. At the Closing, the Company and Merger Sub will cause a Certificate of Merger (the “Certificate of Merger”) to be completed, executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or such other time as shall be agreed upon by the parties hereto in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

ARTICLE II

CERTIFICATE OF INCORPORATION AND BY-LAWS

OF THE SURVIVING CORPORATION

2.1 The Certificate of Incorporation. The certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Law.

2.2 The By-Laws. The by-laws of Merger Sub in effect at the Effective Time shall be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

OFFICERS AND DIRECTORS

3.1 Directors of Surviving Corporation. The directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws. The Company shall take all actions necessary to ensure that such directors shall be the directors of the Surviving Corporation at the Effective Time.

3.2 Officers of Surviving Corporation. The parties hereto shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent shall be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

EFFECT OF THE MERGER ON CAPITAL STOCK;

EXCHANGE OF CERTIFICATES

4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration.

(i) Each share of common stock, par value $0.001 per share, of the Company (each a “Company Share”, and together, the “Company Shares”) issued and outstanding at the Effective Time (other than Company Shares that are owned by Parent or by the Company or any direct or indirect wholly-owned Subsidiary of the Company and in each case not held on behalf of third parties (“Excluded Company Shares”)) shall be converted into and shall become exchangeable for 0.23 (the “Exchange Ratio”) shares (the “Merger Consideration”) of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”).

(ii) At the Effective Time, all Company Shares shall no longer be outstanding, shall be cancelled and retired and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of such Company Shares (other than Excluded Company Shares) and (B) each uncertificated Company Share (a “Book-Entry Company Share”) registered to a holder on the stock transfer books of the Company (other than Excluded Company Shares), shall thereafter represent only the right to the Merger Consideration and the right, if any, to receive pursuant to Section 4.2(e) cash in lieu of fractional shares into which such Company Shares have been converted pursuant to this Section 4.1(a) and any distribution or dividend pursuant to Section 4.2(c).

(b) Cancellation of Shares. Each Excluded Company Share shall, by virtue of the Merger and without any action on the part of the holder thereof, no longer be outstanding, shall be cancelled and retired without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock, par value $0.001 per share, of the Surviving Corporation.

4.2 Exchange of Certificates for Shares.

(a) Exchange Agent. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares (other than Excluded Company Shares), certificates representing the shares of Parent Common Stock to be exchanged for Company Shares (other than Excluded Company Shares) in respect of the Merger Consideration to be paid in the Merger, cash necessary to pay for cash in lieu of any fractional shares of Parent Common Stock issuable in connection with the Merger pursuant to Section 4.2(e), plus an amount of cash with respect to any dividends or other distributions with respect to the Parent Common Stock to be paid or to be issued pursuant to Section 4.2(c) in exchange for Company Shares (other than Excluded Company Shares) (such certificates for shares of Parent Common Stock, together with the amount of any cash payable pursuant to Section 4.2(e) in lieu of fractional shares and dividends or other distributions payable with respect thereto pursuant to Section 4.2(c), being hereinafter referred to as the “Exchange Fund”). With respect to the amount of cash to be deposited as of the Effective Time to satisfy its obligations under Section 4.2(e), Parent shall only be required to make a reasonable estimate of the amount of such cash that will be necessary. The Exchange Agent shall invest the Exchange Fund as directed by Parent. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent. If there are any losses realized as a result of such investments, Parent shall promptly deposit in the Exchange Fund the amount of such losses.

(b) Exchange Procedures.

(i) Promptly after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record as of the Effective Time of Company Shares (other than holders of Excluded Company Shares) (A) (x) in the case of holders of Certificates, a letter of transmittal specifying that delivery shall be effected, and that risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent (the “Certificate Letter of Transmittal”) or (y) in the case of holders of Book-Entry Company Shares, a letter of transmittal specifying that the exchange for uncertificated shares of Parent Common Stock registered on the stock transfer books of Parent in the name of each such holder (“Book-Entry Parent Shares”) or certificates representing shares of Parent Common Stock shall occur only upon delivery of such letter of transmittal to the Exchange Agent (the “Registered Letter of Transmittal”), each such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for exchanging Certificates or Book-Entry Company Shares for the applicable Merger Consideration and any unpaid dividends and other distributions, if applicable, and cash in lieu of fractional shares.

(ii) Following the Effective Time, upon (A) surrender of a Certificate for cancellation to the Exchange Agent together with a Certificate Letter of Transmittal, duly executed, the holder of such Certificate or (B) delivery of a Registered Letter of Transmittal, duly executed, the holder of such Certificate or Book-Entry Company Shares, as the case may be, shall be entitled to receive in exchange therefor (x) Book-Entry Parent Shares or, at the election of such holder, a certificate representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Article IV, if any, and (y) a check in the amount (after giving effect to any required Tax withholdings) of (I) any cash in lieu of fractional shares determined in accordance with Section 4.2(e) hereof plus (II) any cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article IV, and any Certificate so surrendered shall forthwith be cancelled.

(iii) No interest will be paid or accrued on any amount payable upon due surrender of any Certificate or delivery of a duly executed Registered Letter of Transmittal, as the case may be. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, Book-Entry Parent Shares or a certificate representing the proper number of shares of Parent Common Stock, as the case may be, together with a check for the cash to be paid upon due surrender of the Certificate or upon the delivery to the Exchange Agent of the duly executed Registered Letter of Transmittal and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if, in the case of holders of Certificates, the Certificate formerly representing such Company Shares is presented to the Exchange Agent, and, in the case of holders of Book-Entry Company Shares, if the Registered Letter of Transmittal is delivered to the Exchange Agent, in either case accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

(iv) If any Book-Entry Parent Shares or any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor or the Book-Entry Company Shares exchanged therefor, as the case may be, is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of Book-Entry Parent Shares or a certificate for shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered or the Book-Entry Company Shares exchanged, as the case may be, or shall establish to the satisfaction of Parent or the Exchange Agent that such Tax has been paid or is not applicable.

For the purposes of this Agreement, the term “Person” or “person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(c) Distributions with Respect to Unexchanged Shares; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time, and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of such Parent Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Company Shares for which a Registered Letter of Transmittal shall not have been delivered, until such Certificate (or affidavits of loss in lieu thereof) is surrendered for exchange or such Registered Letter of Transmittal is delivered, as the case may be, in accordance with this Article IV. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu thereof) or delivery of any such Registered Letter of Transmittal, as the case may be, there shall be issued and/or paid to the holder of the Book-Entry Parent Shares or the certificates representing whole shares of Parent Common Stock, as the case may be, issued in exchange therefor, without interest, (A) at the time of such surrender or delivery, as the case may be, the dividends or other distributions with a record date at or after the Effective Time and a payment date on or prior to the date of issuance of such whole shares of Parent Common Stock and not previously paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date at or after the Effective Time but with a payment date subsequent to surrender or delivery, as the case may be. Holders of unsurrendered Certificates or Book-Entry Company Shares shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Parent Common Stock represented by such Certificates or Book-Entry Company Shares, regardless of whether such holders have exchanged their certificates.

(d) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of Company Shares that were outstanding immediately prior to the Effective Time.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued and any holder of Company Shares entitled to receive a fractional share of Parent Common Stock but for this Section 4.2(e) shall be entitled to receive an amount in cash (without interest) determined by multiplying such fraction (rounded to the nearest one-hundredth of a share) by the Average Closing Price. “Average Closing Price” means the per share closing price of Parent Common Stock as reported on the NYSE composite transactions reporting system (as reported in the Eastern Edition of The Wall Street Journal or, if not reported thereby, another authoritative source) on the last trading day prior to the Closing Date.

(f) Termination of Exchange Period; Unclaimed Stock. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Parent Common Stock) that remains unclaimed by the stockholders of the Company one year after the Effective Time shall be delivered at Parent’s option, to Parent. Any stockholders of the Company who have not theretofore complied with this Article IV shall thereafter look only to Parent for delivery of any Merger Consideration and any cash, dividends and other distributions in respect thereof payable or deliverable pursuant to Section 4.2(c) and Section 4.2(e) upon due (i) surrender of their Certificates (or affidavits of loss in lieu thereof) or (ii) delivery of duly executed Registered Letters of Transmittal, as the case may be, in each case with respect to both clauses (i) and (ii), without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h) Withholding Rights. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares such amounts as Parent is required to deduct and withhold with respect to the making of any payment pursuant to this Agreement under the Code and by rules and regulations promulgated thereunder or any other applicable state, local, or foreign Tax Law; it being understood that Parent shall be entitled but not obligated to deduct and withhold from any Merger Consideration payable or otherwise deliverable by withholding a portion or all of the Merger Consideration otherwise deliverable and selling such Merger Consideration to cover its withholding obligations. To the extent that amounts are so withheld by Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made by Parent or the Surviving Corporation, as the case may be.

4.3 Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Company Shares or securities convertible or exchangeable into or exercisable for Company Shares, or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization or other similar transaction, then the Merger Consideration, the Exchange Ratio and any other dependent items shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Merger Consideration, the Exchange Ratio or other dependent item.

4.4 Company Stock Based Plans.

(a) At the Effective Time, each outstanding option to purchase Company Shares (a “Company Option”), whether vested or unvested, shall be converted into an option to acquire a number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of Company Shares subject to the Company Option immediately prior to the Effective Time and (y) the Exchange Ratio at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per Company Share of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to Company Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price, the number of shares of Parent Common Stock purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as specifically provided above, following the Effective Time, each Company Option shall continue to be governed by the same terms and conditions as were applicable under such Company Option immediately prior to the Effective Time.

(b) At the Effective Time, each right of any kind (other than Company Warrants, which are the subject of Section 4.5), contingent or accrued, to acquire or receive Company Shares or benefits measured by the value of Company Shares, and each award of any kind consisting of Company Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Company Stock Plans and any other Company Compensation and Benefits Plans, other than Company Options (the “Company Awards”), shall be deemed to be converted into the right to acquire or receive, or receive benefits measured by the value of, as the case may be, the number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (x) the number of Company Shares subject to such Company Award immediately prior to the Effective Time and (y) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each such right shall be subject to the same terms and conditions as were applicable to the rights under the relevant Company Stock Plan or other Company Compensation and Benefit Plan immediately prior to the Effective Time. At or prior to the Effective Time, the Company shall cause to be effectuated the provisions of this Section 4.4(b).

(c) As soon as reasonably practicable (but not more than five (5) days) after the Effective Time, Parent shall, if registration of any interests in the Company Stock Plans or other Company Compensation and Benefit Plans or the shares of Parent Common Stock issuable thereunder is required under the Securities Act of 1933, as amended (the “Securities Act”), file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-8 (or any successor form), or another appropriate form with respect to such interests and Parent Common Stock and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as the relevant Company Stock Plans or other Company Compensation and Benefit Plans, as applicable, remain in effect and such registration of interests therein or the shares of Parent Common Stock issuable thereunder continues to be required. As soon as practicable after the registration of such interests or shares, as applicable, Parent shall deliver to the holders of Company Options and Company Awards appropriate notices setting forth such holders’ rights pursuant to the respective Company Stock Plans and agreements evidencing the grants of such Company Options and Company Awards, and stating that such Company Options and Company Awards and agreements have been assumed by Parent and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 4.4 after giving effect to the Merger and the terms of the Company Stock Plans).

(d) At or prior to the Effective Time, the Company, the Board of Directors of the Company and the compensation committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Sections 4.4(a) and 4.4(b). Parent shall take all actions which are necessary for the assumption of the Company Options and Company Awards pursuant to Sections 4.4(a) and 4.4(b) including the reservation, issuance (subject to Section 4.4(c)) and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 4.4. The Company shall take all necessary action to ensure that from and after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Company Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options or Company Awards, and all Company Stock Plans or other Company Compensation and Benefits Plans conferring any rights to Company Shares or other capital stock of the Company shall be deemed to be amended to be in conformity with this Section 4.4(d).

(e) The Company shall take all actions necessary to cause the Company’s Employee Stock Purchase Plan to terminate at or prior to the Effective Time in accordance with the terms of the plan and to cause each Company employee’s then current plan account balance to be distributed in cash to such employee at the time of plan termination.

(f) Notwithstanding any other provision of this Agreement, Parent acknowledges and agrees that the Board of Directors of the Company has taken or may take prior to Closing such action as may be required (i) to fully vest as of or prior to the Closing all Company Options and Company Awards outstanding as of the date hereof, and (ii) to provide for net or cashless exercise of Company Options and Company Awards, such that any Tax withholding is satisfied from Company Shares underlying such Company Options and Company Awards. Company Shares purchased upon exercise of Company Options and Company Shares delivered upon vesting of Company Awards shall be outstanding as of the Effective Time and entitled to receive the Merger Consideration as provided in Sections 4.1 and 4.2, and Company Options not exercised will be assumed as provided in Section 4.4(a).

4.5 Warrants. At the Effective Time, each outstanding warrant to purchase Company Shares (a “Company Warrant”) shall be converted into a warrant to acquire a number of shares of Parent Common Stock (rounded down to the nearest whole number) equal to the product of (a) the number of Company Shares subject to such Company Warrant immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, at an exercise price per share (rounded up to the nearest whole cent) equal to (x) the exercise price per Company Share of such Company Warrant immediately prior to the Effective Time divided by (b) the Exchange Ratio. Except as specifically provided above, following the Effective Time, each Company Warrant shall continue to be governed by the same terms and conditions as were applicable under such Company Warrant immediately prior to the Effective Time.

4.6 Tax Consequences. For U.S. federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub, as of the date of this Agreement and as of the Closing Date (it being understood that to the extent any such representation and warranty speaks as of a particular date, the Company makes such representation and warranty with respect to such particular date) , that, except as otherwise permitted in this Agreement or as set forth (i) in the Company Reports filed with the SEC since January 1, 2010 and prior to the date hereof (excluding, in each case, any disclosures set forth in any “risk factor” section or in any other section to the extent such statements are cautionary, predictive or forward-looking in nature), (ii) in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company at the time of entering into this Agreement (the “Company Disclosure Letter”) or (iii) to the extent that the qualifying nature of a disclosure in the Company Disclosure Letter with respect to another section or subsection is reasonably apparent on its face, in such other disclosure:

(a) Organization, Good Standing and Qualification. Other than as set forth in Section 5.1(a) of the Company Disclosure Letter, each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, individually or in the aggregate, has not had or would not reasonably be likely to have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent a complete and correct copy of the Company’s and its Subsidiaries certificates of incorporation and by-laws or comparable governing documents, each as amended through the date of this Agreement, and each as so delivered is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and its Subsidiaries are organized and qualified to do business.

As used in this Agreement, (i) the term “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or one or more of its Subsidiaries; and (ii) the term “Company Material Adverse Effect” means a material adverse effect on (x) the financial condition, assets, liabilities, business, or results of operations of the Company and its Subsidiaries, taken as a whole, or (y) the ability of the Company to perform its obligations under this Agreement or consummate the Merger and the other transactions contemplated hereby; provided, however, that Company Material Adverse Effect shall not include any event, condition, change, occurrence or development of a state of circumstances resulting from, primarily attributable to, or arising in connection with (A) general political, economic or market (including currency) conditions or general changes or developments in the industry in which the Company and its Subsidiaries operate, (B) acts of terrorism or war (whether or not declared) or natural disasters occurring after the date hereof, (C) this Agreement, the Merger and the other transactions contemplated hereby, or the announcement or performance thereof, including any negative impact on or disruption in relationships with customers, suppliers, distributors, employees or similar relationships, (D) changes in Law or any applicable accounting regulations or principles or the interpretations thereof, (E) changes in the price or trading volume of the Company’s stock (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such change in market price or trading volume shall not be excluded under this proviso), (F) any failure by the Company to meet public or internal revenue, earnings or other projections, in and of itself (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such failure to meet published revenue, earnings or other projections shall not be excluded under this proviso), (G) the taking of any action required by this Agreement or expressly approved or permitted in writing by Parent, or reasonably required to obtain the approval of any Governmental Entity or the failure to take any action prohibited by this Agreement or (H) any legal proceedings commenced or threatened by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company that assert allegations of a breach of fiduciary duty or violations of securities laws relating to this Agreement or the transactions contemplated by this Agreement, except in the case of clause (A) or (B), to the extent such changes or conditions disproportionately affect in any material respect the Company and its Subsidiaries, taken as a whole, as compared to other Persons engaged in similar businesses.

(b) Capital Structure. (i) The authorized capital stock of the Company consists of 100,000,000 Company Shares, of which 55,515,330 Company Shares were issued and outstanding as of the close of business on November 16, 2010, and 10,000,000 shares of Preferred Stock, $0.001 par value per share (the “Company Preferred Shares”) (including a series of Preferred Stock constituting 100,000 Company Preferred Shares designated as “Series A Junior Participating Preferred Stock”), none of which were outstanding as of the date of this Agreement. Other than as set forth in Section 5.1(b)(i) of the Company Disclosure Letter, no Company Shares are held in treasury by the Company or its Subsidiaries. All of the outstanding Company Shares have been duly authorized and validly issued and are fully paid and nonassessable. All of the outstanding Company Shares have been issued in material compliance with applicable securities Laws. The Company has no Company Shares or Company Preferred Shares reserved for issuance, except that as of November 16, 2010, there were an aggregate of 5,986,416 Company Shares reserved for issuance pursuant to the Company Compensation and Benefit Plans identified in Section 5.1(h)(i) of the Company Disclosure Letter as being the only Company Compensation and Benefit Plans pursuant to which Company Shares may be issued (the “Company Stock Plans”), 10,544,000 Company Shares issuable upon exercise of the Company Warrants and 100,000 Company Preferred Shares reserved for issuance pursuant to the Rights Agreement (the “Rights Agreement”), dated September 29, 2010, between the Company and Computershare Trust Company, N.A., as Rights Agent. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list as of October 30, 2010 of (x) each outstanding Company Option and Company Award, (y) each other outstanding right, including those issued under the Company Stock Plans or Company Compensation and Benefits Plans, to receive, the value of which is determined by reference to, Company Shares (including restricted stock and restricted stock units) (each a “Common Stock Unit”), and (z) each Company Warrant, including, in each case, the holder, date of grant, term, number of Company Shares subject thereto and, where applicable, exercise price and vesting schedule, including whether the vesting will be accelerated by the execution of this Agreement or consummation of the Merger or by termination of employment or change of position following consummation of the Merger. Since October 30, 2010, the Company has not issued any Company Options, Company Awards or Common Stock Units. All outstanding grants of Company Shares, Company Awards and Common Stock Units were made under the Company Stock Plans or Company Compensation and Benefits Plans. Upon any issuance of Company Shares pursuant to any Company Options, Company Awards or Common Stock Units, such Company Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth in this Section 5.1(b)(i) and pursuant to the Rights Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(ii) Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries has been duly authorized and validly issued and is fully paid and nonassessable and owned by the Company or by a direct or indirect wholly-owned Subsidiary of the Company, free and clear of any Liens. Section 5.1(b)(ii) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person. The Company does not own, directly or indirectly, any voting interest in any Person the acquisition of which requires a separate filing by the ultimate parent entity of Parent under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) or any other antitrust or other Laws.

(iii) Each Company Option (A) was granted in material compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) has an exercise price per Company Share equal to or greater than the fair market value of a Company Share on the date of such grant, (C) has a grant date identical to (or later than, as specified by the granting body) the date on which the Company’s Board of Directors or compensation committee actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax returns and the Company Reports, respectively.

(iv) Other than as set forth in Section 5.1(b)(iv) of the Company Disclosure Letter, to the knowledge of the Company, as of the date of this Agreement, no Person or group beneficially owns 5% or more of the Company’s voting securities, with the terms “group” and “beneficially owns” having the meanings ascribed to them under Rule 13d-3 and Rule 13d-5 under the Exchange Act. As used in this Agreement, “knowledge” of (i) the Company means the actual knowledge of the Company’s executive officers after reasonable inquiry of their direct reports and (ii) Parent or Merger Sub means the actual knowledge of such party’s executive officers after reasonable inquiry of their direct reports.

(c) Corporate Authority; Approval and Fairness.

(i) Assuming the accuracy of the representation set forth in Section 5.2(k) of this Agreement, the Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement to consummate the Merger, subject only to adoption of this Agreement by the holders of a majority of the outstanding Company Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”). The holders of the Company Warrants have consented to the treatment of the Company Warrants contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The Board of Directors of the Company (A) has unanimously determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, approved and declared advisable this Agreement and the Merger and the other transactions contemplated hereby and thereby and resolved to recommend adoption of this Agreement to the holders of the Company Shares (the “Company Recommendation”), (B) received the opinion of its financial advisor, UBS Securities LLC, dated as of the date of this Agreement, to the effect that the Merger Consideration to be received by the holders of Company Shares in the Merger is fair to such holders from a financial point of view; it being understood that such opinion is for the benefit of the Company’s Board of Directors and may not be relied upon by Parent or Merger Sub, and (C) directed that this Agreement be submitted to the holders of Company Shares for their approval. Assuming the accuracy of the representation set forth in Section 5.2(k) of this Agreement, the Board of Directors of the Company has taken all action so that Parent will not be an “interested stockholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Section 203 of the DGCL) as a result of the execution of this Agreement or the Support Agreement or the consummation of the transactions in the manner contemplated hereby or thereby.

(d) Governmental Filings; No Violations. (i) Other than the necessary notices, reports, filings, consents, registrations, approvals, permits, authorizations, actions or non-actions (A) pursuant to Section 1.3, (B) required under the HSR Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Securities Act, (C) to comply with state securities or “blue-sky” laws, (D) to be made with the New York Stock Exchange (the “NYSE”) and (E) other filings and recordations as required by Governmental Entities other than those in the United States as set forth on Section 5.1(d) of the Company Disclosure Letter, no filings, notices and/or reports are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, court, agency, commission, body or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company does not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of the Company or the comparable governing documents of any of its Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a default or termination (or right of termination) under, the creation or acceleration of any obligations under, or the creation of a Lien or pledge, security interest or other encumbrance on its assets or the assets of any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming the filings, notices and/or approvals referred to in Section 5.1(d)(i) are made or obtained, any Law to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, acceleration, creation or change that is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. Section 5.1(d)(ii) of the Company Disclosure Letter sets forth a correct and complete list of material Contracts of the Company and its Subsidiaries pursuant to which consents or waivers are or may be required prior to consummation of the transactions contemplated by this Agreement (whether or not subject to the exception set forth with respect to clauses (B) and (C) above).

(iii) Other than as described in Section 5.1(d)(iii) of the Company Disclosure Letter, except for (A) relationships with the Company or any of its Subsidiaries as an officer, director, or employee thereof (and compensation by the Company or any of its Subsidiaries in consideration of such services) in accordance with the terms of their employment and (B) relationships with the Company as stockholders or option holders therein, to the knowledge of the Company, none of the directors or officers of the Company or Persons holding more than five percent (5%) of the Company Shares (“5% Holders”), or any known member of any of their families or affiliates, is presently a party to, or was a party to, during the year preceding the date of this Agreement, any material transaction, agreement or arrangement with the Company or any of its Subsidiaries. To the knowledge of the Company, none of the officers or directors of the Company or 5% Holders has any interest in any material property, real or personal, tangible or intangible, including inventions, copyrights, trademarks, or trade names, used in or pertaining to the business, or any supplier, distributor, or customer of the Company, except for the normal rights of a stockholder, and except for rights under the Company Stock Plans and the Company Warrants.

(iv) Neither the Company nor any of its Subsidiaries is a party to or bound by any non-competition Contracts or other Contract that purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after giving effect to the Merger, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business.

(v) The Company and its Subsidiaries are not creditors or claimants with respect to any debtor or debtor-in-possession subject to proceedings under chapter 11 of title 11 of the United States Code with respect to claims that, in the aggregate, constitute more than 25% of the gross assets of the Company and its Subsidiaries (excluding cash and cash equivalents).

(e) Reports; Financial Statements. (i) The Company has made available to Parent each registration statement, report, proxy statement or information statement prepared by it since December 31, 2009 (the “Audit Date”) and filed with or furnished to the SEC, including (x) its Annual Report on Form 10-K for the year ended December 31, 2009, and (y) its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2010, June 30, 2010 and September 30, 2010, each in the form (including exhibits, annexes and any amendments thereto) filed with or furnished to the SEC. The Company has filed or furnished, as applicable, on a timely basis all forms, statements, reports and documents required to be filed or furnished by it with or to the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2006 (the “Applicable Date”) (collectively, the forms, statements, reports and documents filed with or furnished to the SEC since the Applicable Date, and those filed with or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports was prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder and complied in all material respects with then applicable accounting standards. Each of the Company Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment) the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent that the information in such Company Report has been amended or superseded by a later Company Report filed prior to the date of this Agreement.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) thereof or rules of the SEC, since the enactment of Sarbanes-Oxley, neither the Company nor any of its “affiliates” (as defined in Rule 405 promulgated under the Securities Act, “Affiliates”) has made, arranged or modified (in any material way) any extension of credit in the form of a personal loan to any executive officer or director of the Company.

(iii) The Company maintains effective disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. The Company maintains effective internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). The Company has disclosed to the Company’s auditors and the audit committee of the Company’s Board of Directors (A) any “significant deficiencies” in the design or operation of its internal controls over financial reporting and has identified for the Company’s auditors and audit committee of the Company’s Board of Directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Audit Date and (ii) any material communication since the Audit Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Audit Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent prior to the date of this Agreement a summary of all material complaints or concerns relating to other matters made since the Audit

Date through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding accounting matters or possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the Board of Directors or the Board of Directors pursuant to the rules adopted pursuant to Section 307 of Sarbanes-Oxley or any Company policy contemplating such reporting, including in instances not required by those rules.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into any Company Reports (including the related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date hereof, will fairly present the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or in the case of the Company Reports filed after the date hereof, will fairly present the results of operations, retained earnings (loss) and changes in financial position, as the case may be, for the periods set forth therein (subject, in the case of unaudited statements, to notes that comply with the requirements of Rule 3-10 of Regulation S-X only and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(v) The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, reports, schedules, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

(vi) Except as reflected or reserved against in the Company’s most recent consolidated balance sheet (or the notes thereto) included in the Company Reports, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, that would, individually or in the aggregate, have a Company Material Adverse Effect, and, except for this Agreement and the transactions specifically provided for herein, since the Audit Date, the Company and its Subsidiaries have not incurred any material liability other than in the ordinary course of business consistent with past practice.

(vii) The Company’s revenue recognition policies and practices are and have been in compliance with all rules, regulations and statements of the SEC with respect thereto, including SAB 101, “Revenue Recognition in Financial Statements,” and SAB 104, “Revenue Recognition,” and, to the extent required, the Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 985, “Certain Revenue Arrangements That Contain Software Elements”, and ASC 605-25, “Revenue Recognition—Multiple Element Arrangements”; and the Company maintains adequate controls over its revenue recognition policies and practices all of which are properly communicated to and applied by its sales organizations.

(f) Absence of Certain Changes. Other than as set forth in Section 5.1(f) of the Company Disclosure Letter, since the Audit Date, the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than as contemplated by this Agreement or in accordance with, the ordinary course of such businesses consistent with past practices, and there has not been:

(i) any event, development or circumstance involving, or any change in the financial condition, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to the most recent fiscal year end) which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(ii) any damage, destruction, or other casualty loss with respect to any asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries whether or not covered by insurance, which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(iii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly-owned Subsidiary to the Company or to any wholly-owned Subsidiary of the Company) or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(iv) any incurrence of any material indebtedness for borrowed money by the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has guaranteed such indebtedness of another Person, or issued or sold any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries;

(v) any incurrence or authorization of capital expenditures in excess of $15,000,000 in the aggregate;

(vi) any change in any method of accounting or accounting practices by the Company or any of its Subsidiaries;

(vii) any making, changing or rescinding of any material election in respect of Taxes by the Company or any of its Subsidiaries or changing of any method of Tax accounting by the Company or any of its Subsidiaries;

(viii) any transfer, lease, license, sale, mortgage, pledge, placement of a Lien upon or other disposition of any of the Company’s or its Subsidiaries’ property or assets (including capital stock of any of the Company’s Subsidiaries) with a fair market value in excess of $10,500,000;

(ix) (A) any increase in the compensation payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice) or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Laws;

(x) any event, development or circumstance as a result of which the Company incurred a material Tax liability (or material decrease in a material Tax asset or attribute) not in the ordinary course of business; or

(xi) any agreement to do any of the foregoing.

(g) Litigation and Liabilities. Except as set forth in Section 5.1(g) of the Company Disclosure Letter, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or (ii) obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise, and whether or not required to be disclosed in a Company Report or any other facts or circumstances known to the Company that could reasonably be expected to result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, including those relating to environmental and occupational safety and health matters, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which, individually or in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect.

(h) Employee Benefits.

(i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth a true and complete list of each Company Compensation and Benefit Plan sponsored or maintained with respect to or for the benefit of employees of the Company or its Subsidiaries, other than broad-based employee welfare and similar plans that do not provide for salary, bonus, incentive or equity compensation or severance arrangements. For purposes of this Agreement, the term “Company Compensation and Benefit Plan” shall mean any employee or director benefit plan, arrangement or agreement, including any such plan that is an employee welfare benefit plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), an employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) or a non-de minimis bonus, incentive, deferred compensation, vacation, stock purchase, stock option, stock-based severance, employment, change of control or fringe benefit plan, program or agreement that is sponsored or maintained by the Company or any of its Subsidiaries to or for the benefit of the current or former employees, independent contractors or directors of the Company and its Subsidiaries other than Company Compensation and Benefit Plans maintained outside of the U.S. primarily for the benefit of employees working outside of the U.S. (such plans “Company Non-U.S. Compensation and Benefit Plans”). Section 5.1(h)(i)(A) of the Company Disclosure Letter sets forth for each individual party to an agreement providing severance or termination benefits or entitled to severance or termination benefits under the 2007 change in control severance arrangement or the Company’s 2010 Change of Control Plan, the current salary of such individual.

(ii) For each Company Compensation and Benefit Plan listed in Section 5.1(h)(i) of the Company Disclosure Letter, the Company has heretofore made available to Parent true and complete copies of each of Company Compensation and Benefit Plans and (A) each writing constituting a part of such Company Compensation and Benefit Plan, including all amendments thereto; (B) the most recent (x) Annual Reports (Form 5500 Series) and accompanying schedules, if any, (y) audited financial statements and (z) actuarial valuation reports; (C) the most recent determination letter from the Internal Revenue Service (“IRS”) (if applicable) for such Company Compensation and Benefit Plan; and (D) any related trust agreement or funding instrument now in effect or required in the future as a result of the transactions contemplated by this Agreement.

(iii) (A) Each of the Company Compensation and Benefit Plans has been established, operated and administered in all material respects in compliance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and, in each case, the regulations thereunder; (B) each of the Company Compensation and Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS, and to the knowledge of the Company, there are no existing circumstances or events that have occurred that could reasonably be expected to result in the revocation of such letter; (C) no Company Compensation and Benefit Plan is subject to Title IV of ERISA; (D) no Company Compensation and Benefit Plan provides health, life insurance or disability benefits (whether or not insured), with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (x) coverage mandated by applicable Law or (y) death benefits or retirement benefits under any “employee pension plan” (as such term is defined in Section 3(2) of ERISA); (E) no material liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of incurring a material liability thereunder; (F) no Company Compensation and Benefit Plan is a “multiemployer pension plan” (as such term is defined in Section 3(37) of ERISA) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA; (G) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Compensation and Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP; (H) neither the Company nor its Subsidiaries has engaged in a transaction in connection with which the Company or its Subsidiaries could reasonably be expected to be subject to either a material civil penalty assessed pursuant to Section 409 of ERISA or a material Tax imposed pursuant to Section 4975 of the Code; (I) there are no material pending, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Company Compensation and Benefit Plans or any trusts related thereto which could reasonably be expected to result in any liability of the Company or any of its Subsidiaries; and (J) the Company or its Subsidiaries may amend or terminate any Company Compensation and Benefit Plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(iv) Since the Audit Date, there has been no amendment to, announcement by the Company or any of its Subsidiaries relating to, or change in employee participation or coverage under, any of the Company Compensation and Benefit Plans that would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. Except as set forth in Section 5.1(h)(iv) of the Company Disclosure Letter, none of the execution of this Agreement, stockholder approval of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Merger or the other transactions contemplated by this Agreement, or the consummation of the Merger and the other transactions contemplated by this Agreement either alone or together with any other event will, (A) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Compensation and Benefit Plans, (C) limit or restrict the right of the Company, or, after the consummation of the transactions contemplated by this Agreement, Parent, to merge, amend or terminate any of the Company Compensation and Benefit Plans, (D) entitle any employees of the Company or any of its Subsidiaries to any tax “gross-up” or other reimbursement of taxes or tax penalties or (E) result in payments under any of the Company Compensation and Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code.

(v) All of the Company Non-U.S. Compensation and Benefit Plans sponsored or maintained with respect to or for the benefit of employees of the Company or its Subsidiaries outside of the United States, other than broad-based employee welfare and similar plans that do not provide for salary, bonus, incentive or equity compensation or severance arrangements are listed in Section 5.1(h)(v) of the Company Disclosure Letter and comply with applicable local Law, except as would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries have no unfunded liabilities with respect to any such Company Non-U.S. Compensation and Benefit Plans that are not set forth in the consolidated balance sheets included in or incorporated by reference into Company Reports filed prior to the date of this Agreement. As of the date of this Agreement, there is no pending or, to the knowledge of the Company, threatened litigation relating to the Company Non-U.S. Compensation and Benefit Plans.

(vi) All Company Compensation and Benefit Plans that are “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) have been maintained and administered in all respects in compliance with the requirements of Section 409A of the Code and any regulations or other guidance issued thereunder.

(i) Compliance with Laws. (i) The businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, or any rule, regulation, standard, judgment, determination, order, writ, decree, injunction, arbitration award, license, authorization, opinion, agency requirement or permit of any Governmental Entity or common law (collectively, “Laws”), except for violations that individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same. No material change is required in the Company’s or any of its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement, except for such changes and noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(ii) Neither the Company nor any of its Subsidiaries maintains or conducts, and since January 1, 2007 has maintained or conducted, any business, investment, operation or other activity in or with: (i) any country or person targeted by any of the economic sanctions of the United States of America administered by the United States Treasury Department’s Office of Foreign Assets Control; (ii) any person appearing on the list of Specially Designated Nationals and Blocked Persons issued by the United States Treasury Department’s Office of Foreign Assets Control; or (iii) any country or person designated by the United States Secretary of the Treasury pursuant to the USA PATRIOT Act as being of “primary money laundering concern”.

(iii) Neither the Company nor any of its Subsidiaries has collected, used, transferred or disclosed any personally identifiable information in violation of any privacy policy, statement, or agreement maintained by the Company or any of its Subsidiaries, except for violations that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries has commercially reasonable security measures and safeguards in place to protect personally identifiable information from illegal or unauthorized access, download or use by its personnel or third parties and, to the knowledge of the Company, no such illegal or unauthorized access, downloading or use has occurred.

(iv) The Company and each of its Subsidiaries is in compliance in all respects with all Laws applicable to the transfer of personally identifiable information, except for such noncompliance that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(j) Takeover Statutes. Assuming the accuracy of the representation and warranty of Parent contained in Section 5.2(k), the Company has taken all actions required to ensure that no “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision contained in the Company’s certificate of incorporation or by-laws is, or at the Effective Time will be, applicable to the Company, the Company Shares, the Merger or the other transactions contemplated by this Agreement.

(k) Environmental Matters. (i) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) each of the Company and its Subsidiaries has complied at all times with all applicable Environmental Laws; (b) the properties currently owned, leased or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) are not contaminated with any Hazardous Substances; (c) the properties formerly owned, leased or operated by the Company or any of its Subsidiaries were not contaminated with Hazardous Substances during the period of ownership, tenancy or operation by the Company or any of its Subsidiaries; (d) neither the Company nor any of its Subsidiaries is subject to liability for any Hazardous Substance disposal or contamination on any third-party property; (e) neither the Company nor any of its Subsidiaries has been associated with any release or threat of release of any Hazardous Substance; (f) neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to liability under any Environmental Law (including any claims relating to electromagnetic fields or microwave transmissions); (g) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other arrangement with any Governmental Entity or is subject to any indemnity or other agreement with any third party relating to liability under any Environmental Law or relating to Hazardous Substances; (h) there are no circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any claim, liability, investigation, cost or restriction on the ownership, use, or transfer of any of its properties pursuant to any Environmental Law; and (i) the Company has delivered to Parent copies of all environmental reports, studies, assessments, sampling data and other environmental information in its possession relating to Company or its Subsidiaries or their respective current and former properties or operations.

(ii) Except as would not reasonably be expected to have a Company Material Adverse Effect, each of the Company’s products does and has complied with any and all applicable Laws pertaining to the presence (or absence) of specified substances in electrical or electronic or other products; registration or notification of chemical substances in products; labeling of product or product packaging as respects product content or as respects health, safety or environmental effects or attributes or as respects required end-of-life handling or disposition of products or product packaging; and coverage and payment of fees under an approved scheme for end-of-life, return and recycling of products or of product packaging. Without limiting the foregoing, to the Company’s knowledge each of the products sold by the Company in the European Union meets, in all material respects, the restrictions of the European Union’s Directive 2002/95/EC on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (the “RoHS Directive”) and the European Union’s Directive 2002/96/EC on Waste Electrical and Electronic Equipment (as amended by European Directive 2003/108/EC) (“WEEE Directive”). To the Company’s knowledge, the products currently sold by the Company fully comply with the requirements of the RoHS Directive and WEEE Directive, including any amending directives thereto, and are applicably marked.

As used herein, the term “Environmental Law” means any Law relating to (A) the protection, investigation or restoration of the environment, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

As used herein, the term “Hazardous Substance” means any substance that is (A) listed, classified or regulated pursuant to or in connection with any Environmental Law and (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, mold, radioactive material or radon.

(l) Taxes.

(i) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all material Tax Returns required to be filed by or with respect to any of them and all such Tax Returns are complete and accurate in all material respects;

(ii) the Company and each of its Subsidiaries have timely paid all material Taxes that are required to be paid by any of them (whether or not shown on any Tax Return), except with respect to matters contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP;

(iii) other than as set forth in Section 5.1(l)(iii) of the Company Disclosure Letter, there is no pending audit, examination, investigation, dispute, proceeding or claim relating to any Tax on the Company or any of its Subsidiaries (collectively, a “Proceeding”) and neither the Company nor any of its Subsidiaries has received any written notice that a Proceeding is pending or threatened;

(iv) all assessments for material Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid;

(v) no Tax authority has asserted any adjustment that would result in an additional material Tax on the Company or any of its Subsidiaries which has not been fully paid or which adjustment, if asserted with respect to another Tax period, would result in an additional Tax on the Company or on any of its Subsidiaries or in the loss or reduction of a Tax asset or attribute of the Company or of any of its Subsidiaries;

(vi) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable or Liens for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the financial statements of the Company and its Subsidiaries in accordance with GAAP;

(vii) the Company has made a provision in accordance with GAAP, in the financial statements of the Company, for all Taxes that accrued on or before the end of the most recent period covered in such financial statements;

(viii) none of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the date hereof;

(ix) the Company and its Subsidiaries have withheld or collected and paid over to the appropriate Taxing authority or deposited in accordance with applicable Laws in a timely manner all Taxes required to have been withheld or collected and paid or deposited in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party;

(x) neither the Company nor any of its Subsidiaries has executed any waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax, and no such waivers of statutes of limitations or extensions have been requested from the Company or any Subsidiary;

(xi) neither the Company nor any of its Subsidiaries (a) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), (b) has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any foreign, state or local Tax Return, (c) owes any amount under any Tax sharing, indemnification or allocation agreement, (d) is or has ever been a party to any Tax sharing or Tax allocation agreement, arrangement or understanding or (e) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502–6 (or any similar Law), as a transferee or successor, by contract, or otherwise;

(xii) no closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any Taxing authority with respect to the Company or any of its Subsidiaries, or the business of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has outstanding any ruling request, request for consent to change a method of accounting, subpoena or request for information with or from a Taxing authority in connection with any Tax matter; and

(xiii) neither the Company nor any of its Subsidiaries (including current or former subsidiaries) (A) has engaged or entered into any transaction that is the same as, or substantially similar to, a transaction which is a “reportable transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulations Section 1.6011-4 or any predecessor thereof, including any transaction which the IRS has determined to be a “listed transaction” for purposes of Treasury Regulations Section 1.6011-4(b)(2), or would be reportable to a similar extent under any other provision of state, local or foreign Tax law, (B) has engaged in a transaction of which it made disclosure to any taxing authority to avoid penalties, or (C) has participated in any “tax amnesty” or similar program offered by any Taxing authority to avoid the assessment of penalties or other additions to Tax.

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(m) Labor Matters. Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union, labor organization, works council or employer organization, nor is the Company or any of its Subsidiaries the subject of any material proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice or that seeks to compel it to bargain with any labor union, works council or labor organization nor is there pending or, to the Company’s knowledge, threatened, nor has there been for the past five years, any labor strike, dispute, walk-out, work stoppage, slow-down or lockout involving the Company or any of its Subsidiaries. To the Company’s knowledge, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries. The Company has previously made available to Parent correct and complete copies of all labor, works council and collective bargaining agreements, Contracts or other agreements or understandings with a labor union, works council or labor organization to which the Company or any of its Subsidiaries is party or by which any of them are otherwise bound (collectively, the “Company Labor Agreements”). The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any third party (including any labor union, works council or labor organization) to any payments under any of the Company Labor Agreements. The Company and its Subsidiaries have complied in all material respects with the reporting requirements of the Labor Management Reporting and Disclosure Act.

(n) Intellectual Property.

(i) Each of the Company and its Subsidiaries has sufficient rights, through ownership or license, to use all material Intellectual Property used in its business as presently conducted and to be used in its business as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. Section 5.1(n)(i) of the Company Disclosure Letter sets forth a true and complete list of all (x) Registered and/or material Intellectual Property owned by the Company and its Subsidiaries, indicating for each Registered item the registration or application number and the applicable filing jurisdiction and (y) Intellectual Property Contracts (other than licenses for commercial “off-the-shelf” or “shrink-wrap” Software that has not been modified or customized for the Company). Each of the Company and its Subsidiaries has exclusive ownership of all material Intellectual Property owned by it, free and clear of all Liens, non-exclusive licenses (other than those granted in the ordinary course of business) and exclusive licenses. The Intellectual Property owned by the Company and its Subsidiaries is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s or any of its Subsidiaries’ use thereof or its rights thereto. To the knowledge of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries, nor any of the products or services of the Company or any of its Subsidiaries, infringes, misappropriates or otherwise violates, or has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party during the five (5) year period immediately preceding the date of this Agreement, and, except as set forth in Section 5.1(n)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any notice or claim challenging the Company’s or any Subsidiary’s ownership of any of the Intellectual Property owned by the Company or any Subsidiary or claiming that the Company or any Subsidiary infringes or misappropriates the Intellectual Property of any third party.

(ii) The Company and its Subsidiaries have taken all reasonable measures to protect the confidentiality and value of all Trade Secrets that are owned, used or held by the Company and its Subsidiaries, and to the Company’s knowledge, such Trade Secrets have not been used, disclosed to or discovered by any person, except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached. To the Company’s knowledge, none of the Company’s or its Subsidiaries’ current employees or subcontractors has any patents issued or patent applications pending for any device, process, design or invention of any kind now used in, or required by the Company or its Subsidiaries to be used in the Company’s or such Subsidiary’s business, other than patents or applications that have been assigned to the Company pursuant to valid intellectual property and confidentiality agreements. All of the Company’s and its Subsidiaries’ current and prior employees have executed valid intellectual property and confidentiality agreements for the benefit of the Company in a form which the Company has prior to the date of this

Agreement provided to Parent for its review. Every contract or agreement under which Intellectual Property was developed, created or otherwise made, for the Company or any of its Subsidiaries assigns or licenses all rights to such Intellectual Property to the Company to the extent allowed by applicable Law. To the knowledge of the Company, the Company’s and its Subsidiaries’ employees’ performance of their employment activities does not violate any third party’s Intellectual Property rights or such employees’ contractual obligations to any third person.

(iii) Neither the Company nor any of its Subsidiaries has granted any licenses or other rights to third parties to use the Company’s or its Subsidiaries’ Intellectual Property other than non-exclusive licenses granted in the ordinary course of business pursuant to standard terms which have been previously provided to Parent and exclusive licenses set forth in Section 5.1(n)(iii) of the Company Disclosure Letter.

(iv) The IT Assets owned, used or held for use by the Company or any of its Subsidiaries operate and perform in all material respects in accordance with their documentation and functional specifications and otherwise as required by the Company and its Subsidiaries in connection with their business and have not materially malfunctioned or failed within the past three (3) years. To the Company’s knowledge, no person has gained unauthorized access to the IT Assets. The Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices.

(v) The Company and its Subsidiaries have source code for each version of Software owned by them and used in the past five (5) years. The source code for such Software will compile into object code or otherwise is capable of being installed and operated. Once compiled and/or installed, such Software will have the features, functions and performance described in the documentation pertaining to it and will execute on the computer platforms for which it is designed. All source code and other documentation concerning such Software is sufficiently documented to enable a Software developer of reasonable skill to understand, modify, debug, enhance, compile, support and otherwise utilize all aspects of Software to which it pertains, without reference to other sources of information. None of the Software owned by the Company or any of its Subsidiaries contains any shareware, open source code, or other Software or is subject to the terms or conditions of any “open source” license (including but not limited to any General Public License) whose use requires or imposes on the Company or any of its Subsidiaries any obligation with respect to any Intellectual Property or Software that is owned by the Company or any of its Subsidiaries, and further, the Company and its Subsidiaries are in compliance with all terms and conditions of any such “open source” licenses.

(vi) Section 5.1(n)(vi) of the Company Disclosure Letter contains a complete and accurate list, together with applicable Export Control Classification Number (ECCN), of all Software (other than Software embedded in terminal products) that is sold, licensed, leased or otherwise distributed by the Company or its Affiliates or resellers (the “Software Products”) indicating in each case, the name, owner and most recent version of the Software Product.

(vii) As used herein,

(1) “Intellectual Property” means all (i) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; (iii) confidential information, trade secrets and know-how, including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists (collectively, “Trade Secrets”); (iv) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (v) moral rights and all other intellectual property or proprietary rights.

(2) “IT Assets” means the Company and its Subsidiaries’ computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

(3) “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

(4) “Software” means all software and databases (including source code, object code and all related documentation).

(o) Affiliate Transactions. As of the date of this Agreement, there are no transactions, arrangements or Contracts between the Company and its Subsidiaries, on the one hand, and its Affiliates (other than its wholly-owned Subsidiaries) or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(p) Insurance. The Company has made available to Parent prior to the date of this Agreement true, correct and complete copies of the Company’s director and officer and error and omissions insurance policies and all other material policies of insurance to which the Company or any of its Subsidiaries is a beneficiary or named insured (“Insurance Policies”). Each Insurance Policy is in full force and effect and all premiums due with respect to all Insurance Policies have been paid.

(q) Material Contracts. (i) As of the date of this Agreement, except as described in the relevant subsection of Section 5.1(q)(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to or bound by:

(A) any lease of real or personal property providing for annual rentals of $1,000,000 or more;

(B) other than purchase orders or agreements related to the sale of the Company’s products in the ordinary course of business, including end-of-life raw materials and finished goods inventory purchases, (w) any Contract for the purchase of raw materials that is reasonably likely to require payments of $500,000 or more in any year, (x) any Contract for the acquisition of or investment in capital equipment for an aggregate purchase price or investment value of $500,000 or more, (y) any Contract authorizing the distribution or resale by any Person of any of the Company’s or its Subsidiaries’ products or services or (z) any Contract for the sale or rental of products or services that is reasonably likely to result in payments to the Company and its Subsidiaries of $500,000 or more in any year;

(C) any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than a 5% voting or economic interest, or any interest valued at more than $500,000 without regard to percentage voting or economic interest;

(D) any Contract (other than among direct or indirect wholly-owned Subsidiaries of the Company) relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1,000,000;

(E) any Contract required to be filed as an exhibit to any Company Report;

(F) any non-competition Contract or other Contract that (I) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business, (II) could require the disposition of any material assets, line of business or product line of the Company or any of its Subsidiaries or, after the Effective Time, Parent or any of its Subsidiaries, (III) grants “most favored nation” status including any that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries, (IV) prohibits or limits in any material respect the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights, or (V) provides for a material indemnification obligation by the Company or any of its Subsidiaries, other than indemnification arrangements with customers, suppliers or manufacturers entered into in the ordinary course of business, which arrangements are required to be recorded as liabilities on the Company’s balance sheets included in the Company Reports;

(G) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which the party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(H) any Contract between the Company or any of its Subsidiaries and any director or officer of the Company or any Person beneficially owning five (5%) percent or more of the outstanding Company Shares;

(I) any Contract providing for indemnification by the Company or any of its Subsidiaries of any Person, except for any such Contract that is (x) not material to the Company and its Subsidiaries and (y) entered into in the ordinary course of business;

(J) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $500,000; and

(K) any other Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect (the Contracts described in clauses (A) – (K), together with all exhibits and schedules to such Contracts, being the “Material Contracts”).

(ii) Section 5.1(q)(ii) of the Company Disclosure Letter sets forth a list of (x) the Company’s top ten (10) suppliers by value for the fiscal year ended December 31, 2009, and (y) the Company’s top ten (10) customers by value of sales for the fiscal year ended December 31, 2009. Except as set forth in Section 5.1(q)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notice from any supplier required to be identified in Section 5.1(q)(ii) of the Company Disclosure Letter stating that such supplier intends to stop supplying, or materially reduce the level of, materials, products or services supplied to the Company or any of its Subsidiaries or otherwise materially and adversely change its business relationship or the terms of any Material Contract with the Company or any of its Subsidiaries. Except as set forth in Section 5.1(q)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has received any written notice from any customer required to be identified in Section 5.1(q)(ii) of the Company Disclosure Letter stating that such customer intends to stop buying, or materially reduce the level of, products of services bought from the Company or any of its Subsidiaries or otherwise materially and adversely change its business relationship or terms of any Material Contract with the Company or any of its Subsidiaries.

(iii) A true and correct copy of each Material Contract has previously been delivered to Parent and each such Contract is a valid and binding obligation of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any other party thereto is in material default under or material breach in any respect under the terms of any such Material Contract. In addition, none of the Company or any of its Subsidiaries has received any written claim of default under any Material Contract, and no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both).

(iv) (A) With respect to each Government Contract, except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (x) all representations and certifications executed, acknowledged or set forth in or pertaining to such Government Contract were complete and correct as of their effective date, and the Company and each of its Subsidiaries have complied in all material respects with all such representations and certifications, (y) neither the United States government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries that the Company or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Government Contract, and (z) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Government Contract.

(B) Except as has not had and would not reasonably be expected to have a Company Material Adverse Effect, (x) to the Company’s knowledge, neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract, (y) neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract, and (z) neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any of their respective personnel has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.

As used herein, “Government Contract” means any Material Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such contract).

(r) Property. Other than as set forth in Section 5.1(r) of the Company Disclosure Letter, (i) the Company has good and marketable title to, or, in the case of securities and investments, a “security entitlement” (as defined in the Uniform Commercial Code) in, or in the case of leased property, a valid leasehold interest in, all material property (whether real or personal, tangible or intangible, and including securities and investments) and assets purported to be owned or leased by it or any of its Subsidiaries, and no such material property and assets are subject to any Liens except mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or similar Liens arising in the ordinary course of business consistent with past practice or Tax Liens for current Taxes not yet due and payable.

(ii) The lease agreements entered into by the Company and its Subsidiaries in connection with their premises are in full force and effect and enforceable, and, to the knowledge of the Company, there are no existing material defaults of the Company and its Subsidiaries or any other party to the leases thereunder, and neither the Company nor its Subsidiaries has received or given notice of default or claimed default with respect to such leases, nor is there, to the knowledge of the Company, any event that with notice or lapse of time, or both, would constitute a material default thereunder. Other than the lease agreements referred to above, the Company and its Subsidiaries have no other interests of any type in any real property.

(s) Warranties/Product Liability. Except as set forth on Section 5.1(s) of the Company Disclosure Letter and except as specifically reflected, reserved against (all such reserves being made in accordance with GAAP) or otherwise disclosed on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, or incurred since September 30, 2010 in the ordinary course of business, (i) the Company has not received any notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation from, by or before any Governmental Entity relating to any product, including the packaging and advertising related thereto, designed, formulated, manufactured, processed, sold or placed in the stream of commerce by the Company or any services provided by the Company (a “Product”), or claim or lawsuit involving a Product which is pending or, to the Company’s knowledge, threatened by any Person, (ii) there has not been, nor is there under consideration by the Company, any Product recall or post-sale warning of a material nature concerning any Product, (iii) there are no material warranties, express or implied, written or oral, with respect to any Product, (iv) there are no pending or, to the Company’s knowledge, threatened claims with respect to any such warranty which could reasonably be expected to result in a Company Material Adverse Effect, and (v) there are no material pending or, to the Company’s knowledge, threatened product liability claims with respect to any Product and no such claims have been settled or adjudicated. All Products comply in all material respects with applicable governmental authorizations and Laws, and there have not been and there are no material defects or deficiencies in such Products.

(t) Product Certifications.

(i) The product certifications given or granted by processors or manufacturers with respect to Products (“Product Certifications”) constitute all the Product Certifications necessary for the Company and its Subsidiaries to conduct their respective businesses as currently conducted, and each Product is certified in the countries in which it is sold, other than as set forth in Section 5.1(t) of the Company Disclosure Letter. The Company has not made any material modifications or updates to the Products which would require Product Certifications different from or in addition to those in effect as of the date of this Agreement, and, other than as set forth in Section 5.1(t) of the Company Disclosure Letter, to the Company’s knowledge, none of the Product Certifications would be terminated, rescinded or modified as a result of this Agreement or the completion of the Merger.

(ii) No claims have been made or to the Company’s knowledge, threatened alleging that any product designed, manufactured, marketed, sold or distributed by the Company or any of its Subsidiaries or bearing any trademark or trade name of the Company or any of its Subsidiaries has been subject to any security breach or other compromise that has or may lead to the disclosure, theft or other misappropriation of confidential, proprietary or private information not to the Company’s knowledge, has there been any such breach or compromise involving or related to any such product.

(u) Inventory. All inventories of raw materials, work-in-process, finished goods, products under research and development, demonstration equipment, office and other supplies, parts, packaging materials and other accessories related thereto which are held at, or are in transit from or to, any Company location, or located at customers’ premises on consignment, in each case, which are used or held for use by the Company, including any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other Person, together with all rights of the Company against suppliers of such inventories, but excluding any of the foregoing which are used or held for use by the Company (directly or indirectly through a Subsidiary) on consignment from a third party (the “Inventory”), consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice. Except as disclosed in Section 5.1(u) of the Company Disclosure Letter, none of the items included in the Inventory are held by the Company on consignment from others.

(v) Licenses. (i) Each of the Company and its Subsidiaries has obtained and is in substantial compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (collectively, “Licenses”) necessary to conduct its business as presently conducted, except for those the absence of which or failure to be in compliance with, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. No License will be violated, revoked, terminated prior to its normal expiration date or not renewed solely as a result of the consummation of the transactions contemplated by this Agreement, except, in all cases, for any violation, revocation, termination or renewal that would not reasonably be expected to have a Company Material Adverse Effect.

(ii) The Company and each of its Subsidiaries is and has been in substantial compliance with all applicable rules and regulations (“Card Regulations”) of any card association or other financial institution that licenses the issuance of, or directly issues, credit cards, charge cards, and/or debit cards to cardholders, including Visa International, Inc., Visa U.S.A., Inc., MasterCard International Services, Inc., and American Express Travel Related Services, Inc. (collectively, “Card Organizations”). Each of the Company’s products offered for sale meets all required Card Regulations, including, as applicable, operating regulations of the various Card Organizations, the Payment Card Industry Encrypting PIN Pad (EPP) Security Requirements Manual, the POS PIN Entry Device Security Requirements Manual, the Payment Card Industry Data Security Standard, the Account Information Security Program, and Payment Application Best Practices.

(w) Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries nor, to the Company’s knowledge, any director, officer, agent or employee of the Company or any of its Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by any such persons of the U.S. Foreign Corrupt

Practices Act of 1977, as amended, and the rules and regulations thereunder, the U.K. Bribery Act of 2010 and the rules and regulations thereunder or any other anti-bribery/corruption legislation promulgated by any Governmental Entity (collectively, “Anti-Bribery Laws”). The Company and its Subsidiaries have conducted their businesses in compliance in all material respects with all Anti-Bribery Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith and the Company has no knowledge of any violation of any Anti-Bribery Law by any of its Affiliates.

(x) OFAC. To the knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any director, officer, agent or employee of the Company or any of its Subsidiaries is currently targeted by any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”); and the Company has not directly or indirectly lent, contributed or otherwise made available funds to any Subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any Person currently targeted by any U.S. sanctions administered by OFAC.

(y) Investment Company Act of 1940. Neither of the Company nor any of its Subsidiaries is, or at the Effective Time will be, an investment company, as defined in the Investment Company Act of 1940, as amended.

(z) Brokers and Finders. Neither the Company nor any of the Company’s officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated by this Agreement, except that the Company has employed UBS Securities LLC as the Company’s financial advisor. The Company has made available to Parent a complete and accurate copy of all agreements pursuant to which UBS Securities LLC is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(aa) Rights Agreement. The Board of Directors of the Company has taken all necessary action to render the Rights Agreement inapplicable to the Merger and the other transactions contemplated hereby and to cause the rights distributed to holders of Company Shares (the “Rights”) to expire at or immediately prior to the Effective Time, and neither the execution and delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will result in the occurrence of a Distribution Date, as defined in the Rights Agreement, or otherwise cause the Rights to become exercisable by the holders hereof.

(bb) Reorganization Treatment. Neither the Company nor any of its Affiliates has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(cc) No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this Section 5.1, the Company is not making and has not made, and no other Person is making or has made on behalf of the Company, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representation or warranty on behalf of the Company.

5.2 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub jointly and severally hereby represent and warrant to the Company, as of the date of this Agreement and as of the Closing Date (it being understood that to the extent any such representation and warranty speaks as of a particular date, the Company makes such representation and warranty with respect to such particular date), that, except as otherwise permitted in this Agreement or as set forth (i) in the Parent Reports filed with the SEC since November 1, 2009 and prior to the date hereof (excluding, in each case, any disclosures set forth in any “risk factor” section or in any other section to the extent such statements are cautionary, predictive or forward-looking in nature), (ii) in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger

Sub at the time of entering into this Agreement (the “Parent Disclosure Letter”) or (iii) to the extent that the qualifying nature of a disclosure in the Parent Disclosure Letter with respect to another section or subsection is reasonably apparent on its face, in such other disclosure:

(a) Organization, Good Standing and Qualification. Each of Parent and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, individually or in the aggregate, has not had or would not reasonably be likely to have a Parent Material Adverse Effect (as defined below). Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificate of incorporation and by-laws, each as amended through the date of this Agreement, and each as so delivered is in full force and effect.

As used in this Agreement, the term “Parent Material Adverse Effect” means a material adverse effect on (x) the financial condition, assets, liabilities, business, or results of operations of Parent and its Subsidiaries, taken as a whole, or (y) the ability of Parent to perform its obligations under this Agreement or consummate the Merger and the other transactions contemplated hereby; provided, however, that Parent Material Adverse Effect shall not include any event, condition, change, occurrence or development of a state of circumstances resulting from, primarily attributable to, or arising in connection with (A) general political, economic or market (including currency) conditions or general changes or developments in the industry in which Parent and its Subsidiaries operate, (B) acts of terrorism or war (whether or not declared) or natural disasters occurring after the date hereof, (C) this Agreement, the Merger and the other transactions contemplated hereby, or the announcement or performance thereof, including any negative impact on or disruption in relationships with customers, suppliers, distributors, employees or similar relationships, (D) changes in Law or any applicable accounting regulations or principles or the interpretations thereof (E) changes in the price or trading volume of Parent’s stock (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such change in market price or trading volume shall not be excluded under this proviso), (F) any failure by Parent to meet public or internal revenue, earnings or other projections, in and of itself (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such failure to meet published revenue, earnings or other projections shall not be excluded under this proviso) or (G) the taking of any action required by this Agreement or expressly approved or permitted in writing by the Company or reasonably required to obtain the approval of any Governmental Entity, or the failure to take any action prohibited by this Agreement, except in the case of clause (A) or (B), to the extent such changes or conditions disproportionately affect in any material respect Parent and its Subsidiaries, taken as a whole, as compared to other Persons engaged in similar businesses.

(b) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, par value $0.001 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for shares of capital stock or voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(c) Capital Structure of Parent. The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock, of which 86,918,790 shares were outstanding as of the close of business on

November 15, 2010, and 10,000,000 shares of Preferred Stock par value $0.01 per share (the “Parent Preferred Shares”), of which no shares were outstanding as of the close of business on the date of this Agreement. All of the outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. As of the date of this Agreement, Parent has no Parent Common Stock or Parent Preferred Shares reserved for issuance, except for shares of Parent Common Stock reserved for issuance pursuant to (A) Parent’s New Founders’ Stock Option Plan, Outside Directors’ Stock Option Plan and 2005 Employee Equity Incentive Plan, (B) Parent’s 1.375% Senior Convertible Notes due 2012 and (C) warrants to purchase Parent Common Stock. Each of the outstanding shares of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except for directors’ qualifying shares, owned by Parent or by a direct or indirect wholly-owned Subsidiary of Parent, free and clear of any Liens. Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or that are convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(d) Corporate Authority. Assuming the accuracy of the Company’s representations and warranties set forth in Section 5.1(b) with respect to capitalization matters and the Company’s compliance with Section 6.1(a)(vii), no vote of holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate and stockholder action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The shares of Parent Common Stock, when issued pursuant to this Agreement, will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The Board of Directors of Parent has unanimously approved this Agreement and the other transactions contemplated hereby.

(e) Governmental Filings; No Violations; Certain Contracts, Etc. (i) Other than the necessary notices, reports, filings, consents, registrations, approvals, permits, authorizations, actions or non-actions (A) pursuant to Section 1.3, (B) required under the HSR Act, Exchange Act and the Securities Act, (C) to comply with state securities or “blue-sky” laws, (D) to be made with the NYSE and (E) other filings and recordations as required by Governmental Entities other than those in the United States as set forth on Section 5.2(e) of the Parent Disclosure Letter, no filings, notices and/or reports are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent or Merger Sub or the comparable governing documents of any of Parent’s Subsidiaries, (B) with or without notice, lapse of time or both, a breach or violation of, a default or termination (or right of termination) under, the creation or acceleration of any obligations under, or the creation of a Lien or pledge, security interest or other encumbrance on its assets or any of its Subsidiaries pursuant to, any Contracts binding upon

Parent or any of its Subsidiaries or, assuming the filings, notices and/or approvals referred to in Section 5.2(e)(i) are made or obtained, any Law to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation acceleration or change that is not, individually or in the aggregate, reasonably likely to have a Parent Material Adverse Effect.

(f) Parent Reports; Financial Statements. (i) Parent has filed or furnished, as applicable, on a timely basis all forms, statements, reports and documents required to be filed or furnished by it with the SEC under the Exchange Act or the Securities Act since November 1, 2009 (the “Parent Applicable Date”) (collectively, the forms, statements, reports and documents filed with or furnished to the SEC since the Parent Applicable Date, and those filed with or furnished to the SEC subsequent to the date of this Agreement, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports was prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder and complied in all material respects with then applicable accounting standards. Each of the Parent Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Securities Act, the Exchange Act and Sarbanes-Oxley, and any rules and regulations promulgated thereunder applicable to the Parent Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment) the Parent Reports did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent that the information in such Parent Report has been amended or superseded by a later Parent Report filed prior to the date of this Agreement.

(ii) Parent maintains effective disclosure controls and procedures as required by Rule 13a-15 or 15d-15 under the Exchange Act. Parent and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (C) access to assets is permitted only in accordance with management’s general or specific authorization, and (D) the recorded accountability of assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.

(iii) Each of the consolidated balance sheets included in or incorporated by reference into any Parent Reports (including the related notes and schedules) fairly presents, or, in the case of Parent Reports filed after the date hereof, will fairly present the consolidated financial position of Parent and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, changes in stockholders’ equity (deficit) and cash flows included in or incorporated by reference into the Parent Reports (including any related notes and schedules) fairly presents, or in the case of Parent Reports filed after the date hereof, will fairly present the results of operations, retained earnings (loss) and changes in financial position, as the case may be, for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(iv) Except as reflected or reserved against in Parent’s most recent consolidated balance sheet (or the notes thereto) included in the Parent Reports, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, whether known or unknown and whether due or to become due, that would, individually or in the aggregate, have a Parent Material Adverse Effect.

(v) Parent’s revenue recognition policies and practices are and have been in compliance with all rules, regulations and statements of the SEC with respect thereto, including SAB 101, “Revenue Recognition in Financial Statements,” and SAB 104, “Revenue Recognition,” and, to the extent required, Parent recognizes revenue in accordance with Accounting Standards Codification (ASC) 985, “Certain Revenue Arrangements That Contain Software Elements”, and ASC 605-25, “Revenue Recognition – Multiple Element Arrangements”; and Parent maintains adequate controls over its revenue recognition policies and practices all of which are properly communicated to and applied by its sales organizations.

(g) Absence of Certain Changes. Since the Parent Applicable Date, there has not been any event, development or circumstance involving, or any change in the financial condition, assets, liabilities, business, or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to the most recent fiscal year end) which, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(h) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries, except for those that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(i) Compliance with Laws. The businesses of each of Parent and its Subsidiaries have not been, and are not being, conducted in violation of any Laws, except for violations that individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or threatened, nor has any Governmental Entity indicated an intention to conduct the same.

(j) Brokers and Finders. Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated by this Agreement, except that Parent has employed J.P. Morgan Securities LLC as its financial advisor.

(k) Section 203. None of Parent, Merger Sub or any of their Affiliates is an “interested stockholder” of the Company for purposes of Section 203 of the DGCL (other than as contemplated by this Agreement or the Support Agreement).

(l) Reorganization Treatment. Neither Parent, Merger Sub nor any other Affiliate of Parent has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(m) No Other Representations and Warranties. Except for the representations and warranties of Parent and Merger Sub contained in this Section 5.2, Parent and Merger Sub are not making and have not made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the transactions contemplated hereby, and no Person is authorized to make any such representation or warranty on behalf of Parent or Merger Sub.

ARTICLE VI

COVENANTS

6.1 Interim Operations. (a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except as otherwise expressly contemplated by this Agreement or as required by applicable Laws, without the prior written consent of Parent (which shall not be unreasonably withheld or delayed), the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of the foregoing and in furtherance thereof, from the date of this Agreement until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, except (A) as otherwise expressly required by this Agreement or required by Law, (B) as Parent may approve in writing (which approval shall not be unreasonably withheld or delayed) or (C) as set forth in Section 6.1 of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) (A) amend its certificate of incorporation, by-laws or other applicable governing instruments; (B) split, combine, subdivide or reclassify its outstanding shares of capital stock; (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock; or (D) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exchangeable or exercisable for any shares of its capital stock (other than repurchases or redemptions of restricted stock or other equity awards upon termination of employment, in accordance with the terms of such awards);

(ii) merge or consolidate itself or any of its Subsidiaries with any other Person, except for any such transactions among its wholly-owned Subsidiaries, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) spend in excess of $6,500,000 individually or $10,000,000 in the aggregate to acquire any business, whether by merger, consolidation, purchase of property or assets or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that neither the Company nor any of its Subsidiaries shall make any acquisition that would, or would reasonably be likely to prevent, delay or impair the Company’s ability to consummate the transactions contemplated by this Agreement; and provided, further, that the Company must also comply with the requirements set forth in Section 6.1(a)(iii) of the Company Disclosure Letter. For purposes of this clause (iii), the amount spent with respect to any acquisition shall be deemed to include the aggregate amount of capital expenditures that the Company or any of its Subsidiaries is obligated to make at any time or plans to make as a result of such acquisition within two (2) years after the date of acquisition;

(iv) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any of its debt securities or of any of its Subsidiaries, except for (A) drawings under and refinancings or replacements of the Company’s or any of its Subsidiaries’ current credit agreements in an amount not to exceed $25,000,000 in the aggregate at any one time outstanding, provided that the terms of any such replacement must satisfy the requirements set forth in Section 6.1(a)(iv) of the Company Disclosure Letter, (B) other indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices not to exceed $10,000,000 in the aggregate or (C) interest rate or currency swaps on customary commercial terms consistent with past practice and in compliance with its risk management policies in effect on the date of this Agreement and not to exceed $5,000,000 of notional debt in the aggregate;

(v) make or commit to any capital expenditures other than in the ordinary course of business and in any event not in excess of the aggregate amount reflected in the Company’s capital expenditure budget for the year in which such capital expenditures are made, a copy of which capital expenditure budget for 2010 and 2011 has been furnished to Parent;

(vi) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any of its assets, product lines or businesses or of its Subsidiaries, including capital stock of any of its Subsidiaries and sales of obsolete assets, except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $10,000,000 in the aggregate, other than pursuant to Contracts in effect as of the date of this Agreement;

(vii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of its capital stock or of any its Subsidiaries (other than the issuance of shares by a wholly-owned Subsidiary to it or another of its wholly-owned Subsidiaries), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than (A) the issuance of Company Shares pursuant to existing Company Options, Company Warrants, and other Company Awards, and (B) the issuance of Company Options and Company Awards in amounts and at times consistent with the Company’s historic hiring and compensation practices and not in excess of the amount set forth on Section 6.1(a)(vii) of the Company Disclosure Letter;

(viii) make any change with respect to accounting policies or procedures, except as required by changes in GAAP or by Law;

(ix) except as required by Law, (A) make any material Tax election or take any position on any Tax Return filed on or after the date of this Agreement or adopt any method therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods, (B) settle or resolve any material Tax controversy, claim or assessment, (C) enter into any material closing agreement, (D) waive or extend any statute of limitations with respect to Taxes, or (E) surrender any right to claim a refund for Taxes;

(x) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company) in excess of $1,000,000 individually or $2,000,000 in the aggregate;

(xi) enter into (A) any non-competition Contract or other Contract that (x) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business or (y) could require the disposition of any material assets or line of business of the Company or its Subsidiaries or, after the Effective Time, Parent or its Affiliates, (B) any other Contract that would have been a Material Contract had it been entered into prior to the date hereof;

(xii) except as required pursuant to Contracts in effect as of the date of this Agreement and set forth in Section 6.1(a)(xii) of the Company Disclosure Letter, or as otherwise required by applicable Law, (A) grant or provide any severance or termination payments or benefits to any of its directors, officers or employees, (B) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of its directors, officers or employees, except, in each case, for increases or awards made in the ordinary course of business and at times and in amounts consistent with the Company’s historic hiring and compensation practices as described in Section 6.1(a)(xii) of the Company Disclosure Letter, (C) establish, adopt, amend or terminate any Company Compensation and Benefit Plan or amend the terms of any outstanding equity-based awards, (D) except as provided in Section 4.4(f), take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Compensation and Benefit Plans, to the extent not already provided in any such Company Compensation and Benefit Plan, (E) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Compensation and Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (F) forgive any loans to any of its or of any of its Subsidiaries’ directors, officers or employees;

(xiii) amend, modify or terminate any Material Contract (excluding customer or supplier contracts entered into in the ordinary course of business), or cancel, modify or waive any debts or claims held by it or waive any rights other than in the ordinary course of business having a value in excess of $1,000,000 in the aggregate;

(xiv) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied, including the acquisition of any business or assets reasonably likely to have such an effect;

(xv) settle any litigation or other proceedings before or threatened to be brought before a Governmental Entity if such settlements would exceed $1,000,000 in the aggregate; or

(xvi) agree, authorize or commit to do any of the foregoing.

(b) After the date hereof and until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Parent will not and will not permit its Subsidiaries knowingly to take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article VII not being satisfied, including the acquisition of any business or assets reasonably likely to have such an effect. Notwithstanding the foregoing and for the avoidance of doubt, the foregoing shall not apply to any pending or planned (i) strategic engagement or investment, (ii) joint venture, (iii) acquisition or (iv) other similar transactions, that in the case of any transaction described in any of clauses (i) through (iv) of this Section 6.1(b), has been publicly announced prior to the execution of this Agreement.

6.2 Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries’ officers and directors shall, and that it shall instruct and cause its and its Subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit, or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (as defined below) (including by amending, or granting any waiver under, the Rights Agreement not contemplated by Section 6.14);

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in this Agreement to the contrary, prior to, but not after, the receipt of the Company Requisite Vote, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal if the board of directors of the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to such Person than those contained in the Confidentiality Agreement, dated June 25, 2009, between the Company and Parent (the “Confidentiality Agreement”); provided that such agreement need not contain a “standstill” provision; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal; and (C) after having complied with the terms of this Section 6.2, approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that (x) prior to taking any action referred to in clause (A), (B) or (C) above, the Board of Directors of the Company determines in good faith after consultation with its outside legal counsel and financial advisor that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (y) in each case referred to in clause (A) or (B) above, the Board of Directors of the Company has determined in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Proposal, and (z) in the case referred to in clause (C) above, the Board of Directors of the Company has determined in good faith based on the information then available and after consultation with its outside legal counsel and financial advisor that such Acquisition Proposal constitutes a Superior Proposal. The Company shall promptly disclose (and, if applicable, provide copies of) to Parent (to the extent not previously provided) any non-public information provided to any third party pursuant to clause (A) above to the fullest extent permitted by Law.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or (ii) any acquisition by any person resulting in (or any proposal or offer to acquire in any manner which if consummated would result in) any person becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions 15% or more of the total voting power or of any class of equity securities of the Company or any of its Subsidiaries, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company and its Subsidiaries taken as a whole, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a bona fide written Acquisition Proposal not solicited in violation of this Section 6.2, executed by the Person making the proposal involving 80% or more of the assets (on a consolidated basis) or total voting power of the equity securities of the Company that the Company’s Board of Directors has determined in its good faith judgment is reasonably capable of being consummated in accordance with its terms, and that, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, if consummated, would result in a transaction more favorable to the Company’s stockholders than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction contemplated by Section 6.2(c) of this Agreement).

(c) No Change in Recommendation Agreement.

(i) The Board of Directors of the Company, and each committee thereof shall not:

(1) except as expressly permitted by this Section 6.2, withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal at any time beyond ten (10) business days after the first public announcement of such Acquisition Proposal shall be deemed to be an adverse modification); or

(2) cause or permit the Company to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than a confidentiality agreement referred to in Section 6.2(a) entered into in the circumstances referred to in Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

(ii) Notwithstanding anything to the contrary set forth in this Agreement, prior to, but not after, the receipt of the Company Requisite Vote, the Company’s Board of Directors may withhold, withdraw or modify the Company Recommendation in a manner adverse to Parent, or approve, recommend or otherwise declare advisable any Superior Proposal made after the date hereof and not solicited, initiated or encouraged in breach of this Agreement, if, but only if, subject to compliance with this Section 6.2, the Company’s Board of Directors determines in good faith, after consultation with its outside counsel and financial advisors, that failure to take such action would be inconsistent with the directors’ fiduciary obligations under applicable Law (A) in connection with a Superior Proposal or (B) as a result of a fact, event, circumstance, development or a change in circumstances or facts that was not known (or, if known, the magnitude and material consequences of which were not known) by the Company’s Board of Directors as of the date of this Agreement, (a “Company Change of Recommendation”); provided, however, that no Company Change of Recommendation may be made until after at least two (2) business days following Parent’s receipt of written notice from the Company advising that the Company’s Board of Directors currently intends to take such action and the basis therefor. If such Company Change of Recommendation is made in connection with a Superior Proposal, the notice described in the preceding sentence must attach the most current version of the proposed agreement under which a Superior Proposal is proposed to be consummated and disclose the identity of the third party making the Superior Proposal. The Company agrees that (i) during the two (2) business day period prior to its taking any action referred to in either clause (C) in Section 6.2(a) with respect to an Acquisition Proposal or in this Section 6.2(c)(ii), the Company and its Representatives shall, if requested by Parent, negotiate in good faith with Parent and its Representatives regarding any revisions to the terms of the transactions contemplated by this Agreement proposed by Parent and (ii) the Company may take any such action with respect to an Acquisition Proposal that was a Superior Proposal only if such Acquisition Proposal continues to be a Superior Proposal in light of any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent and any other information provided by Parent in response to such notice. Any material or substantive amendment to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of this Section 6.2, including with respect to the notice periods referred to herein.

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 or otherwise contained in this Agreement shall be deemed to prohibit the Company from complying with its disclosure requirements under Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other provisions of U.S. federal or state law with regard to an Acquisition Proposal; provided, however, that if such disclosure has the substantive effect of withholding, withdrawing or modifying adversely to Parent the Company Recommendation, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(a).

(e) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company also agrees that it will promptly request each Person that is a party to a confidentiality agreement in connection with any consideration of acquiring the Company or any of its Subsidiaries or business operations to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries.

(f) Notice. The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any Acquisition Proposal or any inquiry with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal is received by the Company or its Representatives, any information is requested from the Company in connection with an Acquisition Proposal or an inquiry related thereto, or any discussions or negotiations are sought to be initiated or continued with the Company or its Representatives with respect to an Acquisition Proposal or an inquiry related thereto, indicating, in connection with such notice, the name of the Person making such Acquisition Proposal, inquiry or request and the material terms and conditions of any such Acquisition Proposal or inquiry (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a reasonably current daily basis of the status of and any material changes to the terms of any such Acquisition Proposal or inquiry (including any amendments thereto). Contemporaneously with providing any non-public information concerning the Company to a third party in connection with any such Acquisition Proposal, the Company will provide a copy of such information to Parent, to the extent not previously provided.

6.3 Information Supplied. (a) Parent and the Company shall promptly prepare and Parent shall file with the SEC as promptly as practicable the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the proxy statement and prospectus (the “Prospectus/Proxy Statement”) constituting a part thereof) (the “S-4 Registration Statement”). Parent and the Company each shall use its reasonable best efforts to have the S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter mail the Prospectus/Proxy Statement to the stockholders of the Company. The Company and Parent shall also use their respective best efforts to satisfy prior to the effective date of the S-4 Registration Statement all necessary state securities law or “blue sky” notice requirements in connection with the Merger and to consummate the other transactions contemplated by this Agreement and will pay all expenses incident thereto.

(b) The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in (i) the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) the Prospectus/Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company and Parent will cause the Form S-4 to comply as to form in all material respects with the applicable provisions of (A) the Securities Act and the rules and regulations thereunder, (B) the Exchange Act and (C) the rules and regulations of the NYSE.

(c) No filing of, or amendment or supplement to, the S-4 Registration Statement will be made by Parent, and no filing of, or amendment or supplement to the Prospectus/Proxy Statement will made by the Company or Parent, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the date of the Company Stockholders Meeting any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the S-4 Registration Statement or the Prospectus/Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Prospectus/Proxy Statement or the S-4 Registration Statement or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Prospectus/Proxy Statement, the S-4 Registration Statement or the Merger and (ii) all orders of the SEC relating to the S-4 Registration Statement.

6.4 Stockholders Meeting. (a) The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Company Shares (the “Company Stockholders Meeting”) as promptly as practicable after the S-4 Registration Statement is declared effective to consider and vote upon the adoption of this Agreement and approval of the Merger and to cause such vote to be taken. Subject to the provisions of Section 6.2 hereof, the Company’s Board of Directors shall recommend in the Prospectus/Proxy Statement and at the Company Stockholders Meeting that the holders of Company Shares adopt this Agreement and shall take all lawful action to solicit such adoption. The Company may adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Prospectus/Proxy Statement), (i) there are insufficient Company Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting, or to provide the Company Requisite Vote, or (ii) such adjournment or postponement would be required by Law. The Company’s obligation to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 6.4 shall not be limited to or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal.

(b) Notwithstanding any Company Change in Recommendation or otherwise (unless this Agreement has been terminated in accordance with Article VIII), the Company shall nonetheless submit this Agreement and the Merger to the holders of Company Shares for adoption and approval at the Company Stockholders Meeting.

6.5 Filings; Other Actions; Notification. (a) Parent and the Company shall each use reasonable best efforts to cause to be delivered to each party and the directors of each party a letter from its independent auditors, dated (i) the date on which the S-4 Registration Statement shall become effective and (ii) the Closing Date, and addressed to the parties and the directors of each party, in form and substance customary for “comfort” letters delivered by independent public accountants in connection with registration statements similar to the S-4 Registration Statement.

(b) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Proxy Statement, the S-4 Registration Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.

(c) Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including (i) preparing and filing all documentation to effect all necessary notices, reports and other filings (x) within forty-five (45) days of the date hereof (or as mutually agreed by the parties hereto), in the case of a filing under the HSR Act, but only if prior to the end of such forty-five (45) day period, the Company has not entered into a definitive agreement with respect to a transaction which, if consummated, would result in a filing under the HSR Act not being required with respect to the transactions contemplated hereby and (y) as promptly as reasonably practicable after the date hereof in the case of filings with non-U.S. Governmental Entities and (ii) obtaining all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that except as set forth in clause (e) below, nothing in this Agreement, including this Section 6.5, shall require, or be construed to require, Parent to proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company of any of its assets, licenses, operations, rights, product lines, businesses or interest therein, loss of ability to set off for tax purposes in the future any and all losses accumulated by the Company or to any agreement by the Company to take any of the foregoing actions) or to agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, of any such assets, licenses, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation. Subject to applicable Laws relating to the exchange of information, Parent shall have the right to direct all matters with any Governmental Entity consistent with its obligations hereunder; provided that Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Prospectus/Proxy Statement). In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable.

(d) In furtherance of, and not in limitation of the foregoing, the parties shall use their respective reasonable best efforts to respond promptly to any requests for additional information made by any Governmental Entity with respect to antitrust or competition matters, and to cause the waiting periods under the HSR Act and other similar Law applicable to the transactions contemplated hereby to terminate or expire at the earliest possible date after the date of filing. The parties hereto agree not to extend directly or indirectly any waiting period under the HSR Act or any other similar Law or enter into any agreement with a Governmental Entity to delay or not to consummate the Merger, except with the prior written consent of the other parties hereto. If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging the Merger or the transactions contemplated by this Agreement as violative of any antitrust or competition Law, or if any antitrust or competition Order enacted, entered, promulgated or enforced by a Governmental Entity that would make the Merger or the other transactions contemplated by this Agreement illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger or the other transactions contemplated by this Agreement, then, subject to Section 6.5(e), each of Parent and Merger Sub shall use its reasonable best efforts to contest and resist any such action or proceeding and shall use its reasonable best efforts to have vacated, lifted, reversed or overturned any antitrust or competition Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such Order repealed, rescinded or made inapplicable so as to permit consummation of the Merger and such other transactions.

(e) Notwithstanding anything to the contrary contained in this Agreement, the parties hereby agree and acknowledge that neither this Section 6.5 nor the “reasonable best efforts” standard nor any other provision of this Agreement shall require, or be construed to require, other than as set forth in the proviso below, Parent or any of its Subsidiaries or other Affiliates, in order to obtain any approvals or otherwise, to (i)(A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending any such action, or (B) propose, negotiate or offer to effect, or consent or commit to, any such sale, leasing, licensing, transfer, disposal, divestiture or other encumbrance, or holding separate, before or after the Effective Time, of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates), or (ii) take or agree to take any other action or agree or consent to any limitations or restrictions on freedom of actions with respect to, or its ability to retain, or make changes in, any such assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates); provided, however, that Parent’s “reasonable best efforts” for purposes of Sections 6.5(c) and (d) shall include a requirement by Parent to agree to sell or otherwise dispose of, and to sell or otherwise dispose of, businesses or assets that, except as set forth in Schedule 6.5(e), in the aggregate, produced aggregate gross revenues in an amount not in excess of $124 million (subject to adjustment as provided in Section 6.6) for Parent, the Company and their respective Subsidiaries during the 2009 fiscal year (the “Maximum Divestiture Commitment”), calculated in accordance with GAAP, on a basis consistent with the accounting principles used in preparing their respective 2009 financial statements included in the Company SEC Reports or Parent SEC Reports, as applicable, if such action should be reasonably necessary to (x) obtain any consent or approval required for the consummation of the Merger under Section 7.1(c) or (y) eliminate, terminate or remove the issuance of any Order described in Section 7.1(d), to the extent related to antitrust or competition matters, or (z) eliminate, resolve, settle or terminate any suit, action or proceeding related to antitrust or competition matters described in Section 7.2(c), in each case prior to August 20, 2011 (if the Termination Date is not extended as provided in Section 8.2) or November 21, 2011 (if the Termination Date is so extended). Notwithstanding the foregoing, however, Parent shall not be required to agree to any such dispositions (and shall be entitled in good faith to contest any threatened or pending litigation or proceeding brought by any Governmental Entity) unless failure to do so would result in the closing conditions not being met hereunder prior to the earlier of (1) the termination of this Agreement and (2) August 20, 2011 (if the Termination Date is not extended as provided in Section 8.2), or November 21, 2011 (if the Termination Date is so extended). For the avoidance of doubt, when calculating amounts under this Section 6.5(e), 6.5(d), 7.1(c) or 7.2(c), all dispositions or changes in scope of operations that have been or are obligated to be undertaken (or with respect to which written undertakings have been given to a Governmental Entity) or are required to be disregarded (in the case of Section 7.2(c)) with respect to the assets, licenses, operations, rights, product lines, business or interests of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates) for the purposes described in the preceding sentence shall be aggregated together to determine whether the dollar limits set forth herein have been met or exceeded.

(f) Subject to applicable Law and as required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to such transactions, and, subject to applicable Law, shall permit the other party to review in advance any proposed written communication to any such Governmental Entity and shall incorporate the other party’s reasonable comments. Neither Parent nor the Company shall permit any of its officers or any other representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated hereby unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

(g) Parent and the Company each shall give prompt notice to the other of any change, fact or condition that is reasonably likely to result in a Company Material Adverse Effect or a Parent Material Adverse Effect, respectively, or of any failure of any condition to the other party’s obligations to effect the Merger.

6.6 Dispositions. (a) So long as Parent requests, and subject to the further limitations set forth below in Section 6.6(b), the Company shall use reasonable best efforts as promptly as practicable to effectuate the disposition of portions of its business identified by Parent as reasonably necessary to satisfy the conditions to closing set forth in Article VII (any applicable transaction document in connection with the foregoing being referred to as an “Asset Purchase Agreement”); provided, that the Company shall not be obligated to execute an Asset Purchase Agreement with respect to any business if the sum of (i) the 2009 revenues of such business, together with (ii) the 2009 revenues of all other businesses with respect to which the Company has executed an Asset Purchase Agreement and (iii) the 2009 revenues of all businesses which Parent has agreed with any Governmental Entity to divest or hold separate as contemplated by Section 6.5 (such sum, the “Aggregate Divestiture Commitment”) would exceed the Maximum Divestiture Commitment then in effect, unless Parent agrees in writing to increase the Maximum Divestiture Commitment to an amount not less than the Aggregate Divestiture Commitment. Subject to applicable Law, the Company shall keep Parent informed on a current basis of the status of its efforts and discussions in connection with the foregoing, and shall use reasonable best efforts to incorporate the reasonable comments and input of Parent in connection therewith. The Company shall comply with its obligations under any applicable Asset Purchase Agreements, and, subject to the terms and conditions set forth in any such Asset Purchase Agreement, the Company shall use (and shall cause its Subsidiaries to use) reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under such Asset Purchase Agreements and applicable Laws to consummate and make effective the transactions contemplated thereby as soon as practicable and to enforce all of its rights thereunder. Subject to applicable Law, the Company shall keep Parent informed on a current basis as to the status of any applicable dispositions, including the status of all regulatory and other third-party approvals required in connection therewith, and as to any material communications with the applicable transferee, Governmental Entities or other third parties. For the avoidance of doubt, the terms of any Asset Purchase Agreement shall be subject to Parent’s prior written consent.

(b) Notwithstanding any other provision of this Agreement, but without limiting the Company’s obligations under Section 6.6(a), the parties acknowledge and agree that (i) if an Asset Purchase Agreement is executed, the Asset Purchase Agreement shall be expressly conditioned on the consummation of the Merger and shall provide that the closing under the Asset Purchase Agreement shall occur only if all conditions to Closing under this Agreement have been satisfied and the parties hereto are prepared to close the transactions contemplated by this Agreement immediately following the closing under the Asset Purchase Agreement, and (ii) any Asset Purchase Agreement shall provide that it may be terminated by the Company upon the termination of this Agreement without liability to the Company, and that any termination fee that may be payable shall be solely the obligation of Parent (and Parent will, if required, confirm in writing its agreement to pay any such termination fee).

6.7 Access; Consultation. Upon reasonable notice, and except as may otherwise be required by applicable Law, the Company shall (and shall cause its Subsidiaries to) afford Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its or any of its Subsidiaries’ business, properties and personnel as may reasonably be requested (including any financial statements, schedules or other data relating to the Company prepared by the Company in the ordinary course of business) and shall cooperate with Parent and its Representatives in preparing information and providing other assistance as reasonably requested by Parent and its Representatives in connection with Parent’s information and reports filed with any Governmental Entity or provided to its current or prospective stockholders or other financial counterparties; provided that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company hereunder; and provided further that the foregoing shall not require the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would violate any of its obligations with respect to confidentiality if the Company shall have used all commercially reasonable efforts to obtain the consent of such third party to such inspection or disclosure. All requests for information made pursuant to this Section 6.7 shall be directed to an executive officer of the Company, or such Person as may be designated by any such executive officer, as the case may be. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock issuable in the Merger pursuant to Article IV hereof to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and policies of the NYSE to enable the delisting by the Surviving Corporation of the Company Shares from the NYSE and the deregistration of the Company Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.9 Publicity. The initial press release with respect to the Merger shall be a joint press release and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, and except any consultation that would not be reasonably practicable as a result of requirements of Law.

6.10 Expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense, except that expenses incurred in connection with the filing fee for the S-4 Registration Statement and printing and mailing the Prospectus/Proxy Statement and the S-4 Registration Statement shall be shared equally by Parent and the Company.

6.11 Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company (when acting in such capacity) determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been obligated to indemnify such Indemnified Parties at the date of this Agreement under its certificate of incorporation or by-laws in effect on the date of this Agreement. Parent hereby assumes, and shall cause the Surviving Corporation to assume, all obligations of the Company to indemnify the Indemnified Parties for acts or omissions occurring at or prior to the Effective Time as provided in the respective certificate of incorporation or by-laws (or comparable organizational documents) of the Company or any of its Subsidiaries as now in effect, and any indemnification agreements or arrangements of the Company or any of its Subsidiaries shall survive the Merger and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the Indemnified Parties, unless such modification is required by Law. Parent or the Surviving Corporation shall also advance expenses as incurred to the fullest extent required under such instruments as in effect on the date of this Agreement; provided that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 6.11, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent and the Surviving Corporation thereof, but the failure to so notify shall not relieve Parent and the Surviving Corporation of any liability they may have to such Indemnified Party except to the extent failure prejudices Parent or the Surviving Corporation, as the case may be. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between the Parent or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this paragraph (b) to pay for no more than one firm of counsel (other than local counsel) for all Indemnified Parties, unless such counsel concludes in good faith that actual or potential conflicts of interest or differing claims against or potential defenses available to multiple Indemnified Parties make representation of all Indemnified Parties by a single counsel inappropriate, (ii) the Indemnified Party will cooperate in full in the defense of any such matter and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain a policy of officers’ and directors’ liability insurance for acts and omissions occurring prior to the Effective Time (“D&O Insurance”) with coverage in amount and scope not less extensive than the Company’s existing directors’ and officers’ liability insurance coverage for a period of six (6) years after the Effective Time; provided, however, that, if the aggregate premium therefor exceeds 250% of the last annual premium paid prior to the date of this Agreement (such amount, as stated in Section 6.11(c) of the Company Disclosure Letter, the “Current Annual Premium”), the Surviving Corporation will use its commercially reasonable efforts to obtain D&O Insurance in such amount and scope as can be obtained for an aggregate premium not in excess of 250% of the Current Annual Premium; and provided, further that in lieu of such coverage, Parent may substitute a prepaid “tail” policy for such coverage meeting the requirements of this Section 6.11(c), which it may cause the Company to obtain prior to the Closing.

(d) Prior to the Effective Time, the Company may make any arrangements necessary to obtain or continue such D&O Insurance with coverage in amount and scope comparable to the Company’s existing directors’ and officers’ liability insurance coverage for such six (6) year period, including the payment of a premium to the applicable insurance providers; provided, however, that the aggregate premium therefor may not exceed 250% of the Current Annual Premium and the Company shall use its commercially reasonable efforts to obtain the lowest aggregate premium that is reasonably obtainable for such coverage.

(e) If Parent or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or

(ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, proper provisions shall be made so that the successors and assigns of Parent shall assume all of the obligations set forth in this Section.

6.12 Takeover Statute. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement or by the Merger and otherwise use reasonable best efforts to act to eliminate or minimize the effects of such statute or regulation on such transactions.

6.13 Section 16(b). The Board of Directors of each of the Company and Parent shall, prior to the Effective Time, take all such actions as may be necessary or appropriate pursuant to Rule 16b-3(d) and Rule 16b-3(e) under the Exchange Act to exempt from Section 16 of the Exchange Act (i) the disposition of Company Shares and “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act) with respect to Company Shares and (ii) the acquisition of Parent Common Stock and derivative securities with respect to Parent Common Stock pursuant to the terms of this Agreement by officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act or by employees or directors of the Company who may become an officer or director of Parent subject to the reporting requirements of Section 16(a) of the Exchange Act.

6.14 Rights. Prior to the Effective Time, the Board of Directors of the Company shall take any action (including, as necessary, amending or terminating (but with respect to termination, only as of immediately prior to the Effective Time) the Rights Agreement) necessary so that (a) none of the execution and delivery of this Agreement, the conversion of Company Shares into the right to receive the Merger Consideration in accordance with this Agreement, and the consummation of the Merger or any other transaction contemplated by this Agreement hereby will cause (i) the Rights to become exercisable under the Rights Agreement, (ii) Parent or any of its affiliates to be deemed an “Acquiring Person” (as defined in the Rights Agreement), (iii) the provisions of Section 11 or Section 13 of the Rights Agreement to become applicable to any such event or (iv) the “Distribution Date” or the “Stock Acquisition Date” (each as defined in the Rights Agreement) to occur upon any such event, and (b) the “Final Expiration Date” (as defined in the Rights Agreement) of the Rights will occur immediately prior to the Effective Time so that the Rights will expire immediately prior to the Effective Time. Without the prior written consent of Parent, neither the Board of Directors of the Company nor the Company shall take any other action to terminate the Rights Agreement, redeem the Rights, cause any person not to be or become an “Acquiring Person” or otherwise amend the Rights Agreement in a manner, or take any other action under the Rights Agreement, adverse to Parent or its affiliates.

6.15 Stockholder Litigation. The Company shall give Parent the opportunity to participate, at Parent’s cost and expense, in the defense or settlement of any stockholder litigation that currently exists or arises after the date of this Agreement against the Company or its directors or officers, and no such settlement shall be agreed to without Parent’s consent (which shall not be unreasonably withheld or delayed).

6.16 Employee Matters.

(a) For a period ending not earlier than 12 months following the Closing Date, employees of the Company and its Subsidiaries who continue their employment after the Effective Time (the “Affected Employees”) shall be provided with employee benefits under either (i) the employee benefit programs applicable to similarly situated employees of Parent or (ii) the employee benefit programs applicable to Affected Employees immediately prior to the Effective Time, as determined in the sole discretion of Parent. Parent shall, and shall cause the Surviving Corporation to, honor and pay from and after the Effective Time any bonus payment obligations of the Company and each Subsidiary of the Company properly accrued on the Company’s financial statements in accordance with GAAP for the Company’s fiscal year (or any portion thereof) ending with or before the Effective Time under bonus plans of the Company and each Subsidiary in accordance with their terms as in effect immediately prior to the Effective Time.

(b) With respect to any benefit plan, program, arrangement (including any “employee benefit plan” (as defined in Section 3(3) of ERISA) and any vacation program), Parent shall, and shall cause the Surviving Corporation to, recognize the service with the Company and its Subsidiaries (and any of their predecessors) prior to the Effective Time of Affected Employees for purposes of eligibility, vesting, level of benefits and benefit accruals under such plan or program, except with respect to any defined benefit pension plan and to the extent such recognition would result in a duplication of benefits.

(c) With respect to any welfare plan in which employees of the Company and its Subsidiaries and their covered dependents are eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to use reasonable best efforts to, (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and covered dependents to the extent such conditions were satisfied, inapplicable or waived under the welfare plans of the Company and its Subsidiaries prior to the Effective Time, and (ii) provide each such employee and covered dependent with credit for any co-payments, deductibles and maximum out-of pocket requirements paid or incurred prior to the Effective Time in satisfying any analogous deductible or maximum out-of-pocket requirements to the extent applicable under any such plan.

(d) From and after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, honor all obligations of the Company under the Company Compensation and Benefit Plans, Company Non-U.S. Compensation and Benefit Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately prior to the Effective Time; provided that, subject to the requirements of Section 6.16(a), nothing herein shall prohibit the Surviving Corporation from amending or terminating any particular Company Compensation and Benefit Plan or Company Non-U.S. Compensation and Benefit Plan to the extent permitted by its terms or applicable Laws. Notwithstanding any other provision of this Agreement to the contrary, Parent shall, or shall cause the Surviving Corporation to, provide Affected Employees whose employment terminates during the 12 month period following the Effective Time who are not (i) parties to individual agreements providing severance or termination benefits or (ii) entitled to severance or termination benefits under the 2007 change in control severance arrangement or the Company’s 2010 Change of Control Plan (it being agreed that all Affected Employees described in clauses (i) and (ii) shall be entitled to severance or termination benefits in accordance with their individual agreements or the Company’s plans, arrangements or policies, as applicable), with severance benefits at levels no less than and pursuant to the terms of either (i) the Company’s severance policy described in Section 6.16(d) of the Company Disclosure Letter as in effect on the date hereof or (ii) under Parent’s severance policy, as determined in the sole discretion of Parent, and such severance benefits shall be determined taking into account the service crediting provisions set forth in Section 6.16(b).

(e) Notwithstanding the foregoing, nothing in this Section 6.16 shall be deemed to modify any requirement under any federal, state, local or foreign law, statute or ordinance with respect to employment matters.

6.17 Tax Treatment. Parent, Merger Sub and Company shall each use commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take any action, or fail to take any action, which action or failure would prevent, or reasonably be expected to prevent, the Merger from qualifying as a reorganization under Section 368(a) of the Code.

6.18 Certain Actions. (a) Recognizing that until the Closing (and if this Agreement is terminated for any reason, thereafter), without the other party’s consent, Parent and Company are competitors, notwithstanding anything to the contrary in this Agreement, the applicable party shall not, directly or indirectly, through the earlier of (i) the Effective Time (if the Closing occurs) and (ii) the period (if any) specified below following termination of this Agreement (if the Closing does not occur):

(A) for the term hereof and a period of six (6) months following any termination of this Agreement, directly or indirectly solicit for hire any officer or key employee set forth on Schedule 6.18A (Parent) or 6.18B (Company) or, except where this restriction is prohibited by law, hire any such employee; provided that nothing shall prohibit soliciting and hiring by means of a general advertisement not directed at (x) any particular individual, or (y) the employees of the other party generally, or responding to and hiring an employee of the other party who initiates contact with the applicable party provided that such contact is not solicited by the applicable party; or

(B) seek to effect , announce or communicate, any potential reduction or elimination of the other party’s products or services or change in the pricing thereof.

For the avoidance of doubt, it is agreed that internal planning conferences and related communications, in each case limited to senior executive of Parent and that are not in any way directly or indirectly communicated or disseminated to any Persons other than senior executives of Parent, shall not constitute communications prohibited by this Section 6.18.

(b) The parties agree that the term of the Confidentiality Agreement set forth in Section 19 thereof shall be extended through the earlier of (i) the Effective Time (if the Closing occurs) and (ii) one (1) year following termination of this Agreement (if the Closing does not occur). The parties also agree that notwithstanding the terms of the Confidentiality Agreement, any confidential information provided to a party in connection with the transactions contemplated by this Agreement may be disclosed to the extent required in connection with a regulatory filing or court order arising in connection with the transactions contemplated hereby in which case the parties shall use reasonable commercial efforts to preserve any confidential information so provided. The parties further agree that certain information has been provided solely to the other party’s outside legal counsel and may not be provided to the party, except as a party may agree in writing or as may be required in connection with a regulatory filing or court order arising in connection with the transactions contemplated hereby in which case the parties shall use reasonable commercial efforts to preserve any confidential information so provided.

(c) In addition, if the Closing occurs, Parent agrees to do the following (and not to announce, communicate or take any action to the contrary during the period through the Closing):

(i) to fulfill any Company customer agreements or purchase orders entered into in the ordinary course of business consistent with the Company’s current business practices, unless the customer agrees otherwise;

(ii) to the extent requested by the applicable customer, provide warranty service on Company products required by contracts entered into in the ordinary course of business consistent with the Company’s current business practices, as well as repair and maintenance for the longer of three (3) years from Closing or as required by law, at service levels consistent with the Company’s current business practices; and

(iii) to the extent requested by the applicable customer, continue to support software applications, including the provision of bug fixes and updates for the longer of twelve (12) months from Closing or as required by law, at service levels consistent with the Company’s current business practices.

(d) In the event of a breach of Section 6.18(a) prior to the termination of this Agreement,

(i) the non-breaching party shall provide notice of the breach as promptly as reasonably practicable following the date on which a Senior Officer of the non-breaching party obtains knowledge thereof;

(ii) with respect to the first such breach only, the breaching party shall have three (3) days in which to cure such breach, if curable;

(iii) if such initial breach is not cured within such three-day period, and in all cases with respect to any subsequent breach, the breaching party will pay the other party within three (3) business days of notice of the breach $1 million by wire transfer, provided, however, that such amounts shall only be payable in the event of a breach caused by (or at the instructions of or with the consent of or prior knowledge of (if the Senior Officer does not use reasonable efforts to prevent such breach and does not direct (or re-direct) the applicable Person to refrain from such activity after obtaining such knowledge) one or more of the breaching party’s senior officers (the “Senior Officers”) identified on Schedule 6.18AA (Parent) or Schedule 6.18BB (Company) or any successor. The parties agree that the amounts payable under this Section 6.18 are not intended to be and will not be punitive in effect and that they will compensate the non-breaching party for its losses (which may be difficult to ascertain) resulting from a breach of this Section 6.18. Nothing in this Section 6.18 shall limit any other right or remedy of any party under this Agreement.

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by, and the Merger shall have been duly approved by, holders of Company Shares constituting the Company Requisite Vote.

(b) NYSE Listing. The shares of Parent Common Stock issuable to the Company stockholders pursuant to the Merger as contemplated in Article IV shall have been authorized for listing on the NYSE upon official notice of issuance.

(c) Regulatory Consents. Unless the Company and Parent shall have agreed after consultation with their respective outside counsel that no filing under the HSR Act is required, the waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated. All Governmental Consents set forth in Schedule 7.1(c) and any other notification, waiting period, or approval requirements under the comparable antitrust or competition laws of other applicable foreign jurisdictions in which either party has operations or from which either party derives revenues (which in either case are not de minimis) and which is legally required to be made or obtained at or prior to the Effective Time shall have been made or obtained without the imposition of any term, condition or consequence the acceptance of which would be reasonably likely to have a Company Material Adverse Effect or a Parent Material Adverse Effect (either before or after giving effect to the Merger, and in each case for purposes of this determination, disregarding clause (G) of the definitions of Company Material Adverse Effect and Parent Material Adverse Effect) or requiring the sale, lease, license, transfer, disposition of, divestment or other encumbrance, or the holding separate pending any such action of any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or the Surviving Corporation (or any of their respective Subsidiaries or other Affiliates) (other than as contemplated or required by Section 6.5(e)). For purposes of this Agreement, the term “Governmental Consents” shall mean all notices, reports, and other filings made or required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits, clearances and authorizations sought or required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

(d) No Injunction or Restraint. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement (collectively, an “Order”).

(e) S-4 Registration Statement. The S-4 Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

(f) Blue Sky Approvals. Parent shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

(g) Dispositions. If one or more Asset Purchase Agreements have been entered into, then (i) all of the conditions to the closing under such Asset Purchase Agreements shall have been satisfied or waived, and (ii) the Company and the applicable transferee shall have effectuated the applicable disposition and unless Parent otherwise consents (such consent not to be unreasonably withheld), without deviation from the terms set forth in each such Asset Purchase Agreement.

(h) Opinion. Each of Company and Parent shall have received a written opinion from its respective counsel, dated as of the Closing Date, to the effect that, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368 of the Code. Parent, Merger Sub and the Company shall each execute and deliver to such counsel tax representation letters reasonably requested by such counsel, and upon which such counsel can rely, in connection with such written opinions.

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 5.1(b) relating to the fully-diluted capitalization of the Company shall be true and correct on the date of this Agreement and at the Effective Time as though made on and as of the Effective Time, other than (A) changes in capitalization due to any Permitted Capitalization Change and (B) other deviations in the Company’s actual fully-diluted capitalization (including outstanding Company Shares, Company Preferred Shares, Company Options, Company Warrants, Company Awards and Common Stock Units) by an amount that does not exceed one percent (1.0%) of such fully diluted capitalization; (ii) the representations and warranties of the Company set forth in this Agreement that are qualified by Company Material Adverse Effect shall be true and correct at the Effective Time as though made on and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such earlier date); (iii) the other representations and warranties of the Company set forth in this Agreement shall be true and correct at the Effective Time as though made on and as of the Effective Time (except to the extent that any such representation and warranty speaks as of a particular date, in which case such representation and warranty shall be so true and correct as of such date); provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(iii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had or would reasonably be likely to have a Company Material Adverse Effect; and (iv) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied. As used herein, a “Permitted Capitalization Change” shall mean any change in the equity capitalization of the Company made in compliance with Section 6.1(a)(vii).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer and Chief Financial Officer of the Company to such effect.

(c) No Restraints. There shall not be instituted or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking (i) an Order or (ii) to (A) prohibit, limit, restrain or impair Parent’s ability to own or operate or to retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of its Subsidiaries or other

Affiliates from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or its Subsidiaries (including by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein), other than with respect to the disposition of businesses or assets that, in the aggregate, taken together with any dispositions or changes in scope of business already undertaken by Parent pursuant to Section 6.5 or accepted by Parent pursuant to Section 7.1(c), exceed the thresholds set forth in the proviso set forth in Section 6.5(e) or (B) prohibit or limit in any respect Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the Merger individually or in the aggregate resulting in, or that is reasonably likely to result in, any of the foregoing; provided, however, this Section 7.2(c) shall have no effect on Parent’s obligations under Section 6.5.

(d) Material Adverse Effect. After the date of this Agreement, there shall not have occurred any event, occurrence, discovery or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Company Material Adverse Effect.

(e) Receipt of Payoff Letter. At or prior to the Effective Time, (x) Francisco Partners II, L.P. and FP Hypercom Holdco, LLC shall have provided the Company with a “payoff” letter in the form attached as an exhibit to the Support Agreement, (y) Bank of America, N.A. shall have provided the Company with a “payoff” letter acknowledging that, subject to the repayment of the aggregate principal amount outstanding under the Loan and Security Agreement, dated as of January 15, 2008, by and between Hypercom U.S.A., Inc. and Hypercom Manufacturing Resources, Inc., certain lenders thereunder and Bank of America, N.A. (the “Loan and Security Agreement”), together with all interest accrued and any other fees or expenses payable thereunder, (i) the Loan and Security Agreement shall be terminated, (ii) any and all Liens held by Bank of America, N.A. under the Loan and Security Agreement shall be released and (iii) the Company and its Subsidiaries shall be released from any and all liabilities and obligations (other than any indemnification obligations that survive termination) under the Loan and Security Agreement and (z) any other lender or administrative agent, as applicable, under any credit facility outstanding immediately prior to the Closing shall have provided the Company with a “payoff” letter acknowledging that, subject to the repayment of the aggregate principal amount outstanding under the applicable loan documentation, together with all interest accrued and any other fees or expenses payable thereunder, (i) the applicable loan documents shall be terminated, (ii) any and all Liens held by the lenders thereunder under the applicable loan documentation shall be released and (iii) the Company and its Subsidiaries shall be released from any and all liabilities and obligations (other than any indemnification obligations that survive termination) under the applicable loan documentation.

(f) Resignations. Each director of the Company shall have delivered a resignation letter effective as of the Closing.

7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement which are qualified by a Parent Material Adverse Effect shall be true and correct in all respects as so qualified at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such date), and (ii) the representations and warranties of Parent set forth in the Agreement which are not so qualified shall be true and correct at and as of the Effective Time as though made at and as of the Effective Time (except to the extent that any such representation and warranty expressly speaks as of a particular date, in which case such representation and warranty shall be true and correct as of such date), provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.3(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of Parent are not so true and correct unless the failure of such representations and warranties of Parent to be so true and correct, individually or in the aggregate, has had or would reasonably be likely to have a Parent Material Adverse Effect. In addition, the Company shall have received at the Closing a certificate signed by the Chief Executive Officer and Chief Financial Officer of Parent to the effect that the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by the Chief Executive Officer and Chief Financial Officer of Parent and Merger Sub to such effect.

(c) Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred any event, occurrence, discovery or development that, individually or in the aggregate, has resulted, or would reasonably be likely to result, in a Parent Material Adverse Effect.

ARTICLE VIII

TERMINATION

8.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by stockholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of either Parent or the Company if (a) the Merger shall not have been consummated by August 31, 2011 (the “Termination Date”), whether such date is before or after the date of adoption of this Agreement by the stockholders of the Company, provided, that, if, as of the Termination Date, all conditions to this Agreement shall have been satisfied or waived (other than those that are to be satisfied by action taken at the Closing) other than the condition set forth in Section 7.1(c), or Section 7.1(d) or Section 7.2(c), Parent may, by written notice to the Company, extend the Termination Date to November 30, 2011, (b) the adoption of this Agreement by the Company’s stockholders required by Section 7.1(a) shall not have occurred at a meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon this Agreement was taken or (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the adoption of this Agreement by the stockholders of the Company); provided that the right to terminate this Agreement pursuant to clause (a) above shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been a principal cause of or resulted in the occurrence of the failure of the Merger to be consummated on or before such date.

8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the adoption of this Agreement by the stockholders of the Company referred to in Section 7.1(a), by the Company if:

(a) at any time prior to the time the Company Requisite Vote is obtained, if (i) the Company’s Board of Directors authorizes the Company, subject to complying with the terms of this Agreement (including Section 6.2(c)), to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal not obtained in violation of Section 6.2(a), and (ii) the Company prior to such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 7.3(a) or 7.3(b) would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured within 30 days after written notice thereof is given by the Company to Parent.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by action of the Board of Directors of Parent if:

(a)(A) at any time prior to the adoption of this Agreement by the Company’s stockholders satisfying the condition set forth in Section 7.1(a), (i) the Board of Directors of the Company shall have made a Company Change of Recommendation or (ii) the Company’s Board of Directors shall have failed to reconfirm the Company Recommendation following a 5% Holder’s public announcement of opposition to the Merger or the other transactions contemplated hereby within the period of time beginning upon the Company’s receipt of a written request by Parent to do so and ending on the date that is ten (10) business days after the Company’s receipt of such request (unless Parent has previously made at least two (2) such written requests and the Board of Directors of the Company has complied with each of such requests), (B) either (i) the Company shall have failed to convene and hold the Company Stockholders Meeting prior to the later of the date that is forty-five (45) days after the date as of which the SEC staff has confirmed that it has no additional comments on the Proxy Statement (subject to adjournment from time to time as permitted by Section 6.4) or (ii) the minimum number of Company Shares necessary to constitute a quorum for the transaction of business shall have been represented in person or by proxy at the Company Stockholders Meeting and the Company shall have failed to take a vote of stockholders on the Merger and this Agreement at such meeting, (C) a tender offer or exchange offer for outstanding Company Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent) and the Company’s Board of Directors recommends that the stockholders of the Company tender their shares in such tender or exchange offer or, within ten (10) business days after the commencement of such tender or exchange offer, the Company’s Board of Directors fails to recommend that the Company’s stockholders not tender any shares into such tender or exchange offer, (D) the Company’s Board of Directors shall have recommended to the stockholders of the Company any Acquisition Proposal or (E) the Company or any of its Subsidiaries shall have entered into a letter of intent, agreement in principle, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract relating to an Acquisition Proposal; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that Section 7.2(a) or 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within 30 days after written notice thereof is given by Parent to the Company.

8.5 Effect of Termination and Abandonment.

(a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement (other than as set forth in Section 6.10 and this Section 8.5) shall become void and of no effect with no liability on the part of any party hereto (or of any of its future, current or former directors, officers, employees, Affiliates, agents, legal or financial advisors or other representatives (“Related Persons”)); provided, however, that no such termination shall relieve any party hereto from any liability for damages to any other party resulting from any prior willful breach of this Agreement or from any obligation to pay, if applicable, the Termination Fee pursuant to Section 8.5(b) or the Parent Termination Fee pursuant to Section 8.5(c).

(b) If this Agreement is terminated (i) by the Company pursuant to Section 8.3(a) or (ii) by Parent pursuant to Section 8.4(a), then the Company shall, prior to such termination for a termination pursuant to clause (i) or promptly (but in no event later than two (2) days after the date of such termination) for a termination pursuant to clause (ii), pay Parent a fee equal to $12.2 million (the “Termination Fee”), payable by wire transfer of same day funds. In addition, if this Agreement is terminated by Parent or the Company pursuant to clause (a) or (b) of Section 8.2 and (x) prior to such termination or at the time of the meeting of the Company’s stockholders referred to in Section 8.2(b), there shall have been publicly disclosed, announced, commenced, submitted or made by a third party (other than by Parent or an Affiliate of Parent) a bona fide Acquisition Proposal and (y) within twelve (12) months after the termination of this Agreement pursuant to Section 8.2, the Company shall enter into a definitive agreement with respect to any Acquisition Proposal (which Acquisition Proposal is ultimately consummated) or an Acquisition Proposal shall have been consummated, then the Company shall promptly, but in no event later than two business days after the date of such consummation, pay Parent a fee equal to the Termination Fee, payable by wire transfer of same day funds (provided that for purposes of this sentence, the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”). For the avoidance of doubt, any payment to be made by any party under this Section 8.5(b) shall be payable only once to such other party with respect to this Section 8.5(b) and not in duplication even though such payment may be payable under one or more provisions hereof.

(c) So long as the Company has not breached in any material respect its obligations under Section 6.5, Section 6.6 or any other covenant in this Agreement (in each case to the extent such obligations or covenants relate to antitrust or competition Law matters (collectively, the “Antitrust Covenants”), if this Agreement is terminated (i) pursuant to Section 8.2(c), based on the entry of any Order relating to antitrust or competition Law, or (ii) pursuant to Section 8.2(a), and at the time of such termination all conditions to Closing set forth in Article VII (other than the conditions set forth in Section 7.1(c), Section 7.1(d) (in the case of Section 7.1(d), solely to the extent such Order relates to antitrust or competition Law), Section 7.2(c) (in the case of Section 7.2(c), solely to the extent such suit, action or proceeding relates to antitrust or competition Law, Section 7.3(a) and Section 7.3(b)) have been satisfied or waived, then Parent shall promptly, but in no event later than two (2) days after the date of such termination, pay to the Company Parent a fee equal to $28.4 million (the “Parent Termination Fee”), payable by wire transfer of same day funds; provided, however, that if Parent elects to extend the Termination Date pursuant to Section 8.2(a) and such termination occurs after August 31, 2011, then the Parent Termination Fee shall equal $30.4 million; and provided, further, that the Parent Termination Fee shall not be payable if (1) Parent has waived in writing any condition related to antitrust or competition matters described in this Section 8.5(c) and is prepared to consummate the Merger notwithstanding the failure of such condition, and (2) the consummation of the Merger notwithstanding the failure of such condition would not reasonably be expected to subject any officer or director of the Company to personal liability. For the avoidance of doubt, any payment to be made by any party under this Section 8.5(c) shall be payable only once to such other party with respect to this Section 8.5(c) and not in duplication even though such payment may be payable under one or more provisions hereof. The parties hereto acknowledge that in any proceeding by the Company alleging breach of the Antitrust Covenants by Parent, the amount of the Parent Termination Fee paid by Parent shall be credited against any damages that the Company may be entitled to receive.

ARTICLE IX

MISCELLANEOUS AND GENERAL

9.1 Survival. None of the representations and warranties in this Agreement shall survive the consummation of the Merger. Nothing in this Section 9.1 shall limit any covenant or agreement of any party contained in this Agreement that by its terms contemplates performance after the Effective Time.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, that after the Company Requisite Vote is obtained, any amendment which by Law requires further approval by the Company’s stockholders shall be subject to the requisite stockholder approval.

9.3 Waiver of Conditions. (a) Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by Law.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5 Governing Law and Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The parties hereby irrevocably submit to the personal jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court declines to accept jurisdiction, and other courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware) solely in respect of the interpretation and enforcement of this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

9.6 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when delivered, if delivered personally to the intended recipient, and (ii) one (1) business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

if to Parent or Merger Sub

VeriFone Systems, Inc.

2099 Gateway Place, Suite 600

San Jose, California 95110

Attention: Chief Executive Officer

with a copy to:

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

Attention: Scott D. Miller

Sarah P. Payne

if to the Company

Hypercom Corporation

8888 East Raintree Drive, Suite 300

Scottsdale, Arizona 85260

Attention: Chief Executive Officer

with a copy to:

DLA Piper LLP 2525

East Camelback Road

Suite 1000

Phoenix, AZ 85016-4232

Attention: Steven D. Pidgeon

and to:

DLA Piper LLP

2000 University Avenue

Suite 1000 East Palo Alto, CA 94303-2215

Attention: Richard S. Millard

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

9.7 Entire Agreement. This Agreement (including any exhibits hereto), the Confidentiality Agreement and the Company Disclosure Letter constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

9.8 No Third-Party Beneficiaries. (a) Except as specifically set forth in this Section 9.8(a), Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, it is agreed that from and after the Effective Time each Indemnified Party is an intended third-party beneficiary of the provisions of Section 6.11. Each intended third-party beneficiary shall have the right to enforce by appropriate action (including suit for specific performance) the provisions of this Agreement intended to benefit such person.

(b) The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a), be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.11 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.12 Interpretation. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

9.13 Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

9.14 Assignment. This Agreement shall not be assignable by operation of Law or otherwise; provided, however, that Parent may designate prior to the Effective Time, by written notice to the Company, another wholly-owned direct or indirect Subsidiary to be a party to the Merger in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation. Any purported assignment in violation of this Agreement is void.

9.15 Enforcement. Each party agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the other parties hereto. It is accordingly agreed that the other parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against each party in any court set forth in Section 9.5(a), this being in addition to any other remedy to which the company may be entitled at law or in equity.

[Signatures Pages to Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

HYPERCOM CORPORATION

By:	/s/ Philippe Tartavull
Name: Philippe Tartavull
Title: Chief Executive Officer and President

VERIFONE SYSTEMS, INC.

By:	/s/ Albert Liu
Name: Albert Liu
Title: Senior Vice President, General Counsel and Secretary

HONEY ACQUISITION CO.

By:	/s/ Albert Liu
Name: Albert Liu
Title: Senior Vice President

ANNEX A

INDEX OF DEFINED TERMS

Defined Term	Section
5% Holders	5.1(d)(iii)
Acquisition Proposal	6.2(b)
Affected Employees	6.16(a)
Affiliates	5.1(e)(ii)
Aggregate Divestiture Commitment	6.6(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(i)(2)
Anti-Bribery Laws	5.1(w)
Antitrust Covenants	8.5(c)
Applicable Date	5.1(e)(i)
Asset Purchase Agreement	6.6(a)
Audit Date	5.1(e)(i)
Average Closing Price	4.2(e)
Bankruptcy and Equity Exception	5.1(c)(i)
Book-Entry Company Share	4.1(a)(ii)
Book-Entry Parent Shares	4.2(b)(i)
business day	1.2
By-Laws	2.2
Card Organizations	5.1(v)(ii)
Card Regulations	5.1(v)(ii)
Certificate	4.1(a)(ii)
Certificate Letter of Transmittal	4.2(b)(i)
Certificate of Merger	1.3
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	Recitals
Common Stock Unit	5.1(b)(i)
Company	Preamble
Company Awards	4.4(b)
Company Change of Recommendation	6.2(c)(ii)
Company Compensation and Benefit Plan	5.1(h)(i)
Company Disclosure Letter	5.1
Company Labor Agreements	5.1(m)
Company Material Adverse Effect	5.1(a)
Company Non-U.S. Compensation and Benefit Plans	5.1(h)(i)
Company Option	4.4(a)
Company Preferred Shares	5.1(b)(i)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)(i)
Company Share	4.1(a)(i)
Company Shares	4.1(a)(i)
Company Stock Plans	5.1(b)(i)
Company Stockholders Meeting	6.4(a)
Company Warrant	4.5
Confidentiality Agreement	6.2(a)(iii)

Defined Term	Section
Contract	5.1(d)(ii)
Current Annual Premium	6.11(c)
D&O Insurance	6.11(c)
DGCL	1.1
Effective Time	1.3
Environmental Law	5.1(k)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iii)
Exchange Act	5.1(d)(i)
Exchange Agent	4.2(c)
Exchange Fund	4.2(a)
Exchange Ratio	4.1(a)(i)
Excluded Company Shares	4.1(a)(i)
GAAP	5.1(e)(iv)
Government Contract	5.1(q)
Governmental Consents	7.1(c)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(k)
HSR Act	5.1(b)(ii)
Indemnified Parties	6.11(a)
Insurance Policies	5.1(p)
Intellectual Property	5.1(n)(vii)(1)
Inventory	5.1(u)
IRS	5.1(h)(ii)
IT Assets	5.1(n)(vii)(2)
knowledge	5.1(b)(iv)
Laws	5.1(i)(i)
Licenses	5.1(v)(i)
Lien	5.1(b)(i)
Loan and Security Agreement	7.2(e)
Material Contracts	5.1(q)(i)(K)
Maximum Divestiture Commitment	6.5(e)
Merger	Recitals
Merger Consideration	4.1(a)(i)
Merger Sub	Preamble
NYSE	5.1(d)(i)
OFAC	5.1(x)
Order	7.1(d)
Parent	Preamble
Parent Applicable Date	5.2(f)(i)
Parent Common Stock	4.1(a)(i)
Parent Disclosure Letter	5.2
Parent Material Adverse Effect	5.2(a)
Parent Preferred Shares	5.2(c)
Parent Reports	5.2(f)(i)
Parent Termination Fee	8.5(c)
Permitted Capitalization Change	7.2(a)
person	4.2(b)
Person	4.2(b)
Proceeding	5.1(l)(iii)
Product	5.1(s)

Defined Term	Section
Product Certifications	5.1(t)
Prospectus/Proxy Statement	6.3(a)
Registered	5.1(n)(vii)(3)
Registered Letter of Transmittal	4.2(b)(i)
Related Persons	8.4(a)
Representatives	6.2(a)
Rights	5.1(aa)
Rights Agreement	5.1(b)(i)
RoHS Directive	5.1(k)(ii)
S-4 Registration Statement	6.3(a)
Sarbanes-Oxley	5.1(e)(i)
SEC	4.4(c)
Securities Act	4.4(c)
Senior Officers	6.18(d)
Series A Junior Participating Preferred Stock	5.1(b)(i)
Software	5.1(n)(vii)(4)
Software Products	5.1(n)(vi)
Subsidiary	5.1(a)
Superior Proposal	6.2(b)
Support Agreement	Recitals
Surviving Corporation	1.1
Takeover Statute	5.1(j)
Tax	5.1(l)
Tax Return	5.1(l)
Termination Date	8.2
Termination Fee	8.5(b)
Trade Secrets	5.1(n)(vii)(1)
WEEE Directive	5.1(k)(ii)

ANNEX B

SUPPORT AGREEMENT

SUPPORT AGREEMENT (this “Agreement”), dated as of November 17, 2010, by and among FP Hypercom Holdco, LLC (“FP”), VeriFone Systems, Inc., a Delaware corporation (“VeriFone”) and Francisco Partners II, L.P., a Delaware limited partnership (“FP LP”). Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms in the Merger Agreement (as defined below).

WHEREAS, contemporaneously with the execution of this Agreement, VeriFone, Hypercom Corporation (“Hypercom”) and Honey Acquisition Co. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of VeriFone, have entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into Hypercom, with Hypercom continuing as the surviving corporation and as a wholly owned subsidiary of VeriFone (the “Merger”);

WHEREAS, in order to induce VeriFone to enter into the Merger Agreement, FP and FP LP wish to enter into this Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1. Representations of FP. FP and FP LP (collectively, the “FP Parties”) each represent and warrant to VeriFone that:

(a) the FP Parties own beneficially (as such term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) or of record the Warrant to Purchase Common Stock (the “Warrant”), issued by Hypercom on April 1, 2008, and pursuant to which FP may purchase 10,544,000 fully paid and nonassessable shares (the “Shares”) of Hypercom’s common stock, par value $0.001 per share (“Hypercom Common Stock”), from Hypercom, at the exercise price of $5.00 per share (subject to adjustment as provided in the Warrant) free and clear of all Liens,

(b) the FP Parties do not beneficially own (as such term is used in Rule 13d-3 of the Exchange Act) any shares of Hypercom Common Stock other than the Shares and, except for the Warrant, does not have any options, warrants or other rights to acquire any additional shares of capital stock of Hypercom or any security exercisable for or convertible into shares of capital stock of Hypercom,

(c) the FP Parties have full power and authority and have taken all actions necessary to enter into, execute and deliver this Agreement and to perform fully their obligations hereunder,

(d) this Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of the FP Parties enforceable against the FP Parties in accordance with its terms,

(e) other than filings under the Exchange Act, no notices, reports or other filings are required to be made by the FP Parties with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the FP Parties from, any Governmental Entity, in connection with the execution and delivery of this Agreement by the FP Parties, and

(f) the execution, delivery and performance of this Agreement by the FP Parties does not, and the consummation by the FP Parties of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any contract, agreement, arrangement or commitment to which either of the FP Parties is a party or which is binding on it or its assets and will not result in the creation of any Lien on, or security interest in, any of the assets on properties of either of the FP Parties.

2. Agreement to Deliver Proxy. To the extent FP exercises the Warrant, in whole or in part, on or prior to any record date for any meeting of holders of Company Shares relating to the Merger or any other merger, consolidation, business combination, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Hypercom or its Subsidiaries (each such meeting, a “Stockholder Meeting”), FP agrees to deliver to VeriFone promptly upon VeriFone’s request an irrevocable proxy substantially in the form attached hereto as Schedule A to Vote the Shares at every such Stockholder Meeting and at every adjournment or postponement thereof:

(a) in favor of adoption of the Merger Agreement and approval of the Merger and the transactions contemplated thereby, and

(b) against any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Merger or inhibit the timely consummation of the Merger.

The proxy delivered by FP pursuant to this Section 2 shall be irrevocable during the term of this Agreement to the extent permitted under Delaware law. For purposes of this Agreement, “Vote” includes voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action (including, but not limited to, consenting in accordance with Section 228 of the Delaware General Corporation Law) or taking other action in favor of or against any action. “Voting” shall have a correlative meaning.

3. No Voting Trusts. The FP Parties agree that they will not, nor will they permit any entity under their control to, deposit any of their Shares or New Shares (as defined in Section 6 hereof) in a Voting trust or subject any of their Shares or New Shares to any arrangement with respect to the Voting of such Shares or New Shares other than agreements entered into with VeriFone.

4. No Proxy Solicitations. The FP Parties agree that they will not, nor will they permit any entity under their control to:

(a) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to or competition with the consummation of the Merger or otherwise assist any party in taking or planning any action which would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Merger or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement,

(b) directly or indirectly encourage, initiate or cooperate in a stockholders’ Vote or action by consent of Hypercom’s stockholders in opposition to or in competition with the consummation of the Merger, or

(c) become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act) with respect to any voting securities of Hypercom for the purpose of opposing or competing with the consummation of the Merger.

5. Transfer and Encumbrance. On or after the date hereof and during the term of this Agreement, the FP Parties agree not to transfer, sell, offer, exchange, pledge or otherwise dispose of or encumber the Warrant or any of their Shares or New Shares, unless the person to whom such Warrant, Shares or New Shares, as the case may be, has agreed to be bound by the terms hereof in writing; and provided, that the foregoing restriction shall not apply after the Company Requisite Vote has been obtained.

6. Additional Purchases. The FP Parties agree that, other than by exercise of the Warrant, they will not purchase or otherwise acquire beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act) of any shares of Hypercom Common Stock after the execution of this Agreement (“New Shares”), nor will the FP Parties voluntarily acquire the right to Vote or share in the Voting of any shares of Hypercom Common Stock other than the Shares, unless the FP Parties deliver to VeriFone immediately after such purchase or acquisition an irrevocable proxy substantially in the form attached hereto as Schedule A with respect to such New Shares. The FP Parties also agree that any New Shares acquired or purchased by them shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

7. Consent. FP hereby (i) to the extent required or contemplated by the Warrant, consents to the Merger and its consummation pursuant to the terms of the Merger Agreement, and waives any event of default under the Credit Agreement, dated as of February 13, 2008, by and among Hypercom and FP as Lender and Administrative Agent, arising by virtue of the entry into the Merger Agreement or the consummation of the Merger and consummation of the other transactions contemplated by the Merger Agreement (subject to the repayment in full of all principal, interest, fees and expenses thereunder on the Closing), and (ii) consents to the treatment of the Warrant pursuant to the terms Section 4.5 of the Merger Agreement and confirms that other than as provided for in the Merger Agreement, no other notice regarding the Merger is required under the Warrant and the Related Agreements (as defined in the Warrant) in connection with the Merger; provided, however, that in no event shall Section 4.5 of the Merger Agreement be amended, modified or revised without FP’s consent. FP and VeriFone agree to deliver an executed Assignment and Assumption Agreement in substantially the form attached hereto as Schedule B. FP LP hereby agrees to deliver a payoff letter on or prior to the Closing in substantially the form attached hereto as Schedule C.

8. Stockholder Capacity. No Person executing this Agreement who is or becomes during the term hereof a director or officer of the Company shall be deemed to make any agreement or understanding in this Agreement in such Person’s capacity as a director or officer and nothing herein shall affect the ability of any Person to take any action as director of the Company permissible under the Merger Agreement.

9. Specific Performance. The parties acknowledge that there may be no adequate remedy at law for a breach of this Agreement and that money damages may not be an appropriate remedy for breach of this Agreement. Therefore, the parties agree that each party has the right to injunctive relief and specific performance of this Agreement in the event of any breach hereof in addition to any rights it may have for damages, which shall include out of pocket expenses, loss of business opportunities and any other damages, direct and indirect, consequential, punitive or otherwise. The remedies set forth in this Section 8 are cumulative and shall in no way limit any other remedy any party hereto has at law, in equity or pursuant hereto.

10. Entire Agreement; Amendment; Waiver. This Agreement (including the schedules hereto) constitutes the entire agreement, and supersedes all prior agreements, understanding, representations and warranties both written and oral, between the parties, with respect to the subject matter hereof. Subject to the provisions of applicable Law, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the party against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

11. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when delivered, if delivered personally to the intended recipient, and (ii) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

To VeriFone:

VeriFone Systems, Inc.

2099 Gateway Place

San Jose, California 95110

Telephone: 408-232-7800

Attention: Albert Liu

With a copy to:

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

Telephone: 650-461-5600

Attention: Scott D. Miller

Sarah P. Payne

To FP or FP LP:

FP Hypercom Holdco, LLC

Francisco Partners II, L.P.

One Letterman Drive

Building C, Suite 410

San Francisco, CA 94129

Telephone: 415 418-2900

Attention: Keith Geeslin

With a copy to:

Shearman & Sterling

525 Market Street

San Francisco, CA 94104

415 616-1248

Michael J. Kennedy

12. Miscellaneous.

(a) Governing Law. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Venue. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of Delaware and the Federal courts of the United States of America located in the State of Delaware solely in respect of the interpretation and enforcement of this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement of this Agreement or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action, proceeding or transactions shall be heard and determined in such a Delaware State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the Person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

(c) WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11(C).

(d) Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not, subject to clause (a), be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

(e) Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(f) Termination. This Agreement shall terminate upon the earliest to occur of (i) the Closing and (ii) the termination of the Merger Agreement.

(g) Headings. The headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(h) THIRD PARTY BENEFICIARIES. NOTHING IN THIS AGREEMENT, EXPRESS OR IMPLIED, IS INTENDED TO CONFER UPON ANY PERSON OTHER THAN VERIFONE, FP AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, ANY RIGHTS OR REMEDIES UNDER OR BY REASON OF THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

VeriFone Systems, Inc.

By:	/s/ Albert Liu
Name: Albert Liu
Title: Senior Vice President, General Counsel and Secretary

FP Hypercom Holdco, LLC

By:	Francisco Partners II, L.P.
Its Managing Member

By:	Francisco Partners GP II, L.P.
Its General Partner

By:	Francisco Partners GP II Management, LLC
Its General Partner

By:	/s/ Tom Ludwig
Name: Tom Ludwig
Title: Authorized Representative

Francisco Partners II, L.P.

By:	Francisco Partners GP II, L.P. Its General Partner

By:	Francisco Partners GP II Management, LLC
Its General Partner

By:	/s/ Tom Ludwig
Name: Tom Ludwig
Title: Authorized Representative

(SCHEDULE A)

FORM OF PROXY

The undersigned, for consideration received, hereby appoints Douglas Bergeron or another representative of VeriFone Systems, Inc. designated by him and each of them our proxies, with power of substitution and resubstitution, to Vote (as defined below) all shares of Common Stock, par value $0.001 per share, of Hypercom Corporation, a Delaware corporation (“Hypercom”), owned by the undersigned (the “Shares”) as of the date hereof as follows:

(a) FOR (i) adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 17, 2010, by and among Hypercom, VeriFone Systems, Inc. (“VeriFone”), a Delaware corporation, and Honey Acquisition Co. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of VeriFone, and (ii) approval of the merger of Merger Sub with and into Hypercom, with Hypercom continuing as the surviving corporation and as a wholly owned subsidiary of VeriFone (the “Merger”); and

(b) AGAINST any action or agreement that would compete with, or materially impede, or interfere with or that would reasonably be expected to discourage the Merger or inhibit the timely consummation of the Merger

“Vote” means voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action (including, but not limited to, consenting in accordance with Section 228 of the Delaware General Corporation Law) or taking other action in favor of or against any action. This proxy applies to any Vote (i) at any meeting of the stockholders of Hypercom, and any adjournment or postponement thereof, at which the matters described above are considered, including the special meeting of stockholders of Hypercom to be held as soon as practicable after the date hereof or (ii) in connection with any written consent of stockholders of Hypercom.

This proxy is coupled with an interest, revokes all prior proxies granted by the undersigned and is irrevocable until such time as the Support Agreement (the “Support Agreement”), dated as of November 17, 2010, between the undersigned and VeriFone, terminates in accordance with its terms, at which time this proxy shall expire.

Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms pursuant to the Voting Agreement.

Dated November , 2010

[FP Hypercom Holdco, LLC][Francisco Partners II, L.P.]

By:
Name:
Title:

ANNEX C

UBS Securities LLC 555 California Street, 36th Floor San Francisco, CA 94104 www.ubs.com

November 16, 2010

The Board of Directors

Hypercom Corporation

8888 East Raintree Drive, Suite 300

Scottsdale, AZ 85260

Dear Members of the Board

We understand that Hypercom Corporation, a Delaware corporation (the “Company”), is considering a transaction whereby VeriFone Systems, Inc., a Delaware corporation (“VeriFone”), will effect a merger involving the Company. Pursuant to the terms of an Agreement and Plan of Merger, draft dated as of November 13, 2010 (the “Agreement”), among VeriFone, the Company and a wholly owned subsidiary of VeriFone (“Sub”), Sub will undertake a series of transactions whereby the Company will become a wholly owned subsidiary of VeriFone (the “Transaction”). Pursuant to the terms of the Agreement all of the issued and outstanding shares of the common stock, par value of $0.001 per share, of the Company (“Company Common Stock”) will be converted into the right to receive, for each outstanding share of Company Common Stock, 0.230 (the “Exchange Ratio”) shares of the common stock, par value $0.01 per share, of VeriFone (“VeriFone Common Stock”).

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than FP Hypercom Holdco LLC and its affiliates, the “Excluded Holders”), of the Exchange Ratio provided for in the Transaction. Our opinion addresses the Exchange Ratio on a per share basis, without taking into consideration any individual holder’s percentage ownership of Company Common Stock.

UBS Securities LLC (“UBS”) has acted as financial advisor to the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as financial advisor to the Company in 2007 and 2008 in its acquisition of the e-Transaction business line of Thales SA. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and VeriFone and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly specified herein, of the Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio. We express no opinion as to what the value of VeriFone Common Stock will be when issued pursuant to the Transaction or the

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

UBS Securities LLC 555 California Street, 36th Floor San Francisco, CA 94104 www.ubs.com

price at which VeriFone Common Stock or Company Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company, VeriFone or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and VeriFone; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis; (iii) reviewed certain internal financial information and other data relating to the business and financial prospects of VeriFone that were not publicly available, including financial forecasts and estimates prepared by the management of VeriFone, as modified by the management of the Company, that you have directed us to utilize for purposes of our analysis; (iv) reviewed certain estimates of synergies prepared by the management of the Company that were not publicly available that you have directed us to utilize for purposes of our analysis; (v) conducted discussions with members of the senior managements of the Company and VeriFone concerning the business and financial prospects of the Company and VeriFone; (vi) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vii) reviewed current and historical market prices of Company Common Stock and VeriFone Common Stock; (viii) reviewed the Agreement; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or VeriFone, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates and synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, VeriFone and such synergies. In addition, we have assumed with your approval that the financial forecasts and estimates, including synergies, referred to above will be achieved at the times and in the amounts projected. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Transaction is fair, from a financial point of view, to holders of Company Common Stock (other than the Excluded Holders, as to which we express no opinion).

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

UBS Securities LLC 555 California Street, 36th Floor San Francisco, CA 94104 www.ubs.com

This opinion is provided for the benefit of the Board of Directors, in their capacity as such, in connection with, and for the purpose of, its evaluation of the Exchange Ratio provided for in the Transaction.

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Gavin W. Slader	By:	/s/ Seth Sunderland
Name:	Gavin W. Slader	Name:	Seth Sunderland
Title:	Executive Director	Title:	Associate Director

UBS Investment Bank is a business group of UBS AG.

UBS Securities LLC is a subsidiary of UBS AG.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. VeriFone’s certificate of incorporation provides for this limitation of liability.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such a person in connection with any threatened, pending or completed actions, suits or proceedings in which such a person is made a party by reason of being or having been a director, officer, employee or agent of the corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eight of VeriFone’s certificate of incorporation provides for indemnification by VeriFone of its directors, officers and employees to the fullest extent permitted by the DGCL.

The registrant expects to maintain standard policies of insurance that provide coverage (1) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to VeriFone with respect to indemnification payments that it may make to such directors and officers.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 17, 2010, among Hypercom Corporation, VeriFone Systems, Inc. and Honey Acquisition Co. (attached as Annex A to the proxy statement/prospectus contained in this registration statement).

2.2	Support Agreement, dated as of November 17, 2010, among VeriFone Systems, Inc., FP Hypercom Holdco, LLC and Francisco Partners II, L.P. (attached as Annex B to the proxy statement/prospectus contained in this registration statement).

3.1	Amended and Restated Certificate of Incorporation of VeriFone Systems, Inc. (incorporated herein by reference to Exhibit 3.1 to the Annual Report on Form 10-K of VeriFone Systems, Inc. filed on December 21, 2010).

3.3	Bylaws of VeriFone Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form S-1/A of VeriFone Holdings, Inc. filed on April 29, 2005).

3.4	Amendment No. 1 to the Bylaws of VeriFone Holdings, Inc. (incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K of VeriFone Holdings, Inc. filed on April 3, 2008).

5.1	Opinion of Sullivan & Cromwell LLP.*

8.1	Tax Opinion of Sullivan & Cromwell LLP.*

8.2	Tax Opinion of DLA Piper LLP (US).*

Exhibit No.	Description

23.1	Consent of Ernst & Young LLP relating to VeriFone’s financial statements.

23.2	Consent of Ernst & Young LLP relating to Hypercom’s financial statements.

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1).*

23.4	Consent of DLA Piper LLP (US) (included in Exhibit 8.2).*

24.1	Powers of Attorney.*

99.1	Form of Hypercom Proxy Card.

99.2	Consent of UBS Securities LLC.

*	Previously filed

ITEM 22.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B (§230.430B of this chapter):

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining any liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on the 10th day of January, 2011.

VeriFone Systems, Inc.

By:	/S/ DOUGLAS G. BERGERON
Name:	Douglas G. Bergeron
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ DOUGLAS G. BERGERON Douglas G. Bergeron	Chief Executive Officer and Director (principal executive officer)	January 10, 2011

/S/ ROBERT DYKES Robert Dykes	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	January 10, 2011

* Robert W. Alspaugh	Director	January 10, 2011

* Dr. Leslie G. Denend	Director	January 10, 2011

* Alex W. Hart	Director	January 10, 2011

* Robert B. Henske	Director	January 10, 2011

* Richard A. McGinn	Director	January 10, 2011

* Eitan Raff	Director	January 10, 2011

* Charles R. Rinehart	Director	January 10, 2011

* Jeffrey E. Stiefler	Director	January 10, 2011

* BY:	/s/ DOUGLAS G. BERGERON
Douglas G. Bergeron Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 17, 2010, among Hypercom Corporation, VeriFone Systems, Inc. and Honey Acquisition Co. (attached as Annex A to the proxy statement/prospectus contained in this registration statement).

2.2	Support Agreement, dated as of November 17, 2010, among VeriFone Systems, Inc., FP Hypercom Holdco, LLC and Francisco Partners II, L.P. (attached as Annex B to the proxy statement/prospectus contained in this registration statement).

3.1	Amended and Restated Certificate of Incorporation of VeriFone Systems, Inc. (incorporated herein by reference to Exhibit 3.1 to the Annual Report on Form 10-K of VeriFone Systems, Inc. filed on December 21, 2010).

3.3	Bylaws of VeriFone Holdings, Inc. (incorporated herein by reference to Exhibit 3.2 to the Registration Statement on Form S-1/A of VeriFone Holdings, Inc. filed on April 29, 2005).

3.4	Amendment No. 1 to the Bylaws of VeriFone Holdings, Inc. (incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K of VeriFone Holdings, Inc. filed on April 3, 2008).

5.1	Opinion of Sullivan & Cromwell LLP.*

8.1	Tax Opinion of Sullivan & Cromwell LLP.*

8.2	Tax Opinion of DLA Piper LLP (US).*

23.1	Consent of Ernst & Young LLP relating to VeriFone’s financial statements.

23.2	Consent of Ernst & Young LLP relating to Hypercom’s financial statements.

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.1 and 8.1).*

23.4	Consent of DLA Piper LLP (US) (included in Exhibit 8.2).*

24.1	Powers of Attorney.*

99.1	Form of Hypercom Proxy Card.

99.2	Consent of UBS Securities LLC.

*	Previously filed